Form 20-F
period 2009-12-31
CNC Development Ltd.
filed 2010-08-19
CIK 1442508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _______________

Commission file number 000-53786

CNC DEVELOPMENT LTD.

(Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

c/o WHI, Inc.
410 South Michigan Ave., Suite 620
Chicago, Illinois 60605
(312) 957-4172

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William C. Morro, Chief Executive Officer
2918 Fifth Avenue South, Suite 209
San Diego, California 92103
(619) 298-9883

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Copies to:

Christopher S. Auguste
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Telephone: (212) 715-9100
Fax: (212) 715-8000

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange of Which Registered
Common Shares, Par Value US$0.0001	OTC Bulletin Board
Class A Preferred Shares, Par Value US$0.0001	OTC Bulletin Board
Class B Preferred Shares, Par Value US$0.0001	OTC Bulletin Board

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,206,254 Common Shares, US$ 0.0001 par value and 6,744,079 Class A Preferred Shares, US$ 0.0001 par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐                      No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☑                      No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☐                      No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐                      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐                  Accelerated filer ☐                  Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑

International Financial Reporting Standards as issued by the International Accounting Standards Board

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐                           Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                      No ☐

Table of Contents

CERTAIN INFORMATION

Unless otherwise indicated and except where the context otherwise requires, in this Annual Report on Form 20-F references to:

•	“CNC”, “we,” “us”, “our” or “company” refer to CNC Development Ltd. (together with its subsidiaries and affiliated entities);

•	“IAG” refers to InterAmerican Acquisition Group, Inc.;

•	“Sing Kung” refers to Sing Kung Ltd.;

•	“Century City” refers to Century City Infrastructure Co., Ltd.;

•	“SNC” refers to Shanghai New Century City Development, Ltd.;

•	“Group” refers to CNC Development Ltd. together with SNC for periods prior to its acquisition by Sing Kung;

•	“BVI” refers to the British Virgin Islands;

•	“PRC” or “China” refer to the People’s Republic of China;

•	“stock purchase agreement” refers to that certain stock purchase agreement dated as of May 15, 2008 between IAG and Sing Kung, as amended;

•	“Sing Kung acquisition” refers to the transaction contemplated by the stock purchase agreement.

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	all references to “RMB” and “Renminbi” are to the legal currency of China, and all references to “dollars” or “$” refer to the legal currency of the United States.

CNC was established under the laws of BVI on August 8, 2008, as a subsidiary of IAG, a blank check company that was formed as a vehicle for an acquisition of an operating business.  CNC’s purpose was to merge with IAG for purposes of changing domicile and, as the surviving company in the merger, to hold a 100% interest in Sing Kung upon the completion of the Sing Kung acquisition (a reverse acquisition transaction).   Upon consummation of the merger, each outstanding share of IAG common stock automatically converted into common and preferred shares of CNC and each outstanding IAG warrant automatically converted into one CNC warrant and each outstanding IAG unit automatically converted into one CNC unit.

WHI Inc. of 410 South Michigan Ave., Suite 620, Chicago, IL 60605 (tel: 312-957-4172) is our U.S. agent. Our BVI registered address is Sea Meadow House, Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. Our principal executive offices are located at Suite 1405，Huiyang Bld 6，No.1139 Pu Dong Avenue, Shanghai，200135 in the PRC and our telephone number is (86) 21-13321992177.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other matters:

•	our future business development, results of operations and financial condition;

•	our projected revenues, profits, earnings and other estimated financial information;

•	our anticipated levels of capital expenditures during the next year;

•	our belief that we have sufficient liquidity through the end of the current fiscal year; and

•	our anticipated operating strategies.

You can generally identify these forward-looking statements by words such as “will’ “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue”, or other and similar expressions regarding future periods or the negative of such expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The accuracy of these statements may be affected by inaccurate assumptions we might have made or by known or unknown risks, uncertainties or other factors, including the risk factors described under Item 3.D, “Key Information —Risk Factors,” of this Annual Report on Form 20-F, which may cause our actual results to differ materially from the from those anticipated or implied by the forward-looking statements. The following are among the key risks and other factors to consider in evaluating our forward-looking statements:

•	general economic conditions, including China’s overall economic conditions;

•	changes in government policy;

•	outcomes of government reviews, inquiries, investigations and related litigation;

•	continued compliance with government regulations;

•	legislation or regulatory environments, requirements or changes adversely affecting business and infrastructure development in China;

•	inadequacies of our management resources;

•	deficiencies in our internal controls;

•	our business strategy and plans, including without limitation our decision to suspend infrastructure development operations in China;

•	our limited liquidity and capital resources and the results of future financing efforts.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report.

All forward-looking statements included herein attributable to us are expressly qualified in their entirety by the cautionary statements contained or referred in this section. Except to the extent required by applicable laws and regulations, we do not undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

This Annual Report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 of this Annual Report.

PART I

ITEM 1.             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required.

ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.             KEY INFORMATION

A.  Selected Financial Data.

The following selected consolidated financial data as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and for the period from January 18, 2007 (inception) through December 31, 2007 have been derived from the audited consolidated financial statements of the Company included in this Annual Report beginning on page F-1.  This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Operating and Financial Review and Prospects” and other financial information included in this Annual Report.

The consolidated financial statements are prepared and presented in accordance with U.S. GAAP and the Sing Kung acquisition is therefore accounted for using accounting principles applicable to a recapitalization with Sing Kung being treated as the accounting parent (acquirer) and the Company, the legal parent, being treated as the accounting acquiree. In a recapitalization, all accounting history, prior to the reverse merger date, becomes that of the accounting acquirer (Sing Kung). Accordingly, all historical information presented in the following selected financial data the date of the Sing Kung acquisition is that of Sing Kung.   The results of operations of the Company in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

CNC Development Ltd.
Selected Consolidated Financial Data
(in U.S. Dollars, except for share amounts)

Selected Consolidated Statement of Operations Data (1)	For the year ended December 31,		For the period from January 18, 2007 (inception) through December 31,
	2009	2008	2007

Contract revenue	$-	$4,892,204	$-
Cost of revenue	-	(304,386)	-

Gross profit	-	4,587,818	-

Operating (loss)/income	(5,137,149)	3,667,895	(9,961)

Net (loss)/income	(4,285,174)	3,770,139	(9,961)
Other comprehensive income (foreign currency translation adjustment)	284,589	278,593	-

Comprehensive (loss)/income	$(4,000,585)	$4,048,732	$(9,961)

Net (loss)/income per share:
Basic	$(0.20)	$0.18	nil
Diluted	$(0.20)	$0.16	nil

Weighted average number of shares outstanding: (2)
Basic	21,009,038	20,919,480	20,919,480
Diluted	21,009,038	23,834,480	20,919,480

Cash dividend per share:	-	-	-

Notes:
1)	We had no discontinued operations during the periods reported.
2)	Weighted average shares outstanding and earnings per share reflects the retroactive restatement of CNC’s shareholders’ equity to account for the effect of the Sing Kung acquisition.

	As of December 31,
Selected Consolidated Balance Sheet Data	2009	2008	2007
Total assets	$25,431,358	$53,487,750	$5,349
Stockholders (deficiency)/equity (net assets)	$(5,373,231)	$4,039,271	$(9,960)
Common stock	$2,121	$2,092	$2,092
Number of common shares issued and outstanding	21,206,254	20,919,480	20,919,480

Note:	Shares outstanding reflect the retroactive restatement of CNC’s shares to account for the effect of the Sing Kung acquisition

Exchange Rate Information

Not required

B.  Capitalization and Indebtedness

Not required

C.  Reasons for the Offer and Use of Proceeds

Not required

D.  Risk Factors

An investment in our securities involves risk. The discussion of risks related to our business contained in this Annual Report on Form 20-F comprises material risks of which we are aware and you should consider these risks carefully. If any of the events or developments described actually occurs, our business, financial condition or results of operations would likely suffer and the value of our stock would likely decline.  You should pay particular attention to the fact that CNC is a holding company domiciled in the BVI with almost all of its assets in China. As a result, we are subject to legal and regulatory environments that differ in many respects from those of the U.S. The discussion of risks related to our business contained in this Annual Report on Form 20-F also includes forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks relating to our business and operations

Our infrastructure business in the PRC has been suspended and may be discontinued altogether if sufficient resources and personnel cannot be assembled to restart operations prior to the end of 2010, with the result that we may be required to identify an alternative business and some or all of the value of our assets may be lost.

In order to reduce costs and maintain the existence of the company within the limits of our financial resources, we terminated all of our operating and management personnel in the PRC and transferred the projects in-progress to unrelated third parties who would assume the related liabilities. We are continuing our efforts to collect on our BT Project receivables (Net Investment in BT Projects) and to raise alternative financing sufficient to restart and support ongoing operations. However, it is likely that we will not be able to do either of these things in time to preserve our position in the market or reasonably assure its success as a BT Project developer. If our board determines that continuation in the infrastructure development business is not viable, then we will have to seek an alternative business strategy and there is no assurance that we will be able to do so or that we will have the resources to implement a new business plan. As a result, the company may have to liquidate and investors could suffer a total loss of their investment.

Our municipal government customers may be unable or unwilling to meet their contractual obligations to pay us, and if collection of our BT Project receivables is delayed, we are unlikely to be able to resort to litigation to enforce our contractual rights.

Many municipal governments in China, including our BT Project customers, are fiscally constrained and lack liquidity to timely meet all of their obligations. Our rights under our BT Contracts are not unambiguously clear, security interests intended to be granted by the contracts are not perfected and we have discovered that informal agreements and deficiencies in performance of the contracts by prior management may undermine the written contract terms. Furthermore, the legal framework in China is unfavorable to actions by private parties bringing actions against government entities and the outcome of such matters is often susceptible to influence of political and other forces. Consequently, we are unlikely to be able to successfully litigate to enforce payment of our completed BT Project contracts if we encounter collection problems or delays. In such case, the net realizable value of our BT Project receivables could be reduced or eliminated altogether.

BT Project cash flow has been negative since our inception, even though accounting rules applicable to our infrastructure development business resulted in positive reported earnings during 2008, and therefore access to significant incremental funding in excess of our current resources would be required to restart the business.

U.S. and GAAP accounting separates cash flow from earnings due to applicable conventions regarding revenue recognition. As a result, although our accounting earnings may be positive, our cash flow may be negative and we may not have sufficient working capital to meet our ongoing requirements or fund new business growth. Our management has not established, and our historical contract documentation does not support, reliable credit facilities or other mechanisms such as selling receivables that allow us to convert receivables on incomplete projects or long-term assets into cash to overcome this problem. Consequently, any reported earnings and financial statement net worth may not be indicative of our ability to meet our contractual obligations or to sustain ourselves as a going concern if we pursue resumption of this business. There can be no assurance that we will have access to working capital from credit or equity markets that is sufficient to allow us to restart the infrastructure development business.

The downsizing of our principal office in China and the termination of all managers located there may adversely affect our ability to effectively monitor the residual business, maintain relationships with historical customers who owe us money and collect BT Project receivables.

Currently, our sole officer is resident outside of the PRC and is not able to actively maintain business relationships with customers for whom BT Projects have been completed and to monitor factors that could hamper collection of BT Project payments still owed to the Company.   The necessity of having to travel internationally or to work in different time zones puts an additional burden on our management and utilizes scarce financial resources with the result that customer management may be inefficient or insufficient to ensure that collections are maximized. Solicitation of new business is also precluded, as a practical matter, by the lack of proximity to customers.

While our infrastructure development business is suspended, competition, including potential competition from our former employees, may increase to the point that it is not possible for us to restart the business.

New competition may reduce our growth prospects or its level of profitability. Competitors may attempt to copy or replicate our business model and our former employees are not restricted from assisting competitors or potential competitors from doing so or pursing business with our former customers. We think it is likely that our former employees will affiliate themselves with our competitors. This could have an adverse effect on our ability to successfully restart our infrastructure development business.

If we elect to resume the infrastructure development business in China we will probably have to do so without the benefit of the historical relationship between Century City’s key managers and the key personnel at each of Tsinghua and Tongji Universities.

The managers of our PRC subsidiaries who have been terminated had established strategic partnerships with key personnel affiliated with each of China’s top research and urban planning institutions in the field of new city planning and design. These institutions include Tsinghua University in Beijing, Tongji University in Shanghai, and University of China Technology & Science in Anhui. Staff from each of these institutions has a long history of consulting for the Chinese government at the central, provincial, and municipal level on new city planning and economic development. Certain of the Company’s personnel, who are no longer affiliated with us, collaborated on planning projects with university staff members and built trust and relationships with the municipal leaders that were identified as potential customers. These relationships were considered important to guiding us to tailor our bids to precisely meet client needs, selecting qualified consortium partners that are trusted by prospective clients to perform the contracts, and accessing capital resources to finance and manage these projects. It is unlikely that these relationships can be reinstituted if we elect to pursue a restart of the infrastructure development business and their loss will likely make future project awards more difficult to win and less profitable.

The infrastructure development business is difficult to manage and adverse deviations in performance from expected results are likely.

Successful management of BT Projects is challenging to achieve and performance failures that could adversely affect our results if we choose to restart this line of business could arise from many factors, some of which will be outside of our control:

•	Failure to properly estimate costs of engineering, materials, equipment or labor;

•	Unanticipated technical problems with the structures, materials, or services being supplied by us, which may require that we spend our own money to remedy the problem;

•	Project modifications creating unanticipated costs;

•	Changes in the costs of equipment, materials, labor, not specific to the sub-contractors;

•	Our suppliers’ or subcontractors’ failure to perform;

•	Difficulties by our customers to obtain required governmental permits or approvals;

•	Changes in local laws and regulations;

•	Delays caused by local weather conditions; and

•	Exacerbation of any one or more of these factors as projects grow in size and complexity.

The infrastructure development business in the PRC is highly competitive and customer contracts are awarded through a public bidding processes based on price and other terms and the acceptance of certain risks, and contract awards to our competitors may prevent us from successfully restarting this business.

CNC competed in the infrastructure development business in the PRC with other general and specialty contractors, including large foreign-invested companies with international capabilities and small local contractors. Even if we are able to engage new management and attract the financing to pursue this line of business, we could be prevented from obtaining contracts for which we have bid due to price, greater perceived reputation, financial strength and resources of our competitors and/or perceived technology advantages. Even if we are awarded contracts, we face additional risks that could affect whether, or when, work will begin. For example, some contracts on which we may bid are subject to relocation of people using the land and other contingencies that may delay or result in termination of projects. Predicating future contracts or the geographic location of work is difficult because we bid on work throughout China, a large and diverse geographic area.

Because BT Projects are large and the Company will be able to perform few in number if it elects to restart this business, the risks of variability in month-to-month business performance, or performance from plan, is substantial.

If the Company restarts its infrastructure development business in the PRC, the number of projects in progress that it will be able to sustain is small and each project is likely to be large relative to the size of our business. Therefore, the risks of revenue volatility are high as activity on the few projects in progress ebbs and flows and project completions occur irregularly. In addition, delays or problems encountered on any single project can have a large impact on overall business performance and can lead to significant deviations in month-to-month revenue and earnings and results as compared with plans.

Project delays could stem from a wide variety of sources that are outside of the Company’s ability to control and could even be due to a municipality or BT consortium partner’s inability or unwillingness to honor a contract. Variability in the company’s financial performance, particularly if it is unanticipated, would have a negative impact on our stock value.

If we resume the infrastructure development business in China, we will be subject to a number of additional risks as a company in the infrastructure development industry, which include:

•
Lack of reliable and up-to-date information about property market conditions in the districts where new town developments are located. Inaccurate information may adversely affect the business decisions and results of operations and financial operations.

•
The relocation of incumbent residents and businesses on the sites where projects are built may result in delay. There is no guarantee that the relocation of incumbent residents will proceed smoothly and any delay may have an adverse effect on the financial position of the business.

•
The Chinese national government has traditionally encouraged local decision-making and incentivized local bureaucrats to pursue growth opportunities. As a result, each city and new urban area creates the challenges of varying development policies.

•
The national government ultimately determines the local level of autonomy. Growth might be slowed in certain urban areas if the national government restricts favorable development policies or imposes restrictions on development.

•
China might choose to pursue a concentrated urbanization model and create multiple “supercities” of over 20 million inhabitants. If this policy is pursued, tighter land policies might be implemented and the growth of less developed urban areas would be slowed.

•	Future growth and development will be slowed if the Chinese government fails to invest in transportation and other necessary infrastructure.

•	Public funding shortages for infrastructure are predicted to increase and might have an adverse effect on business revenues.

•	Continued urbanization will require an increasing amount of resources thereby driving up the cost of continued growth and potentially reducing our profit margins.

•
China’s municipalities have enjoyed considerable historical success in obtaining approval form the land resources authorities to grant land use rights that result in revenue to the municipalities. This revenue source has allowed the cities to build needed infrastructure and thereby encourage more development. The development environment would be adversely impacted if cities’ access to new land resources were to change.

We are subject to the risks of litigation and are currently a defendant in one lawsuit that could have a material adverse impact on our business or that could cause us to commence restructuring of or liquidate one or more of PRC subsidiaries or CNC.

In the normal course of business, we are subject to legal proceedings and claims. In June 2010, one of the Company’s subsidiaries based in the PRC was served with a lawsuit related to the failure of a supplier to pay the party bringing the suit. The Company intends to defend itself vigorously against this action and any other actions that may be brought against us. However, there can be no assurance that we will prevail in our defense. Given our weak financial condition, an adverse ruling in the pending litigation claim, or any other claim that may be brought against us, could jeopardize the viability of our business, cause us to restructure one or more of our subsidiaries or liquidate.

Our ability to be successful in our business will be dependent upon the efforts of our chief executive officer, William C. Morro, who may not continue with us and who has no minimum obligation to work for us or to refrain from competitive activities while serving as our chief executive officer.

All of our personnel involved in our infrastructure development business in the PRC have been terminated and William C. Morro, our chief executive officer, is our sole officer and only employee familiar with our history and operations. Our ability to successfully restart our infrastructure business or enter a new line of business will be totally dependent upon the efforts of Mr. Morro until additional personnel can be retained. Although it is anticipated that Mr. Morro will remain associated with CNC, his ultimate willingness to do so will depend on the company being able to obtain access to adequate financial resources to implement its business strategy and reaching satisfactory agreements with the board of directors of the company regarding compensation, responsibilities and other such matters.

Our sole officer and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability conduct business and could reduce the value of our shares.

Our sole officer and our directors are not required to commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and other businesses. We do not currently and do not intend to have any full time employees. Our sole executive officer is engaged in several other business endeavors and is not obligated to contribute any specific number of hours to our affairs. If our executive officer’s other business affairs requires him to devote substantial amounts of time to such affairs, it could limit his ability to devote time to our affairs and could have a negative impact on our business, collection efforts, capital-raising efforts and investigation of alternative business strategies if it proves not viable to resume the infrastructure development business. We cannot assure you that these conflicts will be resolved in our favor.

Our sole officer, directors and their affiliates may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us and accordingly, may have conflicts of interest in determining which entity a particular business opportunity should be presented to.

None of our directors, officer or their affiliates has been a principal of, or affiliated or associated with, another infrastructure development company and none of such individuals is currently affiliated with any such entity. However, we may enter new lines of business if we decide to permanently discontinue our infrastructure development business and our officers and directors may be affiliated with entities that are competitors or have conflicts with such new line of business. In the future they may become affiliated with entities engaged in business activities similar to those then conducted by us. Additionally, our officers and directors may become aware of business opportunities which may be appropriate for presentation to us as well as the other entities to which they owe fiduciary duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. We cannot assure you that these conflicts will be resolved in our favor.

CNC has not been able to retain or recruit adequate management personnel to operate its infrastructure business in the PRC and if it seeks to hire such personnel to restart the business, or to pursue an alternative business it may not be able to do so.

CNC’s success as an operating business is dependent, to a large extent, on its ability to retain the services of qualified executive management personnel, who can drive its growth and expansion. Because of the requirement to suspend operations and terminate key managers to lower costs, there is no continuity of key personnel to carry on the business. In particular recruitment of personnel to replace Mr. Zhaosheng Wu and Professor Zhu may be difficult and could preclude the successful restart of operations. Moreover, increased competition for qualified personnel in China could result in an increase in wages or a shortage of project-managers that would limit the number of projects on which CNC could work or reduce its ability to profitably compete.

We do not currently have an operations management team and, as is likely, if we are unable to retain new management with the necessary relationships, it would impair future growth and business viability.

As a BT developer, future growth of the business depends on the ability to hire managerial talent for critical operational positions. CNC does not currently have an operations management team and must recruit one or bring back terminated managers to adequately operate any new projects. If the cost of recruiting new management is high or qualified personnel are unavailable, CNC may not operate efficiently or have the capacity to expand rapidly. The supply of experienced engineers, project managers, field supervisors, and other skilled workers may not be sufficient to meet current or expected demand. The commencement of new, large-scale infrastructure projects, or increased demand for workers available to us, could affect our business, even if we are not awarded such projects. If we are unable to hire employees with the requisite skills, we may also be forced to incur significant training expenses. The occurrence of any of the foregoing could have an adverse effect on our business, operating results, financial condition, and value of our stock.

Risks relating to our weak financial condition

Our ability to continue as a going concern likely depends on our ability to raise additional capital and we may not be able to do so, with the result that our business and operations being materially and adversely affected and we may be forced to liquidate.

The viability of our BT Project development business or our entry into a new line of business depends primarily on our access to capital. Our ability to raise additional capital depends on new equity or debt financing conditions in China and in international debt or equity markets. The costs of debt or equity capital may make projects unfeasible or less profitable and may not be acceptable. Borrowing from Chinese banks remains difficult and is generally only available at low levels of leverage and with long lead times. Government policy changes may also restrict the availability of bank loans because the Chinese authorities actively use policy to manage the economy. Our BT Project contracts do not meet the standards typically required by lenders in China or internationally to constitute collateral for a loan. Access to the international debt and equity markets remains unpredictable. If we cannot raise equity or monetize our assets through debt, working capital will continue to be constrained and this could adversely impact the value of our shares, preclude us from entering a new line of business or force us to liquidate.

To avoid incurring liabilities in the PRC that could not be met with available cash, the Company has scaled back its expenses, negotiated deferred payment arrangements with those vendors and creditors whose payment obligations were not contingent on collections related to BT Projects and entered into term financing arrangements that extend beyond the dates when initial BT Project collections are expected.

We may issue debt securities to fund our business that could cause a default and foreclosure on our assets if our operating revenues and net income are insufficient to pay our debt obligations.

We have limited capital resources and are likely to raise debt to support our activities in the event that we decide to continue operations. If we issue debt securities to fund our operations, it could result in:

•	the need to make high debt service payments that reduce the value of existing shareholders’ equity or that reduce earnings available to shareholders

•	default and foreclosure on our assets if our operating revenues after a business combination are insufficient to pay our debt obligations;

•
acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that require the maintenance of certain financial ratios or reserves and any such covenant is breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding.

We cannot assure you that debt financing would be available to us on acceptable terms, if at all. None of our officers, directors or stockholders is required to provide any financing to the Company. To the extent that additional financing proves to be unavailable when needed, we would be compelled to restructure the company or liquidate, possibly resulting in substantial or total loss to shareholders.

Holders of shares of IAG’s common stock at the time of the stock purchase with Sing Kung who purchased their units in the IPO and who did not convert their shares into cash may have rights to rescind their purchases and assert a claim for damages against CNC, which actions would further constrain the company’s financial position.

The company does not have adequate financial resources to fund rescissions of its securities or defend itself against in litigation of claims for rescission or damages. If such claims are brought against the company and the amounts are material, it would jeopardize the Company’s viability and we might be forced to liquidate, resulting in substantial or total loss to shareholders.

Risks associated with operating in a foreign jurisdiction

If social unrest, acts of terrorism, regime changes, changes in laws and regulations, political upheaval, or policy changes or enactments occur in the BVI, where we are domiciled, or in China, where we have operations, it may result in a negative impact on our business.

Political events in the BVI or China may significantly affect our business, assets or operations. Social unrest, acts of terrorism, regime changes, changes in laws and regulations, political upheaval, and policy changes or enactments in either the BVI or China could negatively impact our business, the value of our assets and our share price. Because most of our business operations and assets are located in China, we are particularly susceptible to a wide range of political, legal and other uncertainties in that country. These uncertainties encompass changes or interpretation of national, state and local governmental regulations, including environmental, labor, waste management, health and safety matters and product and engineering specifications. We are also subject to laws and regulations in the PRC governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. In addition, our PRC subsidiaries are subject to significant government regulation with regard to property ownership and use in connection with their BT Contracts in China, currency restrictions, licensing restrictions and other areas of regulation, all of which impact its profits and operating results and could adversely impact our share price.

Because China has difficult and unpredictable legal systems and underdeveloped laws and regulations that are unclear and subject to corruption and inexperience, it may adversely impact our results of operations and financial condition.

China is notable of having an unpredictable legal systems and underdeveloped laws and regulations that are unclear and subject to corruption and inexperience. Our ability to seek and enforce legal protections, including with respect to contract, intellectual property and other property rights, or to defend ourselves with regard to legal actions taken against us in the PRC, may be difficult or impossible, which could adversely impact our operations, assets or financial condition. Chinese rules and regulations are often ambiguous or open to differing interpretation by responsible individuals and agencies at the municipal, state, regional and federal levels. The attitudes and actions of such individuals and agencies are often difficult to predict and inconsistent. Delay with respect to the enforcement of particular rules and regulations, including those relating to customs, tax, environmental and labor, could cause serious disruption to operations abroad and negatively impact our results.

Because Chinese law governs a majority of CNC’s material agreements, we may not be able to enforce our legal rights within the PRC or elsewhere, which could result in a significant loss of business, business opportunities, or capital.

Chinese law governs a majority of the material agreements of CNC. Our PRC subsidiaries may not be able to enforce their material agreements, and remedies may not be available outside of the PRC. The system of laws and the enforcement of existing laws in the PRC may not be as certain in implementation and interpretation as in the U.S. The Chinese judiciary relies on judicial interpretation on a case-by-case basis and therefore the enforcement of corporate and commercial law may lead to a higher degree of uncertainty as to the outcome of any litigation than would be expected for matters litigated in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

The Chinese government could change its policies toward, or even nationalize, private enterprise, which could reduce or eliminate the interests we hold in the PRC.

Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activities and decentralization of economic regulation. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without prior notice. Changes in policies by the Chinese government that result in a change of laws, regulations, their interpretation, or the imposition of high levels of taxation, restrictions on currency conversion or sources of supply could materially and adversely affect our business and operating results. Current PRC statutes provide that there be compensation paid to owners in the event of nationalization or other expropriation of private enterprises by the Chinese government, or the reintroduction of restrictions on private or foreign involvement with infrastructure development or private or foreign financing of municipal government entities, however, it is impossible to determine when such compensation would be paid or whether it would be sufficient to offset the partial or total loss of our investment in China. Therefore, investors cannot be assured of any recovery under such circumstances.

If the PRC does not continue its policy of economic reforms, it could result in restrictions on services CNC and its PRC subsidiaries produce or sell.

The PRC government has been reforming its economic system since the late 1970s. The economy of the PRC has historically been a nationalistic, “planned economy,” meaning it has functioned and produced according to governmental plans and pre-set targets, policy priorities or quotas.

However, in recent years, the PRC government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership in business enterprises and acceptance of private- and foreign-company participation in previously restricted sectors. The business of the Company’s PRC subsidiaries has benefited greatly from that new outlook. Although we believe that the changes adopted by the PRC government have had a positive effect on the economic development of the PRC, additional changes still need to be made. For example, a substantial portion of productive assets in the PRC are still owned by government entities and they often receive preferential opportunities to undertake work in the sectors in which the Company historically operated. Additionally, governments continue to play a significant role in regulating industrial development, setting priorities for urban development and dictating pricing for goods and services supplied to government entities. We cannot predict the timing or extent of any future economic reforms that may be proposed.

A recent positive economic change has been the PRC’s entry into the World Trade Organization, the global international organization dealing with the rules of trade between nations. Many observers believe that the PRC’s entry will ultimately result in a reduction of tariffs for industrial products, a reduction in restrictions on activities in which foreign-owned companies can participate and an increase in international trade with China. However, the PRC has not yet fully complied with all of obligations that it must meet prior to being admitted as a full member of the WTO, including fully opening its markets to goods and services from other countries, currency exchange requirements and other measures designed to ease the current imbalances in trade matters that China has with many of its trading partners. If the scheduled actions to rectify these problems are not completed, trade relations between China and some of its trading partners may be strained. While the majority of our business currently is conducted solely within China, this may have a negative impact on China’s economy generally, which would adversely affect infrastructure development. It could also reduce or eliminate any benefits that we might achieve if we are able to expand the scope of our business in China.

Because our business operations exclusively utilized the Renminbi, we may experience a decrease in U.S. dollar earnings because of the fluctuation of the Renminbi against the dollar or other currencies.

The value of the Renminbi, the main currency used in the PRC, fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions and Chinese government policy. The conversion of Renminbi into foreign currencies such as the dollar has been generally based on rates set by the People’s Bank of China, and such rates are subject to adjustment on a daily basis. While the official exchange rate had remained stable over the past several years, the PRC recently adopted a floating rate with respect to the Renminbi, with permitted ranges of fluctuation. Almost all of the Company’s assets are denominated in RMB and fluctuations of the Renminbi/U.S. dollar exchange rate could have various adverse effects on our business or the valuation of our assets. We do not hedge such exposures.

Foreign exchange regulations in the PRC may affect our ability to borrow on or sell our financial assets or pay dividends in foreign currency or conduct other foreign exchange business.

Chinese currency is not presently a freely convertible currency, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside the PRC or to borrow on or sell financial assets in international markets or make dividends or other payments in U.S. dollars. The PRC government, through the State Administration for Foreign Exchange (“SAFE”), regulates conversion of RMB into foreign currencies. Currently, Foreign Invested Enterprises (such as Century City) are required to apply for “Foreign Exchange Registration Certificates” and to renew those certificates annually. However, even with that certification, conversion of currency in the “capital account” (e.g. for capital items such as direct investments or loans) still requires the approval of SAFE. There is no assurance that SAFE approval will be obtained, and if it is not, it could impede our liquidity and business activities.

We are subject to restrictions on dividend and other payments from its PRC subsidiaries.

We must rely on dividends and other distributions from our subsidiaries located in the PRC to provide us with cash flow and to meet our other obligations. Current regulations in China would permit our subsidiaries domiciled in the PRC to us only out of the accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. The payment of management and other fees to us by our subsidiaries will be limited by other applicable regulations including currency exchange regulations. In addition, if the PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

A return to more stringent profit repatriation controls may further limit the ability of our PRC subsidiaries to pay dividends and would reduce the attractiveness of investing in Chinese business opportunities.

Chinese law allows enterprises owned by foreign investors to remit their profits, dividends, and bonuses earned in China to other countries, and the remittance does not require prior approval by the State Administration of Foreign Exchange, or SAFE. SAFE regulations require extensive documentation and reporting, some of which is burdensome and slows payments. If there is a return to payment restrictions and reporting, the ability of a PRC company to attract investors will be reduced. In addition, current investors may not be able to obtain the benefits of the profits of the business generated in China for other reasons.

It is possible that China tax authorities may require changes in determining income of the company that would limit its ability to pay or the desirability of paying dividends and make other distributions. Chinese law requires companies to set aside a portion of after-tax income to fund certain reserves, which amounts are not distributable as dividends. These rules and possible changes could restrict us from repatriating funds and ultimately make distributions to its stockholders as dividends.

We are a BVI company and, because the rights of shareholders under BVI law differ from those under U.S. law, our shareholders may have fewer protections than shareholders of U.S. corporations.

Our corporate affairs will be governed by our Memorandum and Articles of Association, the Business Companies Act of the BVI and the common law of the BVI. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibility of the directors under BVI law are governed by the Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from English common law, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less prescriptive body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

If U.S. stockholders sought to sue CNC officers or directors, it may be difficult to obtain jurisdiction over the parties and access to the assets located in the BVI or the PRC.

Because most of our officers and directors will reside outside of the U.S., it may be difficult, if not impossible, to acquire jurisdiction over these persons in the event a lawsuit is initiated against us and/or our officers and directors by stockholders in the U.S. It also is unclear if extradition treaties now in effect between the U.S. and the BVI or the PRC would permit effective enforcement of criminal penalties of the Federal securities laws. Furthermore, because substantially all of our assets are located in the BVI or the PRC, it would also be extremely difficult to access those assets to satisfy an award entered against us in U.S. court. Moreover, we have been advised that the PRC does not have treaties with the U.S. providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may not be possible for investors in the U.S. to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws.

Because we are domiciled in the BVI, our shareholders may not be able to initiate shareholder derivative and other actions, thereby depriving shareholders of the ability to protect their interests.

As a BVI company, our United States shareholders may not have standing to initiate a shareholder derivative action involving us in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. Although there is no statutory enforcement in the BVI of judgments obtained in the United States, the courts of the BVI will recognize a foreign judgment as the basis for a claim at common law in the BVI under limited circumstances.

Under the laws of the BVI, there are some statutory provisions for the protection of minority shareholders under the Act. The principal protection under the Act is that shareholders may bring an action to enforce our Memorandum and Articles of Association. The Act sets forth the procedure to bring such a claim. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the Memorandum and Articles of Association. Pursuant to our constitutional documents, the company is obliged to hold an annual general meeting and provide for the election of directors. Companies are not obligated to appoint an independent auditor and shareholders are not entitled to receive the audited financial statements of the company.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the BVI for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum or articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority, (ii) acts that constitute fraud on the minority where the wrongdoers control the company, (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote, and (iv) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority stockholders under the laws of many states in the United States.

Risks relating to our legal and capital structure

The public “float” of CNC’s common shares was significantly reduced by the repurchase of shares at the time of the redomestication merger with IAG with the result that the small number of beneficial holders of our securities and concentration of their holdings limits trading in our securities and, unless the ownership base is expanded, precludes obtaining a listing on Nasdaq or any other national securities exchange.

Stock repurchases and shareholder elections to convert their shares in conjunction with the Sing Kung acquisition reduced our shareholder base to fewer than 100 shareholders from more than 250 and concentrated control of 95% of the outstanding common shares in the hands of the top 13 shareholders and 95% of the outstanding Class A Preferred shares in the hands of the top 16 holders. This base of shareholders is too small to generate active trading in the Company’s common or Class A Preferred shares.

Our concentrated share base and the board and voting rights of the Class A Preferred shares makes it likely that a few stockholders with aligned interests could obtain control of sufficient common or Class A Preferred shares to take or prevent certain types of corporate actions, to the detriment of other stockholders.

Although there is currently no majority stockholder in CNC, the share purchase transaction and the exchange offer increased the possibility that a conglomerate of stockholders forms a majority stake and attempts to control CNC’s decision-making power. Accordingly, these stockholders may exercise significant influence over all matters requiring stockholder approval, including the election of a majority of the directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our stockholders.

Our outstanding warrants may have an adverse effect on the market price of common stock and make it more difficult to raise capital.

In connection with its initial public offering (“IPO”), IAG issued warrants to purchase 5,750,000 shares of common stock as part of the units offered in the IPO. The potential for the issuance of substantial numbers of additional shares upon exercise of these  warrants will increase the number of issued and outstanding shares of our common stock and reduce the value of the. Accordingly, our warrants may make it more difficult to effectuate future fund raising. Additionally, the sale, or even the possibility of sale, of the shares underlying the warrants could have an adverse effect on the market price for our securities or on our ability to obtain future financing and it could induce current stockholders to vote against the proposed transaction and to seek redemption of their shares. If and to the extent the above-mentioned warrants are exercised, our stockholders will experience dilution to their holdings.

The rights of Company security holders who are entitled to rescind their purchases of CNC shares, units or warrants and assert a claim for damages against us and our current or former officers and directors may be adversely affected because the Company and many of the persons potentially liable upon such claims are not residents of the United States.

The prospectus issued by IAG in its IPO did not disclose that funds in the trust account might be used to purchase shares of IAG common stock, units or warrants from holders thereof who have indicated their intention to vote against the stock purchase with Sing Kung and convert their shares into cash. Consequently, such use of the funds in the trust account might be grounds for a holder of our common and Class A Preferred shares to seek rescission of the purchase of such shares if he or she acquired them through purchase of IAG units in IAG’s initial public offering and still held the IAG shares or units at the time of the Sing Kung stock acquisition without seeking to convert them into cash or voting in favor of the Sing Kung acquisition. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. As IAG no longer exists as a result of the redomestication merger with CNC, such claims might be brought against us, our directors and officers and the former directors and officers of IAG. However, because the Company and most of such persons are not residents of the United States and have no assets in the United States, enforcing any award for damages may be difficult or impossible.

The founding stockholders of IAG, including our chief executive officer, together with some of our  directors and a small number of Class A Preferred shareholders, control a substantial voting interest in us and thus may influence certain actions requiring a stockholder vote.

Our board of directors is divided into multiple classes, one class of which is appointed by the Class A Preferred Shareholders (the “Class A directors”) and currently comprises a majority of the board, and three classes of directors which are elected by the common shareholders (“common directors”), each of which will generally serve for a term of two years with only one class of common directors being elected in each year. As a consequence of our ‘‘staggered’’ board of directors, only a minority of the board of directors will be considered for election annually. As long as the Class A Preferred directors are entitled to hold a majority of board seats, the IAG founding stockholders, including our Chief executive officer and as few as three other Class A shareholders will have the ability to elect a majority of our board members. Accordingly, our founding stockholders will continue to exert control at least until the consummation of a business combination. In addition, the IAG founding stockholders and their affiliates and relatives are not prohibited from purchasing our shares in the open market. If they do, we cannot assure you that the IAG founding stockholders will not have considerable additional influence upon the votes affecting the value of shares held by other shareholders.

Provisions of CNC’s Memorandum and Articles of Association may have the effect of preventing an acquisition or tender offer that might be viewed by stockholders to be in their best interests.

Certain provisions of CNC’s Memorandum and Articles of Association may have the effect of discouraging a tender offer or other attempt to gain control of CNC in a transaction that is not approved by the board of directors. However, to the extent these provisions successfully discourage the acquisition of control of CNC or tender offers for all or part of CNC’s capital stock, they may have the effect of preventing an acquisition or tender offer which might be viewed by stockholders to be in their best interests. Tender offers or other non-open market acquisitions of stock will generally be made at prices above the prevailing market price of CNC’s stock and may cause the market price of the stock to reach levels that are higher than would otherwise be the case. Provisions that discourage such purchases may thereby deprive stockholders of an opportunity to sell their stock at a temporarily higher price. Thus, these provisions may decrease the likelihood that a tender offer will be made, and, if made, will be successful. As a result, the provisions may adversely affect those stockholders who would desire to participate in a tender offer. These provisions may also serve to insulate incumbent management from change and to discourage not only sudden or hostile takeover attempts, but also any attempts to acquire control that are not approved by the board of directors.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements that provide stockholders the protection of information that must be made available to stockholders of United States public companies.

We are a foreign private issuer within the meaning of the rules promulgated under the Securities Exchange Act of 1934. As such, we will be exempt from certain provisions applicable to United States public companies including:

•	The rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	The sections of the Securities Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Securities Exchange Act;

•	Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•
The sections of the Securities Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, our stockholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Risks related to governance and internal controls

Our directors may not be considered ‘‘independent’’ and we thus may not have the benefit of independent directors examining our financial statements and the priority of expenses incurred on our behalf subject to reimbursement.

Although some of our directors own shares of our common stock, no salary or other compensation is being paid to our directors for services rendered by them on our behalf. Accordingly, we believe our non-executive directors would be considered ‘‘independent’’ as that term is commonly used. However, under the policies of the North American Securities Administrators Association, Inc., an international organization devoted to investor protection, because some of our directors own shares of our securities and may receive reimbursement for out-of-pocket expenses incurred by them in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, state securities administrators could take the position that all of such individuals are not ‘‘independent.’’ If this were the case, they would take the position that we would not have the benefit of any independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement. Additionally, there is no limit on the amount of out-of-pocket expenses that could be incurred and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which would include persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. Although we believe that all actions taken by our directors on our behalf will be in our best interests, whether or not they are deemed to be ‘‘independent,’’ we cannot assure you that this will actually be the case. If actions are taken, or expenses are incurred that are actually not in our best interests, it could have a material adverse effect on our business and operations.

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on its business.

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act  (“SOX”). CNC intends to address its internal controls deficiencies but their can be no assurance that we will be successful in doing so. If we resume the infrastructure development business in China, or enter a new line of business, we will have to address the requirements of SOX in order to do so and be compliant. If CNC is not able to implement the requirements of SOX, its independent registered public accounting firm may not be able to certify as to the adequacy of its internal controls over financial reporting. Matters impacting CNC’s internal controls may cause it to be unable to report its financial information on a timely basis and thereby subject it to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in CNC and the reliability of its financial statements. Confidence in the reliability of CNC’s financial statements could also suffer if the Company or its independent registered public accounting firm were to report a material weakness in its internal controls over financial reporting. This could materially adversely affect CNC and lead to a decline in the price of its registered equity securities.

We have had difficulty establishing adequate management, legal and financial controls in the PRC, which could have resulted in misconduct and non-compliance with applicable laws and requirements, the effects of which are not yet known to us but could be materially adverse.

As a privately held company with all of its subsidiaries operating exclusively in the PRC, Sing Kung was not historically focused on establishing Western-style management and financial reporting concepts and practices, as well as modern banking, computer and other internal control systems. Subsequent to the acquisition we have determined that sound management practices were not consistently used and there is uncertainty about whether or not the Company’s management of the BT Projects completed could subject it to tax or other liabilities in the future, cause difficulties in collecting BT Project receivables because of claims the government customers or others may have against Century City or SNC or their prior owners or managers or blunt its defenses against erroneous claims of against those companies. For example, we do not have complete financial or project records, historical financial data or complete corporate records that meet Western standards or standards.

A committee of our board, with assistance from outside legal counsel and other consultants is investigating conduct and practices of prior management and potential claims against the Sing Kung shareholders related to the stock purchase agreement.

Our Board has commenced a review of certain past payments and contract arrangements of Sing Kung and its subsidiaries made to third parties, and parties related to its Sing Kung’s former shareholders. The investigation is being supported by independent legal counsel and other independent consultants.  The internal investigation is ongoing and the Company expects to incur material expenses to complete it. There is no assurance that the findings of the investigation will not lead to a requirement to make historical financial statement adjustments, which could be material.

Tax risks

We are subject to various tax regimes, so any change in tax laws and regulations in any one of the relevant jurisdictions may result in reduced profitability and an increase in tax liabilities.

We have operations in the BVI and the PRC, and to the extent we elect to expand to other emerging markets we would have operations in other tax jurisdictions as well. We will be subject to the tax regimes of the countries where we have operations or subsidiaries. Any change in tax laws and regulations or the interpretation or application thereof, either internally in one of those jurisdictions or as between those jurisdictions, may adversely affect our profitability and tax liabilities.

The “Enterprise Income Tax Law” of the PRC may have a material adverse effect on our financial condition and results of operations.

In March 2007, China National People’s Congress adopted the Enterprise Income Tax Law (the “New Tax Law”), which became effective on January 1, 2008. According to the New Tax Law, for dividends made in the year 2008 or after, foreign investors will be subject to a withholding tax on the dividends derived from a source within China. The New Tax Law prescribes a statutory withholding tax rate of 20%; however, China’s taxation authority may subsequently reduce or exempt such tax or adjust it in accordance with applicable bilateral tax treaties that may be negotiated in the future. In addition, a lower withholding tax rate may be applied if the foreign investor is domiciled in a country or place that has an Agreement for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income with China. Since the New Tax Law has only been adopted recently and detailed regulations on the New Tax Law have not been published there is uncertainty as to how the New Tax Law should be interpreted or implemented. Any discontinuation of preferential tax treatment and any increase of the enterprise income tax rate applicable to Sing Kung, or the loss of the exemption on dividend tax, could have a material adverse effect on Sing Kung’s financial condition and results of operations.

There is a risk that CNC could be treated as a United States domestic corporation for United States federal income tax purposes.

Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”), provides that if, pursuant to a plan (or a series of related transactions), a foreign corporation acquires substantially all of the assets of a United States corporation, and after the acquisition 80% or more of the stock (by vote or value) of the foreign corporation (excluding stock issued in a public offering related to the acquisition) is owned by former shareholders of the United States corporation by reason of their ownership of the United States corporation, the foreign corporation will be considered a United States corporation for United States federal income tax purposes. If Section 7874 were to apply to the redomestication merger of IAG, then CNC, as the surviving entity, would be subject to United States federal income tax on its worldwide taxable income following the redomestication merger and stock purchase as if CNC were a United States corporation. Based on the advice of our counsel, the CNC common stock simultaneously issued to Sing Kung stockholders pursuant to the stock purchase agreement should be taken into account for purposes of Section 7874 and, accordingly, CNC should not be treated as a United States corporation for United States federal income tax purposes. However, because there is no direct authority on how the rules of Section 7874 applied to the redomestication merger of IAG with CNC and the Sing Kung acquisition, this result is not entirely free from doubt. As a result, stockholders are urged to consult their own tax advisors on this issue.

We believe that we were classified as a passive foreign investment company with respect to our 2009 taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. Because we and our subsidiaries had interest income (which is passive income) in 2009, but we believe neither we nor our subsidiaries had any non-passive income in 2009 due to our lack of operating activity, we believe we will not satisfy the income test described above.  As a result, we believe that we, and one or more of our subsidiaries, will be classified as a PFIC with respect to our 2009 taxable year.  We must make a separate determination at the close of each taxable year as to whether we are a PFIC. Thus we may continue to be a PFIC for 2010 or any future year if we do not resume the infrastructure development business in China. Absent a special election, U.S. persons who hold stock in a PFIC may be subject to additional U.S. federal income taxes on gain recognized with respect to the ordinary shares and on certain distributions, plus an interest charge. In addition, if we were treated as a PFIC for any taxable year during which a U.S. person held our shares, dividends paid by us in that year or the following taxable year will not be eligible for the reduced rate of taxation applicable to non-corporate U.S. investors, including individuals.  See Section 10E. Additional Information, Taxation —U.S. Federal Income Taxation of U.S. Holders.”

Other risks

We are unlikely to pay cash dividends, so the liquidity of a stockholder’s investment depends on his or her ability to sell the stock at an acceptable price, and the market price of the stock may fluctuate greatly.

Other than a return of capital to a small percentage of IAG common shareholders, previously referred to as a “closing dividend”,  who did not vote against the Sing Kung acquisition and did not otherwise waive or forfeit their rights to such distribution, we have never declared or paid any cash dividends on our common stock or Class A Preferred stock, and we have no plans or expectations of  doing so in the future, other than as may be stipulated in our Memorandum and Articles of Association with respect to our Class A Preferred Shares. Instead, we expect to apply earnings toward the further expansion and development of our business. Thus, the liquidity of your investment is dependent upon your ability to sell our stock at an acceptable price, rather than receiving an income stream from it. The price of our stock can go down as well as up, and fluctuations in market price may limit stockholders’ ability to realize any value from their investment, including recovering the initial purchase price

You might not be able to resell your holdings of our securities at or above the price you have paid or at all because our shares trade infrequently, volumes are small and the price is volatile.

The price at which our common shares had traded has been highly volatile, with a high and low sales price of US$1.86 and US$0.20, respectively, from January 1, 2010 through August 12, 2010. You might not be able to sell the shares of our common shares at or above the price you have paid. The stock market has experienced extreme volatility that often has been unrelated to the performance of its listed companies. Moreover, only a limited number of our shares are traded each day, which could increase the volatility of the price of our shares. These market fluctuations might cause our share price to fall regardless of our performance. The market price of our common shares might fluctuate significantly in response to many factors, some of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our operating results;

•	announcements by us of significant collections of existing contracts, new contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	regulatory developments in China and our other target markets affecting us or our municipal government customers;

•	conditions and trends in our industry;

•	general market, economic, industry and political conditions;

•	changes in market values of comparable companies, particularly those that focus on the China market;

•	additions or departures of key personnel;

•	stock market price and volume fluctuations attributable to inconsistent trading volume levels;

•	future sales of equity or debt securities, including sales which dilute existing investors; and

•	fluctuations in the exchange rate between the U.S. dollar and RMB.

Our common stock is subject to the Securities and Exchange Commission’s penny stock rules and broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

Because our common stock has a market price per share of less than $5.00, transactions in our common stock is subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934, as amended. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to a transaction prior to sale;

•
provide the purchaser with risk disclosure documents that identify certain risks associated with investing in “penny stocks” and that describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•
obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

As a consequence of being subjected to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and holders of our securities may find it more difficult to sell such securities

Our securities are quoted on the OTC Bulletin Board, which may limit the liquidity and price of our securities more than if our securities were quoted or listed on the Nasdaq stock market or another national exchange.

Our securities are traded in the over-the-counter market and are quoted on the OTC Bulletin Board, an NASD-sponsored and operated inter-dealer automated quotation system for equity securities not included on The Nasdaq Stock Market. Quotation of our securities on the OTC Bulletin Board may limit the liquidity and price of our securities more than if our securities were quoted or listed on The Nasdaq Stock Market or another national exchange. We cannot assure you that our securities will continue to be traded on the OTC Bulletin Board in the future. If the Company were to lose the right to have its securities traded on the OTC Bulletin Board, we could face significant material adverse consequences, including a:

•	more limited availability of market quotations for our securities;

•
determination that our common stock is a “penny stock,” which would require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•	more limited amount of news and analyst coverage for our Company;

•	decreased ability to issue additional securities or obtain additional financing in the future; and

•	decreased ability of our stockholders to sell their securities in certain states.

We are not currently eligible for a listing on the Nasdaq stock exchange and as long as this remains the case, it may prevent improvements in the active, liquid trading market for our common stock, and the liquidity and trading price for our common stock may be adversely affected.

Our common stock is currently traded on the Over the Counter Bulletin Board and we are not currently eligible to apply for a listing on any major national stock exchange in the United States, including the Nasdaq Stock Market, due to deficiencies in our market capitalization, number of shareholders, share price and internal control deficiencies under the Sarbanes-Oxley Act. Until corrected, and there can be no assurance that we will be able to effect the necessary corrections, we cannot list our securities on a major national exchange. Consequently, our security holders will continue to face the possibility of limitations on their ability to trade our common stock, units, Class A Preferred stock, units and warrants and the price that can be obtained for our securities.

ITEM 4.	INFORMATION ON THE COMPANY

A.  History and Development of the Company

CNC was established under the laws of the BVI on August 8, 2008, as a subsidiary of IAG, a blank check company that was formed as a vehicle for an acquisition of an operating business.  CNC’s purpose was to merge with IAG for purposes of changing domicile and, as the surviving company in the merger, to hold a 100% interest in Sing Kung upon the completion of the Sing Kung acquisition (a reverse acquisition transaction).    As further discussed below, most of the shares of IAG were repurchased or converted upon consummation of the merger. Those IAG securities that remained outstanding were converted to securities of CNC as follows:

•	each outstanding share of IAG common stock automatically converted into common and preferred shares of CNC;

•	each outstanding IAG warrant automatically converted into one CNC warrant; and

•	each outstanding IAG unit automatically converted into one CNC unit comprised of one CNC warrant and

On September 9, 2009, contemporaneous with the consummation of the redomestication merger, CNC acquired 94.9% of the common shares of Sing Kung pursuant to the stock purchase agreement. Between September 9, 2010 and October 2, 2010, CNC acquired all of the remaining common shares and Preferred shares of Sing Kung pursuant to an exchange agreement, giving it 100% ownership of the equity of Sing Kung.

History Prior to the Sing Kung acquisition

IAG was a blank check corporation organized under the laws of the State of Delaware on May 10, 2005, under the name “InterAmerican Acquisition Group, Inc.”  IAG was formed to effect a business combination with an unidentified operating business.   In September 2007, IAG successfully consummated a private placement and an initial public offering of its equity securities from which it derived aggregate net proceeds of approximately $42.9 million. Approximately $42.2 million of the net proceeds was placed in a trust account and was released to the Company upon consummation of the Sing Kung acquisition. The balance of the net proceeds from the initial public offering plus interest earned on the trust account of approximately $1.0 million was used by IAG to pay the expenses incurred in its pursuit of a business combination. IAG formed CNC as required by the stock purchase agreement with Sing Kung and in contemplation of consummating the Sing Kung acquisition. Other than its initial public offering and the pursuit of a business combination, IAG and CNC did not engage in any business.

The Sing Kung Acquisition

On May 15, 2008, IAG entered into a stock purchase agreement with Sing Kung Limited, its largest shareholder, Cho Kwan and certain other of its common shareholders. Sing Kung, through subsidiaries, was engaged in providing services to municipal-government customers to integrate project design, implementation and financing for Build-Transfer ("BT") infrastructure projects for municipal government customers in the PRC.

The stock purchase agreement with Sing Kung specifically contemplated the formation of CNC, the redomestication to the BVI and the purchase of 100% of the Sing Kung shares either directly or pursuant to the exchange agreement. The stock purchase agreement also provided for the original Sing Kung shareholders to receive additional shares in future years based on achievement of specified after-tax operating profits (the “earn-out”). The stock purchase agreement was twice amended to reflect below-plan operating performance of Sing Kung and market conditions. With each amendment, the share purchase and exchange ratios were adjusted, resulting in the final ratios described above. The final amendment also adjusted the terms of the earn-out to provide for the original stockholders of Sing Kung to be issued up to 10,300,000 shares of CNC common stock, if, on a consolidated basis, the Company has net operating profit after-taxes (calculated in accordance with U.S. GAAP and excluding any profit from an acquisition by CNC that involves the issuance of securities that has a dilutive effect on the holders of common stock of CNC). The target net operating profits for CNC and schedule of additional shares issuable to Sing Kung stockholders upon achieving the net operating profit for such fiscal year are:

Year ending December 31,	Net Operating Profit (after tax)	Additional Common Shares Issuable
2009	$15,000,000	2,000,000
2010	$19,500,000	2,000,000
2011	$25,350,000	2,100,000
2012	$32,955,000	2,100,000
2013	$42,841,500	2,100,000

The net operating profit target for fiscal 2009 was not met and no earn-out shares were issued.

Corporate Structure Summary and Development History

The following chart illustrates our corporate structure as of December 31, 2009 and as of the date of this filing:

Sing Kung. Sing Kung is the sole subsidiary of CNC and has no current business purpose other than to hold the shares of the Chinese operating subsidiaries. Sing Kung was incorporated in the BVI on January 18, 2007 as a limited liability company.

Century City. Century City is registered as a foreign-invested enterprise and is the principal corporate entity among CNC’s subsidiaries operating in China. It was formed on December 26, 2007 by Sing Kung in Changchun, the People's Republic of China as a limited liability company. On December 27, 2007, Century City entered into a management, stock pledge and purchase rights agreement with SNC that provided Century City with a substantial degree of control over SNC and conveyed to Century City the right to acquire a 100% ownership interest in SNC. Based on the substance of these agreements, Century City entered the infrastructure development business and SNC is regarded as a predecessor company (although it was not consolidated for accounting purposes based on the facts and circumstances of the agreements). Together, SNC and Century City carried on the Company’s infrastructure development business in China until operations were suspended in January 2010. The approved registered capital of Century City was originally $30 million, but this was reduced effective December 31, 2009 to about $12 million because sufficient funds were not available within the prescribed time frame to utilize the full $30 million authorization.

SNC. SNC was organized in Shanghai, the PRC on July 11, 2005 as a limited liability company. It has registered capital of RMB 30 million (approximately $4.4 million)  SNC was engaged in the infrastructure development business, integrating BT Development projects from its formation until operations were suspended in January 2010. However, SNC only undertook and completed one such project and it was the originator of one other project ultimately completed by CCI during 2008.

Jioahe Century Urban Construction Co. Ltd. (“Jiaohe Project Co”). Jiaohe Project Co. was established on March 3, 2009 to be the transferee of the contract rights of Century City related to one project performed for the municipality of Jiaohe in Jilin Province (the “Jiaohe Project”). The Jiaohe Project contract rights were never transferred and the Jiaohe Project Co. has remained inactive since its formation.

Recent Corporate and Commercial Developments – Suspension of Business in the PRC

Due to a lack of liquidity with which to carry on its operations in China, the Company began scaling back staff to reduce expenses in August 2009 and about the same began exploring the transfer of its ongoing BT Projects to third parties to avoid execution failures and to limit liabilities to BT Project subcontractors. By the end of November 2009 our Chinese subsidiaries had ceased pursuing new business and the remaining staff was focused on contract renegotiations and transfers for projects in progress and expediting collections for projects recently completed. Our board formally approved the full suspension of infrastructure development business operations in January 2010 and the termination of the lease for our principle offices in Shanghai. With the exception of the minimal staff required to pursue collections, resolve open contract issues and handle required administrative and accounting matters, all personnel involved in the infrastructure development business were terminated. The chief financial officer, Young Xu resigned at the end of January 2010 and his accounting duties have been outsourced to a third-party accounting firm based in Shanghai, Shanghai Long Term CPAS. We are currently renting smaller office space from an affiliate of Shanghai Long Term CPAS on a month-to-month basis as a cost-saving measure. As a consequence of the inability to fund completion of BT Projects in-progress during 2009 and thereafter, no revenue from the infrastructure development business was realized during 2009 and none is anticipated during 2010. A final determination of whether or not to restart the infrastructure business in the PRC will be made before the end of 2010 based on the availability of capital and the company’s success collecting amounts due from or expected to be paid in 2010 by our municipal government customers. At this point the Company has developed no plans to enter an alternative line of business, although there can be no assurance that we will not do so.

B.  Business Overview

Introduction

Until the suspension of business operations, the Group was engaged until late 2009 in providing services to municipal-government customers to integrate project design, implementation and financing for BT projects in the PRC. Although there can be no assurance that the BT project development business will be resumed, in recognition of the fact that it was the sole business of the Company during the period covered by this annual report and the possibility that the we may resume that business, the discussion that follows describes that business and the scope of our activities.

BT is a form of project development wherein a private entity contracts with the public (government) sector to take control of and develop, on a turnkey basis, a municipal infrastructure project, typically consisting of basic elements such as roads, utilities (such as sanitary and storm sewer lines, underground electric distribution lines) and general site preparation work necessary for further development of real estate. Upon completion and acceptance of the project, control over the project site is transferred back to the municipal-government customer. Scope of work and terms of payment for each individual project are a matter of contract between the municipal-government customer and the Company.

The BT model for urban development

The former management of Sing Kung implemented a public-private partnership (“PPP”) business model tailored to the specific opportunities and risks of municipal infrastructure development in China. As noted above, BT refers to a form of project execution wherein a private entity such as one of the Company’s PRC subsidiaries receives a contract from a municipality or public sector entity to do engineering design, fully finance, and construct, on a turnkey basis, a specified project. During construction or upon completion, the private developer then transfers control over the improvements specified in the project agreement to the public-sector customer in exchange for fixed payments over a specified period of time (usually 6 to 8 years in the case of the contracts entered into by SNC and Century City). In addition to transferring the burden of project planning and execution to a private-sector counterparty, the BT model places primary responsibility for organizing financing with the developer. This is particularly useful for government project sponsors in situations such as those prevailing in China, where there is no organized municipal financing market and the process for arranging direct government funding or budget approval is often long and fraught with political challenges. However, such situations create substantive challenges and risks for private-sector BT counterparties, which is the basis for the high operating margins implicit in the projects.

Members of Sing Kung’s management began experimenting with the BT model on ad hoc projects before this form of PPP was officially accepted in the PRC. With very limited capital resources, however, SNC was forced to initiate BT projects in partnership with independent private capital sources or well capitalized construction company consortium partners who received the substantial majority of revenues under the consortium agreements. Despite receiving only a small allocation of revenue, however, prior to the acquisition by CNC, Sing Kung’s management and staff were able to demonstrate the feasibility and benefits of:

•	working actively and closely with top-level university planning teams on economic and strategic aspects of multiple municipal planning projects;

•	building a network of forward-thinking municipal leaders;

•	building relationships with established engineering and construction contractors who could participate in future BT consortia; and

•	precedent agreements pursuant to which investors and contractor-partners could be solicited to contribute capital for the BT project.

Under the BT model, capital intensity for developers is high. Based on the limited information available for these projects in China, we believe that the historical long-term risk-adjusted returns are at the upper end of the international norms for this type of project due to capital-market inefficiencies in China, risks in enforcing contracts rights there, and intense pressures to quickly implement urban infrastructure projects. We also believe that margins in the sector may decline over time and this will be a factor considered by our board in deciding whether or not to reenter the business. As in most countries utilizing PPP models, if the BT developer can effectively finance a meaningful fraction of the investment at low cost and accelerate the ultimate payout or efficiently monetize the municipal counterparty obligations, its returns can be robust.

The market and industry drivers

China’s urbanization process

Unprecedented socio-economic forces are powering dynamic growth and important changes in Sing Kung’s market – municipal infrastructure development in the PRC. Diverse sources and Sing Kung’s own analysis indicate that the next 20 years will see acceleration of China’s urbanization trends, and further concentration of its fixed investment in urban areas. During that time, urban populations in China are expected to swell by an incremental 350 million, more than the total current population of the United States. This wave of urban population increase is expected to be dominated by the migration of more than 240 million people into existing urban centers in the next 20-year period, almost double the migration rate of the last two decades. Consequently, local governments in China are entering a new era in land resource and fiscal management. They will not be able to fund municipal expansion to the same degree through land sales to private developers because “new” land is not available. Consequently the cost and complexity of urban development is rapidly rising for city and provincial governments, stretching already limited municipal resources. This situation is particularly acute for smaller and mid-sized government entities, the Company’s historical target customers, many of which are simultaneously struggling to finance the increased level of services required by growing migrant populations and lack the depth of technical and management resources to handle the range of city development issues facing them.

Government urban development policies and regulation

The political framework governing provincial and municipal development projects in the PRC is highly complementary to the BT Project model. Advancement of government officials at the local and provincial level within China is closely tied to implementation of state policy objectives and achievement of tangible economic growth that leads to enhanced regional productivity, job creation, increased local tax revenue, and generation of other municipal fees. This includes generation of VAT taxes which tend to rise proportionally with increases in the size of the local or regional economy.

The Company’s strategic approach to urban development, described further below, was designed to be in harmony with policy priorities and was welcomed by city officials working with limited resources who are looking for fresh ideas to quickly promote economic growth and community viability and land resource management. In some cases, the use of the BT structure can cut a year or more off of the time frame for a city’s project implementation because the city does not have to obtain firm project financing commitments through bureaucratic government or state-lending channels before project commencement. Municipal leaders have also found that their decisions to champion BT Projects, such as those performed by the Group, have been positive factors in their own career development because of the rapid impact the projects have had on achievement of city economic goals. These outcomes lead to favorable references for successful BT Project developers within the close-knit Chinese bureaucracy and were believed to have the potential to create a virtuous circle of growth opportunities for the Company.

The PRC regulatory framework has only recently evolved to support PPP projects. Being mindful of the urbanization trends and the overwhelming demands that they will create on government resources at the state, provincial, and municipal level, the PRC State Council has accepted that private capital sources will have to play a major role in financing and otherwise supporting the development of urban infrastructure and many services. After several years of “looking the other way” while individual cities experimented with public-private development partnerships, in July 2004 the State Council on Reforming the Investment System formally endorsed the use of private investment for municipal projects, a declaration consistent with the application of PPP concepts that are widely used elsewhere in developing economies, such as BT and BOT (Build-Operate-Transfer) models. Use of the BT development framework has grown steadily ever since and it is now widely accepted and employed by many developers and construction contractors.

Operational Components of the Business

The Company’s BT development business was designed to respond to the massive urban growth in China by providing an integrated, turnkey solution, primarily to second and third tier cities under severe pressures to accommodate their rapidly rising populations. The business model, as fully implemented by the Group, had two key components: (1) urban planning, and (2) basic infrastructure construction through management of a consortium pursuant to a BT contact. The dynamics of each of these components is further described below.  While we were operating the company performed only a few projects in a single line of business (the BT Project development business described herein) in a single geographic area (Eastern China). Therefore we do not break down historical revenues.  The business was seasonal to the extent that work could not reliably proceed during all winter months on projects performed in northern China.

Municipal strategic planning/urban planning

For historical and policy reasons, urban planning in China is performed largely through the state-funded university system, either directly with faculty-led teams or teams led by staff of university-affiliates. In general, both municipal leaders and the university-based planners have been narrowly focused on the engineering aspects of urban planning. The Company endeavored to use the experience, technology and high-level personnel resources of its senior managers to bring a strategic and economic perspective to this important function. It sought to apply an integrated and comprehensive approach its design to elevate the economic and social impact of municipal development initiatives, lower project risk and shorten the cash generation cycle of its local government clients. This approach was intended to provide a solid foundation for the development of detailed urban development plans. These capabilities may be among the most difficult to replace if the Company elects to restart its infrastructure development business in China and there is no assurance that it can be successful.

To facilitate implementation of projects and identify new project opportunities, the Company has established close working relationships with selected faculty and staff at China’s top research institutions in the field of city planning and design. Each of the institutions with which the Group maintained relationships has a long history of consulting for the Chinese government at the central, provincial, and municipal level on city planning and of winning approvals from the NDRC. The collaborations of Company personnel with the NDRC and university project teams allowed it to participate actively in the all-important preparation of specific project plans from the earliest stages that gives the organization visibility of a large universe of potential development projects that will be implemented over the coming 3 to 5 years. This perspective was intended to position the Company to propose selectively on attractive projects that come to bid in the BT mode with municipalities that it deems to be well managed, advantaged by geography, policy priority or other factors and fiscally sound. We believe that success factors in the planning component of the business are as follows:

Opportunity generation. The Group relied extensively on its urban planning activities as the engine for driving the creation of attractive project opportunities. Participation in the first stage economic and strategic analysis performed by the university-affiliated teams, coupled with the detailed city planning work fostered the building of relationships of trust and credibility with municipal officials. This process will have to be restarted if the Company elects to restart the business.

Project risk assessment. Beyond information available on a handful of major municipalities, China lacks a reliable public source of information on the financial health of its municipalities and provinces. Also, there is no recognized private rating agency comprehensively covering this universe of potential counterparties that would be the equivalent of those operating in developed countries whose ratings are widely accepted by the international finance community. Consequently, the development of proprietary information and access to fragmented and difficult-to-compile government information is critical to being able to make an objective assessment of municipal financial risk. Former members of Group management had access to significant amounts of proprietary information that were could be applied to project risk assessment. In restarting the business, development of replacement sources of such information will be necessary. Current board members have the relationships and experience to assist with this process, but there is no assurance that they will remain involved or be able to do so.

Role of universities. PRC urban planning often takes place through the urban planning and architecture departments in China’s state-run university system. Because of historical policies promoting specialization among China’s universities, there are only a few internationally recognized urban planning and architectural departments that execute most of the detailed designs for important new urban areas, infrastructure and other high-priority projects. The Group’s former executive management had long-standing relationships with senior staff members in the principal urban planning departments of notable specialist institutions such as Tongji University in Shanghai, Tsinghua University in Beijing, and University of China Technology & Science in Anhui Province. These or similar relationships would likely have to be replaced if the company restarts its infrastructure development business and there is no assurance that can be accomplished successfully.

Competition in planning and design

Competitors in the urban planning segment of our business include personnel from leading university and university-affiliated design centers. In addition, we believe that at least 300 planning consultant organizations and specialized engineering and construction firms in China have capabilities in this arena, although they tend to be narrowly focused on routine projects or specific engineering designs for structures or infrastructure components. To our, none of these competitors integrates municipal strategic planning with turnkey project construction and financing in the same manner as did the Group.

Licensing

In China, wholly-foreign-owned enterprises are presently prohibited from undertaking municipal infrastructure planning projects unilaterally. Consequently, our relationships with university and institutional license-holders were critical to the establishment and maintenance of municipal client relationships for comprehensive urban planning projects. To mitigate risk of not having access to requisite licenses, the Company does have an agreement with Pan China Construction Company, Ltd. (as further described below under the heading “Infrastructure construction management – Licensing”) under which the Company’s PRC subsidiaries, for a pre-agreed participation interest, can include Pan China as a consortium member in a role that will satisfy the licensing requirements. In addition to construction licenses, Pan China also holds planning and design licenses of the sort that are often required on projects of the sort that comprised our business.

Infrastructure construction management

The implementation phase of each project involves contract bidding and the integration and oversight of construction services as further described below:

Contract bidding process. BT contracts are not subject to public bid as a matter of PRC law or regulation (although local and provincial requirements can differ). However, the initial BT contracts awarded to the consortiums led by our PRC subsidiaries were sometimes subject to a public bid process, and in such cases the contracts and terms of the award are a matter of public record, to the extent permitted by PRC and local regulations. In general, the bid process (if it occurs) is short, 30 days or less, and bidders must meet the requirements of the municipal project specification. Following the award, there is usually a process of public notification wherein the winner of the award and its general terms are announced in accordance with local regulations. Bid specifications often include, in addition to job requirements, qualifications that bidders must meet. These qualifications may include relevant past work experience, references, financial capability and usually a substantial bid deposit. Change orders and follow-on work on awarded contracts may be awarded by municipalities without new competitive bidding, depending on local regulations and the terms of the original bid, and subject to the provision that the project parameters and overall cost remain within those approved by the NDRC. The Group endeavored to identify situations where it would have an advantage in the bidding process and where its ability to offer more complete or effective service would allow it to avoid bidding solely on price. Developing the capability to identifying such situations in the future will be an important success factor in any attempt to restart the Company’s BT Project business.

Formation of consortia. Based on its first-hand project experience, the former management of the Group cultivated close working relationships with a handful of engineering and construction companies over a period of years. These relationships provided perspective on evolving cost norms for completing projects and on best practices in use in China’s enormous and highly fragmented construction industry. They also constituted reliable go-to resources for formation of competitive bidding consortia that could perform work in multiple regions of the country. Some of the Group’s execution partners were at least partially state-owned and were cooperative and experienced in utilizing local resources that would allow municipal project sponsors to “recirculate” project revenues into their local communities in the form of wages and sub-contract revenues. New execution partners of similar caliber and having similar capabilities will have to be identified in any restart of the business and there is no assurance that this will be possible. New execution partners will also need to have financial strength and access to both direct financing and bonding that ensures their ability to finish projects they undertake and to participate in providing a substantial fraction of project working capital.

Structure of BT contracts. Under the regulations that permit PPP arrangements such as BT contracts, the BT developer takes dominion over the property being developed during the development process. As such, the developer has the rights of an owner to control access to and perform work on the project site (but not the right to transfer or realize economic benefit from the property) during the development. The fees charged for the infrastructure construction are generally set with reference to regulatory guidelines. Additional fees can be levied (as part of the contract price) for the use of the developer’s capital and for other services that the developer is providing to the municipality. Collectively, these are all bundled in the overall project fee. Each BT contract between the Group and its municipal clients was different and was tailored to the circumstances and the project. Notwithstanding this, a few elements were common to all of the Group’s contracts and that is expected to be the case if the Company elects to restart its infrastructure development business:

•	One of our PRC subsidiaries is the development consortium leader and has power to negotiate with the municipality on all contract matters.

•	The project must be approved/accepted by the municipality and there are strict timelines and dispute resolution mechanisms for this process.

•
Capital contributions by the Company and/or its project partners to fund project expenses are delineated in the contract with the municipality or ancillary contracts with the consortium partners. Project execution responsibilities are clearly divided among consortium partners and delineated in the contracts, and distinctions between joint and several performance accountabilities to the municipal client are documented; in keeping with this principle, the allocation of project revenue among the consortium partners is also delineated in the set of contracts for each project.

•
As a result of collateralization provisions, the Group member executing the contract maintains specified rights to underlying or ancillary asset value or sources or cash for repayment, in addition to having the contractual right to receive payments from the municipal government.

Flow of liability. One of the unique aspects of the Group’s BT contracts performed prior to the end of April 2008 is that they did not create direct liability for the company for all elements of a project. Unlike typical Western-style construction management contracts, SNC’s historical BT contracts apportioned project accountability, and therefore liability, directly to the contracting partners in the construction consortium. The result of this structure was that SNC had limited liability under these BT contracts and accounted for them under the Net Method of revenue recognition. It also is the reason that the contractor-partner expenses and revenues did not run through SNC’s income statements. The opportunity to continue this limited liability structure on future contracts, should we restart the business, depends on market competitive dynamics and the priorities of municipal counterparties.

In later contracts (the Jiaohe Project being the only completed contract of this type) Company management believed it was to its economic advantage to act as the principal and ultimate financial backer for the projects. Therefore the Jiaohe Project had, and it is expected future projects will have (if we elect to restart the business) a more conventional general contractor structure wherein the company is responsible to the consortium partners for payment and receives and recognizes all project revenues in accordance with the Gross Method of revenue recognition. (Refer to the section below titled “Management’s Discussion And Analysis Of Financial Condition And Results of Operations” under the heading “Key Accounting Policies – Revenue Recognition”.)  If available contract terms continue to justify the additional risk involved and it has adequate access to capital resources, we would expect to undertake most BT contracts on the basis that the Company functions as the contract principal. However, if we restart the business, in all likelihood, our project portfolio will include multiple forms of BT contracts.

Competition in construction. Primary competitors in the construction and BT development segment of the business are licensed China-based construction companies. We estimate that there are thousands of these in China, including international enterprises. The largest and most capable Chinese construction contractors tend to be at least partially owned by government units and many have attained a scale and level of capability that ranks with the largest competitors from developed countries. Some of these competitors have been the Group’s consortium partners. With the comprehensive planning capability that it had, we believe the Company had an advantage over many competitors that functioned solely as construction contractors because, to our knowledge, none of these competitors integrated municipal strategic planning with turnkey project construction and financing in the same manner as the Company. There is no assurance that this advantage could be maintained if we restart the business.

Licensing. Aspects of infrastructure design and construction that are often included in Sing Kung’s BT contracts require the construction contractor to hold an applicable license to perform such work. This requirement is fulfilled for the consortium if a consortium member is licensed to perform each element of work requiring a license. Because no company within the Group was licensed for infrastructure construction, it has formed a strategic relationship with Pan China Construction Company, Ltd. Under this agreement, we may, at our discretion and for specified fees, include Pan China as a consortium partner if we cannot find another consortium partner or partners that hold requisite licenses. In 2007, the PRC Construction Ministry lifted its prohibition on wholly-foreign-owned enterprises obtaining a license to undertake infrastructure construction and if we elect to restart the business, we would seek to obtain our own license for this important function as soon as practicable.

On-the-ground management teams. Successful management of the construction component of the business requires on-the-ground project managers to guide each project through completion. Such project managers are typically responsible to oversee the work of the consortium members, monitor the progress of each phase of the project, and manage the Company’s relationships with municipal leaders. A core of such project managers would need to be hired to restart the business and there is no assurance that this will be possible on acceptable terms.

Customers/Backlog

Through 2009, the Group had four BT Project customers, development zones in the municipalities of Changchun, Jiaohe, Zhengding and Weng Yuan. BT Projects were completed for Changchun and Jiaohe. Because of the resource constraints discussed above and other considerations, the Company has negotiated the transfer of the New District Phase of the Jiaohe Project and the Zhengding and Weng Yuan Projects to third parties in consideration for them assuming the liabilities to project subcontractors. The company currently has no active customers and no backlog. It is maintaining relationships with Changchun and Jiaohe for the sole purpose of collecting amounts due for completed projects. For details, refer to Item 5. “Operating and Financial Review and Prospects” under the heading “Overview”.

Employees

At year-end 2009, we had a total of 15 full-time employees working in three primary categories: administration and management (6), urban planning (7), and urban infrastructure construction management (2). All but one, located in Changchun and serving that project and the Jiaohe Project, were based in Shanghai. This employee total was reduced from approximately 29 at mid-year divided among the categories as follows: administration and management (12), urban planning (11), and urban infrastructure construction management (6). Of these, all but 5 were located in Shanghai with the remained assigned to our project locations as needed.   As of the filing date hereof, the employee count has been reduced to two to limit costs following the suspension of the infrastructure development business in January 2010.   One of these employees is located in our project office in Changchun and the other is based in Shanghai at our principal office location.

Legal Proceedings

In June 2010, one of the Company’s subsidiaries based in the PRC was served with a lawsuit related to the failure of a supplier to pay the party bringing the suit. The Company intends to defend itself vigorously against this action and any other actions that may be brought against us. However, there can be no assurance that we will prevail in our defense.

C.  Organization and Structure

On September 9, 2009, we acquired Sing Kung a reverse acquisition transaction Sing Kung became our wholly owned subsidiary. See Item 4.A. “History and Development of the Company” above.

D.  Property, Plant and Equipment

Subsequent to suspension of our infrastructure development business, we terminated the leases at our headquarters office in Shanghai and on a design studio adjacent to Tongji University where the Group’s urban planning personnel were located. Except for a single-year lease in Changchun, the remainder of our facilities commitments are on a month-to-month basis. Because of the nature of our business we do not have or need ownership interests in any other properties other than transitory space at project sites that is typically granted to it as a developer pursuant to its BT Contracts, should we decide to restart that business. Our equipment is limited to a small amount of office equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this Annual Report on Form 20-F. This Annual Report on Form 20-F contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided in Item 3.D, “Key Information - Risk Factors,” of this Annual Report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

OVERVIEW

CNC Development Ltd. (“CNC” or the “Company”), was established under the laws of the British Virgin Islands (“BVI”) on  August 8, 2008, as a subsidiary of InterAmerican Acquisition Group, Inc. (“IAG”).  CNC’s purpose was to merge with IAG for purposes of redomestication and to hold a 100% interest in Sing Kung Limited (“Sing Kung”) upon the completion of a reverse acquisition transaction  (the “Sing Kung Acquisition”).  Sing Kung is a holding company incorporated in the British Virgin Islands in 2007. Sing Kung owns a 100% interest in Jiaohe Century Urban Construction Co., Ltd., a company that was formed on March 3, 2009 and that has remained inactive since its formation.  Sing Kung also owns a 100% interest in Century City Infrastructure Co., Ltd. (“Century City”), a company that it formed in the PRC in 2007 and that is registered as a foreign-invested enterprise.  On December 27, 2007, Century City entered into a series of agreements (the “Operating Agreements”) to acquire Shanghai New Century City Development, Ltd (“SNC”) and it consummated the acquisition of 100% of the equity of SNC on December 9, 2008.  The Operating Agreements provided Century City with total operating control over and a 100% economic interest in the net income and activities of SNC while the acquisition was pending.  Although the facts and circumstances at the time did not support consolidation of SNC as a Variable Interest Entity in accordance with ASC 810 “Consolidation”, SNC is deemed a predecessor company and the following discussion and analysis of the financial condition and results of operations includes the results of SNC for the year ended December 31, 2007.  The term “Group” is used herein to refer to CNC and all of its subsidiaries including SNC. The term “PRC Subsidiaries” is used herein to refer to Century City and SNC collectively.

SNC was formed in the PRC in 2005 to plan and implement infrastructure projects for local governments, a business also carried out directly by Century City following its formation. Until operations were suspended in January 2010 (as further discussed below), the PRC Subsidiaries partnered with, or employed as sub-contractors, various specialist firms in consortiums to provide city planning, infrastructure development, urban land improvement, and older-city redevelopment in China. In this way, the PRC Subsidiaries delivered turnkey solutions to municipalities seeking to implement new development zones, expand existing developments, or redevelop underutilized urban resources. As discussed in detail in Item 4. – “Information About the Company”, under the heading “BT Model for Urban Development”, the PRC Subsidiaries (sometimes together with consortium partners) fully financed these development projects (“BT projects”) for their municipal clients.  The Group’s BT Project contract terms called for the PRC Subsidiaries to receive payment over a period that could range up to 8 years.

The PRC Subsidiaries outsourced almost all construction and project implementation activities other than overall project supervision. The Group’s experience is that some BT Project contracts did not create direct liability to the contracting Group member for all elements of the project. Unlike a typical construction management contract involving a general contractor and sub-contractors, such BT contracts apportioned project revenue and performance accountability (and associated liability) directly to the members of the construction consortium. The result of this structure is that Group members have historically had limited liability under certain BT contracts. In such cases contractor-partner expenses and revenues are not included in the Group-member income statements and may cause Group operating margins to appear substantially higher than normally observed for construction firms because they reflect only the high value-added role performed directly by the contracting member of the Group, i.e. developing project strategy, forming the development consortium and arranging project financing. This treatment is consistent with US GAAP as further described below in this section under the heading “Key accounting policies”.

The opportunity to employ the limited-liability structure depends on market competitive dynamics and the willingness of municipal counterparties to accept the allocation of risk associated with non-performance by one or more members of the BT consortium. The contracts for which work was performed subsequent to January 1, 2008 did not enjoy the limited-liability structure described above because the applicable government counterparties would not agree to those limitations.  For these contracts, full responsibility for contract cost and performance rested with Century City.   All project costs for the projects performed during 2008 and not transferred to others (as described below) have been recognized in the Group’s BT Project payables account at December 31, 2009 and 2008 in accordance with CNC’s accounting policies.  Because of limitations on Century City’s responsibilities for construction management, the BT project work completed during 2008 was accounted for using the Net Method and subcontractor costs are not recognized in reported revenue and cost of revenue for the year ended December 31, 2008.  Because no project work was performed during the year ended December 31, 2009 and no acceptances occurred during that year, no revenue or cost of revenue was reported.  This treatment is consistent with the requirements of US GAAP as further described below in this section under the heading “Key accounting policies”.

From its formation through December 31, 2009, all of the Group’s revenue was generated from allocated interests in BT contracts. The company recognizes revenue on its BT contracts under the provisions applicable to sales-type leases as described below under the heading “Key accounting policies”.   Application of this accounting policy results in recognition of revenue when a project has been completed and accepted by the municipal customer. The procedures for customer inspection and acceptance are typically contained in the contracts. The initial inspection and acceptance is monthly or quarterly during the contract performance period as specified in the contract.  It encompasses verification of physical progress or milestone achievement and adherence to project specifications and work quality. A final acceptance is received upon completion of the project, subject to schedule requirements generally set forth in the contracts.

Notwithstanding the two-phase (initial and final) acceptance process described in the preceding paragraph, the Group’s BT contracts have always been subject to warranty provisions, typically of one-year duration (plus an additional period applicable to rectification work) beginning on the date of final project acceptance. A specified fraction of the project payable is held back by the client through the term of the warranty period and is subject to forfeiture if rectification is not completed in accordance with the warranty provisions of the contracts. Addressing all issues that arise during the warranty period represents fulfillment of all of the Group’s obligations under the contracts. Because of the nature of the BT Contracts, the customers do not have the right to return the project or the improvements that the Group has made to the property during the course of performing the contract. On the only two contracts completed by the Group (the Changchun  Project and the Jiaohe - Renewal Phase Project), warranty claims have been settled by the municipal customers.  The status of Changchun warranty claims is further described below in this section under the heading “Key accounting policies — Warranty costs and reserves”.  Furthermore, the Group’s financial exposure to costs of rectifying warranty claims is mitigated by the indemnification it received from its subcontractors. Therefore, as further discussed below under the heading “Key accounting policies” it does not include any provision to reduce revenue recognition for prospective claims of its municipal clients during the warranty period nor does it currently reflect any reserves in its financial statements for future warranty-related costs. Notwithstanding the fact that the warranty period has passed for completed projects, if a warranty claim were to be made in the future by a municipal client and if we agree to perform the rectification and the related cost is not fully covered by subcontractor indemnity, the Group would recognize the associated expense of rectification in the period during which it occurs.

Because contracts begun in one fiscal year are typically completed in the following fiscal year or later, the revenue recognized in a particular year is not, by itself, the best indicator that the Group’s business is expanding. Normally the size of project backlog should also be considered. As historically reported by the Company, Project backlog represents the amount of unrealized revenue to be earned by the Group and its consortium partners from the contracts they have been awarded. By considering the revenue realized during a fiscal year (or other reporting period) and the project backlog in existence as of the end of that period, the rate of growth in the Group’s business can be better understood, since backlog represents contractual amounts that are expected to be converted to realized revenue and allocated among the Company’s PRC Subsidiaries and other consortium members (without duplication) once the contract is fully performed.

	Year Ended December 31,
	2007	2008	2009
Number of contracts awarded during period, net of (transfers)	1	2	(2)
Total size of contracts awarded (transferred) during period	43.9	439.5	(440.9)
Contract progress by project origination year (estimate):
2007	-	42.5	-
2008	-	-	-
2009	-	-	-
Total estimated contract progress at end of year	-	42.5	-
Total amount of project backlog as of the end of the period	43.9	440.9	0.0

Notes:

Contracts are denominated in RMB.  All conversions are made at the exchange rate of 6.83 to simplify presentation of historical project awards and completion and analysis of backlog trend.  Amounts may not match backlog amounts reported in U.S. dollars during other periods.

Project progress is an estimate of work completed under the contract and differs from revenue recorded by the Group during the periods shown.

Suspension of operations

The elimination of backlog by December 31, 2009 reflects the Company’s determination in late 2009 that that the Group lacked the resources to successfully complete projects in progress and the decision of its management, unanimously ratified by the Company’s board in January 2010, to transfer the projects in progress to third parties that would assume the Group’s obligations to customers and subcontractors.  The final arrangements for transfer of projects in progress are still being negotiated as of the date hereof, but the Company’s consolidated balance sheet and backlog as of December 31, 2009 reflects the informal agreements reached as of that date to transfer ongoing BT Projects and related BT Project payables to others.  Such transfers constitute a temporary suspension of our business.   A final determination of whether or not to resume the BT Project business will be made by the Company before December 31, 2010 based on the availability of funds from collections related to completed projects and other factors such as PRC government policies prevailing at the time.  While operations are suspended, all PRC personnel except the minimum number required to handle administrative requirements and pursue collections have been laid off to conserve financial resources.  Key functions such as accounting have been outsourced.  Employees in the PRC have been reduced to a total of two.

Key Accounting Policies

A company’s accounting policies form the basis for preparation of its financial statements. Those financial statements in turn are an essential factor in understanding a company’s operations. Our accounting policies are fully described in the notes to the audited consolidated financial statements included in attachment F hereto and for convenience of reference, a summary of those key accounting policies are also set forth below.

Principles of consolidation

The reverse acquisition of Sing Kung on September 9, 2009, is accounted for using accounting principles applicable to recapitalization (rather than as a business combination) with Sing Kung being treated as the accounting parent (acquirer) and the Company, the legal parent, being treated as the accounting acquiree. This treatment is in accordance with ASC 805, “Business Combinations”, pursuant to which the entity with a controlling financial interest in the combined business is generally deemed the acquirer. Upon the consummation of the Sing Kung acquisition the shareholders of Sing Kung, an operating business, obtained a majority voting interest in CNC, a non-operating shell company with limited assets comprised of cash and current receivables.  The Company also considered a number of additional factors to determine the acquirer for accounting purposes, including the effect of the exchange offer and which company’s stockholders control the Board of Directors of the combined business.

In a recapitalization, all accounting history, prior to the reverse merger date, becomes that of the accounting acquirer (Sing Kung).  The only adjustment necessary under recapitalization accounting is to retroactively adjust Sing Kung’s legal capital to that of the Company.  The consolidated financial statements, after the recapitalization, include all accounts of the Company and its subsidiaries.  All material inter-company balances and transactions have been eliminated.

Our audited consolidated financial statements presented in attachment F reflect a 100% economic ownership interest in Sing Kung and its subsidiaries from the date of the reverse acquisition by CNC on September 9, 2009.  The audited balance sheet for the Company as of December 31, 2008 consolidates the assets, liabilities and equity of  SNC as a result of the acquisition of SNC by Sing Kung on December 9, 2008.

Going concern

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty. The Company has temporarily ceased its operation and its business plan is uncertain, as further discussed in Item 4 – Information on the Company under the heading “Recent Corporate and Commercial Developments, Suspension of Business in the PRC”.  As further discussed below in this Item 5, subsection B under the heading “Liquidity and capital resources”,  we are dependent upon additional financings or collection of BT Project receivables (Net Investment in BT Projects) to fund our business.

Revenue recognition

The Company’s long term BT contracts do not dispositively transfer risk of loss to the customer prior to contract completion and acceptance. Specifically, the customer does not make progress payments typical in most construction-type contracts and there is ambiguity in the contracts about the customer’s contractual liability for damage or loss prior to project acceptance and completion.  Furthermore, the legal framework of state land ownership creates uncertainty about the Company’s ability to enforce collateral or lien rights that might otherwise secure its right to payment prior to acceptance.  As a result, the BT contracts have the substantive characteristics of sales-type leases.  Specifically the contracts give rise to a profit by the company for execution of the project; ownership of the project is transferred to the customer prior to receipt of the final payment; the present value of the payment under the contract exceeds 90% of the project’s fair value; collectability is reasonably predictable; and no important uncertainties surround the amount of unreimbursable costs yet to be incurred by the Company following acceptance of the project.  Therefore, in accordance with ASC 840, “Accounting for Leases”, revenue is recognized upon final project acceptance by the customer.  Final acceptance of the project by the customer occurs following completion and inspection, including a determination that all project requirements have been met.  Following acceptance, a settlement of the final project price is determined by the contract parties based on the pricing parameters of the contract.  The determination of the final project price typically involves an audit by the customer of preliminary acceptances generated as the project progresses and aggregation of the amounts reflected therein together with adjustments, if any.  Preliminary acceptances are based on periodic multi-party review and documented approval of completed work among the Company key sub-contractor(s) and the customer.   The differences in the cumulative value of preliminary acceptances and the final project price, if any, are reflected by the Company in revenue recognized during the period in which the final acceptance occurs.

In accordance with ASC 605, the Company records revenue upon project acceptance based on:

i.      the aggregate contract value (the “Gross Method”) when it:

–	is responsible for project fulfillment including the acceptability of the project to the customer

–	has reasonable latitude to establish the project price with the customer

–	has discretion in subcontractor selection

–	holds the primary risk of collection for the project as a result of a non-contingent requirement to pay subcontractors for their work

ii.	the value of its allocated share of contract revenue (the “Net Method)” when its role as BT Consortium leader is substantively that of an agent construction manager, e.g.:

–	the Company does not have direct responsibility for all key aspects of project fulfillment

–	the contract specifies that the Company is entitled to receive only an allocated fraction of the contract value

–	the Company is required to pay subcontractors only if and when it receives payment from the customer.

The Company considers the relevant facts and circumstances in its evaluation to determine if revenue is to be recorded under the Gross or Net Method, including the relative strength of each indicator.  None of the indicators alone is considered presumptive or determinative.

Essential conditions set by the Company for recognition of revenue earned pursuant to BT contracts is that written contracts exist among the parties and collection of such revenue is determinable and reasonably assured.

Provisions for estimated losses on uncompleted contracts, if any, are made in the period in which such losses are determined.

The Changchun Wukeshu contract, (the “Changchun Project”), completed by SNC prior to the start of fiscal year 2007, was consistent with the requirements of and was recorded under the Net Method.  The initial phase of the Jiaohe contract (performed beginning January 1, 2008) that was completed and accepted during 2008 was consistent with the requirements of and was recorded under the Net Method.  The Gross Method was applicable to the second phase of the Jiaohe contract and the Zhengding Project that was commenced in 2008, however, both of those projects have now been transferred to others and no revenue will be recognized.

In determining whether to apply the Gross or Net Method, the Group considers the relevant facts and circumstances in its evaluation, especially the relative strength of each indicator. None of the indicators alone is considered presumptive or determinative.

Essential conditions set by the Group for recognition of revenue earned pursuant to BT contracts are that written contracts exist among the parties and that collection of such revenue is reasonably predictable, as required by ASC 840.

Interest/valuation adjustments to accounts receivable and payable

The nature of the Group’s business is that it accepts payments from its customers over many years (eight years in the case of the Jiaohe Project) and maintains both current and long-term payables with its subcontractors in connection with the performance of BT projects. In accordance with the requirements of ASC 840 and ASC 835, the Company makes adjustments in the value of its Net investment in BT projects and in other long-term accounts receivable and payable obligations with fixed durations exceeding one year in those cases where the obligations do not bear interest at what it deems to be a market rate.

Net Investments in BT projects recorded in the financial statements, as well as payables to consortium partners that are linked to the collection of such receivables bear interest, as applicable, at the variable long- or medium-term (five years & over five years) loan rate set by state-owned banks.  The accrual of such interest is reflected in the company’s financial statements, net of reserves that it deems appropriate under the circumstances.  Municipal receivables of this sort are not traded in an open market in the PRC. The Company believes that the interest rates payable by our BT project customers is on par with the rate at which the municipality can obtain financing from other sources after taking into consideration its credit standing, the payment terms and other relevant factors. No discount or premium is applied to the face amount of BT project receivables or related payables that bear market interest rates; the face amounts of such receivables and payables are deemed to reasonably represent their present value; there is no unearned income component.

Should such municipal receivables and payables accrue interest at rates that differ materially from the applicable municipal borrowing rates, it is the Company’s policy to discount or apply premiums to their face value based on the scheduled or expected payment periods and the then-applicable short- medium- or long-term rates set by state-owned banks, adjusted as deemed appropriate for the credit standing of such municipalities if circumstances warrant.  No such adjustments were deemed to be warranted by management for the Net investment in BT projects related to the Changchun or Jiaohe Projects.

Contract costs/Construction in-progress

The Group’s contracts with consortium members/subcontractors for the performance of BT contracts generally stipulate that they accrue compensation for services on the same percentage-of-completion basis as the Company uses to accrue revenue, with the difference being that subcontractors and consortium members are compensated at a rate that is a stipulated fraction of the project value completed.  This structure benefits the company by insulating it from the impact of project cost overruns by its subcontractor(s) since they are fully responsible for the costs of construction, but their share of revenue is fixed.  This structure was used on the Changchun Project (where the SNC was entitled to a specified percentage of the revenue earned by the consortium) and on each version of the Jiaohe Project contract to which SNC and CENTURY CITY respectively were parties.

For the original BT Contracts arranged by SNC (i.e. the Changchun Wukeshu and the original Jiaohe Contract) the company further mitigated its risks (but garnered smaller profits) by establishing itself as an agent rather than a project principal.  Those early project contracts specifically recognized the consortium composition, designated SNC as the consortium agent and, in the contracts with other consortium members, tied their payment to the receipt of payments from the municipality.  Pursuant to the policies described above under the heading “Revenue Recognition,” revenue from those contracts was recorded using the Net Method.  Until transferred to others in 2009, subsequent project contracts placed the principal risk and construction management responsibility with our PRC subsidiaries and the Gross Method applied.  When the Gross Method is applicable, we record amounts all payable to subcontractors under contracts and all expenses related to subcontractor costs are recognized during the same period as revenue is recognized.  Under both the Gross and Net Methods, the unpaid liability to contractors and consortium partners respectively is recorded on the balance sheet as a Project payable, in the later case reflecting the Company’s obligation as payment agent and the requirement that it pay consortium members following receipt of the contract payment(s) from the municipal customer.  Advances made by members of the Group to the consortium for prepaying vendors or to meet other costs on behalf of the customer are reimbursable at cost under the BT contracts.  Such advances are not recognized as expenses or revenue, but are reflected on the balance sheet as part of Construction in-progress or, if the project has received final acceptance, in the Net investment in BT projects.  To the extent that BT Project contracts and related subcontractor liabilities have been transferred to third parties, construction-in-progress and related obligations to subcontractors have been eliminated from the balance sheet.  To the extent that obligations to pay subcontractors have not been assumed by the project transferees (including obligations still under negotiation), those obligations continue to be recorded on the balance sheet.

Operating cycle

For projects performed by the Group while it was operating, BT contract execution typically spanned 6 to 12 months from the start of contract performance.  However, because of the acceptance process, it was not possible to determine the acceptance date (and the start of interest accrual on the investment in BT projects) for each contract (or contract phase) with precision prior to completion and acceptance.  Prior to project acceptance, all assets and liabilities related to contracts in progress are carried at cost until a schedule for payment and interest accrual can be reasonably determined.  Subject to the triggering of early payment requirements or indications from customers that they intend to prepay, the Company’s policy is to allocate amounts for advances, prepayments and project work in-progress between current and long-term as dictated by the contract payment terms, estimated date of project completion and undertakings of the municipal customers regarding the prospect for prepayment. The classification of the related project liabilities between current and long term follows the same classification of the assets if the payment amounts are required to be made ratably and contemporaneously with collection of receivables, as is the case for the Changchun Project assets and liabilities.  Otherwise the classification of project liabilities is made in accordance with the timing of payments set forth in contracts with consortium members.

Warranty costs and reserves

In light of the expectation that there will be some rectification work required during contract warranty periods, the Group’s policy is to accrue additional project expense to the extent that associated costs are reasonably determinable.  Final settlement of warranty claims related to the Changchun Project has been resolved through negotiation, but documentation is still pending.  The warranty claim period for the Jiaohe Renewal Project has passed without any claims being asserted by the municipality.  Because of the suspension of businesses and the transfer of all remaining projects in progress, no rectification work is applicable to other projects performed by the Group.  The limited amount of historical data provided by the two projects that have been completed and passed the warranty period does not provide a sound and objective basis for extrapolating future warranty costs.  Reference to the experience of other enterprises in the same business does not provide a reliable reference point for the type of work that the Group performs because the work is unique for each project and contract.  Moreover, the company’s financial risk is mitigated by indemnity arrangements with its subcontractors that call for them to rectify defects in their work during the warranty period. These indemnifications from subcontractors are further supported by deferred payment arrangements extending through the full term of the warranty period that equal or exceed the company’s maximum warranty exposure.  In accordance with ASC 450 “Contingencies”, until circumstances change and the Group can reasonably estimate warranty cost, the actual warranty cost incurred that is in excess of amounts indemnified by subcontractors is recorded as an expense during the period when it is incurred.

Under the current contract terms, the maximum loss exposure as a result of warranty claims is limited to the holdback amount (5% of the contract price). The Company does not defer revenue recognition for the warranty holdback amount because the Preliminary Acceptance (as discussed above under the heading “Revenue Recognition”) is confirmation (unless hidden defects become apparent during the warranty period) that the work completed meets applicable specifications. Therefore, the Group expects to receive payment in full for completed work, assuming that it meets its obligations for the specified time (one year from Final Acceptance) to rectify hidden defects. The Company considers the holdback amount, which is typical for government contracts in the PRC, to be a financial inducement for it to meet rectification obligations and not an indication of contingent loss.  SNC did not recognize revenue in connection with the holdback amount withheld by the Changchun municipality because, under its contracts relating to the project, it had no financial interest in the holdback amount or any recovery thereof.

Business and income taxes

CNC and its subsidiary Sing Kung are incorporated in the British Virgin Islands, the laws of which do not require either company to pay any income taxes or other taxes based on revenue, business activity or assets.

The consolidated PRC Subsidiaries are subject to taxes in the PRC, and include a statutory business tax on applicable revenue at a rate of 5.25% (which is included in cost of sales) and statutory income tax at a rate of 25% of operating income as determined under applicable national codes, as modified by applicable local regulations and negotiated concessions. The Group estimates the effective tax rate for the current year after taking into account any applicable local regulations and concessions.  Such concessions typically apply on a project basis.  After applying the local tax concessions applicable to the Jiaohe project work as recently negotiated, the effective business tax rate, including surcharges was negotiated to be 2.65% of revenue and the effective tax rate on net income earned was determined to be 2.5% on net operating income.  These rates were lower than the rates applied when accruing taxes in 2008 and resulted in an adjustment to taxes payable at December 31, 2009.   Although there was no revenue recognized on BT Projects during 2009, the change in accrued tax is recorded  in the Statement of Operations and Comprehensive Income for 2009.  For the Group’s projects, related tax payments are generally triggered by cash collections and thus do not accrue prior to recognition of the revenue, notwithstanding any interim work that may be performed on projects in-progress.  Refer to footnotes to the financial statements presented in attachment F for additional discussion regarding the calculation of tax provisions for specific historical periods.

Foreign currency translation

All of the revenues and all of the costs of SNC and Century City are denominated in the Chinese Renminbi, as are most of the Group’s cash holdings together with BT contract receivables and payables related to those contracts.. As a result, changes in the exchange rate of Renminbi to the U.S. dollar affect the Group's sales, cost of sales, and operating margins and could result in exchange losses. The impact of future exchange rate fluctuations on the Group's results of operations cannot be accurately predicted.

The consolidated financial statements of the Company are presented in United States Dollars ("US$"). Transactions in foreign currencies during the period are translated into US$ at the exchange rates prevailing at the transaction dates. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated into US$ at the exchange rates prevailing at that date. All transaction differences are recorded in the equity section of the balance sheet as accumulated other comprehensive income.

Consequently the exchange rates applicable to the Balance Sheet and Statement of Operations and Comprehensive Income can be materially different in periods of rapidly changing exchange rates. As result, the value of working capital assets (such as unbilled costs and estimated revenue) recognized at the end of an accounting period can differ materially from the revenue recorded during the period that gave rise to the receivables. This differential is amplified if the collection period for working capital assets is long, as in the case of amounts accrued in connection with the Group’s BT Contracts.

RMB is not a fully convertible currency to US$. All foreign exchange transactions involving RMB must take place either through the Peoples Bank of China (the "PBOC") or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined by supply and demand and policy priorities of the PRC central government.  The PBOC administers and regulates the exchange rate of US dollar against RMB taking into account demand and supply of RMB, as well as domestic and foreign economic and financial conditions.

Use of estimates

The preparation of the financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the recording of contract revenues and costs, the amount of construction in-progress and project payables, and the cost of rectification during the project warranty period (“warranty costs”) in accordance with policies described above.  Other key estimates for the Group are the recoverability of the impairment of long-lived assets and the carrying amount and valuation allowances for receivables and their classification into current and non-current categories, both of which topics are discussed in more detail below.  Actual results could differ from estimates.

Impairment of long-lived assets

Long-Lived assets, principally property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, but no less often than annually. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

As of December 31, 2009, the Group recognized significant impairments of goodwill and another asset as follows:

–
Goodwill.  Impairment of $1,474,102 was recognized in connection with the redomestication merger and impairment of $808,443 was recognized related to the reassessment of the fair-value of net assets acquired from SNC in 2008.

–	Prepaid contract value. Impairment of the full value of a long-term consulting contract of $872,685 was recognized upon determination that no future services were realizable under the contract.

Based on the Company’s assessment, there have been no events or circumstances that would indicate any additional impairment of other long-lived assets.

Collectability of accounts

Net investment in BT projects

The balance of Net investment in BT projects represents the balance of payments due for projects or project phases that have received final acceptance by the customer and for which income has been recognized.  As of December 31, 2009, Net investment in BT projects totaled $24.2 million and was comprised of obligations of two municipalities, Changchun and Jiaohe:

Changchun BT Contract

•
$7.9 million was recorded as Net investment in BT project completed for Changchun Modern Agricultural Industry Construction Co. Ltd., a corporation owned by the plenipotentiary of Changchun Economic and Technological Development Zone. This receivable was acquired in the acquisition of SNC by Sing Kung in 2008 and includes advances of approximately $4.3 million made to the consortium by SNC for project costs incurred prior to the acquisition. These advances are reimbursable by the customer as part of the project receivable. Approximately 81% of the total project value was paid by the customer on an accelerated basis prior to the acquisition of SNC.  Subsequently, we have determined that final payment was being held up, in part, pending resolution of warranty and business tax offset claims by the municipal customer in which we have no financial interest and that we previously believed to be resolved.  To facilitate settlement of those claims, we have extended our previous interest waiver offer to the Changchun municipality if they will confirm payment of the outstanding balance prior to the end of 2010.  We believe that all outstanding disputes related to the project have now been settled, although documentation is still pending.

•
The Changchun municipality has applied for and obtained a development bank loan commitment sufficient to repay all of the remaining principal amount due under the Changchun Project contract and has indicated that it is likely to draw down the commitment and pay the full remaining balance due under the contract to SNC prior to the expiration of the loan commitment at the end of 2009.  Based on the existence of the commitment, settlement of pending disputes and communications with the municipality, the Company deems it probable that the recent settlement negotiations and extended interest waiver offer will lead to an accelerated payment of the full BT project receivable amount, although there is no assurance that this will occur and the municipality may have economic incentives to delay payment until required under the contract.

•
The table below compares scheduled and actual payments (enabled by development bank financing) that resulted in accelerated payment of approximately 81% of the total contract amounts due to the consortium. Although not contractually required to do so, Company management directed all accelerated payments received in 2007 to its consortium partners rather than retaining its pro rata share. This accommodation was made to induce the consortium partners to make sufficient new commitments to another project (the Jiaohe Project) to permit SNC to pursue that project.  However, the level of financial support received from this initiative was insufficient for SNC to independently commence the project, a situation that ultimately led to the sale of SNC to Century City/Sing Kung.  The Changchun Project payments made and remaining are summarized below:

	Amount in RMB millions
	2007	2008	2009	2010	2011	2012	2013	2014	2015

Original payment schedule (January of year shown)	-	34.4	34.4	34.4	34.4	34.4	34.4	34.4	34.4

Amount paid (August 2007)	222.4	-	-

Resulting payment schedule to:
Consortium	-	-	-	-	-	-	-	3.8	7.0
SNC	-	-	-	-	-	-	-	14.9	27.4

•
Based on (i) the payment history and the municipality’s access to development bank financing described above, (ii) the fact that Changchun Wukeshu is a taxing authority and therefore has a reliable source of revenue  and (iii) the municipality’s revenue is supplemented by the central government that supplement its own tax revenues, we believe that the Changchun municipality has funds available to meet its payment obligations related to the Changchun Project and to others, and that the  collectability of the Net Investment in the Changchun BT Project is reasonably predictable.  Moreover, the conditional terms of the Company's payment obligations to other consortium members in connection with the project, and to the former SNC owners (if there is a shortfall in receivables from the project) provide additional protections against collection deficiencies related to amounts shown in the accompanying financial statements in attachment F.

  Jiaohe BT Contract

•
$16.3 million was recorded as Net investment in BT project completed for the municipality of Jiaohe, including accrued interest of approximately $1.1 million.  The amount due is for one sub-phase of the Jiaohe project that was completed and finally accepted.  Jiaohe City is a municipality in the PRC province of Jilin. The BT Contract with Jiaohe City was originally entered into by SNC in March 2007. The first phase was substantially complete as of August 2008 and entails construction of roads, sewer and water pipelines and electricity and other utility connections in two sub-phases, the Renewal Project and the New District Project.  Final acceptance of the Renewal Project was completed on October 4, 2008 and the final settlement value of approximately RMB 103 million, or $15.2 million was determined in April, 2009.  The settlement amount of the Renewal Project was recorded as of December 31, 2008 and 2009 as a Net investment in BT Projects.   The work in progress on the second sub-phase (the New District Project) was assigned by the company and the related Construction in progress and BT project payables have been eliminated from the balance sheet as of December 31, 2009 with no impact on revenue or expense.

•
The contract terms specify that if circumstances are not met that would accelerate payment, payment from the customer of the contract amount will be in 8 equal installments together with accrued interest, with the initial payment to be made on the first January 10th following the one-year anniversary of the acceptance date of each phase (or sub-phase if applicable).  Payment of subsequent installments, together with accrued interest thereon, is due on January 10th of succeeding years.  Given the actual acceptance date for the first sub-phase of Phase I (the Renewal Project) and the anticipated acceptance date for the second sub-phase (the New District Project), the resulting principal payment schedule is as follows:

	Principal repayment amounts from customer in RMB millions
	Payment dates are January 10th of year shown

	2010	2011	2012	2013	2014	2015	2016	2017	2018

Renewal Project (*)	15.9	15.9	15.9	15.9	15.9	15.9	15.9	15.9

New District Project (+)	-	23.9	23.9	23.9	23.9	23.9	23.9	23.9	23.9

Total	15.9	39.8	39.8	39.8	39.8	39.8	39.8	39.8	23.9

Based on actual acceptances/settlements  (*) and estimated acceptance date/preliminary acceptance quantities (+) Payment dates are January 10th of year shown

•
The payment schedule is subject to acceleration if the Jiaohe Municipality refinances the project or transfers or pledges the project assets in connection with use agreements or a long-term refinancing.  Interest, set at a floating rate based on the Bank of China medium-term note rate, is applicable to the outstanding contract payment balance and begins to accrue as of the final acceptance date for each phase of the project (or sub-part if applicable).  Because the interest rate is variable, the amount of interest receivable on each payment date is not currently determinable but it will remain a market rate. Acceptance procedures and a timetable are specified in the contract.

•
The Jiaohe Contract includes a limited warranty for one year from the acceptance date of each phase. The warranty provisions subject the Company to forfeiture of up to 5% of the settlement amount if we fail to correct defects in elements of the project work after identification of such defects by the municipality. The warranty period has now passed without claims and the municipality has provided written confirmation that it owes the full balance of the settlement amount.

•
Collectability of amounts due pursuant to the Jiaohe contract is deemed to be reasonably predictable because Jiaohe is a taxing authority and therefore has a reliable source of revenue for payment of its obligations to the Company and others. It also receives revenues from the central government that supplement its own tax revenues, and it has guaranteed to include annual contract payment amounts and interest in its annual budget approved by the Standing Committee of the National People’s Congress.  We believe that the municipality is also access to financing from Chinese development banks that could constitute another source of payment and has applied for (but not yet received approval of) a development-bank loan that would trigger accelerated payment of project revenues.  Moreover, the Jiaohe municipality has an established record of timely payment of its obligations to others, and we have no reason to believe that it will fail to meet its obligations under the Jiaohe Contract. In addition to having a reasonable expectation that the municipality has the intent and will have the cash flow to timely meet its payment obligations, the Jiaohe Contract is enforceable against the Jiaohe municipality under Chinese law.  Moreover, the Jiaohe Contract grants us enforceable collateral interests.  These include an assignable right to receive funds from the government fiscal authority that are budgeted to meet the contractual payment obligations of the municipality and the right to a security interest in the project (or substitute collateral) for as long as the contract price remains unpaid. The Company’s right to receive budgeted funds from the fiscal authority has received the anticipated approval of the Standing Committee of the National People’s Congress and this has been properly documented. In conjunction with its collateral security interest in the project (or substitute collateral) we also have rights under the Jiaohe Contract to control access to the Jiaohe Project or dispose of Jiaohe Project assets to ensure payment in the event of a payment default.  Our legal counsel has advised us that such contractual lien rights are enforceable under PRC law, however, as a practical matter they are expected to have limited economic benefit and the grant of a security interest in the project property is not as yet perfected.  As a matter of prudence, the company is pursuing perfection of its security interest because without it, there is little likelihood of the company being able to exercise control over the property in the event of a payment default.  Notwithstanding the above, the Company’s classification of the collectability of Jiaohe Contract payments as reasonably predictable depends primarily on the municipality’s sound financial standing and the absence of any default to date, secondarily on the rights to enforce the contract under PRC law against a creditworthy counterparty, thirdly on its recorded rights to receive budgeted funds from the local government fiscal authority,  and only incidentally and as a last recourse to the exercise of collateral rights, if and when perfected.

Construction in-progress

Construction in-progress represents costs related to work certified for projects in-progress and advances. The amounts recorded in Construction in-progress have not been billed to the customers and do not bear interest prior to project acceptance by customer.  Most of the amounts recorded in Construction in-progress as of December 31, 2008 and the related BT Project Payables were eliminated following the transfer of the second sub-phase of the Jioahe Project (the New District Phase) and the Zhengding Projects to others as a result of our suspension of operations in China.  The amounts remaining in Construction in progress as of December 31, 2009 reflect advances paid related to those projects that we expect to recover upon project completion and acceptance or amounts still owed to subcontractors that we are negotiating to assign to the parties who have taken over the projects.  We do not expect to recognize any revenue or expense in connection  with the remaining Construction in-progress.

Recently issued accounting pronouncements

In August 2009, the FASB issued Accounting Standards Updates (“ASU”) No. 2009-05 (“ASU 2009-05”), Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value. ASU 2009-05 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted.

In September 2009, the FASB issued ASU No. 2009-12 (“ASU 2009-12”), Fair Value Measurements and Disclosures (Topic 820) — Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures—Overall, to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of Topic 946 — Financial Services — Investment Companies, as of the reporting entity’s measurement date. It also requires new disclosures, by major category of investments, about the attributes includes of investments within the scope of this amendment to the ASC. The provisions of ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009. Early application is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-16 (“ASU 2009-16”), Transfers and Servicing (Topic 860) — Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the Accounting Standards Codification (“ASC”), issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The amendments in this ASU eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of this ASU should be applied to transfers that occur on or after the effective date. Early application is not permitted.

In December 2009, the FASB issued ASU No. 2009-17 (“ASU 2009-17”), Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities which amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), issued by the FASB in June 2009. The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Improving Disclosures About Fair Value Measurements. The ASU amends ASC 820 (formerly Statement No. 157, Fair Value Measurements) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

A.   RESULTS OF OPERATIONS

The comparison of balance sheets during the Years ended December 31, 2008 and 2009 are based on the results of the accounting acquirer, Sing Kung, and reflect the reverse acquisition transaction with CNC as a recapitalization as of the date of its consummation.  The only adjustment made was to retroactively adjust Sing Kung’s legal capital to that of the CNC from the earliest period shown.  Because we deem SNC to be a predecessor company, the comparison of operations for the years ended December 31, 2009, 2008 and 2007 reflects the results of operations for the accounting acquirer in the reverse acquisition transaction and also incorporates the results of SNC on a pro forma basis for the calendar year 2007 and for the period in 2008 prior to its acquisition by Sing Kung. When pro forma information is used for comparison, we refer to the results as being the results of the Group.

Comparison of Year Ended December 31, 2009 and 2008

Operating revenues

For the twelve months ended December 31, 2009, total revenues were nil  for CNC as compared with $4.9 million for the twelve months ended December 31, 2008 for the Group. No revenue was recorded during the year ended December 31, 2009 because no project received final acceptance during that period.  During the year ended December 31, 2008 the Renewal sub-phase of the Jiaohe Project was completed and accepted.  Because of the lack of funds, no BT Project work was performed during 2009 and all projects in-progress have now been assigned to others in conjunction with our suspension of operations.

Project revenue backlog

Because of our inability to perform BT projects in progress, all such projects were assigned to other parties and the backlog at December 31, 2009 was nil, as compared with a reported backlog of about $441 million at December 31, 2008.

Cost of revenues

For the twelve months ended December 31, 2009 CNC and recorded a nil cost of revenue because no revenue was recognized during the year.  This compares with the year ending December 31, 2008 when the Group recorded cost of revenue  for the Renewal phase of the Jiaohe Project (under the Net Method) of $0.3 million. All costs associated with overseeing projects in progress during the year ended December 31, 2008 were accumulated to Construction in-progress.  No project work occurred and no Construction in progress was recorded during the year ended December 31, 2009. Costs of administrative personnel not specifically allocated by Sing Kung or the SK Group to project-related activities are charged to general and administrative expense as discussed below. The Group recognized no anticipated losses were identified or recognized during the years ended December 31, 2009 and 2008 for the projects in-progress.

Gross margin

In the absence of revenue or costs associated therewith, the Company recorded no gross margin during the year ended December 31, 2009 as compared with $4.6 million for the year ended December 31, 2008.

Operating expenses

General and administrative expenses

General and administrative expenses mainly include payroll and employee welfare benefits, traveling and other expenses of administrative departments, such as planning and financial, information systems and human resources. Costs of administrative personnel were not allocated by the Group between project-related activities and general and administrative functions and all such costs are reflected in its general and administrative costs discussed in this section. General and administrative expenses for the Company amounted to approximately $2.0 million for the year ended December 31, 2009 as compared with $0.9 million for the Group for the year ended December 31, 2008, an increase of 116%.  The increase in operating expense reflects increased payroll and expense, as well as expense related to our public filings and increased legal fees and administrative expense following the Sing Kung acquisition.

Impairments
In the year ended December 31, 2009, the Company recognized impairments of $3.2 million, of which $2.3 million reflected write-offs of goodwill recorded in connection with the Sing Kung acquisition and the SNC acquisition.  In addition a $0.9 million impairment was recognized in connection with the determination by management that no future benefits could be derived from a multi-year prepaid services contract with Dehai Cashmere Co. Ltd. booked in 2008 and purporting to provide business development and other services related to BT Projects in the Western provinces of the PRC.  There were no impairments of long-term assets recorded during the year ended December 31, 2008.

(Loss)/income from operations

During year ended December 31, 2009 we lost  ($5.1 million) from operations as compared with income from operations of $3.7 million that was recorded by the Group during the year ended December 31, 2008.  The difference of $8.8 million from 2009 to 2008 was caused by the absence of revenue and gross margin during 2009 due to the fact that no BT Projects were completed and accepted as well as to an increase in general and administrative expense and the recording or impairments during 2009 as compared with 2008.

Interest income

The Company recorded $1.0 million in interest income for the year ended December 31, 2009 as compared with $0.3 million for the year ended December 31, 2008 for the Group.  This increase is mainly due to the accrued interest income recognized from the Net investment in BT project (Jiaohe).  Interest accrued on this project receivable for the full year ended year ended December 31, 2009 as compared with approximately 4 months during the year ended December 31, 2008 following the acceptance of the project in October of that year.  To reflect the contingency associated with the interest waiver related to the Changchun BT project the Group established a 100% valuation allowance for the interest accrued on that project.  As a result, no interest income was recognized in connection with the Net investment in BT Projects (Changchun) during years ended December 31, 2009 or 2008.

Finance and other costs

For the year ended December 31, 2009 our finance and other costs totaled $109,965 as compared to $69,525 for the year ended December 31, 2008 for the Group, an increase of 62%.  This increase resulted primarily from the amortization during the year ended December 31, 2009 of 12 months of deferred finance expense incurred connection with the Sing Kung preferred stock issuance in April, 2008 as compared with only about 8 months of such amortization during the year ended December 31, 2008.

Income tax provision

The income tax provision for the Company was $7,750 for the year ended December 31, 2009 as compared with $114,695 for year ended December 31, 2008.  The reduction of $106,945 was due to the absence of revenue during the year ended December 31, 2009 and the small amount of other taxable income realized by the Company’s various subsidiaries.  During year ended December 31, 2008, the larger amount of income tax was accrued in connection with the operating income realized during that year from the Jiaohe Project.

Net( loss)/income

For the year ended December 31, 2009, the Company’s net loss amounted to ($4.2 million) as compared with net income for the Group for the prior year of $3.7 million, a difference of $7.9 million. The year-over-year difference was attributable to the absence of revenue and gross margin during the year ended December 31, 2009 because no BT Projects were completed by the Company during that year, as well as to increased general and administrative expense, and impairments as compared with year ended December 31, 2008.

Foreign currency translation adjustment and comprehensive (loss)/income

For the year ended December 31, 2009, the Company’s Comprehensive loss amounted to ($4.0 million) as compared with  comprehensive income of $3.8 million for the Group for year ended December 31, 2008. Comprehensive (loss)/income for the Company reflects the effects of foreign currency translation adjustments on the value of the Group’s assets and these adjustments offset the net loss for the year ended December 31, 2009 by $284,569 and increased the net income the year ended December 31, 2008 by $278,593.  The foreign currency translation adjustments combined to increase the year-to-year swing in comprehensive (loss)/income to $8.0 million for the years ending December 31, 2009 and 2008.

Comparison of Years Ended December 31, 2008 and 2007 for the Group

Operating revenues

For the year ended December 31, 2008, total revenues amounted to $4.9 million, an increase of $4.9 over the year ending December 31, 2007.  The increase was due solely to the revenue recognized from the Renewal phase of the Jiaohe project, which was completed and accepted in 2008.  The Net Method was applicable to all revenue recognized on the Jiaohe project during 2008 because of joint liability with consortium members for completion of the project and limitations on the Company’s direct responsibility for key aspects of project fulfillment and management.  During 2007, the Group recognized no revenue because Sing Kung had not yet commenced operations and SNC had no active projects in progress due to lack of financial resources.

Project revenue backlog

An important measure of the stability and growth of the Group’s business is the size of its backlog, which represents the total amount of unrecognized revenue associated with the existing contracts won. Any deferral of revenue recognition and the amount of newly won contracts are reflected in backlog as of the period end. With the availability of additional capital and other resources in 2008, the Group began to commit to multiple multi-year projects that allowed it to achieve dramatic growth in project backlog as compared with 2007. This is seen in the 10-fold  increase from approximately $43.9 million as of December 31, 2007 to about $441 million at December 31, 2008.  As with the increase in revenue, this increase in project backlog was a direct result of the developing capability and reputation of the Group to successfully bid on and execute larger projects.

Cost of revenues

The Group’s cost of revenue includes all costs associated with overseeing projects in progress and business tax calculated on revenue. Because the Net Method was applicable to revenue recognized during 2008 the costs of subcontractors is not reflected in cost of revenue.  The total cost of revenues for the year ended December 31, 2008 amounted to $304,386, an increase of $304,386 compared to nil in the prior year when no revenue, and therefore no cost of revenue was recognized by the Group. The Group had no projects in progress during 2007 on which losses could be recognized and no losses were recognized from warranty or other claims on projects previously completed.

Gross profit and margin

As a percentage of total revenues, the overall gross profit of $4.6 million resulted in a gross margin of 93.8% for the year ended December 31, 2008.  This high margin is due to the application of the Net Method of revenue recognition and is not indicative of total margin earned by the consortium on the project phase completed.  Because there was no revenue recognized by the Group for the year ended December 31, 2007, the calculation of gross margin was not applicable.

Operating expenses

General and administrative expenses

General and administrative expenses for the Group amounted to approximately $1.28 million for the year ended December 31, 2008, an increase of approximately $0.86 million compared to approximately $417,217 in the prior year. This increase of 206%was the result of the need to add personnel and make other expenditures to handle the Group’s increased level of business activity. For the year ended December 31, 2008, the general and administrative expenses as a percentage of revenue were 26.1%.  The percentage was higher than would normally be expected if the Group were reporting revenue under the Gross Method. As there was no revenue in 2007, such a ratio was not applicable for the year ended December 31, 2007.

Income/loss from operations

Income from operations increased significantly by approximately $3.6 million, from a loss of $0.42 million for the year ended December 31, 2007 to $3.2 million for the year ended December 31, 2008.  This was the result of increases of $4.9 million in total revenues, $304,386 in cost of revenues and an increase of $925,964 in general and administrative expenses. As a percentage of total revenue, the operating income for the year ended December 31, 2008 was 66.3%.  Because revenue was recognized using the Net Method, the operating margin was higher than would normally be expected if the Group were reporting under the Gross Method.  There was no revenue in 2007 and operation margin was therefore not calculable for the year ended December 31, 2007.

Interest income

Interest income was $335,561 for the year ended December 31, 2008 compared to interest income of $30,662 for the year ended December 31, 2007. The increase of $304,899 in interest income in 2008 was due to the interest accrued on Net investment in BT (Jiaohe) project.  To reflect the contingency associated with the interest waiver offer, the Company has established a 100% valuation allowance for the interest accrued on that project.  As a result, no interest income was recognized in connection with the Net investment in BT Projects (Changchun) during 2008.

Securities trading profit/loss

For the year ended December 31, 2008, the Group recognized a trading loss of $16,855, a decrease of $799,122 from a $782,267 profit for the prior year.  The Group discontinued its trading activity in the first fiscal quarter of 2008 and incurred the loss on liquidation of securities held for trading.  During the year ended December 31, 2007, SNC actively utilized available cash to buy and sell new IPO shares in the Chinese stock market.  SNC typically held a trading position for no more than two weeks.  As the Chinese stock market reached an all-time high in 2007, this strategy generated commensurate profits.  Because of the frequency of trading, cumulative purchases and sales of securities during 2007 greatly exceeded the Company’s average cash balances.  Securities purchased and sold during 2008 and 2007 were approximately $0.86 million and $1.55 million respectively.

Finance and other costs

The Group had no finance costs in the year ended December 31, 2007 as compared with $68,333 for the year ended December 31, 2008.  The finance costs incurred during 2008 are related to amortization of costs of the preferred stock issuance in April 2008. Other costs related to maintenance of its accounts were $297 for the year ended December 31, 2008 and $382 for the ended December 31, 2007 respectively.

Income tax provision

No income taxes are applicable to the Group in the British Virgin Islands. All income taxes for the Group during the years ended December 31, 2008 and 2007 were related to taxes imposed by the applicable taxation authorities within the PRC. The provision for income tax for the year ended December 31, 2008 was $114,695, an effective tax rate of 3.2%, less than the statutory national tax rate of 25%, reflecting the special tax status enjoyed by the Group for income earned in connection with the Jiaohe Project.  The effective tax rate for 2008 was lower than the 6.5% effective rate for the year ended December 31, 2007, during which the applicable income tax provision was $25,519. The lower effective overall tax rate for 2008 resulted mainly from the more favorable PRC tax code put into effect in 2008 in the jurisdictions and sectors in which the Group was operating.   There can be no assurance that the favorable tax rates applicable to the Group during 2007 and 2008 will continue and it should be presumed that the national statutory rates then in effect will apply to the Company’s PRC subsidiaries during future periods.

Net income

For the year ended December 31, 2008, the net income of the Group amounted to $3.45 million, an increase of $3.08 million compared to $0.37 million for the prior year, or about 832%. This increase was attributable primarily to the completion of one phase of the Jiaohe project in 2008 and recognition of income and gross profit in connection with that project.  The increase in net income of from 2007 was less than the increase in operating income because the year-over-year change in net income was mitigated by a $0.80 decrease in trading profit as compared with the year ended December 31, 2007.

Foreign currency translation adjustment and comprehensive income

For the year ended December 31, 2008, the Company’s Comprehensive loss amounted to $3.8 million as compared with comprehensive income of $0.8 million for the Group for year ended December 31, 2007. Comprehensive income for the Group reflects the effects of foreign currency translation adjustments on the value of the Group’s assets and these adjustments increased the net income for the year ended December 31, 200 by $278,593 and increased the net income the year ended December 31, 2007 by $391,662.

B.  LIQUIDITY AND CAPITAL RESOURCES

The Group has never collected any cash from any BT Projects completed.  From inception through December 31, 2009, the Group has financed operations primarily through equity financing and increases in accounts payable to consortium partners during periods when it had BT projects in-progress.  From the inception of SNC in 2005 through the consummation of the Sing Kung acquisition, the combination of these two capital funding sources has combined to provide the Group with adequate liquidity and working capital to grow the scope and scale of operations.  With the turmoil in capital markets that was manifested 2008, the Company’s ability to raise new funding has been constrained as compared with its past experience.  At the same time, its needs for capital increased from historical levels because of commitments made to fund portions of multiple projects simultaneously.  As a result, the Company faces a severe liquidity shortfall that caused it to assign all projects in-progress to others during the year ended December 31, 2009 and to suspend all operating activities in January 2010.

In conjunction with the redomestication merger IAG entered into privately negotiated agreements with individual shareholders to repurchase 4,352,690 of its common shares for $35,387,938 at prices ranging from $7.79 per share to $8.86 per share.  In addition, IAG was obligated to paid out $8,950,549 ($7.81 per share) to holders of 1,146,037 shares who made conversion elections pursuant to IAG’s IPO prospectus.  In conjunction with the consummation of the Sing Kung acquisition, IAG also declared a dividend of $4.85 payable to qualifying of holders of its shares who did not (i) vote against the Sing Kung acquisition and elect to convert their shares, (ii) enter into repurchase agreements or (iii) waive their rights to the dividend or (iv) otherwise forfeit their rights to the dividend.  70,291 shares qualified for the dividend, obligating IAG to pay out $340,911.  As a result of these actions, net funds derived from the redomestication merger and Sing Kung acquisition were $479,948, an amount insufficient to address the capital needs of the Group at the time of the Sing Kung acquisition or to prevent suspension of operations.

On February 8, 2010, Sing Kung, Century City and SNC entered into a credit facility with a private individual for RMB 24.0 million (approximately $3.5 million) at an annual interest rate of 18% to meet critical payment obligations to BT Project creditors that were not contingent on receipt of collections.  Interest on the credit facility accrues semi-annually and the final maturity date is February 8, 2011, at which time principal and interest will be due in a single payment.  The loan is non-recourse to the Company, but SNC, Century City and Sing Kung are all obligors under the loan agreement, and SNC’s interests in the Changchun Project were pledged as collateral for the loan.  RMB 18.0 million (approximately $2.6 million) was drawn on the facility in February 2010, and all proceeds were used to pay obligations to Jiaohe Project creditors.  Final settlement with the subcontractor is still being negotiated, but the Company expects resolution prior to the maturity date of the credit facility and believes that the remaining availability under the credit facility will be sufficient to satisfy its obligation to the subcontractor.  The receipt of the first installment of the Jiaohe contract or a payment from the Changchun project is expected to be received prior to the maturity date of the credit facility, and the Company intends to utilize the proceeds to satisfy its obligations under the facility.

On February 22, 2010 the Company received the initial subscription of a $600,000 credit facility that was fully subscribed and funded by certain of the Company’s Class A Preferred Shareholders.  The term of the financing ends on the earliest to occur of (i) the first anniversary of the initial funding of the loan (February 22, 2010); (ii) the collection of US$4,000,000 or more of BT Project Receivables (net of costs and related payments) by its subsidiaries; (iii) an event of default; or (iv) the consummation of an acquisition of a business enterprise having a value greater than US$10 million or a merger transaction.  The loan amount is convertible by each Lender into Class B Preferred shares at any time and conversion is mandatory under certain circumstances.  The loan accrues interest at the rate of 3% per month. In conjunction with the authorization of the Working Capital Facility, the requisite majority of the Company’s Board also approved amendments to the Company’s Memorandum and Articles of Association that increased the authorized common shares from 100,000,000 to 175,000,000 and increased the authorized Preferred Shares from 25,000,000 to 35,000,000, including 10,000,000 shares of a newly authorized class of Preferred Shares,  the “Class B Preferred Shares” having a liquidation preference pari pasu with the Company’s Class A Preferred shares  and a conversion ratio of 10 common shares for each Class B Preferred Share. No holders of the convertible notes have converted them into Class B shares.

As of the date of this filing on Form 20-F, the Company’s actions to suspend operations, terminate personnel and curtail costs, together with the liquidity that is available under the credit facilities arranged in 2010, were judged to be sufficient to allow us to sustain the Company beyond December 31, 2010.

Sing Kung’s management is working actively to address its working capital deficit and liquidity shortfall and believes it can meet its needs through one or a combination of the following: (i) an infusion of equity capital (including through the closing of the business combination with IAG, (ii) the establishment of a credit or borrowing facility, (iii) sales or factoring of receivables assets, (iv) the acceleration of payment on receivables or project investments that are presently classified as long-term or (v) renegotiation of deferral arrangements with consortium partners/subcontractors.  Sing Kung’s management is exploring all such options, but its only commitment in this regard is to conclude the business combination with IAG (which is subject to requisite shareholder approval) and may not provide the combined company with sufficient capital to meet its needs.  If the capital available from the business combination with IAG (which is unlikely to exceed $15 million after taking into account the dividend that is planned to be paid upon consummation of the acquisition) is insufficient to resolve Sing Kung’s liquidity deficit, the company is at risk of losing its rights to perform one or more of the projects in progress and in backlog and it will be unable to take on new revenue-producing projects until it generates capital from other sources.

Working capital

Working capital as of December 31, 2009 was $1.6 million as compared with a working capital deficit of ($16.3 million) as of December 31, 2008.

Total current assets as of December 31, 2009 amounted to $11.6 million an increase of approximately $3.7 million compared to $7.9 million at as of December 31, 2008.  The increase was attributable primarily to the reclassification of $10.9 million in BT Project receivables from non-current to current in reflection of amounts expected to be collected during 2010, offset by reductions in cash of approximately $6.8 million.

Total current liabilities amounted to $10.0 million at December 31, 2009, in comparison to $24.2 million at December 31, 2008. This decrease of $14.2 million is primarily attributable to the elimination of approximately $14.6 million of BT project payables, classified as current as of December 31, 2008, in conjunction with assignments of BT projects in-progress to others during 2009 and payment of some BT project payables, offset by increases in other current accounts payable and accrued liabilities.

Our current ratio increased to 1.15 at December 31, 2009 from 0.33 at December 31, 2008.  This increase was primarily due to the increase in current assets resulting from reclassification of BT Project receivable to current from long term and the reduction of current liabilities from the elimination of BT Project payables as a result of the assignment of BT Projects in-progress to third parties.  We had cash of $381,361 at December 31, 2009.

Cash flow

Cash flow from operations has been provided primarily by BT contract consortium partners who performed their obligations under the contracts on the basis that they would receive payment on a deferred basis. For work on the Changchun Project, the consortium partners agreed to accept payment as and when our applicable PRC subsidiary, as consortium leader, received payment from the municipal clients. For contracts in-progress subsequent to January 1, 2008, the Jiaohe and Zhengding Projects, the consortium partners agreed to extended, but not contingent, payment terms.  Satisfying these payment requirements as they mature would have led to negative cash flow from operations during 2009 and beyond and was deemed unsustainable.  Therefore, we assigned the projects in-progress to third parties to mitigate the expected negative cash flow and suspended operations.  Nevertheless, our ability to continue to meet our immediate cash flow requirements beyond December 31, 2010 can only be met through one or a combination of the following:  (i) an additional infusion of equity capital, (ii) the establishment of additional or replacement credit or borrowing facilities, (iii) sales or factoring of receivables assets, (iv) the collection of receivables classified as current, and (v) acceleration of payment on receivables or project investments that are presently classified as long-term.

The following table sets forth historical information with respect to statements of cash flows for the Group:

	Years Ended December 31,
	(amounts in $ millions)
	2009	2008	2007

Net cash used in operating activities	$(7.6)	$(4.1)	$(0.5)
Net cash provided by/(used in) investing activities	-	(3.8)	1.1
Net cash provided by/(used in) financing activities	0.5	14.4	(0.5)
Effect of foreign exchange translation	0.3	0.3	0.4

Net increase/(decrease) in cash and cash equivalents	$(6.8)	$6.8	$0.5

The Comparison of the Years Ended December 31, 2009 and 2008
Net cash used in operating activities totaled $7.6 million for the twelve months ended December 31, 2009 as compared to $4.1 million net cash used in operating activities for the twelve months ended December 31, 2008. This increase in negative cash flow of $3.5 million resulted from a reduction in net income of $8.1 million (form a net income of $3.7 million for the year ended December 31, 2008 to a net loss of $4.3 million for the year ended December 31, 2009), combined with the following changes in the operating assets and liabilities:

•	$20.0 million decrease in construction in progress
•	$2.3 million decrease in prepayments other assets and goodwill
•	$0.9 million increase in net investments in BT projects
•	$0.7 million increase in accrued liabilities and other payables
•	$25.1 million decrease in BT project payables
•	$0.2 million decrease in taxes payable

The transfer of assignment of projects in progress during the year ended December 31, 2009 reduced the net cash applied to construction in-progress as compared with the year ended December 31, 2008, a period when project activity levels were high and the Jiaohe project was ramping up.  With the project assignments during 2009, most of the BT project payables were also transferred to the assignees, resulting in the reduction in this balance.  However, cash payments of approximately $.1 million were also made on BT Project payables during the year ending December 31, 2009, accounting for the incremental use of funds over the transfers.  None of the net investment in BT projects carried over from the year-ended 2008 was collected as of December 31, 2009 and the changes in the net investment in BT projects accounts were a result primarily of the accrual of non-cash interest income on the Jioahe Project, which represented a use of funds.  The year-over-year change in accrued liabilities and other payables reflects the assumption of net liabilities from CNC that occurred as a result of the Sing Kung acquisition.  The reduction in taxes payable was attributable primarily to a change in the tax rates applicable to the Jiaohe project and an adjustment to the tax payable rather than cash payment of taxes.

Net cash used in investing activities, for limited office equipment purchases, was $1,746 for the twelve months ended December 31, 2009, compared to net cash utilized in investments during 2008 of $3.8 million, that was used primarily to fund the purchase SNC.  The cash used for equipment purchases in the year ended December 31, 2008 was $4,241.

Net cash provided in financing activities for the year ended December 31, 2009 amounted to $0.5 million related to the recapitalization of CNC.  This compares with $14.4 million provided from the sale of preferred stock during the year ended December 31, 2008.

Comparison of year ended December 31, 2008 and 2007 for the Group

For the Group, net cash used by operating activities totaled $4.1 million for the year ended December 31, 2008, an increase in negative cash flow by $3.6 million compared to $0.51 million of net cash used in the prior year. This increase was the result of following changes in the operating assets and liabilities, offset by the $3.1 million increase in net income to $3.5 million for the year ended December 31, 2008 from $0.4 million for the year ended December 31, 2007:

•	$20.5 million increase in construction in progress
•	$1.46 million increase in deposits, prepayments and other accounts receivable
•	$44 million increase in net investments in BT projects
•	$316,245 increase in accrued liabilities and other payables
•	$57.8 million increase in BT project payable
•	$425,453 increase in taxes payable

The increase in construction in progress reflects accumulation of costs for projects-in-progress as of the end of 2008.  During 2007, no projects were construction and as a result there was no accumulation of project costs for the year ended December 31, 2007.

The major fluctuation in net investments in BT projects from 2007 to 2008 occurred because acceptance of the initial phase of the Jiaohe project increased net investments in BT projects by $15.5 million during 2008.  In contrast, no projects were completed during 2007 and so no increases in the net investment in BT projects balance occurred.  The year over year difference was amplified by the prepayment by the Changchun municipal government of net investment in BT projects during 2007 in the amount of $28.1 million in 2007.  No collections related to net investments in BT project occurred during 2008.

The $57.8 million year-over year difference in the change to the project payables arises because of the same events. BT project payables were reduced by $28.2 million during 2007 at the time of the prepayment by Changchun and no additions to the project payables account were made during that year because no projects were in-progress.  In 2008, there was a net increase in the project payables balance of $29.6 million as net operating cash flow was provided to the company by subcontractors who were actively engaged on the Jiaohe and Zhengding projects and were not being paid currently for their work.

Net cash used in investing activities was $3.8 million for the year ended December 31, 2008, compared with net cash provided by investing activities of $1.1 million for the year ended December 31, 2007. Net cash used in investing activities during the year ended December 31, 2008 was for payments made to consummate the SNC acquisition plus $58,859 of fixed asset purchase offset by net proceeds of $72,642 from the sale of the securities trading portfolio.  Net cash provided by investing activities during the year ended December 31, 2007 was from collection of a shareholder advance ($383,615) and sales of trading securities ($1.6 million) offset by purchases of trading securities ($0.86 million).

Cash flow provided by financing activities was $14.4 million for the year ended December 31, 2008 compared to $0.5 million used financing activities for the year ended December 31, 2007. For the year ended December 31, 2008, the Company obtained net proceeds of $14.4 million from its issuance of preferred shares and $499 from its issuance of common shares.  For the year ended December 31, 2007, the company used $0.53 million to pay back its shareholder.

C.  RESEARCH AND DEVELOPMENT

Not applicable

D.  TREND INFORMATION

We have suspended operations and we no longer have any business backlog, as reflected in the backlog summary included in the overview at the beginning of this Item 5.  Under the circumstances, trends in our business are not applicable to the evaluation of our business situation.

E.  OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties as of December 31, 2009. We have not entered into any foreign currency forward contracts, nor do we have any other off-balance sheet arrangements as of December 31, 2009, except for the contractual obligations and commitments set forth in ITEM 5 – F below.  Consequently there are no off-balance sheet arrangements that have or are reasonably likely to have a material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following sets forth our contractual obligations as of December 31, 2009 (in U.S. dollars):

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligations	$1,288	$1,288	-	-	-

Although the Company does not have long-term arrangements to accommodate its administration and other operational needs, management believes that it can find suitable office accommodations on a short-term basis.

G. SAFE HARBOUR

See “FORWARD-LOOKING INFORMATION” at the beginning of this Annual Report on Form 20-F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position
William C. Morro	57	Chief Executive Officer and Director
Zhaosheng Wu	73	Director
Daniel P. Beharry	56	Director
Steve Klein	46	Director
David Miller	47	Director
Qiping Gao	66	Director
Mingtang Zhang	60	Director

William C. Morro has served as a director and as chief executive and sole officer since September 2009. Since November 2001, Mr. Morro has been a partner with the InterAmerican Group, an advisory and investment firm focusing on cross-border transactions. In October 1996, Mr. Morro founded the U.S. Merchant Bank for the Bank of Montreal Group of Companies – BMO Nesbitt Burns Equity Group (US), Inc. and was its president until October 2001. From 1991 to 1996, Mr. Morro was employed by Heller Financial, Inc., and from June 1994 to October 1996 served as president of its SBIC, Heller Investments, Inc. (“HII”). Since 1991, Mr. Morro has accumulated experience with the acquisition and management of middle-market companies, having participated as an investment principal in 55 acquisition or divestiture transactions including several businesses operating in the PRC. Prior to joining HII, Mr. Morro was a principal and shareholder of the general management consulting firm, Cresap, McCormick and Paget (now owned by Towers, Perrin). Before joining Cresap, Mr. Morro worked for two years as a Development Engineer for Union Carbide Corporation and he earned a Masters degree from the Kellogg Graduate School of Management at Northwestern University. His undergraduate degree is from Dartmouth College, where he studied chemistry and engineering.

Zhaosheng Wu has served as a director since September 2009. Mr. Wu is the CEO of Sing Kung and its subsidiaries. Prior to that time, he served as Executive Director of China Investment Consultation Ltd. (“CICL”), a financial advisory firm he founded in 2005 and whose primary shareholder is the China Investment Association. He remains a member the CICL board of directors and he also currently serves as an independent director of Beijing Zhongxing Huayuan Ltd., a subsidiary of the state-owned China Investment Association, a government agency that conducts research and provides investment information, policy advice, comprehensive planning and feasibility analysis to all levels of government about large scale investment and infrastructure projects. Mr. Wu retired from the China Development Bank as a Bureau Chief in 1998 and continued to serve the institution as Assistant Chairman and Executive Director of the Senior Advisory Board. Previously he served for 33 years as member of the National Development Reform Committee (“NDRC”), retiring from as Deputy Bureau Head. The NDRC is an important central government agency responsible for formulating, among other matters, urban and infrastructure development plans and policies at the national level and approving plans and priorities of local governments. Mr. Wu recently retired as chairman of the board of Shangxi Jingjin Environment Protection Investment and Development Ltd., a construction products equipment manufacturer.

Daniel P. Beharry has served as a director since January 2009. Mr. Beharry was formerly a member of Sing Kung’s board of directors from 2008. He is a member and managing director of Chardan Capital, LLC, a position he has held since Chardan’s inception in 2003. Chardan Capital, LLC focuses on identifying and finding capital for successful and profitable private Chinese companies. Affiliates of Chardan Capital, LLC have organized four “specified purpose acquisition companies,” or SPACs, for the purpose of raising capital in the public markets so that these blank check companies could acquire companies with their principal operations in China. These Chardan-affiliated SPACs–Chardan China Acquisition Corp. (which acquired Origin Agritech Ltd. (Nasdaq: SEED), Chardan North China Acquisition Corp., which acquired HLS Systems International Ltd. (Nasdaq: HOLI), Chardan South China Acquisition Corp., which acquired A-Power Energy Generation Systems, Ltd. (Nasdaq: APower Energy Generation Systems, Ltd.) and Chardan 2008 China Acquisition Corp., which continues to seek a target for a business combination. , He is also secretary of Chardan China Management, LLC, the manager of Chardan China Investments, LLC, which has invested approximately $60 million in private Chinese companies in the past two years, including Sing Kung.

Steven Klein has served as a director since December 2009. Mr. Klein is a Partner with Apple Core Holdings, a privately held investment company.   Mr. Klein also holds the position of Chief executive officer for Apple Core Hotels, a chain of hotels in mid-town Manhattan controlled by Apple Core Holdings. Mr. Klein also serves on the boards of directors of other Apple Core Holdings investments and currently holds two such directorships with Jumpnode Systems, LLC and Meaningful Machines IP, LLC. He is the producer of the movie version of the Broadway play Passing Strange. Prior to joining Apple Core Holdings Mr. Klein was employed as an attorney practicing real estate law at Skadden, Arps, Meagher and Flom LLP. Mr. Klein holds a J.D. from Boston University and a Masters degree in tax law from New York University. Mr. Klein is a U.S. citizen.

David Miller has served as a director since December 2009. Mr. Miller is a Partner with Apple Core Holdings, a privately held investment company. Mr. Miller also holds the position of Corporate Counsel and Chief Financial Officer for Apple Core Hotels, a chain of hotels in mid-town Manhattan controlled by Apple Core Holdings. Mr. Miller also serves on the boards of directors of other Apple Core Holdings investments and currently holds two such directorships with Jumpnode Systems, LLC and Meaningful Machines IP, LLC. Prior to joining Apple Core, Mr. Miller was employed as an attorney practicing corporate and transactional law at Williams, Caliri, Miller and Otley LLP, a firm specializing in representing financial services clients. He received a B.S. in Economics from Wharton School of Business at the University of Pennsylvania and a J.D. from Duke University. Mr. Miller is a U.S. citizen.

Qiping Gao has served as director since September 2009. Mr. Gao is currently the Chairman (non-executive) of the board of directors of Sing Kung. Mr. Gao is recognized as a distinguished senior manager within the PRC and an expert on infrastructure development and financing. Mr. Gao retired in 2005 from the China Development Bank (“CDB”) as the Assistant Governor, where he worked from 1994 to 2005. Mr. Gao was a member of the senior leadership team with other six people. Prior to his appointment as Assistant Governor, he had served CDB as head of the following departments: Comprehensive Planning, Investment Banking, Administration, Finance and Accounting and the Management Information Center. The China Development Bank is one of three central government banks in China with primary responsibility for financing urban development initiatives of local governments. After retiring, Mr. Gao has continued to serve the China Development Bank as an advisor. During his career of more than 40 years, he applied his professional engineering training on major infrastructure development within China and participated in the preparation of three 5-year plans related to infrastructure development matters and provided input to national economic policy. He maintains a close relationship with senior policy makers in the central government. Other than consulting and advisory assignments for the China Development Bank, Mr. Gao has not assumed any other corporate board or government positions since retiring.

Mingtang Zhang has served as a director since January 2009. Mr. Zhang is a citizen of the People's Republic of China and resides in Beijing. He is also currently Vice Chairman of  National Energy Coal Investment Co., Ltd.;  Vice Chairman of National Energy Shenzhou Mining & Resources Investment (Beijing) Co., Ltd.; Vice Chairman of Guodian Huaqiu (Beijing) Electric Power  Equipment Co., Ltd. and Chairman of Puluotai International Bio-tech Co., Ltd.  Mr. Zhang holds a Bachelor degree from Mengcheng University in Anhui Province (PRC).  From 2002 - 2005 Mr. Zhang was employed as General Manager of Puluojin International Bio-medicine Co., Ltd.  Prior to that Mr. Zhang held management positions in various commercial, communications and technology companies.

Compensation of Directors and Senior Management

The following table presents all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2009.  The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. The amounts set forth below reflect amounts committed to by Sing Kung, and assumed by us following our acquisition of Sing Kung.

Name	Salary($)
William C. Morro	nil
Moulong Zhu	nil
Zhaosheng Wu	$11,713
Daniel P. Beharry	nil
Steve Klein	nil
David Miller	nil
Qiping Gao	14,641
Mingtang Zhang	nil
Yong Xu (CFO)	24,000

Total	$50,354

Mr. Xu resigned as our chief financial officer in January 2010. Mr. Xu’s replacement has not yet been named. Costs for pension and employee benefits for the years ended December 31, 2009, 2008 and 2007 were $2,018, $1,549 and $0, respectively.

The Company has no other obligation to make payments in respect of retirement benefits of its employees.

Board Practices

We are authorized to have up to 7 directors. Our board of directors consists of 7 directors. The board of directors retains all the powers in running our company that are not specifically granted to the shareholders. The board may make decisions to borrow money for our company, and may set aside reserves out of our profits, for whatever purposes it thinks fit.

The board may pass a resolution when a quorum is present, and each resolution must be passed by a vote of at least a majority of the directors present when the resolution is put to vote and voting thereon. According to our Articles of Association, unless otherwise unanimously decided by our board of directors including no less than one-half of the then appointed Class A Preferred Directors, a quorum of directors is at least one-third of the total number of directors with a minimum of two (2) including no less than one-half of the then appointed Class A Preferred Directors. Our board of directors may elect one director to serve as the chairman of the board to preside at the meetings of the board of directors, and may also remove such director as chairman. Minutes of the meetings are recorded and kept at our offices.

We do not provide benefits to directors upon termination of employment.

Independent Directors

Mr. Qiping Gao, Mr. Daniel P. Beharry, Mr. Steven Klein, Mr. David Miller and Mr. Mingtang Zhang currently serve as our independent directors.

Audit Committee

Mr. Daniel P. Beharry, Mr. Steve Klein, and Mr. David Miller serve as members of our Audit Committee.

The primary purpose of the Audit Committee is to oversee the accounting and financial reporting processes of the Company and the audits of the Company’s financial statements.   The Audit Committee shall also review the qualifications, independence and performance, and approve the terms of engagement of the Company’s independent auditor and prepare any reports required of the Audit Committee under rules of the Securities and Exchange Commission (“SEC”).

The Audit Committee shall comprise three or more directors selected by the board of directors, each of whom shall satisfy the independence and experience requirements of the Nasdaq Stock Market, provided that one director who does not meet the independence criteria of Nasdaq, but is not a current employee or officer, or an immediate family member of an employee or officer, may be appointed to the Committee, subject to the approval of the board pursuant to, and subject to the limitations under, the “exceptional and limited circumstances” exceptions as provided under the rules of Nasdaq.

Each member of the Audit Committee must be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement. In addition, at least one member shall have past employment experience in finance or accounting, professional certification in accounting, or other comparable experience or background resulting in the individual being financially sophisticated, which may include being or having been a chief executive, chief financial or other senior officer with financial oversight responsibilities.

The duties of the Audit Committee include:

•
Periodically reviewing and discussing with the independent auditor (i) the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, and (ii) any formal written statements received from the independent auditor consistent with and in satisfaction of Independence Standards Board Standard No. 1, as amended, including without limitation, descriptions of all relationships between the independent auditor and the Company, any disclosed relationships or services that may impact the independent auditor’s objectivity and independence and whether any of the Company’s senior finance personnel were recently employed by the independent auditor.

•
Review and discuss with management and the independent auditor the Company’s financial reporting and any certification, report, opinion or review rendered by the independent auditor, and recommend to the Board whether the audited financial statements should be included in the Company’s reports.

•
Review with management its assessment of the effectiveness and adequacy of the Company’s internal control structure and procedures for financial, review with the independent auditor the attestation to and report on the assessment made by management, and consider with management and the independent auditor whether any changes to the internal controls are appropriate in light of management’s assessment or the independent auditor’s attestation.

•
To the extent that it deems appropriate, review with management its evaluation of the Company’s procedures and controls designed to assure that information required to be disclosed in its periodic public reports is recorded, processed, summarized and reported in such reports within the time periods specified by the SEC for the filing of such reports (“Disclosure Controls”), and consider whether any changes are appropriate in light of management’s evaluation of the effectiveness of such Disclosure Controls.

•
Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. Adopt, as necessary, appropriate remedial measures or actions with respect to such complaints or concerns.

•
As requested by the board of directors, review and investigate conduct alleged by the board to be in violation of the Company’s Code of Conduct, and adopt as necessary or appropriate, remedial, disciplinary, or other measures with respect to such conduct.

Audit Committee Financial Expert

Mr. Daniel P. Beharry serves as our designated audit committee financial expert.

Independent Auditors’ Fees

	For the Year Ended December 31
	2009	2008
Audit Fees	$32,000	$62,000
Audit – Related Fee	$41,500	$66,000

Tax Fees

During 2009, the Company did not make any payments to its auditing firm for tax services.

Remuneration of Directors

The purpose of the compensation committee of the board of directors of the Company is to discharge the board’s responsibilities relating to compensation of the Company’s directors and executive officers. The members of the Compensation Committee are Mr. Daniel P. Beharry, Mr. Gao Qiping, and Mr. Zhang Mingtang. Directors’ remuneration requires the approval of the audit committee followed by approval of the board of directors.

The committee shall be comprised of three or more directors each of whom (i) meets the independence requirements of The Nasdaq Stock Market (“Nasdaq”), provided that the Board may elect to take advantage of any exception from such requirements provided in the Nasdaq rules, (ii) meets the requirements for a “Non-Employee Director” contained in Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and (iii) meets the requirements for an “outside director” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended. Determinations as to whether a particular director satisfies the requirements for membership of the Committee shall be made by the Board.

The duties of the compensation committee include:

•	Evaluate and recommend to the full Board appropriate compensation for the Company’s directors, including compensation and expense reimbursement policies for attendance at Board and committee meetings.

•	Review and monitor the Company’s employee and management compensation and review and approve the compensation of the Company’s executive officers.

•	Review, approve and make recommendations to the Board regarding the Company’s compensation plans, including with respect to incentive-compensation plans, policies and programs.

•	Review trends in management compensation, and, when necessary or desirable, oversee the development of new compensation plans and approve the revision of existing plans.

The company’s directors do not currently receive any cash compensation for their services on the board. Any amounts paid to date were committed by Sing Kung prior to the acquisition.

Code of Conduct

The Company has adopted a formal code of ethics statement.

Employees

At year-end 2009, we had a total of 15 full-time employees working in three primary categories: administration and management (6), urban planning (7), and urban infrastructure construction management (2). All but one, located in Changchun and serving that project and Jiaohe, were based in Shanghai. This employee total was reduced from approximately 29 at mid-year divided among the categories as follows: administration and management (12), urban planning (11), and urban infrastructure construction management (6). Of these, all but 5 were located in Shanghai with the remained assigned to our project locations as needed.   As of the filing date hereof, the employee count has been reduced to two to limit costs following the suspension of the infrastructure development business in January 2010.   One of these employees is located in our project office in Changchun and the other is based in Shanghai at our principal office location.

We and our employees are not parties to any collective bargaining agreements.

Share Ownership

The following table sets forth information, as of August 15, 2010, based on information obtained from the persons named below, with respect to the beneficial ownership of shares of the voting stock of the Company by (i) each director and executive officer and (ii) all directors and executive officers as a group. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name and address of Beneficial Holder	Amount and nature of Beneficial Ownership		Percent of Beneficial Interest
Huang/Shi Group (2)	9,201,426	(1)	32.9%
Ms. Cho Kwan (3)	5,824,967	(1)	20.8%
Platinum Partners Value Arbitrage Fund, L.P. (4)	1,428,618	(5)	5.1%
William C. Morro (Director and CEO) (5)	765,824	(7)	2.7%
Steven Klein (Director) (6)	350,118	(9)	1.3%
David Miller* (Director) (8)	-		-
Qiping Gao* (Director) (10)	-		-
Zhaosheng Wu* (Director) (10)	-		-
Mingtang Zhang* (Director) (10)	-		-
Daniel P. Beharry* (Director) (10)	-		-
All officers and directors as a group			4.0%

Notes:	* Person beneficially owns less than one percent of the class
1)	Common shares
2)
Five nominee companies are believed by the Company to be under common control of Ms. Yongjan Huang and her spouse, Jianjun Shi, the former CEO of Sing Kung; mailing address is Room 2801, Shui On Centre No. 6-8 Harbour Road, Wanchai, Hong Kong

3)
Although Cho Kwan is an individual person and citizen of Canada, shares are believed to be under the common control of Ms. Yongjan Huang and her spouse, Jianjun Shi, the former CEO of Sing Kung; 2nd Fl, Abbott Building, Road Town, VG1110, Tortola, British Virgin Islands

4)	Mailing address is 152 West 57th Street, 4th Floor, New York, NY 10019
5)	Platinum Partners owns 66,667 common shares and 1,400,472 Class A Preferred shares
6)	c/o WHI Inc., 410 South Michigan Ave., Suite 620, Chicago, IL 60605
7)
Mr. Morro is deemed the beneficial owner of 132,360 common shares and 633,464 Class A Preferred Shares, which includes 33,924 common shares and 162,365 Class A Preferred shares owned by InterAmerican Capital Partners II, which is 60% owned and under the voting control of Mr. Morro.

8)	Mailing address is 1450 Broadway, 40th Floor, New York, NY 10018
9)	Mr. Klein is the trustee for and has voting control over 350,118 Class A Preferred Shares owned by the Irene Horn Trust.
10)	c/o CNC Development Ltd. 970 Dalian Rd., Suite 909, Shanghai 900092, P.R.C.

Stock Option Plan

Sing Kung 2008 Equity Plan

 On August 11, 2008, shareholders approved and adopted the Sing Kung 2008 Equity Plan. The Sing Kung 2008 Equity Plan, sometimes referred to as the “2008 Stock Plan” reserves 5,500,000 shares of the Company common stock for issuance in accordance with the plan’s terms. Sing Kung’s stockholders approved the adoption of the 2008 Stock Plan on August 11, 2008 and approved certain amendments to the plan on September 25, 2008. The Company has not granted any options under the 2008 Stock Plan as of the date of this 20-F. The IntraAmerican Acquisition Group Inc. (“IAG”) board of directors and shareholders also approved the 2008 Stock Plan. Under the plan of merger between IAG and the Company, the 2008 Stock Plan will survive the redomestication merger and be administered by the Company’s compensation committee.

The Company compensation committee will fix the term of each stock option. However, an incentive stock option may be granted only within the ten-year period commencing from the effective date of the plan and may only be exercised within ten years from the date of grant, or five years from the date of grant in the case of a participant who at the time the stock option is granted owns more than 10% of the total combined voting power of all of our classes of voting securities.

The purpose of the stock option plan is to enable the Company to offer its employees, officers, directors and consultants whose past, present and/or potential contributions to the Company have been, are or will be important to the success of the Company, an opportunity to acquire a proprietary interest in the Company. The various types of incentive awards that may be provided under the stock option plan will enable the Company to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.

There are approximately 7 persons who will be eligible to be granted awards, including directors, officers, employees and consultants of the Company and its subsidiaries. No allocations of shares that may be subject to awards have been made in respect of the executive officers or any other group. All awards will be subject to the recommendations of management and the compensation committee and approval by the board of directors or the stock option committee.

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price

5,500,000	5,500,000	$	N/A

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B.  Related Party Transactions

Convertible loan to the Company

On March 24, 2010, CNC announced that it entered into loan agreements with certain of its Preferred Shareholders or their designees (“Lenders”) pursuant to which the Lenders agreed to advance a total of US$600,000 to the Company for a term equal to the earliest to occur of (i) the first anniversary of the initial funding of the loan; (ii) the collection of US$4,000,000 or more of BT Project Receivables (net of costs and related payments) by its subsidiaries; (iii) an event of default; or (iv) the consummation of an acquisition of a business enterprise having a value greater than US$10 million or a merger transaction.  The loan amount is convertible by each Lender at any time at such Lender’s option into Class B Preferred shares having an initial liquidation preference value equal to three times the loan principal amount.  At CNC’s election, conversion of the loan by each lender into Class B Preferred shares is mandatory in the event that the Company’s subsidiaries collect US$10 million of BT Project receivables (net of costs and related payments). If any Class B Preferred shares are issued as a result of a conversion by any Lender, the issuance of Class B Preferred shares would trigger a reset of the conversion ratio of the Class A Preferred shares.  Such a reset would be dilutive to the Company’s common shareholders.

7.C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F.

ITEM 9.	THE OFFER AND LISTING

9.A.  Offer and Listing Details
Our common shares, units and warrants began trading on the OTC Bulletin Board following the IPO of InterAmerican Acquisition Group Inc. on September 10, 2007 under the symbols “IAQG”, “IAQGU” and “IAGGW” respectively.  Our shares continued to trade under “IAQG” symbols following the redomestication merger with CNC until new symbols could be approved.  On October 29, 2009, the securities of CNC, including the Class A Preferred shares began trading under the symbols “CDLKF”, “CDLVF”, “CDLUF”, “CDLWF” representing our Class A Preferred shares, common shares, units and warrants respectively.  The table following table presents the OTC Bulletin Board closing prices for the periods shown and do not reflect inter-dealer prices, are without retail markup, markdowns or commissions, and may not represent actual transactions.

	Class A Preferred Shares		Common Shares		Units		Warrants
	High	Low	High	Low	High	Low	High	Low

Annual High and Low
2007	n.a.	n.a.	$7.28	$7.17	$8.60	$8.00	$1.35	$1.00
2008	n.a.	n.a.	$7.85	$6.80	$9.85	$7.00	$2.28	$0.13
2009	$2.55	$1.50	$1.86	$1.86	$8.25	$4.75	$0.20	$0.05
2010	$1.50	$0.25	$1.86	$0.20	$5.00	$1.01	$0.20	$0.04
Quarterly High and Low
2008
1st Quarter	n.a.	n.a.	$7.55	$7.24	$9.80	$8.28	$2.28	$1.11
2nd Quarter	n.a.	n.a.	$7.85	$7.33	$9.26	$8.70	$2.05	$1.40
3rd Quarter	n.a.	n.a.	$7.80	$7.35	$9.85	$8.50	$2.25	$1.15
4th Quarter	n.a.	n.a.	$7.35	$6.80	$8.10	$7.00	$1.10	$0.13
2009
1st Quarter	n.a.	n.a.	$7.65	$7.25	$7.80	$6.80	$0.34	$0.18
2nd Quarter	n.a.	n.a.	$7.56	$7.45	$8.00	$7.26	$0.30	$0.10
3rd Quarter	n.a.	n.a.	$2.45	$14.59	$8.40	$4.75	$0.25	$0.10
4th Quarter	$2.55	$1.50	$1.86	$1.86	$5.00	$1.01	$0.20	$0.05
2010
1st Quarter	$1.50	$1.00	$1.86	$0.70	$5.00	$4.00	$0.17	$0.05
2nd Quarter	$1.00	$0.71	$0.75	$0.60	$5.00	$5.00	$0.20	$0.05
3rd Quarter (through August 12)	0.71	0.25	0.60	0.20	No trade	No trade	$0.05	$0.04

Monthly High and Low
2010
January	$1.50	$1.00	$1.86	$1.00	$5.00	$4.00	$0.17	$0.05
February	$1.00	$1.00	$1.00	$0.70	$5.00	$5.00	$0.14	$0.07
March	$1.00	$1.00	$0.75	$0.70	$5.00	$5.00	$0.07	$0.07
April	$1.00	$0.71	$0.75	$0.60	$5.00	$5.00	$0.20	$0.07
May	$0.71	$0.71	$0.60	$0.60	$5.00	$5.00	$0.07	$0.05
June	$0.71	$0.71	$0.60	$0.60	$5.00	$5.00	$0.05	$0.05
July	$0.71	$0.25	$0.60	$0.20	$5.00	$5.00	$0.05	$0.05
August (through August 12)	$0.25	$0.25	$0.60	$0.60	$5.00	$5.00	$0.05	$0.04

Dividends.   Other than the closing dividend paid to eligible shareholders of IAG in conjunction with the redomestication merger and  Sing Kung acquisition, we have not paid any dividends on our common shares and we do not anticipate doing so in the foreseeable future.  Any dividends will be paid solely as determined by our Board of Directors.

9.B.  Plan of Distribution

Not Applicable.

9.C.  Markets

Our securities are traded on the OTC Bulletin Board under the following symbols for each registered class of security:

Security	Symbol
Class A Preferred shares:	CDLKF
Common shares:	CDLVF
Units:	CDLUF
Warrants:	CDLWF

9.D.  Selling Shareholders

Not Applicable.

9.E.  Dilution

Not Applicable.

9.F.  Expenses of the Issuer

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

ITEM 10A.	SHARE CAPITAL

Authorized/Issued Capital

Since March 22, 2010, on which date we amended our memorandum and articles of association, we are authorized to issue 210,000,000 shares of US$0.0001 par value each divided into three classes of shares as follows: (1) 175,000,000 Common Shares; and (2) 25,000,000 Class A Preferred Shares. At formation we authorized 1,000 Common Shares. On July 24, 2009 we authorized 100,000,000 Common Shares and 25,000,000 Class A Preferred Shares both at par value $0.0001.

Shares Not Representing Capital

Not Applicable.

Shares Held By Company

Not Applicable.

Resolutions/Authorizations/Approvals

On March 24, 2010, CNC announced that it entered into loan agreements with certain of its Preferred Shareholders or their designees (“Lenders”) pursuant to which the Lenders agreed to advance a total of US$600,000 to the Company. The loan amount is convertible by each Lender at any time at such Lender’s option into Class B Preferred shares having an initial liquidation preference value equal to three times the loan principal amount.  At CNC’s election, conversion of the loan by each lender into Class B Preferred shares is mandatory in the event that the Company’s subsidiaries collect US$10 million of BT Project receivables (net of costs and related payments). If any Class B Preferred shares are issued as a result of a conversion by any Lender, the issuance of Class B Preferred shares would trigger a reset of the conversion ratio of the Class A Preferred shares.  Such a reset would be dilutive to the Company’s common shareholders

The Company has outstanding 5,750,000 warrants resulting from IAG’s IPO, each of which entitles the holder to purchase from the Company 0.1850734 share of its common stock and 0.8857955 share of CNC Preferred Stock at an exercise price of $5.00.  The outstanding warrants expire September 4, 2011. No warrants have been exercised as of the date hereof.

ITEM 10B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Charter

Our charter documents consist of our amended and restated memorandum of association and our amended and restated articles of association, or the memorandum and articles of association. We may amend our memorandum and articles of association generally by a resolution of directors or members.

The following description of certain provisions of our memorandum and articles of association does not purpose to be complete and is qualified in its entirety by our memorandum and articles of association included as Exhibit 1.1 to this report.

Corporate Powers

Pursuant to our memorandum of association, the objects for which we were established are unrestricted and we have full power and authority to carry out any objects not prohibited by the BVI Business Companies Act, 2004,  as the same may be revised from time to time, or any other law of the BVI, except that we have no power to carry on banking or trust business, business as an insurance or reinsurance company, insurance agent or insurance broker, the business of company management, the business of providing the registered office or the registered agent for companies incorporated in the BVI, or business as a mutual fund, mutual fund management or mutual fund administrator, unless we obtain certain licenses under the laws of the BVI. Our objects and purposes may be found in the Section 5 of the memorandum and articles.

Board Composition

Pursuant to our memorandum and articles of association, the business of our company is managed by our board of directors. Commencing with the first annual meeting of the shareholders, directors are elected for a term of office to expire at the end of one year. Each director holds office until the expiration of his or her term of office and until his or her successor has been elected and qualified, or until the earlier of his or her disqualification under Section 111 of the Act, death, resignation or removal by resolution of directors members or, in the case of the Class A Preferred Directors, by resolution by the Class A Preferred shareholders.

Class A Preferred shareholders may elect up to four directors. The balance of other directors will be elected by resolution of the members. Class A and Class B preferred shareholders will be entitled to vote on the remaining directors on an as-converted basis. The number of directors elected by Class A Preferred shareholders will be determined by the percentage of total equity market value Class A Preferred Stock represents of the total Company. The number of directors Class A Preferred shareholders are entitled to elect is as follows, if the percentage of total equity market value of Class A Preferred stock is:  ≥50% then 4 directors; 49%-35% then 3 directors; 34%-20% then 2 directors; 19%-10% then 1 director; and less than 10% then Class A Preferred shareholders will lose the right to appoint any directors. Once reduced, the number of directors that may be appointed by Class A Preferred shareholders shall not increase.

There is cumulative voting by shareholders of Class A Preferred Shares for the election of the number of directors allocated to Class A Preferred Share holders. We do not have any age-based retirement requirement and we do not require our directors to own any number of shares to qualify as a director.

Board Meetings

Board meetings may be held at the discretion of the directors at such times and in such manner as the directors may determine upon with at least three days notice for all directors. Decisions made by the directors at meetings shall be made by a majority of the directors. There must be at least one-third of the total number of directors with a minimum of two (2), including no less than one-half of the then appointed Class A Preferred Directors, at each meeting.

Directors Interested in a Transaction and Other Director Matters

A director must, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by us, disclose such interest to the board of directors. A director who is interested in a transaction entered into, or to be entered into, by the company, may vote on a matter related to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of the company, or do any other thin in his capacity as a director, that relates to the transaction. A director is not required to disclose his interest in a transaction or a proposed transaction to our board of directors if the transaction or proposed transaction is between the director and us and the transaction or proposed transaction is or is to be entered into the ordinary course of our business and on usual terms and conditions.

The directors may exercise all powers of our company to borrow money, mortgage or charge our undertakings and property, issue debentures, debenture shares and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Compensation of directors may be fixed by resolution of directors or members in respect of services rendered or to be rendered in any capacity to us.

A director may attend and speak at any meeting of the shareholders and at any separate meeting of the holders of any class of our shares.

Rights of Shares

We are currently authorized to issue 210,000,000 shares of US$0.0001 par value each divided into three classes of shares as follows: (1) 175,000,000 Common Shares; (2) 25,000,000 Class A Preferred Shares; and 10,000,000 Class B Preferred Shares.

Common Shares

Each Common Share confers on the holder:

(i) right to an equal share in any dividend paid by the Company in accordance with the Act, subject to the preferred dividend rights attached to the Class A Preferred Shares. However, as long as there are 2,000,000 or more Class A Preferred Shares in issuance, no dividends shall be distributed among the holders of the Common Shares, unless a majority of the Class A Preferred Directors consent to such payment;

(ii) the right to one vote on any Resolution of Members except that the holders of the Common Shares shall not be entitled to vote with respect to the election of any Class A Preferred Directors; and

(iii) the right to an equal share in the distribution of the surplus assets of the Company, subject to the liquidation preference of the Class A Preferred Shares.

Class A Preferred Shares

Each Class A Preferred Share confers on the holder:

(i) the right to receive an equal share in a cumulative dividend prior to payment by the Company of any dividends to holders of the Common Shares, calculated at an annual rate of 7% of the Liquidation Preference Value, with the adjustments in the rate indexed to changes in the $US-RMB exchange rate in effect on the last U.S. business day of the quarter. Base exchange rate = RMB 6.8340/$1.00. Such dividends will accrue quarterly and if payment is declared by the board of directors, shall be paid in cash within 10 business days following the end of each calendar quarter;

 (ii) the right to one vote on any resolution of members as if the Class A Preferred Shares had been converted into Common Shares; and

(iii) the right to a preference over the holders of the Common Shares in the distribution of the surplus assets of the Company in the event of a Liquidation Event (as defined therein) in an amount specified therein;

(iv) subject to applicable law, the holders of the Class A Preferred Shares may elect at their sole option to request the redemption of some or all of their Class A Preferred Shares:

(A) in the event that the Company undergoes a Fundamental Change (as defined therein) at the higher of the Liquidation Preference Value (as defined therein) or value as converted; and

(B) at any time after the fourth anniversary of the consummation of the IAG Transaction (as defined therein) at the Liquidation Preference Value, if certain conditions specified therein are met.

(v) the Class A Preferred Shares may be redeemed in whole or in part by the Company at its sole option, under certain circumstances specified therein.

Class B Preferred Shares

Each Class B Preferred Share confers on the holder:

(i) the right to receive an equal share in a cumulative dividend prior to payment by the Company of any dividends to holders of the Common Shares, calculated at an annual rate of 7% of the Liquidation Preference Value, with the adjustments in the rate indexed to changes in the $US-RMB exchange rate in effect on the last U.S. business day of the quarter. Base exchange rate = RMB 6.8340/$1.00. Such dividends will accrue quarterly and if payment is declared by the board of directors, shall be paid in cash within 10 business days following the end of each calendar quarter;

(ii) the right to one vote on any resolution of members as if the Class B Preferred Shares had been converted into Common Shares;

(iii) the right to a preference (ranking pari passu with the Preferred Distribution enjoyed by the holders of the Class A Preferred Shares) over the holders of the Common Shares in the distribution of the surplus assets of the Company in the event of a Liquidation Event in an amount specified therein.

(iv) subject to applicable law, the holders of the Class B Preferred Shares may elect at their sole option to request the redemption of some or all of their Class B Preferred Shares:

(A) in the event that the Company undergoes a Fundamental Change at the higher of the Liquidation Preference Value or value as converted; and

(B) at any time after the fourth anniversary of the consummation of the IAG Transaction at the Liquidation Preference Value, if certain conditions therein are met.

(v) and the Class B Preferred Shares may be redeemed in whole or in part by the Company at its sole option, under certain circumstances specified therein.

The rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied only with the consent in writing of the holders of not less than a majority of the issued shares of that class and the holders of not less than a majority of the issued shares of any other class of shares which may be affected by such variation. There are no limitations on the rights to own securities.

Shareholders Meetings

 Under our memorandum and articles of association, we are required to hold an annual meeting of shareholders each year at such date and time determined by our directors. Meetings of shareholders may be called pursuant to board resolution or the written request of shareholders holding more than 30% of the votes of our outstanding voting shares. Written notice of meetings of shareholders must be given to each shareholder entitled to vote at a meeting not fewer than 7 days prior to the date of the meeting, with certain limited exceptions. The written notice will state the place, time and business to be conducted at the meeting. The shareholders listed in our share register on the date the notice is given shall be entitled to vote at the meeting, unless the notice provides a different date for determining the shareholders who are entitled to vote.

A meeting of shareholders held without proper notice will be valid if shareholders holding 90% majority of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90% of the votes of each class or series of shares where shareholders are entitled to vote thereon as a class or series, have waived notice of the meeting and, for this purpose, presence of a shareholder at the meeting is deemed to constitute a waiver. The inadvertent failure of the directors to give notice of a meeting to a shareholder, or the fact that a shareholder has not received notice, will not invalidate a meeting.

Shareholders may vote in person or by proxy. No business may be transacted at any meeting unless a quorum of shareholders is present. A quorum consists of the presence in person or by proxy of holders entitled to exercise at least 50% of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

ITEM 10C.	MATERIAL CONTRACTS

On September 9, 2009, CNC completed the acquisition of 94.9% of the common stock of Sing Kung pursuant to an Amended and Restated Stock Purchase Agreement, dated as of May 15, 2008, as amended on November 28, 2008 and July 17, 2009 (the “Stock Purchase Agreement”).  Concurrent with that stock purchase, IAG was merged with and into CNC.

As a consequence of the merger with IAG, CNC succeeded to a number of definitive agreements entered into by IAG, including the agreements governing the warrants issued by IAG. Such warrants will now be exercisable for 0.1850734 common shares of CNC and 0.8857955 Class A Preferred shares of CNC, in lieu of one share of IAG common stock.  The form of amended and restated warrant agreement has been filed as an exhibit to CNC’s Form 8-A (File No. 000-53786) filed with the SEC on September 15, 2009.  Each of the other agreements has been previously filed by IAG as an exhibit to its periodic reports filed with the SEC.

ITEM 10D.	EXCHANGE RULES

British Virgin Islands

There are no exchange control regulations imposed on us or our shareholders under British Virgin Islands law.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

•	Foreign Currency Administration Rules of 1996, as amended; and

•	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

As we have disclosed in the risk factors above, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises, such as our PRC subsidiaries, Century City, may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce or SAFE.

ITEM 10E.	ADDITIONAL INFORMATION: TAXATION

Taxation

The following summary of the material British Virgin Islands, PRC and U.S. tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any holder and is not exhaustive of all possible tax considerations. This summary does not deal with all possible tax consequences relating to ownership of our ordinary shares, such as the tax consequences under state, local, non-U.S., non-PRC, and non-British Virgin Islands tax laws. You should consult your own tax advisors with respect to the consequences of the acquisition, ownership and disposition of our ordinary shares.

British Virgin Islands Taxation

All dividends, interests, rents, royalties, compensations and other amounts paid by us are exempt from all forms of taxation in the British Virgin Islands and any capital gains realized with respect to any of our shares, debt obligations, or other securities are not subject to any form of taxation in the British Virgin Islands. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable under BVI law by persons who are not persons resident in the British Virgin Islands with respect to any of our shares, debt obligation or other securities. There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to us or our shareholders. Currently, there is no income tax treaty, convention or reciprocal tax treaty regarding withholdings currently in effect between the United States and the British Virgin Islands.  We will only be liable to pay payroll tax with respect to employees employed and working in the British Virgin Islands.  We do not currently have, and do not intend to have in the near future, any employees in the British Virgin Islands.

People’s Republic of China Taxation

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our shares would not be subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and were not otherwise subject to PRC tax.

On March 16, 2007, the PRC National People’s Congress approved and promulgated a new PRC Enterprise Income Tax Law, which took effect as of January 1, 2008. Under the new tax law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” are located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the new tax law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises.  It remains unclear how the tax authorities will treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents as is in our case. We are currently not treated as a PRC resident enterprise by the relevant tax authorities. Since substantially all of our management is currently based in China and may remain in China in the future, we may be treated as a “resident enterprise” for the PRC tax purposes, in which case, we will be subject to PRC income tax as to our worldwide income at a uniform income tax rate of 25%. In addition, the new tax law provides that dividend income between qualified “resident enterprises” is exempt from income tax.

Moreover, the new tax law provides that an income tax rate of 10% is normally applicable to dividends payable for earnings derived since January 1, 2008 to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within China. We are a British Virgin Islands holding company and substantially all of our income is derived from dividends, if any, we receive from our operating subsidiaries located in China. Thus, dividends payable to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered as a “non-resident enterprise” under the new tax law.

Under the currently available guidance of the new tax law, dividends payable by us to our shareholders should not be deemed to be derived from sources within China and therefore should not be subject to withholding tax at 10%, or a lower rate if reduced by a tax treaty or agreement. However, what will constitute income derived from sources within China is currently unclear. In addition, gains on the disposition of our shares should not be subject to PRC withholding tax.  However, these conclusions are not entirely free from doubt. In addition, it is possible that these rules may change in the future, possibly with retroactive effect.

U.S. Federal Income Taxation

The following is a discussion of the material U.S. federal income tax considerations that may apply to a holder of our ordinary shares with respect to the acquisition, ownership and disposition of our ordinary shares. This discussion does not purport to address all of the tax consequences of owning our ordinary shares with respect to all categories of holders of our ordinary shares, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our ordinary shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, grantor trusts, persons who own, directly or indirectly under applicable constructive ownership rules, 10% or more (by voting power) of our ordinary shares, certain former citizens and long-term residents of the United States, dealers in securities or currencies and holders whose functional currency is not the U.S. dollar) may be subject to special rules. This discussion deals only with holders who purchase our ordinary shares and hold such ordinary shares as a capital asset (generally, for investment). Moreover, this discussion is based on laws, regulations and other authorities in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. You should consult your own tax advisors regarding the tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law with respect to the ownership of our ordinary shares.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual U.S. citizen or resident, (ii) a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States or any political subdivision thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (x) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A beneficial owner of our ordinary shares (other than a partnership) that is not a U.S. Holder is referred to below as a “Non-U.S. Holder.”

If a U.S. partnership, or an entity treated for U.S. federal income tax purposes as a partnership, such as a U.S. limited liability company, holds our ordinary shares, the tax treatment of a partner will depend on the status of the partner and upon the activities of the partnership. If you are a partner in such a partnership holding our ordinary shares, you should consult your tax advisor.

U.S. Federal Income Taxation of U.S. Holders

Tax Consequences If We Are A Passive Foreign Investment Company

We will be a passive foreign investment company (a “PFIC”) if either:

•
75% or more of our gross income in a taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties); or

•	at least 50% of our assets in a taxable year (averaged over the year and generally determined based upon value) produce or are held for the production of passive income.

If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income. If we are a PFIC, any non-U.S. entity that is classified as a corporation for U.S. federal income tax purposes in which we own (directly or indirectly) an interest may also be treated as a PFIC.

Due to our lack of operating activity in 2009, we believe that we and one or more of our subsidiaries were a PFIC for our 2009 taxable year. However, because PFIC status is based on the composition of our income and assets for the entire taxable year and because of uncertainties regarding our future business operations, it is not possible at this time to determine whether we or any of our subsidiaries will be a PFIC for our 2010 taxable year until after the close of the taxable year. Therefore, we and one or more of our subsidiaries may also be a PFIC for our 2010 taxable year or any future taxable year.

If, as we believe will be the case, we are classified as a PFIC for U.S. federal income tax purposes, U.S. Holders could be subject to increased tax liability upon the sale or other disposition of our shares (including gifts and pledges as security for a loan) or upon the receipt of distributions treated as ‘‘excess distributions.’’ In general, an excess distribution is the amount of distributions received during a taxable year that exceed 125% of the average amount of distributions received by a U.S. Holder in respect of our shares during the preceding three taxable years, or if shorter, during the U.S. Holder’s holding period prior to the taxable year of the distribution. Under these rules, the excess distribution and any gain on the disposition of the shares would be allocated ratably over the U.S. Holder’s holding period. The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that taxable year, and an interest charge for the deemed tax deferral benefit would be imposed on the resulting tax liability as if such tax liability had been due with respect to such taxable years. The tax liability with respect to the amounts allocated to taxable years prior to the year of disposition or distribution cannot be offset by net operating losses. In addition, holders of stock in a PFIC may not receive a ‘‘step-up’’ in basis on shares acquired from a decedent.

We will generally be treated as a PFIC with respect to any U.S. Holder if we are treated as a PFIC for any taxable year during the U.S. Holder’s holding period for our shares. However, if we cease to satisfy the requirements for PFIC classification in any taxable year, a U.S. Holder may avoid the consequences of our PFIC classification for subsequent taxable years by making an election to recognize gain based on the U.S. Holder’s unrealized appreciation in our shares through the close of the last taxable year in which we are a PFIC. The gain recognized would be subject to the excess distribution rules described above.

The PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund, or QEF, with respect to the U.S. Holder’s shares in the first taxable year the U.S. Holder owns our shares. A U.S. Holder may make a QEF election only if we furnish the U.S. Holder with certain tax information. Upon written request by a U.S. Holder, we intend to make available the PFIC annual statement currently required by the IRS, which provides information necessary for a U.S. Holder to comply with the reporting requirements applicable to the QEF election. If the U.S. Holder does not make the QEF election in the first taxable year the U.S. Holder owns our shares, the U.S. Holder may later make a “purging election.”  A purging election creates a deemed sale of the shares. The gain recognized as result of the deemed sale would be subject to the special tax and interest charge rules, treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder would have a new basis and holding period in the shares for purposes of the PFIC rules.

As noted above, if we are a PFIC, any non-U.S. entity that is classified as a corporation for U.S. federal income tax purposes in which we own (directly or indirectly) an interest may also be treated as a PFIC. We intend to cause any of our subsidiaries that are treated as PFICs to provide information that is necessary for a U.S. Holder that owns our shares to make a QEF election with respect to such entity. However, we may not be able to cause such entity to provide such information if we do not have a controlling interest in such entity, in which case a QEF election with respect to such entity generally will not be available. If a QEF election is not made with respect to such an entity, the general PFIC rules described above will apply to direct and indirect dispositions of (including a U.S. Holder’s disposition of our shares), and excess distributions by, such entity.

A U.S. Holder that has in effect a QEF election is required for each taxable year in which we are a PFIC to include in its income a pro rata share of our and our PFIC subsidiaries’ ordinary earnings as ordinary income and a pro rata share of our and our PFIC subsidiaries’ net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Any income inclusion will be required whether or not such U.S. Holder owns our shares for an entire taxable year or at the end of our taxable year; however, such income inclusion generally is required only with respect to the portion of the taxable year in which our shares are held by the U.S. Holder. The amount so includable will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. Holder’s basis in our shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder’s QEF election is in effect with respect to the entire holding period for our shares, any gain or loss realized by such holder on the disposition of our shares held as a capital asset generally should be capital gain or loss.

The QEF election is made on a shareholder-by-shareholder basis, applies to all shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS. A U.S. Holder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a U.S. federal income tax return filed on or before the due date, including extensions or, if no federal income tax return is required to be filed, by filing such form with the IRS. The election may also be attached to an amended return, so long as the amended return is filed before the due date, including extensions, of the federal income tax return.  Even if a QEF election is not made, a U.S. Holder in a PFIC must generally file a completed IRS Form 8621 every year.

As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is “marketable stock” may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market. As a result of such an election, in any taxable year that we are a PFIC, a U.S. Holder would generally be required to report gain or loss to the extent of the difference between the fair market value of our shares at the end of the taxable year and such U.S. Holder’s tax basis in our shares at that time. It is not entirely clear whether a mark-to-market election made with respect to us would be applicable to subsidiaries or other entities in which we acquire (directly or indirectly) an interest and that are PFICs. Our shares are not currently marketable stock for these purposes, thus the mark-to-market election is not currently available.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. As a result, U.S. Holders of our shares are strongly encouraged to consult their tax advisers about the PFIC rules in connection with their acquisition, ownership or disposition of our shares.

Tax Consequences If We Are Not A Passive Foreign Investment Company

Distributions

If we were not a PFIC, as describe above, distributions made by us with respect to our ordinary shares to a U.S. Holder would generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits would be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our ordinary shares, and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations would not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Amounts taxable as dividends are generally treated as foreign source “passive income” for U.S. foreign tax credit purposes.

Subject to the discussion of PFICs above, dividends paid on our ordinary shares that are received by U.S. Holders that are individuals, estates or trusts would be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% for taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of "qualified dividend income." For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met, and the stock of the non-U.S. corporation with respect to which dividends are paid is readily tradable on an established securities market in the U.S.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of  Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  For any taxable year for which we are considered to be a PFIC, as described above, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends.  In addition, a non-corporate U.S. Holder would be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elected to do so; in such case the dividend would be taxed at ordinary income rates.

Sale, Exchange or Other Disposition of Ordinary Shares

If we were not a PFIC, as described above, a U.S. Holder would recognize taxable gain or loss upon a sale, exchange or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized by the U.S. Holder from such disposition and the U.S. Holder’s tax basis in such stock. Such capital gain or loss would generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Such gain or loss would be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the disposition. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

U.S. Federal Income Taxation of Non-U.S. Holders

Non-U.S. Holders will not be subject to U.S. federal income tax or withholding tax on dividends received from us on our ordinary shares unless the income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (“effectively connected income”) (and, if an income tax treaty applies, the income is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or, in the case of an individual, the income is attributable to a fixed place of business).

Non-U.S. Holders will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our ordinary shares, unless either:

•
the gain is effectively connected income (and, if a treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or, in the case of an individual, the item is attributable to a fixed place of business); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

Effectively connected income will generally be subject to regular U.S. federal income tax in the same manner as discussed in the section above relating to the taxation of U.S. Holders if we are not a PFIC, unless exempt under an applicable income tax treaty. In addition, effectively connected income of a corporate Non-U.S. Holder may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders may be subject to tax in jurisdictions other than the United States on dividends received from us on our ordinary shares and on any gain realized upon the sale, exchange or other disposition of our ordinary shares. Non-U.S. Holders should consult with their own tax advisors regarding such other jurisdiction.

Backup Withholding and Information Reporting

U.S. Holders (other than exempt recipients such as corporations) generally are subject to information reporting requirements with respect to dividends paid in the United States on, or proceeds from the disposition of, our ordinary shares. In addition, a U.S. Holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. Holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS.

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares, provided that the Non-U.S. Holder provides its taxpayer identification number, certifies to its foreign status, or establishes another exemption to the information reporting or back-up withholding requirements.

ITEM 10F.	DIVIDENDS AND PAYING AGENTS

The Company has no current plans to pay dividends. The Company does not currently have a paying agent.

ITEM 10G.	STATEMENT BY EXPERTS

The consolidated financial statements of the Company as of December 31, 2009, and 2008 and for the fiscal periods ended December 31, 2009, and 2008, included herein, have been audited by UHY Vocation HK CPA Limited, independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

ITEM 10H.	DOCUMENTS ON DISPLAY

The Company’s documents can be viewed at the location of its United States agent for service of process, located at: WHI, Inc., 410 South Michigan Ave., Suite 620, Chicago, IL 60605. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C.  20549.

ITEM 10I.	SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11.	QUANTIATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Our PRC-based assets, and our ongoing infrastructure business, should we decide to restart it, is exposed to currency risk because the business is carried out in RMB and the Company maintains RMB denominated financial assets (cash and receivables).  Unfavorable changes in the exchange rate between RMB and United States dollars may result in a material effect on the cumulative translation adjustment recorded as a charge in shareholder’s equity. We do not use derivative instruments to reduce its exposure to foreign currency risk. In addition, the RMB is not a freely convertible currency. The Company’s subsidiaries are allowed to pay outstanding current account obligations in foreign currency but must present the proper documentation to a designated foreign exchange bank. There is no certainty that all funds collected in RMB can be repatriated.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Prior to consummation of the re-domestication merger of IAG and the Company and the acquisition of Sing Kung, IAG declared a dividend of $4.85 per common share payable to its shareholders who voted in favor of the acquisition with Sing Kung and who did not waive or otherwise forfeit their rights to receive the dividend.  The Company has determined that holders of 70,291 IAG shares were eligible for the dividend resulting in a total dividend declared of $340,911.  The obligation to pay the dividend was assumed by the Company in the re-domestication merger and became payable after the date thereof.  As of December 31, 2009, $80,040 of the dividends payable remained unpaid since an uncertainty exists about payee eligibility.  The Company expects to resolve outstanding dividend claims and to pay out the full amount of the remaining dividends payable before the end of 2010.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the December 31, 2009. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2009 were effective.

Disclosure controls and procedures are designed to insure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

The management of CNC Development, Ltd. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our Management conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  Based on management’s assessment and those criteria, management believes that the internal control over financial reporting as of December 31, 2009 was not effective in the following regard:

The Company did not establish and maintain adequate segregation of duties without appropriate alternative controls, particularly in the areas of its accounting system which enabled transaction deletion and changes after-the-fact, and the accountant was administrator of the accounting application.

Management’s internal control report was not subject to attestation by the Corporation’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report.

The company has formulated a plan to remediate the deficiencies noted, which include acquiring an upgrade to the accounting system that corrects the material weakness identified above.

C.	Attestation Report of the Registered Public Accounting Firm

Not required

D.	Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Mr. Daniel P. Beharry is the audit committee financial expert. Mr. Beharry is also one of our independent directors.

ITEM 16B.	CODE OF ETHICS

The Company’s board of directors has adopted a Code of Ethics that applies to the chief executive officer, chief financial officer and controller.

ITEM 16C.	PRINCIPAL ACCOUTANT FEES AND SERVICES

Audit Fees

	Year Ended December 31,
	2008	2009
Services Rendered	Fees	Fees

Audit (1)	$62,000	$32,000

Audit-Related Fees

	Year Ended December 31,
	2008	2009
Services Rendered	Fees	Fees

Audit-Related Fees	$66,000	$41,500

Tax Fees

During 2009 and 2008, the Company did not make any payments to its auditing firm for tax services.

All Other Fees

During 2009 and 2008, the Company did not make any payments to its auditing firm for any services outside of the ones disclosed above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In September 2009, our board of directors approved the engagement of UHY Vocation CPA HK Limited (“UHY”) as our independent registered public accounting firm for the year ending December 31, 2009.

McGladrey & Pullen, our former independent registered accounting firm, resigned because they did not have the overseas capability to audit PRC companies.

The report of McGladrey & Pullen on the financial statements of the Company as of December 31, 2008 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of our financial statements for the period ended December 31, 2008, there were no disagreements with McGladrey & Pullen on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of McGladrey & Pullen, would have caused McGladrey & Pullen to make reference to the matter of such disagreements in their reports.

We engaged UHY as our new independent registered public accounting firm as of September 2009. During our two most recent fiscal years neither our company nor anyone on its behalf has consulted with UHY regarding either: (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided by UHY that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement, as that term is defined by SEC regulations, or a reportable event, as that term is defined by SEC regulations.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable

Part III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages [F-1 through F-33].

ITEM 19.	EXHIBITS

Exhibit Number	Exhibit Table

2.1	Amended and Restated Stock Purchase Agreement, as amended (included as Annex A in the Proxy Statement/Prospectus contained in Registration Statement 333-152977 and incorporated by reference herein)

2.2	Form of Plan of Merger between IAG and Registrant (incorporated by reference from exhibit 2.2 to Registration Statement No. 333-152977)

3.1	Amended and Restated Memorandum and Articles of Association of Registrant (Incorporated by reference to the Company’s Form 6-K, filed with the SEC on March 24, 2010.)

4.1
Form of Amended and Restated Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (Incorporated by reference to the Company’s Form 8-A, filed with the SEC on September 15, 2009.)

4.2	Specimen Warrant Certificate (Incorporated by reference to the Company’s Form 8-A, filed with the SEC on September 15, 2009.)

10.1	Sing Kung 2008 Equity Plan (included as Annex D of the Proxy Statement/Prospectus included in Registration Statement No. 333-152977 and incorporated by reference herein)

10.2	Registration Rights Agreement (filed as an exhibit to Registration Statement 333-12558 and incorporated by reference herein)

10.3
Convertible Note Subscription Agreement, dated March 24, 2010, by and among Sing Kung Ltd., Century City Infrastructure Ltd., Shanghai New Century City Infrastructure Co. Ltd., and Luo Huijun (Incorporated by reference to the Company’s Form 6-K, filed with the SEC on March 24, 2010.)

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14	Code of Ethics (included as Annex F to the Proxy Statement/Prospectus contained in Registration Statement 333-152977 and incorporated by reference herein)

21	Subsidiaries (Incorporated by reference to the Company’s Form 8-K, filed with the SEC on September 15, 2009.)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNC DEVELOPMENT LTD

By:	/s/ William C. Morro

Name:	William C. Morro

Title:	Chief Executive Officer

Date:	August 19, 2010

CNC DEVELOPMENT LTD.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 AND
FOR THE PERIOD FROM JANUARY 18, 2007 (INCEPTION)
TO DECEMBER  31, 2007

CNC DEVELOPMENT LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009
AND
FOR THE PERIOD FROM JANUARY 18, 2007 (INCEPTION)
  TO DECEMBER 31, 2007 (Restated)

Report of Independent Registered Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CNC DEVELOPMENT LTD. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of CNC Development Ltd. (the “Company”) and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated  statements of operations and other comprehensive income/(loss), changes in shareholders' equity and cash flows for the years ended December 31, 2009 and 2008 and for the period from January 18, 2007 (inception) to December 31, 2007. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNC Development Ltd. and its subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008 and for the period from January 18, 2007 (inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has only $1,551,560 of working capital as of December 31, 2009 and is dependent on obtaining additional financing to execute its business plan. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2 to the consolidated financial statements. These consolidated financial statements do not i elude any adjustments that might result from the outcome of this uncertainty

/s/ UHY VOCATION HK CPA Limited

UHY VOCATION HK CPA Limited
Certified Public Accountants
Hong Kong, the People’s Republic of China

August 17, 2010

CNC DEVELOPMENT LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. Dollars)

	December 31,
	2009	2008 (a)
ASSETS
Current assets
Cash	$381,361	$7,160,720
Prepaid expenses and other assets	114,295	701,156
Net investment in BT projects	10,926,363	-
Tax refund receivable	189,026	-
Total current assets	11,611,045	7,861,876

Non-current assets
Construction in progress	497,587	20,526,812
Net investment in BT projects	13,275,347	23,332,313
Property and equipment, net	47,379	53,954
Prepaid expenses and other assets, net of current portion	-	904,352
Goodwill	-	808,443
Total non-current assets	13,820,313	45,625,874

Total assets	$25,431,358	$53,487,750

LIABILITIES AND SHAREHOLDERS' (DEFICIENCY)/EQUITY
Current liabilities
Accounts payable and accrued expenses	$1,187,596	$552,373
BT project payables	5,985,026	20,790,155
Dividend payable	80,040	-
Other payable	2,766,676	2,770,453
Income and business taxes payable	40,147	40,304
Total current liabilities	10,059,485	24,153,285

Non-current liabilities
BT project payables	-	10,344,767
Income and business taxes payable	278,238	375,427
Preferred stock subject to redemption	20,231,737	14,575,000
Accumulated dividends - preferred stock	235,129	-

Total non-current liabilities	20,745,104	25,295,194

Total liabilities	30,804,589	49,448,479

Shareholders' (deficiency)/equity
Common stock (par value of $0.0001 per share)
Authorized — 175,000,000 shares 21,206,254 shares and 20,914,480 shares issued and outstanding at December 31, 2009 and 2008 respectively	2,121	2,092
Additional paid-in capital	499	499
Accumulated (deficit)/retained earnings, net of dividends	(5,939,033)	3,758,087
Accumulated other comprehensive income	563,182	278,593
Total shareholders' (deficiency)/equity	(5,373,231)	4,039,271
Total liabilities and shareholders’ (deficiency/)equity	$25,431,358	$53,487,750

(a)  Represents the consolidated balance sheet of Sing Kung Ltd., the Accounting Acquirer.

See notes to consolidated financial statements.

CNC DEVELOPMENT LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE
INCOME/(LOSS)
(Amounts in U.S. Dollars except weighted average shares)

	For the Year-ended December 31, 2009	For the Year-ended December 31, 2008 (a)	For the Period from January 18, 2007 (inception) to December 31, 2007 (a)
Contract revenue	$-	$4,892,204	$-
Cost of revenue	-	(304,386)	-
Gross Profit	-	4,587,818	-
Expenses
General and administrative expenses	(1,981,919)	(919,923)	(9,961)
Goodwill and other impairment charges	(3,155,230)	-	-
Total expenses	(5,137,149)	(919,923)	(9,961)
Operating (Loss)/Income	(5,137,149)	3,667,895	(9,961)

Interest income	969,690	286,463	-
Finance and other costs	(109,965)	(69,524)	-

(Loss)/Income before provision for income taxes	(4,277,424)	3,884,834	(9,961)

Provision for income taxes	(7,750)	(114,695)	-

Net (Loss)/Income	(4,285,174)	3,770,139	(9,961)

Other Comprehensive Income:
Effects of foreign currency translation adjustment	284,589	278,593	-

Comprehensive (Loss)/Income	$(4,000,585)	$4,048,732	$(9,961)

(Loss)/Earnings per share:
Basic	$(0.20)	$0.18	nil
Diluted	$(0.20)	$0.16	nil

Weighted Average common shares outstanding:
Basic	21,009,038	20,919,480	20,919,480
Diluted	25,009,038	23,834,480	20,919,480

a)	Represents the consolidated statements of operations and comprehensive income/loss of of Sing Kung Ltd., the Accounting Acquirer.

See notes to consolidated financial statements

CNC DEVELOPMENT LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIENCY)/EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 AND FOR THE PERIOD FROM
JANUARY 18, 2007 (INCEPTION) TO DECEMBER 31, 2007
(Amounts in U.S. Dollars except number of shares)

	Common Stock $0.0001 par value		Additional	Accumulated (Deficit)/	Accumulated other	Shareholders’
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Comprehensive Income	(Deficiency)/ Equity

Balance at January 18, 2007 (inception)	20,919,480	$2,092	$-	$(2,091)	$-	$1

Net loss		-	-	(9,961)	-	(9,961)
Balance, December 31, 2007	20,919,480	$2,092	$-	$(12,052)	$-	$(9,960)

Share redesignation		-	499	-	-	499

Comprehensive income:
Net income		-	-	3,770,139	-	3,770,139
Foreign currency translation gain		-	-	-	278,593	278,593

Balance, December 31, 2008	20,919,480	$2,092	$499	$3,758,087	$278,593	$4,039,271

Shares issued to former shareholders of CNC Development Ltd. as part of recapitalization	286,774	29	-	(3,296,271)	-	(3,296,242)

Effect of exchange of Sing Kung Preferred Shares for CNC Class A Preferred Shares		-	-	(1,539,635)	-	(1,539,635)

Comprehensive income:
Net loss		-	-	(4,285,174)	-	(4,285,174)
Foreign currency translation gain		-	-	-	284,589	284,589
Common dividends declared		-	-	(340,911)	-	(340,911)
Preferred dividends accrued		-	-	(235,129)	-	(235,129)

Balance, December 31, 2009	21,206,254	$2,121	$499	$(5,939,033)	$563,182	$(5,373,231)

See notes to consolidated financial statements.

CNC DEVELOPMENT LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in U.S. Dollars)

	For the Year-ended December 31, 2009	For the Year-ended December 31, 2008 (a)	For the Period from January 18, 2007 (Inception) to December 31, 2007 (a)
Cash flows from operating activities:
Net (loss)/ income	$(4,285,174)	$3,770,139	$(9,961)
Adjustments to reconcile (loss)/income to net cash (used in)/provided by operating activities:
Depreciation and amortization	8,288	73,238	-

Changes in operating assets and liabilities:
Prepaid expenses and receivables including taxes	2,299,656	(1,348,926)	(1,119)
Net investment in BT projects (current and long term)	(869,397)	(15,437,420)	-
Construction in-progress	20,029,225	(20,526,812)	-
Accrued liabilities and other payables	711,485	(113,731)	15,309
BT project payables (current and long-term)	(25,149,896)	29,535,873	-
Taxes payable (current and long-term)	(286,370)	384,308	-

Net cash (used in)/provided by operating activities	(7,542,183)	(3,663,331)	4,229

Cash flows from investing activities:
Payment for purchase of SNC, net of cash acquired	-	(3,830,029)	-
Purchases of fixed assets	(1,746)	(4,241)	-

Net cash used in investing activities	(1,746)	(3,834,270)	-

Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock		14,575,000	-
Issuance cost	-	(200,000)	-
Net proceeds from recapitalization	479,948
Proceeds from share redesignation	-	499	1

Net cash provided by financing activities	479,948	14,375,499	1

Effect of foreign exchange rate changes	284,622	278,592	-

Net (decrease)/increase in cash	(6,779,359)	7,156,490	4,230
Cash at beginning of period	7,160,720	4,230	-
Cash at end of period	$381,361	$7,160,720	$4,230

Supplemental disclosure of cash flow and non-cash information:
Income tax paid	$-	$-	$-
Interest paid	$-	$1,191	$-

a)	Represents the consolidated statement of cash flows of Sing Kung Ltd., the Accounting Acquirer.

See notes to consolidated financial statements

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

1.    Organization and Principal Activities

CNC Development Ltd. (“CNC” or the “Company”), was established under the laws of the British Virgin Islands (“BVI”) on  August 8, 2008, as a subsidiary of InterAmerican Acquisition Group, Inc. (“IAG”).  CNC’s purpose was to merge with IAG and to hold a 100% interest in Sing Kung Limited (“Sing Kung”) upon the completion of a reverse acquisition transaction  (the “Sing Kung Acquisition”), as described in Note 5 to the consolidated financial statements.  As of December 31, 2009, details of the Company’s subsidiaries are as follows:

	Place of	Date of	Ownership	Principal Business
Name of Company	Incorporation	Incorporation	Interest	Activity

Sing Kung Limited	British Virgin Islands	January 18, 2007	100%	Investment Holding
Century City Infrastructure Co., Ltd.	PRC	December 26, 2007	100%	Infrastructure Construction
Shanghai New Century Urban Infrastructure Construction Co., Ltd.	PRC	July 11, 2005	100%	Infrastructure Construction
Jiaohe Century Urban Construction Co. Ltd.	PRC	March 3, 2009	100%	Inactive

Sing Kung Limited ("Sing Kung") was incorporated in the British Virgin Islands ("BVI") on January 18, 2007 as a limited liability company.  In April 2008, the initial sole shareholder of Sing Kung, Cho Kwan, effected a share redesignation in conjunction with a capital contribution and transferred 72.2% of her share interests to unrelated third parties.  Cho Kwan and those unrelated third parties in turn exchanged their common share interests in Sing Kung (representing 100% of the common shares outstanding) for 19,843,412 common shares of the Company on September 9, 2009 pursuant to the stock purchase agreement and 1,076,068 common shares of the Company by October 2, 2009 pursuant to share exchange agreements (Note 16).

On December 26, 2007, Sing Kung established Century City Infrastructure Co., Ltd. (“CCI”), which was organized in Changchun, the People's Republic of China as a limited liability company.  Until January 2010 (when ongoing operations were temporarily discontinued, (Note 27a)), CCI was principally engaged in providing services to municipal-government customers to integrate project design, implementation and financing for Build-Transfer ("BT") projects in the PRC. BT is a form of project development wherein a private entity contracts with the public (government) sector to develop, on a turnkey basis, a municipal project, typically consisting of roads, utilities (such as sanitary and storm sewer lines, underground electric distribution lines) and general site preparation work necessary for further development of real estate. Upon completion and acceptance of the project, control over the project site is transferred back to the municipal-government customer.  Terms of payment for the project are a matter of contract between the municipal-government customer and CCI.

On December 27, 2007, CCI entered into a management, stock pledge and purchase rights agreement with Shanghai New Century Urban Infrastructure Construction Co., Ltd. (SNC) that provided CCI with a substantial degree of control over SNC by CCI and conveyed to CCI the right to acquire a 100% ownership interest in SNC.  Based on the substance of these agreements, and the fact that SNC was in the same line of business as CCI, it is regarded as a predecessor company but was not consolidated as a VIE prior to the consummation of its acquisition by CCI on December 9, 2008.  SNC was not actively carrying on BT projects during 2007 or 2008 but it was the originator of one project ultimately completed by CCI.  SNC was organized in Shanghai, the People's Republic of China ("PRC") on July 11, 2005 as a limited liability company.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

The Company and its subsidiaries are collectively referred to as the "Group".

2.    Going concern and management’s plans

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.  For the year ended December 31, 2009, the Company incurred a net loss of $4,285,174 and it used $7,542,183 of cash for operating activities.  The Company has ceased its operation and its business plan, as further discussed below, and depends upon additional financings or collection of BT Project receivables (Net Investment in BT Projects) in order to continue to operate.

Additionally, as of December 31, 2009, the Company’s current assets exceeded its current liabilities by $1,551,560 and the due date of most current liabilities of the subsidiaries located in the PRC are linked to our realization of collections of current receivables (Net Investments in BT Projects).  Nevertheless, the Company’s cash balances both within the PRC and outside are limited.  To avoid incurring liabilities in the PRC that could not be met with available cash, the Company has scaled back its expenses, negotiated deferred payment arrangements with those vendors and creditors whose payment obligations were not contingent on collections related to BT Projects and entered into term financing arrangements that extend beyond the dates when initial BT Project collections are expected (Note 27(b)).  Outside the PRC, the Company has taken similar steps to curtail current expenses and negotiate deferred payment arrangements with its creditors.  In addition, on February 23, 2010 the Company entered into a term financing arrangement for $600,000 due in February 2011 (Note 27 (c)) that will provide sufficient liquidity to meet its ongoing administrative obligations at least through the remainder of 2010.  As a result, Company management believes that it has sufficient resources to operate until BT Project receivables are collected.  However, there can be no assurance that the plans and actions of management will be achieve the expected results or that unforeseen circumstances will not require us to seek additional funding sources in the future or effectuate further initiatives to conserve liquidity in the event additional sources of funds are needed or may not be available on acceptable terms, if at all.

3.     Basis of Presentation and Principles of Consolidation

Prior to the share exchange with the members of Sing Kung on September 9, 2009, Sing Kung was a non-reporting privately held company.  The reverse acquisition is accounted for using accounting principles applicable to recapitalization with Sing Kung being treated as the accounting parent (acquirer) and the Company, the legal parent, being treated as the accounting acquiree.

In a recapitalization, all accounting history, prior to the reverse merger date, becomes that of the accounting acquirer (Sing Kung).  Accordingly, all historical information prior to the acquisition is that of Sing Kung and its subsidiaries, CCI and SNC.  The only adjustment necessary under recapitalization accounting is to retroactively adjust Sing Kung’s legal capital to that of the Company.

The consolidated financial statements, after the recapitalization, includes all accounts of the Company and its subsidiaries.  All material inter-company balances and transactions have been eliminated.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).  Sing Kung applied purchase accounting to account for the acquisition of SNC on December 9, 2008 as further discussed in Note 6.  All significant inter-company balances and transactions have been eliminated in consolidation

4.    Summary of Significant Accounting Policies

    (a)      Cash

Cash consists solely of cash on hand and in banks.  As of December 31, 2009 $60,371 was held in U.S. dollars in accounts outside of the PRC and the remainder, $320,990, was held in Chinese Renminbi in accounts with banks located in the PRC. Renminbi is not a freely convertible currency, and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government. Changes in the exchange rate of Renminbi to the U.S. dollar affect the value of cash held in Renminbi and cannot be accurately predicted.

        (b)      Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method, applied according to the estimated useful lives of asset classes applicable to the Group:

Years

Motor Vehicle	10
Office Equipment	5

(c)      Impairment of long-lived assets

Long-Lived assets, principally property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

When applicable, assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the consolidated balance sheet whenever applicable.

As of December 31, 2009, the Group recognized:

-
impairment of goodwill of $1,474,102 in connection with the redomestication merger (Note 5) and of $808,443 related to the reassessment of the fair-value of net assets acquired from SNC in 2008 (Note 6).

-	impairment of the full value of a long-term consulting contract, $872,685, as described in Note 7.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

Based on the Company’s assessment, there have been no events or circumstances that would indicate any additional impairment of other long-lived assets.

(d)      Fair value measurements

ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 –	Quoted prices in active markets for identical assets or liabilities

Level 2 -
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or  other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

(e)	Interest/valuation adjustments to net investments in BT Projects and to accounts receivable and payable classified as non-current

The nature of the Company’s business is that it accepts payments from its customers over many years (eight years in the case of the Jiaohe Project) and maintains both current and long-term payables with its subcontractors in connection with the performance of BT projects. In accordance with the requirements of ASC 840 and 835, the Company makes adjustments in the value of its Net investment in BT projects and in other long-term accounts receivable and payable obligations with fixed durations exceeding one year in those cases where the obligations do not bear interest at what it deems to be a market rate.

Net Investments in BT projects recorded in the financial statements, as well as payables to consortium partners that are linked to the collection of such receivables bear interest, as applicable, at the variable long- or medium-term (five years & over five years) loan rate set by state-owned banks.  The accrual of such interest is reflected in the Company’s financial statements, net of reserves that it deems appropriate under the circumstances.  Municipal receivables of this sort are not traded in an open market in the PRC. The Company believes that the interest rates payable by our BT project customers is on par with the rate at which the municipality can obtain financing from other sources after taking into consideration its credit standing, the payment terms and other relevant factors. No discount or premium is applied to the face amount of BT project receivables or related payables that bear market interest rates; the face amounts of such receivables and payables are deemed to reasonably represent their present value; there is no unearned income component.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

Should such municipal receivables and payables accrue interest at rates that differ materially from the applicable municipal borrowing rates, it is the Company’s policy to discount or apply premiums to their face value based on the scheduled or expected payment periods and the then-applicable short- medium- or long-term rates set by state-owned banks, adjusted as deemed appropriate for the credit standing of such municipalities if circumstances warrant.

(f)       Revenue recognition

The Company’s long term BT contracts do not dispositively transfer risk of loss to the customer prior to contract completion and acceptance. Specifically, the customer does not make progress payments typical in most construction-type contracts, and there is ambiguity in the contracts about the customer’s contractual liability for damage or loss prior to project acceptance and completion.  Furthermore, the legal framework of state land ownership creates uncertainty about the Company’s ability to enforce collateral or lien rights that might otherwise secure its right to payment prior to acceptance.  As a result, the BT contracts have the substantive characteristics of sales-type leases.  Specifically the contracts give rise to a profit by the company for execution of the project; ownership of the project is transferred to the customer prior to receipt of the final payment; the present value of the payment under the contract exceeds 90% of the project’s fair value; collectability is reasonably predictable; and no important uncertainties surround the amount of unreimbursable costs yet to be incurred by the Company following acceptance of the project.  Therefore, in accordance with ASC 840, “Accounting for Leases”, revenue is recognized upon final project acceptance by the customer.  Final acceptance of the project by the customer occurs following completion and inspection, including a determination that all project requirements have been met.  Following acceptance, a settlement of the final project price is determined by the contract parties based on the pricing parameters of the contract.  The determination of the final project price typically involves an audit by the customer of preliminary acceptances generated as the project progresses and aggregation of the amounts reflected therein together with adjustments, if any.  Preliminary acceptances are based on periodic multi-party review and documented approval of completed work among the Company, key sub-contractor(s) and the customer.   The differences in the cumulative value of preliminary acceptances and the final project price, if any, are reflected by the Company in revenue recognized during the period in which the final acceptance occurs.

In accordance with ASC 605 the Company records revenue upon project acceptance based on:

i.     the aggregate contract value (the “Gross Method”) when it:
-	is responsible for project fulfillment including the acceptability of the project to the customer
-	has reasonable latitude to establish the project price with the customer
-	has discretion in subcontractor selection
-	holds the primary risk of collection for the project as a result of a non-contingent requirement to pay subcontractors for their work

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

ii.	the value of its allocated share of contract revenue (the “Net Method)” when its role as BT Consortium leader is substantively that of an agent construction manager, e.g.:
-	the Company does not have direct responsibility for all key aspects of project fulfillment
-	the contract specifies that the Company is entitled to receive only an allocated fraction of the contract value
-	the Company is required to pay subcontractors only if and when it receives payment from the customer.

The Company considers the relevant facts and circumstances in its evaluation to determine if revenue is to be recorded under the Gross or Net Method, including the relative strength of each indicator.  None of the indicators alone is considered presumptive or determinative.

Essential conditions set by the Company for recognition of revenue earned pursuant to BT contracts is that written contracts exist among the parties and collection of such revenue is determinable and reasonably assured.

Provisions for estimated losses on uncompleted contracts, if any, are made in the period in which such losses are determined.

The sole project that was completed and accepted by the customers in 2008 (the “Jiaohe Project”) is consistent with the requirements of, and is recorded under, the Net Method. No projects were completed or accepted during 2009.

(g)      Operating cycle/net investment in BT Projects

The Company’s work performed under BT contracts with municipal governments is based on contracts with fixed pricing for specific elements of work.  To the extent that quantities of work elements vary from the initial scope of work, the contract price varies.  The Company’s BT contracts contemplate the involvement of subcontractors or contract consortium partners, but the Company generally retains the latitude to make unilateral decisions regarding performance of the contracts.  Following acceptance of a BT Project (or project phase), the contract price (including advances and prepayments applicable to projects and present value adjustments, if applicable) is recorded as Net investment in BT projects (Note 4(f) and Note 8).  Contract execution typically spans 6 to 12 months from the start of contract performance, but the acceptance date (and the start of interest accrual on the investment in BT projects) for each contract (or contract phase) cannot be determined with precision prior to completion and acceptance.  Prior to project acceptance, all assets and liabilities related to contracts in progress are carried at cost until a schedule for payment and interest accrual can be reasonably determined.  Subject to early payment requirements or elections, if any, the Company’s policy is to allocate amounts for advances, prepayments and project work-in-progress between current and long-term as dictated by the contract payment terms and estimated date of project completion, adjusted by information provided by municipalities regarding payment plans that deviate from contractual terms. The classification of the related project liabilities between current and long term follows the same classification of the assets if the payment amounts are required to be made ratably and contemporaneously with collection of receivables, as is the case for the Changchun Project assets and liabilities that are consolidated as a result of the acquisition of SNC.  Otherwise the classification of project liabilities is made in accordance with the timing of payments set forth in contracts with consortium members.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

(h)      BT Project payables

The Company’s contracts with subcontractors and consortium partners for the performance of BT contracts stipulate that compensation for services rendered is accrued on a percentage of completion basis.  Subcontractors and consortium partners are compensated at a rate that is a stipulated fraction of the project value completed. Under both the Gross and Net Methods, liabilities to contractors and consortium partners are recorded on the balance sheet as a payable when determinable.   The classification of such liabilities as current or long-term is made as described in Note 4(g) above.   Advances made by the Company to the consortium for prepaying vendors or to meet other costs on behalf of the customer are reimbursable at cost under the BT contracts.  Such advances are not recognized as expenses or revenue but are reflected on the balance sheet as Project advances or, if the project has received final acceptance, as Net investment in BT Projects.

(i)       Construction in-progress

The BT projects the Company carries on have the substantive characteristics of sales-type leases (Note 4(f)).  Therefore, the Company records cost of the project continuously as Construction in Progress until project completion and acceptance, in compliance with ASC 840 Accounting for Leases.  Construction in Progress includes both direct labor cost of the Company and the cost incurred with subcontractors and consortium partners for their performance under contracts.

The work progress of the BT Contracts and cost incurred are measured by periodic multi-party review and documented acceptance of completed work among the Company, sub-contractor, construction supervisor and the customer, as provided in BT Contracts (a “preliminary acceptance”).  Each preliminary acceptance is typically facilitated by a third-party review of project progress conducted following each measurement period.  The Group believes that use of third-party verification to achieve each preliminary acceptance provides a reliable record of work completed.

(j)       Income Taxes

The Company accounts for income taxes under ASC 740 "Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

ASC 740 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Company is incorporated in the British Virgin Islands, the laws of which do not require the Company to pay any income taxes or other taxes based on revenue, business activity or assets.

The Company’s consolidated subsidiaries, SNC and CCI, are subject to various taxes in the PRC, which include a statutory business tax on applicable revenue at a rate of 5.25% (which is included in cost of sales) and statutory income tax at a rate of 25% of operating income as determined under applicable national codes, both as modified by applicable local regulations and negotiated concessions.  The Group estimates the effective tax rate for the current year after taking into account any applicable local regulations and concessions.  Refer to Note 23 for additional discussion regarding the calculation of tax provisions for the periods covered by these financial statements.

(k)      Foreign currency translation

All of the revenues and costs of SNC and CCI are denominated in Chinese Renminbi, as are substantially all of the Group’s cash holdings, together with BT contract receivables and payables related to those contracts.  Changes in the exchange rate of Renminbi relative to the U.S. dollar will affect the Group's sales, cost of sales, and operating margins and could result in exchange losses or gains. The impact of future exchange rate fluctuations on the Group's results of operations cannot be accurately predicted.

RMB is not a currency fully convertible to USD. All foreign exchange transactions involving RMB must take place either through the Peoples Bank of China (the "PBOC") or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined by market supply and demand with reference to a basket of currencies and policy priorities of the PRC central government.

The consolidated financial statements of the Company are presented in United States Dollars ("$" or “USD”). Transactions in foreign currencies during the period are translated into USD at the exchange rates prevailing at the transaction dates. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated into USD from RMB as of the balance sheet date. Income and expenditures are translated at the average exchange rate of the reporting period.  Translation of amounts from RMB into USD have been made at the following exchange rates for the respective times and periods presented:

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

As of December 31, 2007 and for the period from January 18, 2007 (inception) through December 31, 2007

Balance Sheet	RMB 7.2946 to US$1.00
Statement of operations and comprehensive income	RMB 7.5806 to US$1.00

As of December 31, 2008 and for the year ending December  31, 2008

Balance Sheet	RMB 6.8166 to US$1.00
Statement of operations and comprehensive income	RMB 6.9372 to US$1.00

As of December 31, 2009 and for the year ending December 31, 2009

Balance Sheet	RMB 6.8259 to US$1.00
Statement of operations and comprehensive income	RMB 6.8210 to US$1.00

There is no assurance that the RMB amounts could have been, or could be, converted into U.S. dollars at the above rates.

(l)       Warranty Reserves

BT contracts performed by the Group contain customary provisions for government contracts for construction that permit payment holdbacks by the municipal customers for a one-year warranty period.  If the warranty claims made by the municipal customer are valid and the Company fails to rectify them within specified notice periods, the municipal customer may be entitled to retain some or all of the holdback.  In spite of the preliminary acceptance process, the Company believes that it is reasonably probable that there will be some amount of repair work required during the warranty period. To maintain positive customer relations, the Company expects to rectify valid claims made during the warranty period, and therefore to receive all payment holdback amounts.

In light of the expectation that there will be some corrective work required during contract warranty periods, the Group’s policy is to accrue additional project expense to the extent that associated costs are reasonably determinable.  However, there is currently no objective basis for making an estimate of warranty cost, due to the Group’s short operating history.  The actual claims experience is very limited. To date, the Group has completed only two projects (Changchun and Jiaohe) that have passed the warranty period and final settlement of warranty matters is still being negotiated with respect to the Changchun Project. The Group it is not aware of, nor has it received any notices regarding the need for correction of completed work on the Jiaohe Project) or on projects in progress.  Reference to the experience of other enterprises in the same business does not provide a reliable reference point for the type of work that the Group performs, because the work is unique for each project and contract.  Furthermore, the Group’s financial risk is mitigated by indemnity arrangements with its subcontractors that call for them to correct defects in their work during the warranty period.  To ensure that this work is done, the Company holds back payments from such subcontractors through the end of the warranty period in amounts equal to or greater than the indemnity amounts.  Until circumstances change and the Group can reasonably estimate warranty cost based on statistically meaningful historical data, the Group’s policy is to recognize revenue without any provision for warranty costs.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

Warranty costs in excess of amounts indemnified by subcontractors, if any, are recorded as an expense during the period when incurred.  Under the current contract terms, the maximum loss exposure is limited to the 5% of the contract price.  Notwithstanding the contractual limitation on warranty exposure, given the length of time over which payment of amounts due are to be paid, there may be exposure for amounts in excess of the contractual maximum, although as of December 31, 2009 there is no basis to believe such excess costs will be incurred and no accruals are required to be recorded.

(m)     Pension and postretirement benefits plans

Contributions to retirement plans (which are defined contribution plans) are charged as and when the related employee service is provided. Refer to Note 21 for details for the applicable periods.

(n)      Comprehensive income

The Group has adopted the provision of ASC 220 “Comprehensive Income”. This statement establishes rules for the reporting of comprehensive income and its components.  Comprehensive income consists of net income and foreign currency translation adjustments, details of which are provided in Note 24.

(o)      Segment reporting

ASC 280 "Segment reporting" establishes standards for reporting information on operating segments in interim and annual financial statements.  The Group has only one segment, all of the Group's operations and customers are in the PRC and all income are derived from Construction contracts.  Accordingly, no geographic information is presented.

(p)      Use of estimates

The preparation of the financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the recording of contract revenues and costs, the amount of construction in-progress and project payables, the recoverability of the carrying amount and valuation allowances for receivables, the determination of the present value of long-term receivables and payables and the cost of rectification during the project warranty period (“warranty costs”). Actual results could differ from those estimates

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

(q)      Commitments and contingencies

Certain conditions may exist as of the date the financial statements are issued which may result in a loss to the Group but which will only be resolved when one or more future events occur or fail to occur.  In the normal course of business, The Group is subject to a wide range of matters including potential legal proceedings, that could give rise to claims against the Company.  The Group’s management, audit committee and, if appropriate legal counsel, assess such contingent liabilities, which assessment inherently involves an exercise of judgment.  In assessing loss contingencies related to unasserted claims that may result in legal proceedings, the Group’s legal counsel evaluates the perceived merits of such claims and the amount of relief expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Group’s consolidated financial statements.

Loss contingencies considered remote are generally not disclosed unless they arise from guarantees, in which case the guarantees would be disclosed. Commitments and contingencies for the applicable periods presented herein are discussed in Note 22.

(r)       Recently issued accounting pronouncements

In August 2009, the FASB issued Accounting Standards Updates (“ASU”) No. 2009-05 (“ASU 2009-05”), Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value. ASU 2009-05 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted.

In September 2009, the FASB issued ASU No. 2009-12 (“ASU 2009-12”), Fair Value Measurements and Disclosures (Topic 820) — Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures—Overall, to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of Topic 946 — Financial Services — Investment Companies, as of the reporting entity’s measurement date. It also requires new disclosures, by major category of investments, about the attributes includes of investments within the scope of this amendment to the ASC. The provisions of ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009. Early application is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

In December 2009, the FASB issued ASU No. 2009-16 (“ASU 2009-16”), Transfers and Servicing (Topic 860) — Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the Accounting Standards Codification (“ASC”), issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The amendments in this ASU eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of this ASU should be applied to transfers that occur on or after the effective date. Early application is not permitted.

In December 2009, the FASB issued ASU No. 2009-17 (“ASU 2009-17”), Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities which amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), issued by the FASB in June 2009. The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Improving Disclosures About Fair Value Measurements. The ASU amends ASC 820 (formerly Statement No. 157, Fair Value Measurements) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

(s)       Reclassifications

Certain Reclassifications have been made to prior year financial statements to conform to the current year presentation.

(t)       Stock Option Plan

On August 11, 2008, Sing Kung’s shareholders approved and adopted the Sing Kung 2008 Equity Plan and approved amendments to it on September 25, 2009 (referred to hereafter as the “2008 Stock Plan”), which amended plan was assumed and adopted by the Company pursuant to a vote of its shareholders on September 9, 2009 in conjunction with the Sing Kung acquisition.  The 2008 Stock Plan reserves 5,500,000 shares of the Company common stock for issuance in accordance with the plan’s terms. The Company has not made any grants under the 2008 Stock Plan as of August 17, 2010. It is our policy to account for any grants made under the 2008 Stock Plan at the time such grants are made.

5.     Re-domestication of IAG and acquisition of Sing Kung

Re-domestication Merger

IAG was incorporated in Delaware on May 10, 2005, as a blank check company with the objective to acquire an operating business.  IAG’s IPO, including the exercise of the underwriters’ overallotment option, was consummated on September 10 and 11 2007.

On May 15, 2008, IAG entered into a stock purchase agreement to acquire 94.9% of the issued and outstanding ordinary shares of Sing Kung (the “stock purchase agreement”).  On August 8, 2008, IAG created a wholly-owned subsidiary (CNC, which is incorporated in the BVI) to ultimately execute the agreement, as amended, with Sing Kung.

On September 9, 2009, IAG held a special meeting of its stockholders, during which the re-domestication merger of IAG into its BVI-based wholly-owned subsidiary and the acquisition of Sing Kung were both approved.

On September 9, 2009, IAG merged with and into its wholly-owned subsidiary, CNC, for the purposes of changing its domicile to the BVI and in anticipation of the acquisition of Sing Kung.  As required by the stock purchase agreement, the re-domestication merger was achieved by an exchange of each outstanding share of IAG’s common stock for 0.1850734 shares of common stock and 0.8857955 shares of Class A Preferred Stock of CNC, and the assumption of all the rights and obligations of IAG by CNC, including the assumption of all then outstanding warrants of IAG.  The warrant terms were adjusted to enable the warrant holders to acquire the same combination of CNC common and preferred shares upon exercise of each warrant as were issued to holders of each share of IAG common stock (Note 17).

In connection with the consummation of the re-domestication merger and acquisition, the board of CNC declared a dividend payable to eligible shareholders who voted in favor of the Sing Kung acquisition and who did not waive or otherwise forfeit their rights to such dividend.  The dividend payable by CNC (Note 12) is recorded as a current liability
.
Acquisition of Sing Kung

On September 9, 2009, CNC acquired 94.9% of the issued and outstanding common stock of Sing Kung (a private operating company) by issuing 19,843,412 shares of CNC’s common stock to the shareholders of Sing Kung who were parties to the stock purchase agreement.  Between September 9, 2009 and October 2, 2009, CNC acquired, (by issuing 1,076,068 shares of common stock) pursuant to an exchange offer, all remaining Sing Kung common shares and Class A Preferred Shares held by parties who were not party to the stock purchase agreement.  Under the terms of the exchange offer, each Sing Kung common share was exchanged for 0.42220 shares of CNC common stock and each Sing Kung Class A Preferred share was exchanged for 1.84173 shares of CNC Class A Preferred Stock.  As of October 2, 2009, CNC owned 100% of the equity securities of Sing Kung. As discussed in Note 2, the reverse acquisition transaction was accounted for as a recapitalization.  Accordingly, the related share issuances (detailed in Notes 15 and 16) were retroactively restated.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

Upon the consummation of Sing Kung’s acquisition, the shareholders of Sing Kung obtained a majority voting interest in the Company, which was a non-operating public company with limited assets.   In accordance with ASC 805, “Business Combinations”, the entity with a controlling financial interest in the combined business is generally deemed the acquirer. The Company also considered a number of additional factors to determine the acquirer for accounting purposes, including the effect of the exchange offer and which company’s stockholders control the Board of Directors of the combined business and it has determined that Sing Kung is deemed the accounting acquirer, although the Company is the legal acquirer. Moreover, because The Company did not have any assets with operating substance except cash and current receivables, the Sing Kung Acquisition has been accounted for as a recapitalization of the Company rather than as a business combination.

Since Sing Kung is the accounting acquirer, the financial statements reflect the capital structure of the Company and the effect of the aforementioned stock exchange (recapitalization) transaction is recorded as an adjustment to retained earnings based on the net assets of the Company as of September 9, 2009, which was as follows:

Amount

Tangible Assets	$859,222
Goodwill	1,474,572

Total Assets	2,333,794

Liabilities, net of dividends (Note 14)	(1,512,434)

Effect of exchange of IAG common stock interests to CNC common stock	(29)

Effect of exchange of IAG common stock interests to CNC redeemable preferred stock	(4,117,602)

Total liabilities	$(5,630,065)

Net adjustment recorded to retained earnings	$(3,296,271)

In a recapitalization, all accounting history, prior to the reverse merger date, becomes that of the accounting acquirer (Sing Kung).  Accordingly, all historical information prior to the acquisition is that of Sing Kung.  The only adjustment necessary under recapitalization accounting is to retroactively adjust Sing Kung’s legal capital to that of the Company.

The consolidated financial statements, after the recapitalization, include all accounts of the Company and its subsidiaries.  All material inter-company balances and transactions have been eliminated.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

In an assessment of the fair value of the Company’s assets and liabilities conducted at December 31, 2009, it was determined that there was no basis for substantiating the value of goodwill recorded in connection with the reorganization and recapitalization.  Accordingly, the entire balance of $1,474,572 was written off and recorded as an impairment charge in the Statement of operations for the year ended December 31, 2009 (see also Note 4(c)).

Earn-Out Shares

As additional purchase price, the stock purchase agreement provides that the original stockholders of Sing Kung will be issued up to 10,300,000 share of CNC common stock, if, on a consolidated basis, the Company has net operating profit after-taxes (calculated in accordance with U.S. GAAP and excluding any profit from an acquisition by CNC that involves the issuance of securities that has a dilutive effect on the holders of common stock of CNC).  The target net operating profits for CNC and schedule of additional shares issuable to Sing Kung stockholders upon achieving the net operating profit for such fiscal year are as follows:

Year ending December 31,	Net Operating Profit (after tax)	Additional Common Shares Issuable

2009	$15,000,000	2,000,000
2010	$19,500,000	2,000,000
2011	$25,350,000	2,100,000
2012	$32,955,000	2,100,000
2013	$42,841,500	2,100,000

The net operating profit target for fiscal 2009 was not met and no earn-out shares were issued.  If and when earn-out shares are issued, such shares will be retroactively accounted for as part of the reverse acquisition and will be reflected as a stock dividend having been issued at the beginning of the earliest period presented because the beneficiaries are not involved in the management of the Company.

6.	SNC Acquisition - 2008

On December 9, 2008, CCI consummated the purchase of all of the SNC equity interests.  Since its formation in 2005, SNC has been in the business of planning and developing BT infrastructure projects for municipal governments in the PRC.  Although not engaged in any active projects of its own after 2006, at the time of the closing of the acquisition by CCI, SNC had contacts and the reputation in the BT development sector and employed trained personnel that the Company could leverage in its continuing business interests.  SNC’s key personnel were not subject to employment contracts.  In addition SNC had a relationship and completed contract with the municipality of Changchun for which payments were pending as of the acquisition date.  The Company determined that building on SNC’s relationship with Changchun to facilitate growth of its overall business could be most effective if it acquired SNC and thereby held control over the contract and collection process.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

The goodwill of $808,443 arising from the acquisition was perceived to represent the value of SNC’s reputation in the market, its relationship with the Changchun municipality, the value that its key personnel were expected to contribute to the growth of the Company’s business in China and the track record associated with having completed the Changchun Project.  None of the goodwill recognized is expected to be deductible for income tax purposes. In its evaluation of the value of the goodwill at year-end 2009, Company management determined that there was no longer any basis for substantiating the value and the good will was written off in its entirety and the charge was reflected with other impairments in the statement of operations and comprehensive income for 2009.

The following table summarizes the consideration paid and contingently payable for SNC and the amounts of the assets acquired and liabilities assumed, recognized at the acquisition date, as well as the fair value at the acquisition date:

Consideration	Amount

Fixed payment (net of cash retained)	$4,401,000
Contingent Payment arising from Changchun BT Project collection	2,308,711
Contingent tax indemnity	461,742

Fair value of total consideration transferred	$7,171,453

Acquisition-related costs (included in selling, general and administrative expenses in the Company’s income statement for the year ending December 31, 2008	$40

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash	$570,971
Prepaid expenses, deposits and other receivables	123,796
Property, plant and equipment	54,618
Net investment in BT projects (Changchun)	7,894,894
Accounts payable and accrued expenses	(650,796)
BT Project Payable	(1,599,050)
Taxes payable	(31,423)
Total identifiable net assets	$6,363,010

Goodwill	808,443

Total	$7,171,453

The fair value of prepaid expenses, deposits and other receivables was determined to equal the gross value.

The Company has determined that the collectability of the remaining payments due in connection with the Changchun Project is reasonably predictable.  The remaining payments are scheduled to be made over a period of eight years in accordance with the schedule set forth in the BT contract, although they may be accelerated.  If payment is not accelerated, interest accrues at market rates on the unpaid principal balance due under the contract and therefore the Company recognizes the fair value of the asset (Net investment in BT projects (Changchun)) at the principal balance without discount or premium (Note 8).

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

Plant and equipment are comprised primarily of a car and office equipment purchased by SNC within 8 months of the acquisition date.  The net book value, $54,618, was deemed to be representative of the fair value.

The contingent liability arising from collections pursuant to the Changchun BT Project contract requires Century City to pay the former owners of SNC up to RMB 15,737,632 (approximately $2,308,711 at the date of the acquisition) on a last-out basis if, as and when collections from the contract are received.  To the extent that there is a shortfall in the collection of the Changchun Project payment, any such shortfall reduces the contingent amount due to the former SNC shareholders, dollar for dollar. Moreover, in accordance with the purchase agreement the Sing Kung shareholders have the right (but no obligation) to transfer uncollected receivables from the Changchun Project to the former SNC shareholders to reduce or extinguish the contingent payment obligation to the former SNC shareholders.  SNC has no current expectation of making such a transfer because it deems it desirable to maintain unilateral control over the collection process, and such a transfer could trigger payment obligations under the contingent tax indemnity before they would otherwise become payable.

In light of the expectation that the fair value of the remaining Changchun BT Project assets is equal to the gross value (net of a valuation allowance for accrued interest of $1,146,139) at the time of the acquisition (Note 8)), the Company has recorded the full contingent purchase amount to the former SNC shareholders without adjustment.  Should facts arise or be discovered in connection with the investigation described in Note 22, that lead to a basis to adjust the amount payable to the former SNC shareholders, we would make such an adjustment, but in no case do we anticipate that the amount realized by the company will be less than the net amount currently stated. Because no interest accrues on the contingent purchase amount, the gross value would be discounted to reflect the multi-year payment schedule if the payment is not accelerated.  However, based on communications with the Changchun municipality, the Company expects that all remaining payments related to the Changchun Project will be accelerated and paid by the municipality prior to the end of November 2009.    Therefore, the Company recognizes the liability to the former SNC shareholders at gross value without discount.  As of December 31, 2009 there has been no change since the acquisition date in the amount recognized for the liability or any change in the range of outcomes or assumptions used to develop the estimates.

Because the Net Investment in the Changchun BT Project is recognized at gross value, a liability of $1,599,050 has been recognized for the BT Project payable that reflects the full undiscounted amount of all future payments that the Company could be required to make in connection with this liability, net of accrued interest that has been reserved because of the probability of accelerated payment (Note 12).  The cumulative interest reserved in connection with the Changchun Project payable was $232,142 at the time of the acquisition.   If no further payments related to the Changchun Project are received there would be no liability associated with the BT Project payables or interest accrued thereon (Note 12).  As of December 31, 2009 there has been no change since the acquisition date in the amount recognized for the liability or any change in the range of outcomes or assumptions used to develop the estimates.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

A liability of $461,742 has been recognized for the contingent tax indemnity.  The potential undiscounted amount of all future payments that the Company could be required to make is capped at 5.0 million RMB (or $733,504) according to purchase agreements.  Furthermore, the maximum tax payable by the former SNC shareholders upon receipt of the full contingent amount related to the Changchun Project is calculated to be $461,742, according to Chinese statutory tax rate.  However, due to their application of certain tax mitigation strategies, there is a reasonable expectation that any tax paid by the former SNC shareholders will be less than $461,742 and that payment of any indemnity in connection therewith will be deferred for an extended period, resulting in a further reduction of fair value.

The amounts of SNC’s revenue and earnings included in the Company’s consolidated income statement for the year ending December 31, 2008 and the revenue and earnings of the combined entity had the acquisition been January 1, 2008 or January 1, 2007 are:

	Revenue	Earnings
Actual from December 9, 2008 –
December 31, 2008	-	$(92,973)
Supplemental pro forma amounts from
January 1, 2008 – December 31, 2008	$4,892,204	$3,448,351
Supplemental pro forma amounts from
January 1, 2007 – December 31, 2007	-	$369,811

7.	Prepaid expenses and other assets (current and long-term)

Prepaid expenses and other assets at December 31, 2009 and 2008 are as follows:

	December 31,
	2009	2008

Current
Prepaid expenses and deposits	$114,295	$662,994
Other receivables	-	38,162
Current total	$114,295	$701,156

Non-current prepaid expenses	-	904,352

Total prepaid expenses, deposits and other receivables	$114,295	$1,605,508

In April 2008, the Company recorded $200,000 of deferred finance costs in connection with the issuance of Sing Kung Preferred Shares.  $68,333 was amortized during 2008 and at December 31, 2008 the unamortized balance of such deferred finance costs was $131,667, $100,000 of which was included in Prepaid expenses (current) and $31,667 of which was included in Prepaid expenses (non-current).  At December 31, 2009 the unamortized balance of the deferred finance costs, $31,667, was included in Prepaid expenses (current), together with $54,042 of prepaid D&O insurance premiums and  $28,606 in deposits for equipment leases and public relations services.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

In October 2008, the Company paid $1,450,000 for a 3-year consulting contract for professional services (the “Dehai Contract”) that was recorded in Prepaid expenses.  As of December 31, 2008, the unamortized balance of the contract prepayment was $1,356,019.   Of that amount, $872,685 was recorded as non-current, with the remainder of the balance, $483,334 in current prepaid expenses and other assets together with $100,00 of prepaid finance costs and $79,660 of deposits and prepaid lease expense on equipment and furnishings for our Shanghai offices.   At December 31, 2009 the unamortized balance of the Dehai contract was determined to be unrealizable and the unamortized portion was charged to operating expense (See also Note 4(c)). Assessment of the basis for recording the contract in 2008 is part of the scope of the investigation further described in Note 23.

8.	Net investment in BT Projects

Net investments in BT projects (inclusive of accrued interest not reserved) are shown in the table below:

	December 31,
	2009	2008

Changchun Project	$7,884,130	$7,894,893
Jiaohe Project (Renewal Phase)	16,317,580	15,437,420
Total	$24,201,710	$23,332,313

Changchun Project

Net investment in BT projects (Changchun) was acquired from SNC shareholders with SNC’s outstanding assets and liabilities in December 2008 and includes amounts for the benefit of other members of the Changchun Project consortium that are payable by the municipality to SNC pursuant to the contract.  In August 2007 the customer made an accelerated payment of principal due under the Changchun Project contract in the amount of 221.7 million RMB (approximately $25.8 million at the time of payment).  This amount constituted approximately 81% of the total Changchun project payment obligation, and it was applied to the initial principal installments.  Because of the initial accelerated payment, the next payment of principal and interest is due in 2014 in the amount of 18.7 million RMB (approximately $2.56 million).  The remaining principal amount together with an additional interest payment is due in January 2015.

As an incentive to accelerate payment, the Company and other consortium members have offered to retroactively waive interest on the remaining Changchun contract payments (or any fraction thereof) paid on an accelerated basis.  The final payment has been delayed pending resolution of disputes regarding warranty claims related to the project that were not previously disclosed by the Company’s prior management.  Those issues have been resolved, and the Changchun municipality has indicated that it is likely to pay the full remaining balance due under the contract to SNC prior to the end of 2010 in order to take advantage of the interest waiver, although there can be no assurance that it will do so.     Based on the indications from the Changchun municipality, the Company has classified the amounts due as current.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

To reflect the contingency associated with the interest waiver offer, the Company has adjusted the fair value of the Net investment in the Changchun BT project at the time of the acquisition (Note 6), and it has established a 100% valuation allowance for the interest accrued after acquisition.  As a result, no interest income was recognized in connection with the Net investment in BT Projects (Changchun) during 2008 after the acquisition of SNC.  If interest is received from the Changchun municipality, it is probable that 21.9 % of such interest will be payable to other consortium members based on the percentage of total payments due to them (Note 12).

Jiaohe Project (Renewal Phase)

Net investment in BT projects (Jiaohe) relates to the first phase (Renewal Phase) of a project for the People's Government of Jiaohe City for Tiangang road/pipeline network project that was completed and accepted in October 2008.  The balance includes the outstanding principal balance as well as interest receivable as of December 31, 2008.  Payments under the Jiaohe Project contract are due in eight annual installments and the Company has agreed that the first of those is to be paid prior to year-end 2010, with interest accrued from the date of project acceptance. Based on these understandings, $3,042,443 has been classified as current and the remaining amounts due after December 31, 2010 $13,275,347, are classified as long-term.

The Jiaohe Project contract requires payments by the customer in 8 equal annual installments, subject to certain acceleration provisions.  Interest accrues on the outstanding balance and is due contemporaneously with the annual installments of principal.  From the date of acceptance of the Renewal Phase of the Jiaohe Project, interest began to accrue on the project principal at a variable market rate (equal to the municipality customers’ incremental borrowing rate) beginning on the day of final project acceptance.  The applicable interest rate was 6.84% in 2008 and 5.94%.  As a result of the accrual interest at market rates, no fair value adjustment has been recorded for the Net investment in BT projects related to the Jiaohe Project and no unearned revenue is included in the balance of Net investment in BT projects.  Interest accrued on Net investment in BT projects, net of applicable reserves, is added to the balance of Net investment in BT projects and included in interest income.

The accrued interest on Net investment in BT Projects and valuation allowance at December 31, 2008 is shown below:

	December 31, 2009	December 31, 2008

Accrued Interest included in Net investment in BT projects:
Changchun	$1,462,965	$1,174,008
Jioahe	1,145,755	244,883

Less: Valuation allowance - Changchun	(1,462,965)	(1,174,008)

Net interest included in Net investment in BT projects	$1,145,755	$244,883

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

Collectability of amounts due pursuant to the Changchun and Jiaohe contracts is reasonably predictable.  Notwithstanding the extended payment time frames, both municipalities are obligated to pay the full amounts due under the contracts.  These obligations are enforceable against the municipalities under Chinese law.  Both municipalities have affirmed the contractual payment obligations in writing when requested to do so.  Both municipalities are taxing authorities and therefore have a reliable source of revenue for payment of their obligations to the Group and others.  Both municipalities have an established record of timely payment of their obligations to others. The completion of the infrastructure projects also confers substantial economic benefits on the municipalities through appreciation of the improved land, which the municipalities have begun to realize by granting rights to use the land to third parties to make further improvements, such as constructing production facilities. This enhances the customers’ ability to pay in accordance with the contracts.  Collectively these factors unambiguously establish the contractual payment obligations for both customers and indicate that they have the intent and will have the cash flow to meet their respective payment obligations in a timely manner.  Furthermore:

i.
Changchun, has demonstrated both the ability and willingness to pay, having previously met 81% of the contract payment obligations to SNC prior to its acquisition by CCI.  Changchun also has access to development bank financing to meet the remainder of its payment obligations (although there is no assurance that they will actually draw on such commitments to make contract payments).

ii.
Jiaohe has included annual contract payment amounts and interest in its annual budget, and those amounts have been approved by the Standing Committee of the National People’s Congress.    Moreover, the Contract grants to the Group the right to a security interest to collateralize the unpaid amounts due under the contract.  In the event of a payment default, the Group has rights under the contract to realize economic rents and control access to such collateral to effect collection. Although the economic benefit to be derived from enforcement of such security interests is uncertain, such rights strengthen the Company’s ability to enforce collection should it be necessary to do so.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

The components of the Net Investment in BT contracts are as follows:

	December 31,
	2009	2008

Total payments to be received	$24,201,710	$23,332,313
Less: executory costs	-	-

Minimum payments receivable	24,201,710	23,332,313
Less: allowance for uncollectible amounts	-	-
Net minimum payments receivable	24,201,710	23,332,313

Estimated residual value of project	-	-
Less: unearned income	-	-

Net investment in BT projects - total	$24,201,710	$23,332,313

Net investment in BT projects - current	$(10,926,363)	$-
Net investment in BT projects – long-term	$13,275,347	$23,332,313

9.	Construction in-progress

The balances of construction in progress are shown below:

	December 31,
	2009	2008

Construction in-progress	$497,587	$20,526,812

In accordance with ASC 840, the amount recorded in construction-in-progress does not include any amount related to estimated profits but does include estimated losses applicable to the project.  The balance of construction in progress at December 31, 2008 represents the construction costs incurred in 2008 for projects then under construction; i.e.  Jiaohe (2nd Phase) and Zhengding.  Prior to December 31, 2009, the Company concluded that it lacked the financial resources to complete the Jiaohe 2nd Phase and Zhengding Projects successfully and assigned those projects to another contractor which assumed most projects payable related thereto and the right to collect almost all project revenues.  The amounts that continue to be reflected in construction-in-progress at year-end 2009 reflect costs incurred in the initial stages of the Zhengding Project that the Company incurred and that it expects to recover when the projects are ultimately completed and billed by the successor contractor. No amounts recorded in construction-in-progress had been billed to the customer at December 31, 2008 or 2009, nor did they bear interest prior to project final acceptance.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

10.	Plant and equipment, net

	December 31,
	2009	2008
Motor vehicle and office equipment	$60,548	$58,859
Accumulated depreciation	(13,169)	(4,905)

Plant and equipment, net	$47,379	$53,954

Depreciation expense for the year ended December 31, 2009 was $8,288 and for the year ended December 31, 2008 was $4,905.

11.	Accounts payable and accrued expenses

Accounts payable and accrued liabilities as of December 31, 2009 and December 31, 2008 consist of the following:

	December 31,
	2009	2008

Accrued wages and benefits	$85,332	$417,709
Accrued expenses	1,102,274	134,664

Total	$1,187,596	$552,373

The amounts owed to related parties as of December 31, 2009 consisted of $58,913 payable to members of CNC management for unreimbursed out-of-pocket expenses.  No related party amounts were payable as of December 31, 2008.

12.	BT project payables – current and long-term

BT project payables as of December 31, 2009 and December 31, 2008 consist of the following:

	December 31,
	2009	2008

Current	$5,985,026	$20,790,155
Long-term	-	10,344,767

Total	$5,985,026	$31,134,922

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

Current BT project payables are obligations due to BT project consortium partners within 12 months of the applicable year-end.

BT project payables for both 2008 and 2009 include $1,599,090 related to the Changchun Project, a liability of SNC that is consolidated as a result of the consummation of that acquisition. The Changchun project payables are unsecured and have no fixed terms of repayment other than becoming ratably due to other consortium members only if and when payments under the Changchun Project contract are due, i.e. if no future payments under the contract are received by the Company, it is not obligated to make any additional payments to other consortium members.  If interest is received on the Net investment in BT projects, 21.9% of the amount collected is owed to other consortium members based on the amounts they are owed as a percentage of the total remaining payments due under the contract (Note 7).   The Company accrues interest on the project payables for the Changchun Project at the same market rate as it was accrued on the Net investment in BT projects.  Therefore, in accordance with ASC 835, “Interest” no discount or premium has been applied to adjust the present value of the BT project payables related to the Changchun Project.

13.	Other payables

	December 31,
	2009	2008

Due to former SNC shareholders	$2,766,676	$2,770,453

Other payables represent amounts due to the former SNC shareholders pursuant to the SNC acquisition (Note 6). The obligation is payable upon collection of the Changchun Project receivables acquired in the transaction. No interest accrues on the payment obligation.  Because of the Company’s expectation that the Changchun receivable will be collected prior to December 31, 2010, the Company has classified the obligation as current.

14.	Dividends payable

a)	Common stock

Prior to consummation of the re-domestication merger of IAG and the Company and the acquisition of Sing Kung, IAG declared a dividend of $4.85 per common share payable to its shareholders who voted in favor of the acquisition with Sing Kung and who did not waive or otherwise forfeit their rights to receive the dividend.  The Company has determined that holders of 70,291 IAG shares were eligible for the dividend resulting in a total dividend declared of $340,911.  The obligation to pay the dividend was assumed by the Company in the re-domestication merger and became payable after the date thereof.  As of December 31, 2009, $80,040 of the dividends payable remained unpaid since an uncertainty exists about payee eligibility.  The Company expects to resolve outstanding dividend claims and to pay out the full amount of the remaining dividends payable before the end of 2010.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

b)	Preferred stock

As described in Notes 5, 15 and 16, following the re-domestication merger, the Company exchanged its Class A Preferred Shares (“CNC Preferred Shares”) for IAG common shares and for Sing Kung Class A Preferred Shares (“SK Preferred Shares”).  An additional liquidation preference amount accrues quarterly on the CNC Preferred Shares from the date of issue and is recorded as “Accumulated Dividends - preferred stock”.  The rate of accrual is 7% per annum on the liquidation preference amount (including previously unpaid accretion thereof), and the rate is adjusted quarterly on the last business day of each calendar quarter based on changes in the $US – RMB exchange rate from the base rate of RMB 6.834 to $1.00.  The Company has the option to pay accrued preferred dividends in cash but does not have the obligation to pay until the redemption date or conversion of the CNC Preferred Shares.  Therefore the accrued amounts are recorded as long-term and are shown on the balance sheet as Accumulated dividend – Preferred stock.  As of December 31, 2009, the amount accrued was $235,129.

15.	Preferred stock subject to redemption

As of December 31, 2009, the Company was authorized to issue 25,000,000 Class A Preferred Shares, although additional preferred shares were subsequently authorized as of March 22, 2010 (Note 27(c)).  Issuances of Preferred Shares by CNC and Sing Kung are described below.

On April 24, 2008 Sing Kung issued 2,915,000 Series A Preferred Shares having par value of $0.0001 per share in a private placement transaction (the “SK Preferred Shares”).  The SK Preferred Shares were convertible at any time by the holder into common shares at a conversion price of $5.00 per share and were redeemable at the end of two years under circumstances not solely within the Company’s control.  Consequently, the SK Preferred Shares were classified as a non-current liability.  Sing Kung raised gross proceeds of $14,575,000 million from the sale of the Series A Preferred Shares in April 2008.  Net proceeds from the offering were $14,375,000 million after expenses totaling $200,000.  All SK Preferred shares were exchanged for the Company’s Preferred Shares in the amounts set forth in the table below.  Offering expenses related to the issuance were being amortized over the two-year redemption period, but all unamortized offering expenses were written off following exchange of the Sing Kung Preferred Shares for Company’s Preferred Shares (Note 8).  Amortization expense for the years-ended December 31, 2009 and 2008 of $131,667 and $68,333 respectively, and is included in Financing and other costs in the accompanying Statements of Operations and Comprehensive Income/(Loss).

As described in Note 4, IAG shares in the amounts set forth in the table below were exchanged for the Company’s Preferred Shares pursuant to the re-domestication merger agreement.  The Company’s Preferred Shares are redeemable after September 9, 2013 under circumstances not solely within the Company’s control and are therefore classified as a liability.

Additional Preferred shares are issuable by the Company upon the exercise of outstanding warrants (Note 17).  No warrants were exercised as of December 31, 2009.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

16.	Shareholders’ Equity

As of December 31, 2009, the Company was authorized to issue 100,000,000 common shares having a par value of $0.0001 per share.  75,000,000 additional common shares were subsequently authorized on March 22, 2010 but none have been issued as of the date hereof (Note 27(c)).  In the recapitalization accounting applicable to the acquisition of Sing Kung by CNC (Note 2), the paid-in-capital and common shares held by the Sing Kung shareholders, have been adjusted retroactively to reflect the recapitalization.  The effect of these adjustments are summarized below:

CNC common shares issued to Sing Kung common	Number of	Common
shareholders in the recapitalization pursuant to the:	Shares	Stock
Stock purchase agreement	19,843,412	$1,984
Exchange agreement	1,076,068	108
Total	20,919,480	$2,092

Upon consummation of the reverse acquisition of Sing Kung by CNC, 1,549,537 IAG common shares were outstanding.  The conversion of IAG shares to CNC shares resulted in the issuance of 286,774 CNC common shares after cancellation of fractional shares.  This conversion had the effect of increasing common stock by $29.  The adjustment to shareholders’ equity associated with the reverse acquisition of IAG assets and liabilities is more fully described in Note 5:

17.	Warrants

The Company has outstanding 5,750,000 warrants resulting from IAG’s IPO, each of which entitles the holder to purchase from the Company 0.1850734 share of its common stock and 0.8857955 share of the Company’s Preferred Stock at an exercise price of $5.00.  The outstanding warrants expire September 4, 2011.  If all warrants were exercised and no cancellations occurred as a result of limitations on fractional share issuances, the following number of the Company’s common and Preferred Shares would be issuable:

Number of CNC
Shares

CNC shares issuable upon full exercise of outstanding warrants

Class A Preferred Shares	5,093,324

Common shares	1,064,172

No warrants have been exercised as of the date hereof.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

18.	Shares outstanding, basic and dilutive

Basic earnings per share is computed on the basis of the weighted average number of shares of common stock outstanding during the period.  For historical periods presented for comparative purposes, the number of shares outstanding reflects the retroactive adjustment of the shares held by the Sing Kung shareholders to reflect the recapitalization as if it occurred from the earliest date presented.  Diluted earnings per share is computed on the basis of weighted average number of shares of common stock plus the effect of dilutive shares issuable upon conversion of the Preferred Stock then outstanding and on the terms in effect during the period.  The components of basic and diluted earnings per share are as follows:

	Year-ending December 31, 2009	Year-ending December 31, 2008	Period from January 18, 2007, (inception) to December 31, 2007

Basic weighted average outstanding common shares	21,009,038	20,919,480	20,919,480

Dilutive effect of conversion of Preferred shares	-	2,915,000	-

Dilutive weighted average outstanding shares	21,009,038	23,834,480	20,919,480

The warrants are not included in the computation of diluted earnings per share because they are anti-dilutive.

Because the Company reported a net loss for the year-ending December 31, 2009, common stock equivalents were anti-dilutive; therefore, the amounts reported for basic and diluted share were the same.

19.	Revenues

Revenues are as follows:

	Year-ending December 31, 2009	Year-ending December 31, 2008	Period from January 18 (inception) to December 31, 2007

Revenues from BT Projects	-	4,892,204	-

All revenues from BT projects during 2008 were earned in connection with the 1st (Renewal) Phase of the Jiaohe Project that was accepted by the People's Government of Jiaohe City in December 2008.  Because of joint liability with consortium members and limitations on the Company’s direct responsibility for key aspects of project fulfillment and management, revenue is recognized according to the Net Method.  The total value of the accepted phase of the project to the consortium was approximately $15.4 million.  The amount related to this phase of the project (none of which has been paid by the customer) that remained due to the consortium as of December 31, 2009 is recorded on the balance sheet as “Net investment in BT Projects” (Note 8). No projects were passed the acceptance phase during the period ended December 31, 2007 or the year-ended December 31, 2009, so no revenue was recorded during those periods.  No estimated losses were identified for any of the projects in progress during 2007, 2008 or 2009.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

20.	Cost of revenue

Because revenue for the completed phase of the Jiaohe project is recognized in accordance with the Net Method, costs associated with the contract revenue recognized during the year include only the Company’s direct costs and not costs incurred by the consortium members for project construction.  These direct contract costs include the Group’s pro rata share of business taxes related to the portion of the Jiaohe project completed during 2008.  Total costs incurred by subcontractors in connection with the portion of the Jiaohe Project completed during 2008 were approximately $10.5 million. No project expenses were recorded during the period ended December 31, 2007 or during the year-ended December 31, 2009.

21.	Pension and Other Postretirement Benefit Plans

Full time employees of the Company's PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  PRC labor regulations require the Company to accrue for and make contributions under the plans based on certain percentages of the employees' salaries.  Costs for pension and employee benefits for the years ended December 31, 2009, 2008 and 2007 were $2,018, $1,549 and nil, respectively.

The Group has no other obligation to make payments in respect of retirement benefits of its employees.

22.	Commitments and Contingencies

On December 9, 2008, CCI consummated its purchase of SNC.  The purchase terms provide for a contingent amount of up to RMB5.0 million (approximately $727,611) for taxes actually paid by the SNC shareholders arising from the transaction.  (Refer to Note 6).  According to statutory tax rate of 20% applicable to this type of transaction, the Company recorded a contingent payable of RMB3.2 million (approximately $461,742), which has been recognized in the cost of SNC acquisition.

The audit committee of the Board has commenced a review of certain past payments and contract arrangements of Sing Kung and its subsidiaries made to third parties and parties related to its former shareholders. The investigation is being supported by independent legal counsel.  The internal investigation is ongoing and the Company expects to incur material expenses to complete it. There is no assurance that the findings of the investigation will not lead to a requirement to make historical financial statement adjustments, which could be material.

In the course of the investigation, it has been discovered that one Sing Kung’s vendors has disputed the amounts owed to it by the Company and its subsidiaries in connection with the completion of the Jiaohe Project.  The claims asserted amount to approximately RMB 4.5 million ($660,000).   Although the Company has not received formal notice of a legal claim, management is currently reviewing the basis for the vendor’s assertions.  To this point, we have not recorded in our consolidated financial statements an adjustment to the amounts owed to the vendor in connection with this claim.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

In addition to the above matter, the Group, in the normal course of business, is subject to legal proceedings and claims.  As of December 31, 2009 the Group’s management has evaluated all such matters and none were then outstanding.  In June 2010 one of the Company’s subsidiaries based in the P.R.C. was served with a law suit related to the failure of a supplier to pay the party bringing the suit.  The Company believes that it was served improperly and that neither it nor any of its subsidiaries has any financial responsibility in this matter.  The Company intends to defend itself vigorously against this action.  In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Group’s financial position, liquidity or results of operations.

There are no other contingencies and commitments other than those disclosed in other notes to the consolidated financial statements.

23.	Income Taxes

(a)	Income tax expense:

The entities within the Company file separate tax returns in the respective tax jurisdictions in which they are domiciled or operate.

British Virgin Islands

CNC and Sing Kung are not subject to an income tax in the British Virgin Islands.

PRC

CNC being established in the PRC was subject to the PRC Enterprise Income Tax ("EIT") at 33% prior to January 1, 2008.  In March 2007, the PRC government enacted the PRC Enterprise Income Tax Law, or the New EIT Law, and promulgated related regulation, Implementing Regulations for the PRC Enterprise Income Tax Law, which became effective from January 1, 2008.  The PRC Enterprise Income Tax Law, among other things, imposes a unified income tax rate 25% for both domestic and foreign invested enterprises registered in the PRC.  The New EIT Law provides a grandfathering on tax holidays which were granted under the then effective tax laws and regulations.

CNC has been approved as a "foreign invested enterprise" and granted a preferential tax treatment, i.e. a tax holiday of full exemption from EIT for the two calendar years ended December 31, 2008 and 2009 and a 50% reduction on its EIT rate for the ensuing three calendar years ending December 31, 2010 through 2012.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

The Company’s income tax expense consists of the following:

			For the period
			from January 18,
			2007 (inception)
			through
	For the year ended December 31,		December 31,
	2009	2008	2007
PRC income tax:
current	$7,750	$114,695	$-
deferred	-	-	-
Total	$7,750	$114,695	$-

A reconciliation of the expected income tax expense to the actual income tax expense is as follows:

			For the period
			from January 18,
			2007 (inception)
			through
	For the year ended December 31,		December 31,
	2009	2008	2007

(Loss)/income before tax	$(4,285,174)	$3,884,834	$(9,961)
PRC tax at statutory income tax rates	(1,071,293)	971,208	(2,490)
Expected income tax expense calculated at PRC	-	-	-
statutory tax rates	-	-	-
Under provision in prior year	7,750	-	-
Tax effect not recognised	1,071,293	(856,513)	2,490
Actual income tax expense	$7,750	$114,695	$-

As of December 31, 2009 and 2008, the Company did not have any significant temporary differences and carry forwards that may result in deferred tax. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions or unrecognized tax benefits. The Company classifies interest and/or penalties related to income tax matters in income tax expense. For the years ended December 31, 2009 and 2008, the Company has not recognized any amount of interest and penalties related to uncertain tax positions. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

The New EIT Law also imposes a withholding tax of 10% unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not provided for income taxes on accumulated earnings of its PRC subsidiary as of December 31, 2009 because these earnings are intended to be reinvested indefinitely in this jurisdictions. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational or other errors made by the taxpayer or the withholding agent.  The statute of limitations extends to five years under special circumstances. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Accordingly, for the years ended December 31, 2007 through 2009 the income tax returns of the Company’s subsidiaries domiciled in the PRC are open to examination by the PRC state and local tax authorities.

(b)	Tax receivable:

The tax receivable of $189,026 reflected on the balance sheet as of December 31, 2009 reflects the amount due to the company after the filing of the final U.S. Federal tax return of IAG.  Such amount was subsequently received by the Company.  Following the date of the re-domestication merger (September 9, 2009) the Company is no longer subject to U.S. tax jurisdiction.

(c)	Taxes payable :

The current portion of income taxes payable are as follows:

	As of December 31,
	2009	2008

Income tax payable	$9,147	$11,912
Total	$9,147	$11,912

The current income tax payable at December 31, 2009 was all related to state taxes payable by IAG pursuant to its final U.S. returns.  The current income tax payable at December 31, 2008 was all related to taxes payable in the PRC.

The non-current portion of taxes payable, all of which are applicable to the PRC, are as follows:

	As of December 31,
	2009	2008

Income tax payable	$124,474	$116,724
Total	$124,474	$116,724

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

24.	Comprehensive (Loss)/Income

Comprehensive (loss)/income consists of the following for the years ending December 31, 2009 and 2008 and period from January 18 (inception) to December 31, 2007:

	Year-ending December 31, 2009	Year-ending December 31 2008	Period from January 18, 2007 (inception) to December 31, 2007

Net (loss)/income attributable to common stock	$(4,285,174)	$3,770,139	$(9,961)

Other comprehensive income:
Foreign currency translation adjustments	284,589	278,593	-

Total comprehensive (loss)/income	$(4,000,585)	$4,048,732	$(9,961)

25.	Operating Lease Commitment

The Company is obligated under an operating lease for its administrative facilities in Changchun, PRC. All other lease obligations are month-to-month.  As of December 31, 2009, the total future minimum lease payments under the non-cancelable operating lease are as follows:

	Payments due by period
		Less than 1			More than
	Total	year	1-3 years	3-5 years	5 years

Operating lease obligations	$1,288	$1,288	-	-	-

Although the Company does not have long-term arrangements to accommodate its administration and other operational needs, management believes that it can find suitable office accommodations on a short-term basis.

26.	Certain risks and concentrations

(a)	Credit risk – major customers

Financial instruments that expose the Group to concentrations of credit risk primarily consist of cash and Net Investments in BT Projects. The maximum amount of loss due to credit risk in the event of other parties failing to perform their obligations is represented by the carrying amount of each financial asset as stated in the consolidated balance sheet.

As of December 31, 2009 and 2008, most of the Group’s cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

The Group performs ongoing credit evaluations of its customers’ financial condition and historically has not experienced any significant collectability problem. As of December 31, 2009, two customers accounted for 100% of the Group’s accounts receivable.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

(b)	Foreign operations

Substantially all of the Company’s operations are carried out and its long-lived assets are located within the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC. Among other risks, the Company’s operations in the PRC are subject to the risks of restrictions on transfer of funds, changing taxation policies, foreign exchange restrictions, an uncertain legal framework and political conditions and the potential imposition of governmental regulations that could be adverse to the Company.

27.	Subsequent events

(a)	Suspension of Operations in the P.R.C.

Due to a lack of liquidity with which to carry on its operations in China, the Company’s board approved the discontinuance of infrastructure business operations in January 2010.  Except for selected accounting personnel, all employees involved in the infrastructure development business in the PRC were terminated, work on ongoing BT Projects has been discontinued and negotiations are in progress to assign those projects to unrelated third parties for assumption of liabilities.  Consequently, no revenue from the infrastructure development business is anticipated during 2010.  A final determination regarding whether or not to restart the infrastructure business in the PRC will be made later in 2010 based on the availability of capital and the company’s success in collecting amounts due from customers.

(b)	BT Project Financing

During January 2010 the Company arranged, and the board unanimously approved, a credit facility with a private individual for RMB 24.0 million (approximately $3.5 million) at an annual interest rate of 18%.  Interest accrues semi-annually and the final maturity date is February 8, 2011, at which time principal and interest will be due in a single payment.  The loan is non-recourse to the Company, but SNC, CCI and Sing Kung are all obligors under the loan agreement, and SNC’s remaining interests in the Changchun Project were pledged as collateral for the loan.  RMB 18.0 million (approximately $2.6 million) was drawn on the facility in February 2010, and all proceeds were used to pay obligations to Jiaohe Project creditors.  Final settlement with the subcontractor is still being negotiated, but the Company expects resolution prior to the maturity date of the credit facility and believes that the remaining availability under the credit facility will be sufficient to satisfy its obligation to the subcontractor.  The receipt of the first installment of the Jiaohe contract or a payment from the Changchun project is expected to be received prior to the maturity date of the credit facility, and the Company intends to utilize the proceeds to satisfy its obligations under the facility.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

(c)	Working Capital Financing

The requisite majority of the board unanimously authorized the Company to conduct a financing in February 2010 (the “Working Capital Facility”).  Prior to the end of March, 2010, $600,000 of the approved financing was subscribed by certain of the Company’s Class A Preferred Shareholders.  The term of the financing ends on the earliest to occur of (i) the first anniversary of the initial funding of the loan (February 22, 2010); (ii) the collection of US$4,000,000 or more of BT Project Receivables (net of costs and related payments) by its subsidiaries; (iii) an event of default; or (iv) the consummation of an acquisition of a business enterprise having a value greater than US$10 million or a merger transaction.  The loan amount is convertible by each Lender into Class B Preferred shares at any time and conversion is mandatory under certain circumstances.  The loan accrues interest at the rate of 3% per month. In conjunction with the authorization of the Working Capital Facility, the requisite majority of the Company’s Board also approved amendments to the Company’s Memorandum and Articles of Association that increased the authorized common shares from 100,000,000 to 175,000,000 and increased the authorized Preferred Shares from 25,000,000 to 35,000,000, including 10,000,000 shares of a newly authorized class of Preferred Shares,  the “Class B Preferred Shares” having the following rights and preferences:

-	a liquidation preference pari pasu with the Company’s Class A Preferred shares

-	a conversion ratio of 10 common shares for each Class B Preferred Share.

As of August 17, 2010, the Company’s cash position is believed to be sufficient to sustain operations beyond December 31, 2010 and no holders of the notes issued in conjunction with the funding of the Working Capital Facility had converted the notes to Class B shares.