Form 20-F
period 2010-12-31
CNC Development Ltd.
filed 2011-08-15
CIK 1442508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

c/o WHI, Inc.
410 South Michigan Ave., Suite 620
Chicago, Illinois 60605
(312) 957-4172

(Address of principal executive offices)

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
None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, Par Value US$0.0001; Class A Preferred Shares, Par Value US$0.0001; Warrants; and Units

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,206,2541 Common Shares, par value US$ 0.0001 per share; 6,744,079 Class A Preferred Shares, Par Value US$0.0001, 5,750,000 warrants and units.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐                       No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐                       No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☑                       No ☐

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

Yes ☐                       No ☑

1 This number is inconsistent with the number set forth in Item 10A below.

CERTAIN INFORMATION

Unless otherwise indicated and except where the context otherwise requires, in this Annual Report on Form 20-F references to:

•	“CNC”, “we,” “us”, “our”, “company” or “the Company” refer to CNC Development Ltd. (together with its subsidiaries and affiliated entities);

•	“IAG” refers to InterAmerican Acquisition Group, Inc.;

•	“Sing Kung” refers to Sing Kung Ltd.;

•	“Century City” refers to Century City Infrastructure Co., Ltd.;

•	“SNC” refers to Shanghai New Century City Development, Ltd.;

•	“Group” refers to CNC Development Ltd. together with SNC for periods prior to its acquisition by Sing Kung;

•	“BVI” refers to the British Virgin Islands;

•	“PRC” or “China” refer to the People’s Republic of China;

•	“stock purchase agreement” refers to that certain stock purchase agreement dated as of May 15, 2008 between IAG and Sing Kung, as amended;

•	“Sing Kung acquisition” refers to the transaction contemplated by the stock purchase agreement.

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	all references to “RMB” and “Renminbi” are to the legal currency of China, and all references to “dollars” or “$” refer to the legal currency of the United States.

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

WHI Inc. of 410 South Michigan Ave., Suite 620, Chicago, IL 60605 (tel: 312-957-4172) is our U.S. agent. Our BVI registered address is Sea Meadow House, Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. Our principal executive offices are located at Suite 1405 ， Huiyang Bldg 6 ， No.1139 Pu Dong Avenue, Shanghai ， 200135 in the PRC and our telephone number is (86) 21-13321992177.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F constitutes forward-looking statements. These statements relate to, among other matters:

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

A.  Selected Financial Data.

The following selected consolidated financial data as of December 31, 2010, 2009, 2008 and 2007 and for the years ended December 31, 2010, 2009, 2008 and for the period from January 18, 2007 (inception) through December 31, 2007 have been derived from the audited consolidated financial statements of the Company.  This information is only a summary and should be read together with the audited consolidated financial statements for the  years ended December 31, 2010, 2009 and 2008, respectively, included beginning on page F-1 hereof, the related notes, the section entitled “Operating and Financial Review and Prospects” and other financial information included in this Annual Report.

The consolidated financial statements are prepared and presented in accordance with U.S. GAAP.  The Sing Kung acquisition was, therefore, accounted for using accounting principles applicable to a recapitalization, with Sing Kung being treated as the accounting parent (acquirer) and the Company, the legal parent, being treated as the accounting acquiree. In a recapitalization, all accounting history, prior to the reverse merger date, becomes that of the accounting acquirer (Sing Kung). Accordingly, all historical information presented in the following selected financial data prior to the date of the Sing Kung acquisition is that of Sing Kung.   The results of operations of the Company in any period may not necessarily be indicative of the results that may be expected for any future period. See “ Risk Factors ” included elsewhere in this Annual Report.

CNC Development Ltd.
Selected Consolidated Financial Data
(in U.S. Dollars, except for share amounts)

Selected Consolidated Statement of Operations Data (1)	For the year ended December 31,				For the period from January 18, 2007 (inception) through December 31,
	2010		2009	2008(2)	2007(2)

Contract revenue	$-		$-	$4,892,204	$-
Cost of revenue	(268,460	) )	-	(304,386)	-

Gross profit	(268,460	) )	-	4,587,818	-

Operating (loss)/income	(8,358,456)		(5,137,149)	3,667,895	(9,961)

Net (loss)/income	(7,663,703)		(4,285,174)	3,770,139	(9,961)
Other comprehensive income (foreign currency translation adjustment)	495,467		284,589	278,593	-

Comprehensive (loss)/income	$(7,168,236)		$(4,000,585)	$4,048,732	$(9,961)

Net (loss)/income per share:
Basic	$(0.34)		$(0.20)	$0.18	-
Diluted	$(0.34)		$(0.20)	$0.16	-

Weighted average number of shares outstanding:
Basic	21,206,254		21,009,038	20,919,480	20,919,480
Diluted	21,206,254		21,009,038	23,834,480	20,919,480

Cash dividend per share:	-		-	-	-

Notes:
1)	We had no discontinued operations during the periods reported.
2)	Weighted average shares outstanding and earnings per share reflects the retroactive restatement of CNC’s shareholders’ equity to account for the effect of the Sing Kung acquisition.

	As of December 31,
Selected Consolidated Balance Sheet Data	2010	2009	2008	2007
Total assets	$19,594,401	$25,431,358	$53,487,750	$5,349
Stockholders (deficiency)/equity (net assets)	$(13,994,598)	$(5,373,231)	$4,039,271	$(9,960)
Common stock	$2,121	$2,121	$2,092	$2,092
Number of common shares issued and outstanding	21,206,254	21,206,254	20,919,480	20,919,480

Note: Shares outstanding reflect the retroactive restatement of CNC’s shares to account for the effect of the Sing Kung acquisition

B.  Capitalization and Indebtedness

Not required

C.  Reasons for the Offer and Use of Proceeds

Not required

D.  Risk Factors

An investment in our securities involves risk. The discussion of risks related to our business contained in this Annual Report on Form 20-F comprises material risks of which we are aware and you should consider these risks carefully. If any of the events or developments described actually occurs, our business, financial condition or results of operations would likely suffer and the value of our stock would likely decline.  You should pay particular attention to the fact that CNC is a holding company domiciled in the BVI with almost all of its assets in China. As a result, we are subject to legal and regulatory environments that differ in many respects from those of the U.S. The discussion of risks related to our business contained in this Annual Report on Form 20-F also includes forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements” above.

Risks relating to our business and operations

Our infrastructure business in the PRC has been suspended and may be discontinued altogether if sufficient resources and personnel cannot be assembled to restart operations in that country, with the result that we may be required to identify an alternative business and some or all of the value of our assets may be lost.

In order to reduce costs and maintain the existence of the company within the limits of our financial resources, we terminated all of our operating and management personnel in the PRC and transferred the projects in-progress to unrelated third parties who would assume the related liabilities. We are continuing our efforts to collect on our BT Project receivables (Net Investment in BT Projects) and to raise alternative financing sufficient to restart and support ongoing operations. However, it is likely that we will not be able to do either of these things in time to preserve our position in the market or reasonably assure our success as a BT Project developer. If our board determines that continuation in the infrastructure development business is not viable, then we will have to seek an alternative business strategy and there is no assurance that we will be able to do so or that we will have the resources to implement a new business plan. As a result, the company may have to liquidate and investors could suffer a total loss of their investment.

Our municipal government customers may be unable or unwilling to meet their contractual obligations to pay us, and if collection of our BT Project receivables is delayed, we are unlikely to be able to resort to litigation to enforce our contractual rights.

Many municipal governments in China, including our BT Project customers, are fiscally constrained and lack liquidity to timely meet all of their obligations. Our rights under our BT Contracts are not unambiguously clear, security interests intended to be granted by the contracts are not perfected and we have discovered that informal agreements and deficiencies in performance of the contracts by prior management may undermine the written contract terms. Furthermore, the legal framework in China is unfavorable to actions by private parties bringing actions against government entities and the outcome of such matters is often susceptible to influence of political and other forces. Consequently, we are unlikely to be able to successfully litigate to enforce payment of our completed BT Project contracts if we encounter collection problems or delays.  Even if we are successful doing so, we may not be able to collect on a judgment in our favor.  In either case, the net realizable value of our BT Project receivables could be reduced or eliminated altogether.

Cumulative BT Project cash flow has been negative since our inception, even though accounting rules applicable to our infrastructure development business resulted in positive reported earnings during 2008, and therefore access to significant incremental funding in excess of our current resources would be required to restart the business.

U.S. GAAP accounting separates cash flow from earnings due to applicable conventions regarding revenue recognition. As a result, although our accounting earnings were positive in 2008, our cash flow in every year, and cumulatively since inception, has been, and likely will continue to be, negative for our BT project business.  Consequently, we may not have sufficient working capital to meet our ongoing requirements or fund new business growth. Our management has not established, and our historical contract documentation does not support, reliable credit facilities or other mechanisms such as selling receivables that allow us to convert receivables on incomplete projects or long-term assets into cash to overcome this problem. Consequently, any reported earnings and financial statement net worth may not be indicative of our ability to meet our contractual obligations or to sustain ourselves as a going concern if we pursue resumption of the BT Project development business. Moreover, there can be no assurance that we will have access to working capital from credit or equity markets that is sufficient to allow us to restart the infrastructure development business.

The downsizing of our principal office in China and the termination of all managers located there may adversely affect our ability to effectively monitor the residual business, maintain relationships with historical customers who owe us money and collect BT Project receivables.

Currently, our sole officer is resident outside of the PRC and is not able to actively maintain business relationships with customers for whom BT Projects have been completed and to monitor factors that could hamper collection of BT Project payments still owed to us.   The necessity of having to travel internationally or to work in different time zones puts an additional burden on our management and utilizes scarce financial resources with the result that customer management may be inefficient or insufficient to ensure that collections are maximized. Effective solicitation of new business in the PRC is also precluded, as a practical matter, by the lack of proximity to customers and our lack of a qualified employee base in China.

While our infrastructure development business is suspended, competition, including potential competition from our former employees, may increase to the point that it is not possible for us to restart the business.

New competition may reduce our growth prospects or its level of profitability, even if we are able to resume suspended operations.  Competitors may attempt to copy or replicate our business model and our former employees are not restricted from assisting competitors or potential competitors from doing so or pursing business with our former customers. We believe that some of our former employees have already entered the BT project development business directly or affiliated themselves with our competitors. This could have an adverse effect on our ability to successfully restart our infrastructure development business.

If we elect to resume the infrastructure development business in China we will probably have to do so without the benefit of the historical relationship between Century City’s key managers and the key personnel at important universities involved in urban planning and development.

The managers of our PRC subsidiaries who have been terminated had established strategic partnerships with key personnel affiliated with each of China’s top research and urban planning institutions in the field of new city planning and design. These institutions include Tsinghua University in Beijing, Tongji University in Shanghai, and University of China Technology & Science in Anhui. Staff from each of these institutions has a long history of consulting for the Chinese government at the central, provincial, and municipal level on new city planning and economic development. Certain of our personnel, who are no longer affiliated with us, collaborated on planning projects with university staff members and built trust and relationships with the municipal leaders that were identified as potential customers. These relationships were considered important to guiding us to tailor our bids to precisely meet client needs, selecting qualified consortium partners that are trusted by prospective clients to perform the contracts, and accessing capital resources to finance and manage these projects. It is unlikely that these relationships can be reinstituted if we elect to pursue a restart of the infrastructure development business and their loss will likely make future project awards more difficult to win and less profitable.

The infrastructure development business is difficult to manage and adverse deviations in performance from expected results are likely.

Successful management of BT projects is challenging to achieve, and performance failures that could adversely affect our results, if we choose to restart this line of business, could arise from many factors, some of which will be outside of our control:

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

The infrastructure development business in the PRC is highly competitive and customer contracts are awarded through a public bidding process based on price and other terms, including the acceptance of certain risks,  that may prevent us from successfully restarting this business.

We historically competed in the infrastructure development business in the PRC with other general and specialty contractors, including large foreign-invested companies with international capabilities and small local contractors. Even if we are able to engage new management and attract the financing to pursue this line of business, we could be prevented from obtaining contracts for which we have bid due to price or  competitors’ greater perceived reputation, financial strength, resources and/or technology advantages. Even if we are awarded contracts, we face additional risks that could affect whether, or when, work will begin. For example, some contracts on which we may bid are subject to relocation of people using the land and other contingencies that may delay or result in termination of projects. Predicating future contracts or the geographic location of work is difficult because we have historically targeted work throughout China, which is a large and diverse geographic area.

Because BT Projects are large and the Company will be able to perform few projects, if it elects to restart this business, the risks of variability in month-to-month business performance, or performance from plan, is substantial.

If the Company restarts its infrastructure development business in the PRC, the number of projects in progress that it will be able to sustain is small and each project is likely to be large relative to the size of our business. Therefore, the risks of revenue volatility would be high as activity on a small number of projects in progress ebbs and flows and project completions occur irregularly. In addition, delays or problems encountered on any single project can have a large impact on overall business performance and can lead to significant deviations in month-to-month revenue and earnings and results as compared with plans.

Project delays could stem from a wide variety of sources that are outside of our ability to control and could even be due to a municipality or BT consortium partner’s inability or unwillingness to honor a contract with us. Variability in our financial performance, particularly if it is unanticipated, would likely have a negative impact on our stock value.

If we resume the infrastructure development business in China, we will be subject to a number of additional risks as a participant in the infrastructure development industry, which include:

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

•
The Chinese national government has traditionally encouraged local decision-making and incentivized local officials to pursue growth opportunities. As a result, each city and new urban area may create challenges by implementing unique local development policies.

•
The national government policy ultimately determines the local level of activity. Growth might be slowed in certain urban areas if the national government restricts favorable development policies or imposes restrictions on development.

•
China might choose to pursue a concentrated urbanization model that focuses resources and development on “supercities” of over 20 million inhabitants. If this policy is pursued, tighter land policies might be implemented and the growth of less developed urban areas would be slowed.

•	Future growth and development will be slowed if the Chinese government fails to invest in transportation and other necessary infrastructure.

•	Public funding shortages for infrastructure are predicted to increase and might have an adverse effect on business revenues.

•	Continued urbanization will require an increasing amount of resources thereby driving up the cost of continued growth and potentially reducing profit margins.

•
China’s municipalities have enjoyed considerable historical success in obtaining approval from the land resources authorities to grant land use rights that result in revenue to the municipalities. This revenue source has allowed the cities to build needed infrastructure and thereby encourage more development. The development environment would be adversely impacted if cities’ access to new land resources were to change.

Our ability to be successful in our business will be largely dependent upon the efforts of our chief executive officer, William C. Morro, who may not continue with us and who has no minimum obligation to work for us or to refrain from competitive activities while serving as our chief executive officer.

All of our personnel involved in our infrastructure development business in the PRC have been terminated and William C. Morro, our chief executive officer, is our sole officer and only employee familiar with our history and operations. Our ability to successfully restart our infrastructure business or enter a new line of business will be totally dependent upon the efforts of Mr. Morro until additional personnel can be retained. Although it is anticipated that Mr. Morro will remain associated with CNC, his ultimate willingness to do so will depend on us being able to obtain access to adequate financial resources to implement our business strategy and reaching satisfactory consensus among members of our board of directors regarding compensation, responsibilities and other such matters.

Our sole officer and our directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability conduct business and could reduce the value of our shares.

Our sole officer and our directors are not required to commit their full time to our affairs, which may result in any or all of them choosing to allocate time to other businesses and neglecting our business and operations. We do not currently and  do not intend to have any full time employees. Our sole executive officer is engaged in several other business endeavors and is not obligated to contribute any specific number of hours to our affairs. If our executive officer’s other business affairs require him to devote substantial amounts of time to such affairs, it could limit his ability to devote time to our affairs and could have a negative impact on our business, collection efforts, capital-raising efforts and investigation of alternative business strategies if it proves not viable to resume the infrastructure development business. We cannot assure you that these conflicts will be resolved in our favor.

Our sole officer, directors and their affiliates may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in determining which entity a particular business opportunity should be presented to.

We may enter new lines of business, whether or not we decide to permanently discontinue our infrastructure development business.  Our officers and directors may be affiliated with entities that are competitors or have conflicts with such new line of business.  In the future they may become affiliated with entities engaged in business activities similar to those then conducted by us. Additionally, our officers and directors may become aware of business opportunities which may be appropriate for presentation to us as well as the other entities to which they owe fiduciary duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. We cannot assure you that these conflicts will be resolved in our favor.

We may not be successful in our pursuit to commence operations in the telecom tower sector due to our lack of experience in that sector, our inability to win bids for projects or our inability to raise sufficient funds to commence operations.

In early 2011 we began exploring expansion opportunities in the telecommunications infrastructure sector outside of the PRC, specifically in the industry of wireless telecommunications tower development, acquisitions and leasing, which we hereafter refer to as the telecom tower sector.  In furtherance of this initiative, in February 2011, we initiated a formal working arrangement with a group of specialists, referred to as AcaTerra, whose principals have extensive experience in the telecom tower sector in emerging markets in Latin America.  However, if we are unable to retain AcaTerra or another experienced management company for an extended period of time, we may not be successful in our pursuit of this opportunity because our management lacks experience in this sector.  In addition, there cannot be any assurance that we or AcaTerra will be successful in winning the project or raising the financing necessary to commence operations.

If we are able to commence operations in the telecom tower sector in Latin America, it will expose us to political, currency, regulatory and other risks in countries where we have limited or no operating experience and our performance may be adversely affected as a result.

If we are able to commence operations in the telecom tower sector in Latin America, our financial performance may be significantly affected by general economic, political and social conditions in Latin America. Many countries in Latin America, have suffered significant economic, political and social crises in the past, and these events may occur again in the future. We cannot predict whether changes in political administrations will result in changes in governmental policy and whether such changes will affect our business. Factors related to economic, political and social conditions that could affect our performance include:

•	significant governmental influence over local economies;
•	substantial fluctuations in economic growth;
•	high levels of inflation;
•	changes in currency values;
•	exchange controls or restrictions on expatriation of earnings;
•	high domestic interest rates;
•	wage and price controls;
•	changes in governmental economic or tax policies;
•	imposition of trade barriers;
•	unexpected changes in regulation; and
•	overall political, social and economic instability.

Adverse economic, political and social conditions in Latin America may inhibit demand for any telecommunication services that we may develop and create uncertainty regarding our operating environment, which could have a material adverse effect on our company.

CNC has not been able to retain or recruit adequate management personnel to operate its infrastructure business in the PRC and if it seeks to hire such personnel to restart the business, or to pursue an alternative business, it may not be able to do so.

CNC’s success as an operating business is dependent, to a large extent, on its ability to retain the services of qualified executive management personnel, who can drive its growth and expansion. Because of the requirement to suspend operations and terminate key managers to lower costs, there is no continuity of key personnel to carry on the business. In particular, recruitment of personnel to replace Mr. Zhaosheng Wu and Professor Zhu may be difficult and could preclude the successful restart of operations. Moreover, increased competition for qualified personnel in China could result in an increase in wages or a shortage of project-managers that would limit the number of projects on which our Chinese subsidiaries could work or reduce their ability to profitably compete.

We do not currently have an operations management team and, as is likely, if we are unable to retain new management with the necessary skills and relationships, it would impair future growth and business viability.

As a BT project developer, future growth of the business depends on the ability to hire managerial talent for critical operational positions. We do not currently have an operations management team and must recruit one or bring back terminated managers to adequately operate any new projects. If the cost of recruiting new management is high, or qualified personnel are unavailable, CNC may not operate efficiently or have the capacity to expand rapidly. The supply of experienced engineers, project managers, field supervisors, and other skilled workers may not be sufficient to meet current or expected demand for BT project services. Our business could also be adversely affected by the commencement of new, large-scale infrastructure projects, or increased demand for management personnel that would otherwise be available to us if we are not awarded such projects. If we are unable to hire employees with the requisite skills, we may also be forced to incur significant training expenses. The occurrence of any of the foregoing could have an adverse effect on our business, operating results, financial condition, and value of our stock.

Risks relating to our weak financial condition

Our ability to continue as a going concern likely depends on our ability to raise additional capital and we may not be able to do so, with the result that our business and operations would be materially and adversely affected and we may be forced to liquidate.

The viability of our BT Project development business or our entry into a new line of business, such as the Central America Telecom Project (discussed in greater detail below in the section entitled “[Recent Corporate and Commercial Developments – Suspension of Business in the PRC/New Initiatives]”, depends primarily on our access to capital. Our ability to raise additional capital depends on new equity or debt financing conditions in the U.S., China or other international debt or equity markets. The costs of debt or equity capital may make projects unfeasible or less profitable and may not be acceptable. Borrowing from Chinese banks remains difficult and is generally only available at low levels of leverage and with long lead times. Government policy changes may also restrict the availability of bank loans because the Chinese authorities actively use policy to manage the economy. Our BT Project contracts do not meet the standards typically required by lenders in China or internationally to constitute collateral for a loan. Access to the international debt and equity markets is unpredictable. In the US equity markets in particular, investors have recently pulled back from investing in smaller companies with operations concentrated in China and other emerging markets and many such companies have been unsuccessful in raising equity capital on acceptable terms or at all within the past 12 months.  If we cannot raise equity or monetize our assets through debt, working capital will continue to be constrained and this could adversely impact the value of our shares, preclude us from entering a new line of business or force us to liquidate.

To avoid incurring liabilities in the PRC that could not be met with available cash, the Company has scaled back its expenses, negotiated deferred payment arrangements with those vendors and creditors whose payment obligations were not contingent on collections related to BT projects and entered into term financing arrangements that extend beyond the dates when further BT project collections are expected.

We have issued debt securities and may issue additional debt securities to fund our business that could cause a default and foreclosure on our assets if our cash flow is insufficient to pay our debt obligations.

We have limited capital resources and are likely to raise debt to support our activities in the event that we decide to continue operations. Our existing debt, and any new debt securities we may issue to fund our operations, is likely to result in:

•	the need to make high debt service payments that reduce the value of existing shareholders’ equity or that reduce earnings available to shareholders

•	default and foreclosure on our assets if our operating revenues are insufficient to pay our debt obligations;

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

We cannot assure you that debt financing would be available to us on acceptable terms, if at all. None of our officers, directors or stockholders is required to provide any financing to us. To the extent that additional financing proves to be unavailable when needed, we would be compelled to restructure the company or liquidate, possibly resulting in substantial or total loss to shareholders.

Holders of shares of IAG’s common stock at the time of the stock purchase with Sing Kung who purchased their units in the IPO and who did not convert their shares into cash may have rights to rescind their purchases and assert a claim for damages against CNC, which actions would further constrain the company’s financial position.

The company does not have adequate financial resources to fund rescissions of its securities or defend itself against claims for rescission or damages. If such claims are brought against the company and the amounts are material, it would jeopardize our viability and we might be forced to liquidate, resulting in substantial or total loss to shareholders.

Risks associated with operating in a foreign jurisdiction

If social unrest, acts of terrorism, regime changes, changes in laws and regulations, political upheaval, or policy changes or enactments occur in the BVI, where we are domiciled, or in China, where we have operations, or in Trinidad where we have collateral for a loan, it may result in a negative impact on our business.

Political events in the BVI, Trinidad or China may significantly affect our business, assets or operations. Social unrest, acts of terrorism, regime changes, changes in laws and regulations, political upheaval, and policy changes or enactments in either the BVI, Trinidad or China could negatively impact our business, the value of our assets and our share price. Because most of our business operations and assets are located in China, we are particularly susceptible to a wide range of political, legal and other uncertainties in that country. These uncertainties encompass changes or interpretation of national, state and local governmental regulations, including environmental, labor, waste management, health and safety matters and product and engineering specifications. We are also subject to laws and regulations in the PRC governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. In addition, our PRC subsidiaries are subject to significant government regulation with regard to property ownership and use in connection with their BT project contracts, currency restrictions, licensing restrictions and other areas of regulation, all of which impact our profits and operating results and could adversely impact our share price.

Because China has a difficult and unpredictable legal system and underdeveloped laws and regulations that are unclear and subject to corruption and inexperience, it may adversely impact our results of operations and financial condition.

China is notable for having an unpredictable legal system and underdeveloped laws and regulations that are unclear and subject to corruption and inexperience. We may be unable to effectively enforce legal protections, including with respect to contract, intellectual property and other property rights, or to defend ourselves with regard to legal actions taken against us in the PRC, which could adversely impact our operations, assets or financial condition. Chinese rules and regulations are often ambiguous or open to differing interpretation by responsible individuals and agencies at the municipal, state, regional and federal levels. The attitudes and actions of such individuals and agencies are often difficult to predict and inconsistent. Delay with respect to the enforcement of particular rules and regulations, including those relating to customs, tax, environmental and labor, could cause serious disruption to operations abroad and negatively impact our results.

Because Chinese law governs a majority of CNC’s material agreements, we may not be able to enforce our legal rights within the PRC or elsewhere, which could result in a significant loss of business, business opportunities, or capital.

Chinese law governs a majority of the material agreements of CNC. Our PRC subsidiaries may not be able to enforce their material agreements, and remedies may not be available outside of the PRC. The system of laws and the enforcement of existing laws in the PRC is not  as certain in implementation and interpretation as in the U.S. The Chinese judiciary relies on judicial interpretation on a case-by-case basis and therefore the enforcement of corporate and commercial law may lead to a higher degree of uncertainty as to the outcome of any litigation than would be expected for matters litigated in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

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

However, in recent years, the PRC government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership in business enterprises and acceptance of private- and foreign-company participation in previously restricted sectors. The business of our PRC subsidiaries has benefited greatly from that new outlook. Although we believe that the changes adopted by the PRC government have had a positive effect on the economic development of the PRC, additional changes still need to be made. For example, a substantial portion of productive assets in the PRC are still owned by government entities and they often receive preferential opportunities to undertake work in the sectors in which we have historically operated. Additionally, governments continue to play a significant role in regulating industrial development, setting priorities for urban development and dictating pricing for goods and services supplied to government entities. We cannot predict the timing or extent of any future economic reforms that may be proposed.

A recent positive economic change has been the PRC’s entry into the World Trade Organization, the global international organization dealing with the rules of trade between nations. Many observers believe that the PRC’s entry will ultimately result in a reduction of tariffs for industrial products, a reduction in restrictions on activities in which foreign-owned companies can participate and an increase in international trade with China. However, the PRC has not yet fully complied with all of obligations that it must meet prior to being admitted as a full member of the WTO, including fully opening its markets to goods and services from other countries, currency exchange requirements and other measures designed to ease the current imbalances in trade matters that China has with many of its trading partners. If the scheduled actions to rectify these problems are not completed, trade relations between China and some of its trading partners may be strained. While the majority of our business currently is conducted solely within China and involves the provision of services locally rather than trade, deterioration in trade relations generally could have a negative impact on China’s economy, which would adversely affect infrastructure development. It could also reduce or eliminate any benefits that we might achieve if we are able to expand the scope of our business in China.

Because our business operations exclusively utilized the Renminbi, we may experience a decrease in U.S. dollar earnings because of the fluctuation of the Renminbi against the dollar or other currencies.

The value of the Renminbi, the main currency used in the PRC, fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions and Chinese government policy. The conversion of Renminbi into foreign currencies such as the dollar has been generally based on rates set by the People’s Bank of China, and such rates are subject to adjustment on a daily basis. While the official exchange rate remained stable prior to 2008, the PRC has more recently adopted a floating rate with respect to the Renminbi, with permitted ranges of fluctuation. Almost all of the Company’s assets are denominated in RMB and fluctuations of the Renminbi/U.S. dollar exchange rate could have various adverse effects on our business or the valuation of our assets. We do not hedge such exposures.

Foreign exchange regulations in the PRC may affect our ability to borrow on or sell our financial assets or pay dividends in foreign currency or conduct other foreign exchange business.

Chinese currency is not presently a freely convertible currency, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside the PRC or to borrow on or sell financial assets in international markets or make dividends or other payments in U.S. dollars. The PRC government, through the State Administration for Foreign Exchange, referred to as SAFE, regulates conversion of RMB into foreign currencies. Currently, Foreign Invested Enterprises (such as Century City) are required to apply for “Foreign Exchange Registration Certificates” and to renew those certificates annually. However, even with that certification, conversion of currency in the “capital account” (e.g. for capital items such as direct investments or loans) still requires the approval of SAFE. There is no assurance that SAFE approval will be obtained, and if it is not, it could impede our liquidity and business activities.

We are subject to restrictions on dividend and other payments from our PRC subsidiaries.

We must rely on dividends and other distributions from our subsidiaries located in the PRC to provide us with cash flow and to meet our other obligations. Current regulations in China would permit our subsidiaries domiciled in the PRC to distribute funds to us only out of the accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. The payment of management and other fees to us by our subsidiaries will be limited by other applicable regulations including currency exchange regulations. In addition, if the PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

A return to more stringent profit repatriation controls may further limit the ability of our PRC subsidiaries to pay dividends and would reduce the attractiveness of investing in Chinese business opportunities.

Chinese law allows enterprises owned by foreign investors to remit their profits, dividends, and bonuses earned in China to other countries, and the remittance does not require prior approval by SAFE. SAFE regulations require extensive documentation and reporting, some of which is burdensome and slows payments. If there is a return to payment restrictions and reporting, the ability of a PRC company to attract investors will be reduced. In addition, current investors may not be able to obtain the benefits of the profits of the business generated in China for other reasons.

It is possible that China tax authorities may require changes in determining income of the company that would limit our ability to pay or the desirability of paying dividends and making other distributions. Chinese law requires companies to set aside a portion of after-tax income to fund certain reserves, which amounts are not distributable as dividends. These rules and possible changes could restrict us from repatriating funds and ultimately making distributions to our stockholders as dividends.

If Grupo Saber (Trinidad) Ltd. defaults on our loan, it may be uncollectible due to difficulties in exercising lien rights in Trinidad or against the co-borrowers.

In March 2011 we loaned Grupo Saber (Trinidad) Ltd. and affiliated co-borrowers $100,000 secured by a telecommunications tower in Trinidad.  The legal system in Trinidad is less predictable than in the United States and there is a likelihood that if Grupo Saber (Trinidad) Ltd. defaults on the loan that we will not be able to foreclose on the collateral pledged or that our efforts to do so will not be justified by the cost or difficulty.  If this proves to be the case, then the carrying value of our loan could be partially or fully impaired, which would be material in light of our weak financial condition.

We are a BVI company and, because the rights of shareholders under BVI law differ from those under U.S. law, our shareholders may have fewer protections than shareholders of U.S. corporations.

Our corporate affairs are governed by our Memorandum and Articles of Association, the Business Companies Act of the BVI, referred to as the Act, and the common law of the BVI. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibility of the directors under BVI law are governed by the Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from English common law, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less prescriptive body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

If U.S. stockholders sought to sue CNC officers or directors, it may be difficult to obtain jurisdiction over the parties and access to the assets located in the BVI or the PRC.

Some of our directors reside outside of the U.S. and it may therefore be difficult, if not impossible, to acquire jurisdiction over these persons in the event a lawsuit is initiated against us and/or our officers and directors by stockholders in the U.S. It also is unclear if extradition treaties now in effect between the U.S. and the BVI or the PRC would permit effective enforcement of criminal penalties of the Federal securities laws. Furthermore, because substantially all of our assets are located in the BVI or the PRC, it would also be difficult, if not impossible, to access those assets to satisfy an award entered against us in U.S. court. Moreover, we have been advised that the PRC does not have treaties with the U.S. providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may not be possible for investors in the U.S. to enforce their legal rights, to effect service of process upon certain of our directors or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws.

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

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the BVI for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum or articles of association, then the courts will typically grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority, (ii) acts that constitute fraud on the minority where the wrongdoers control the company, (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote, and (iv) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority stockholders under the laws of many states in the United States.

Risks relating to our legal and capital structure

The public “float” of CNC’s common shares was significantly reduced by the repurchase of shares at the time of the redomestication merger with IAG with the result that the small number of beneficial holders of our securities and concentration of their holdings limits trading in our securities and, unless the ownership base is expanded, precludes obtaining a listing on any national United States securities exchange.

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

Our outstanding warrants may have an adverse effect on the market price of our stock and make it more difficult to raise capital.

In connection with its initial public offering (“IPO”), IAG issued warrants to purchase 5,750,000 shares of common stock as part of the units offered in the IPO. As a result of the redomestication merger with CNC, the exercise of the warrants would result in the issuance of both common and Class A Preferred shares.  The potential for the issuance of substantial numbers of additional shares upon exercise of these  warrants will increase the number of issued and outstanding shares of both our common stock and our Class A Preferred stock and would likely reduce the value of our existing outstanding shares of common and Class A Preferred stock. Accordingly, our warrants may make it more difficult to effectuate future fundraising. Additionally, the sale, or even the possibility of sale, of the shares underlying the warrants could have an adverse effect on the market price for our securities or on our ability to obtain future financing. If and to the extent the above-mentioned warrants are exercised, our stockholders will experience dilution to their holdings.

The rights of Company security holders who are entitled to rescind their purchases of CNC shares, units or warrants and assert a claim for damages against us and our current or former officers and directors may be adversely affected because the Company and many of the persons potentially liable upon such claims are not residents of the United States.

The prospectus issued by IAG in its IPO did not disclose that funds in the trust account might be used to purchase shares of IAG common stock, units or warrants from holders thereof who indicated their intention to vote against the stock purchase with Sing Kung and convert their shares into cash. Consequently, such use of the funds in the trust account might be grounds for a holder of our common and Class A Preferred shares to seek rescission of the purchase of such shares if he or she acquired them through purchase of IAG units in IAG’s initial public offering and still held the IAG shares or units at the time of the Sing Kung stock acquisition without seeking to convert them into cash or voting in favor of the Sing Kung acquisition. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. As IAG no longer exists as a result of the redomestication merger with CNC, such claims might be brought against us, our directors and officers and the former directors and officers of IAG. However, because the Company and most of such persons are not residents of the United States and have no assets in the United States, enforcing any award for damages may be difficult or impossible.

The founding stockholders of IAG, including our chief executive officer, together with some of our  directors and a small number of Class A Preferred shareholders, control a substantial voting interest in us and thus may influence certain actions requiring a stockholder vote.

Our board of directors is divided into multiple classes, one class of which is appointed by the Class A Preferred Shareholders (the “Class A directors”) and currently comprises a majority of the board, and three classes of directors which are elected by the common shareholders (“common directors”), each of which will generally serve for a term of two years with only one class of common directors being elected in each year. As a consequence of our ‘‘staggered’’ board of directors, only a minority of the board of directors will be considered for election annually. As long as the Class A Preferred directors are entitled to hold a majority of board seats, the IAG founding stockholders, including our chief executive officer and as few as three other Class A shareholders will have the ability to elect a majority of our board members. Accordingly, our founding stockholders will continue to exert control for the foreseeable future. In addition, the IAG founding stockholders and their affiliates and relatives are not prohibited from purchasing our shares in the open market. If they do, we cannot assure you that the IAG founding stockholders will not have considerable additional influence upon the votes affecting the value of shares held by other shareholders.

Provisions of CNC’s Memorandum and Articles of Association may have the effect of preventing an acquisition or tender offer that might be viewed by stockholders to be in their best interests.

Certain provisions of our Memorandum and Articles of Association may have the effect of discouraging a tender offer or other attempt to gain control of CNC in a transaction that is not approved by the board of directors. However, to the extent these provisions successfully discourage the acquisition of control of CNC or tender offers for all or part of our capital stock, they may have the effect of preventing an acquisition or tender offer which might be viewed by stockholders to be in their best interests. Tender offers or other non-open market acquisitions of stock will generally be made at prices above the prevailing market price of our stock and may cause the market price of the stock to reach levels that are higher than would otherwise be the case. Provisions that discourage such purchases may thereby deprive stockholders of an opportunity to sell their stock at a temporarily higher price. Thus, these provisions may decrease the likelihood that a tender offer will be made, and, if made, will be successful. As a result, the provisions may adversely affect those stockholders who would desire to participate in a tender offer. These provisions may also serve to insulate incumbent management from change and to discourage not only sudden or hostile takeover attempts, but also any attempts to acquire control that are not approved by the board of directors.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements that provide stockholders the protection of information that must be made available to stockholders of United States public companies.

We are a foreign private issuer within the meaning of the rules promulgated under the Securities Exchange Act of 1934. As such, we are exempt from certain provisions applicable to domestic U.S. public companies including:

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

Although some of our directors own shares of our common stock, no salary or other compensation has been paid to our directors for services rendered by them on our behalf. Accordingly, we believe our non-executive directors would be considered ‘‘independent’’ as that term is commonly used. However, under the policies of the North American Securities Administrators Association, Inc., an international organization devoted to investor protection, because some of our directors own shares of our securities and may receive reimbursement for out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, state securities administrators could take the position that all of such individuals are not ‘‘independent.’’ If this were the case, they would take the position that we would not have the benefit of any independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement. Additionally, there is no limit on the amount of out-of-pocket expenses that could be incurred and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which would include persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. Although we believe that all actions taken by our directors on our behalf will be in our best interests, whether or not they are deemed to be ‘‘independent,’’ we cannot assure you that this will actually be the case. If actions are taken, or expenses are incurred that are actually not in our best interests, it could have a material adverse effect on our business and operations.

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business.

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act  (“SOX”). CNC intends, and is attempting, to address its internal controls deficiencies but there can be no assurance that we will be successful in doing so. If we resume the infrastructure development business in China, or enter a new line of business, we will have to address the requirements of SOX in order to do so and be compliant. If CNC is not able to implement the requirements of SOX, its independent registered public accounting firm may not be able to certify as to the adequacy of its internal controls over financial reporting. Matters impacting CNC’s internal controls may cause it to be unable to report its financial information on a timely basis and thereby subject it to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in CNC and the reliability of its financial statements. Confidence in the reliability of CNC’s financial statements could also suffer if the Company or its independent registered public accounting firm were to report a material weakness in its internal controls over financial reporting. This could materially adversely affect CNC and lead to a decline in the price of its registered equity securities.

We have had difficulty establishing adequate management, legal and financial controls in the PRC, which could have resulted in misconduct and non-compliance with applicable laws and requirements, the effects of which are not yet known to us but could be materially adverse.

As a privately held company with all of its subsidiaries operating exclusively in the PRC, Sing Kung was not historically focused on establishing Western-style management and financial reporting concepts and practices, as well as modern banking, computer and other internal control systems. Subsequent to the acquisition we have determined that sound management practices were not consistently used and there is uncertainty about whether or not the Company’s management of the BT Projects completed could subject it to tax or other liabilities in the future, cause difficulties in collecting BT Project receivables because of claims the government customers or others may have against Century City or SNC or their prior owners or managers or blunt our defenses against erroneous claims against our PRC subsidiaries. For example, we do not have complete financial or project records, historical financial data or complete corporate records that meet standards typical of United States companies.

A committee of our board, with assistance from outside legal counsel and other consultants is investigating conduct and practices of prior management and potential claims against the former Sing Kung shareholders related to the stock purchase agreement, the findings and implications of which could be materially adverse.

Our Board has commenced a review of certain past payments and contract arrangements of Sing Kung and its subsidiaries made to third parties, and parties related to its Sing Kung’s former shareholders and to the misappropriation of our assets by such parties. The investigation is being supported by independent legal counsel and other independent consultants.  The internal investigation is ongoing and we have incurred and expect to continue to incur material expenses to pursue investigative activities and any claims that are supported by the findings. There is no assurance that the findings of the investigation will not lead to a requirement to make historical financial statement adjustments, which could be material.

Tax risks

We are subject to various tax regimes, so any change in tax laws and regulations in any one of the relevant jurisdictions may result in reduced profitability and an increase in tax liabilities.

We have operations in the PRC, are domiciled in the BVI, have collateral property in Trinidad and have shares listed on the OTC in the U.S. To the extent we elect to expand to other emerging markets we would have operations in other tax jurisdictions as well. We are subject to the tax regimes of the countries where we have operations or subsidiaries. Any change in tax laws and regulations or the interpretation or application thereof, either internally in one of those jurisdictions or as between those jurisdictions, may adversely affect our profitability and tax liabilities.

The “Enterprise Income Tax Law” of the PRC may have a material adverse effect on our financial condition and results of operations.

In March 2007, China National People’s Congress adopted the Enterprise Income Tax Law (the “New Tax Law”), which became effective on January 1, 2008. According to the New Tax Law, for dividends made in the year 2008 or after, foreign investors are subject to a withholding tax on the dividends derived from a source within China. The New Tax Law prescribes a statutory withholding tax rate of 20%; however, China’s taxation authority may subsequently reduce or exempt such tax or adjust it in accordance with applicable bilateral tax treaties that may be negotiated in the future. In addition, a lower withholding tax rate may be applied if the foreign investor is domiciled in a country or place that has an Agreement for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income with China. Since the New Tax Law has only been adopted recently and only limited detailed regulations on the New Tax Law have been published, there is uncertainty as to how the New Tax Law should be interpreted or implemented. Any discontinuation of preferential tax treatment and any increase of the enterprise income tax rate applicable to our PRC subsidiaries, or the loss of the exemption on dividend tax, could have a material adverse effect on our financial condition and results of operations.

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

We believe that we were classified as a passive foreign investment company with respect to our 2009 and 2010 taxable years, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. Because we and our subsidiaries had interest income (which is passive income) in 2009 and 2010, and neither we nor our subsidiaries had any non-passive income in 2009 or 2010 due to our lack of operating activity, we believe we will not satisfy the income test described above.  As a result, we believe that we, and one or more of our subsidiaries, will be classified as a PFIC with respect to our 2009 and 2010 taxable years.  We must make a separate determination at the close of each taxable year as to whether we are a PFIC. Thus we may continue to be a PFIC for 2011 or any future year if we do not resume the infrastructure development business in China or elsewhere or enter a new line of business. Absent a special election, U.S. persons who hold stock in a PFIC may be subject to additional U.S. federal income taxes on gain recognized with respect to the ordinary shares and on certain distributions, plus an interest charge. In addition, if we were treated as a PFIC for any taxable year during which a U.S. person held our shares, dividends paid by us in that year or the following taxable year will not be eligible for the reduced rate of taxation applicable to non-corporate U.S. investors, including individuals.  See Section 10E. Additional Information, Taxation —U.S. Federal Income Taxation of U.S. Holders.”

Other risks

We are unlikely to pay cash dividends, so the liquidity of a stockholder’s investment depends on his or her ability to sell the stock at an acceptable price, and the market price of the stock may fluctuate greatly.

Other than a return of capital to a small percentage of IAG common shareholders, previously referred to as a “closing dividend”,  who did not vote against the Sing Kung acquisition and did not otherwise waive or forfeit their rights to such distribution, we have never declared or paid any cash dividends on our common stock or Class A Preferred stock, and we have no plans or expectations of  doing so in the future, other than as may be stipulated in our Memorandum and Articles of Association with respect to our Class A Preferred Shares. Instead, we expect to apply earnings toward the further expansion and development of our business. Thus, the liquidity of your investment is dependent upon your ability to sell our stock at an acceptable price, rather than receiving an income stream from it. The price of our stock can go down as well as up, and fluctuations in market price may limit stockholders’ ability to realize any value from their investment, including recovering the initial purchase price.

You might not be able to resell your holdings of our securities at or above the price you have paid or at all because our shares trade infrequently, volumes are small and the price is volatile.

The price at which our common shares have traded has been highly volatile, with a high and low sales price of US$0.15 and US$0.11, respectively, from January 1, 2011 through July 15, 2011. You might not be able to sell the shares of our common shares at or above the price you have paid. The stock market has experienced extreme volatility that often has been unrelated to the performance of its listed companies. The share prices of companies like ours, that achieved public listing through a reverse merger process and whose primary businesses are domiciled in the PRC, have recently been subject to downward price pressure that is not characteristic of the market as a whole.  Moreover, only a limited number, and often none, of our shares are traded on any given day, which could increase the volatility of the price of our shares and makes them difficult or impossible to sell. These market fluctuations might cause our share price to fall regardless of our performance. The market price of our common shares might fluctuate significantly in response to many factors, some of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our operating results;

•
announcements by us of significant collections of existing contracts or impairments of outstanding receivables, new contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

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

Our securities are subject to the Securities and Exchange Commission’s penny stock rules and broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

Because our common and Class A Preferred stock has a market price per share of less than $5.00, transactions in our securities are subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934, as amended. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

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

As a consequence of being subjected to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and holders of our securities may find it more difficult to sell such securities.

Our securities are quoted on the OTC Bulletin Board, which may limit the liquidity and price of our securities more than if our securities were quoted or listed on a national exchange such as Nasdaq or NYSE AMEX.

Our securities are traded in the over-the-counter market and are quoted on the OTC Bulletin Board, a FINRA-sponsored and operated inter-dealer automated quotation system for equity securities not included on a major national exchange such as Nasdaq or NYSE AMEX. Quotation of our securities on the OTC Bulletin Board may limit the liquidity and price of our securities more than if our securities were quoted or listed on Nasdaq or another national exchange. We cannot assure you that our securities will continue to be traded on the OTC Bulletin Board in the future. If the Company were to lose the right to have its securities traded on the OTC Bulletin Board, we could face significant material adverse consequences, including a:

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

We are not currently eligible for a listing on a major national stock exchange and as long as this remains the case, it may prevent improvements in the active, liquid trading market for our common stock or Class A Preferred stock or warrants, and the liquidity and trading price for our securities may be adversely affected.

Our common stock is currently traded on the Over the Counter Bulletin Board and we are not currently eligible to apply for a listing on any major national stock exchange in the United States, including the Nasdaq Stock Market, due to deficiencies including our market capitalization, number of shareholders and share price. Until corrected, and there can be no assurance that we will be able to effect the necessary corrections, we cannot list our securities on a major national exchange. Consequently, our security holders will continue to face the possibility of limitations on their ability to trade our common stock, units, Class A Preferred stock, units and warrants and the price that can be obtained for our securities.

ITEM 4.	INFORMATION ON THE COMPANY

A.  History and Development of the Company

CNC was established under the laws of the BVI on August 8, 2008, as a subsidiary of IAG, a blank check company that was formed as a vehicle for an acquisition of an operating business.  CNC’s purpose was to merge with IAG for purposes of changing domicile and, as the surviving company in the merger, to hold a 100% interest in Sing Kung upon the completion of the Sing Kung acquisition (a reverse acquisition transaction).    As further discussed below, most of the shares of IAG were repurchased or converted upon consummation of the merger. Those IAG securities that remained outstanding were converted to securities of CNC as follows:

•	each outstanding share of IAG common stock automatically converted into 0.1850734 common share of CNC and 0.8857955 Class A Preferred share of CNC;

•	each outstanding IAG warrant automatically converted into one CNC warrant that may be exercised for 0.1850734 common share of CNC and 0.8857955 Class A Preferred share of CNC; and

•	each outstanding IAG unit automatically converted into one CNC unit comprised of one CNC warrant and one share.

On September 9, 2009, contemporaneous with the consummation of the redomestication merger, CNC acquired 94.9% of the common shares of Sing Kung pursuant to the stock purchase agreement. Between September 9, 2010 and October 2, 2010, CNC acquired all of the remaining common shares and Preferred shares of Sing Kung pursuant to an exchange agreement, giving CNC 100% ownership of the equity of Sing Kung.

History Prior to the Sing Kung acquisition

IAG was a blank check corporation organized under the laws of the State of Delaware on May 10, 2005, under the name “InterAmerican Acquisition Group, Inc.”  IAG was formed to effect a business combination with an unidentified operating business.   In September 2007, IAG successfully consummated a private placement and an initial public offering of its equity securities from which it derived aggregate net proceeds of approximately $42.9 million. Approximately $42.2 million of the net proceeds was placed in a trust account and was released to the Company upon consummation of the Sing Kung acquisition. The balance of the net proceeds from the initial public offering plus interest earned on the trust account of approximately $1.0 million was used by IAG to pay the expenses incurred in its pursuit of a business combination. IAG formed CNC as required by the stock purchase agreement with Sing Kung and in contemplation of consummating the Sing Kung acquisition. Other than its initial public offering and the pursuit of a business combination, IAG and CNC did not engage in any business prior to the Sing Kung acquisition.

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

The stock purchase agreement with Sing Kung specifically contemplated the formation of CNC, the redomestication to the BVI and the purchase of 100% of the Sing Kung shares either directly or pursuant to the exchange agreement. The stock purchase agreement also provided for the original Sing Kung shareholders to receive additional shares in future years based on achievement of specified after-tax operating profits (the “earn-out”). The stock purchase agreement was twice amended to reflect below-plan operating performance of Sing Kung and market conditions. With each amendment, the share purchase and exchange ratios were adjusted, resulting in the final ratios described above. The final amendment also adjusted the terms of the earn-out to provide for the original stockholders of Sing Kung to be issued up to 10,300,000 shares of CNC common stock, if, on a consolidated basis, the Company has net operating profit after-taxes (calculated in accordance with U.S. GAAP and excluding any profit from an acquisition by CNC that involves the issuance of securities that has a dilutive effect on the holders of common stock of CNC). The net operating profit targets for CNC for the years ending December 31, 2010 and 2009 of $19.5 and $15.0 million respectively were not met and so the maximum number of shares that could still be issued under the terms of the earn-out is 6,300,000.  The schedule of additional shares issuable to Sing Kung stockholders upon achieving the target net operating profit for remaining fiscal years covered by the earn-out period is shown below:

	Net Operating Profit	Additional Common Shares
Year ending December 31,	(after tax)	Issuable
2011	$25,350,000	2,100,000
2012	$32,955,000	2,100,000
2013	$42,841,500	2,100,000

Corporate Structure Summary and Development History

The following chart illustrates our corporate structure as of December 31, 2010 and as of the date of this filing:

Sing Kung . Sing Kung is the sole subsidiary of CNC and has no current business purpose other than to hold the shares of the Chinese operating subsidiaries. Sing Kung was incorporated in the BVI on January 18, 2007 as a limited liability company.

Century City . Century City is registered as a foreign-invested enterprise and is the principal corporate entity among CNC’s subsidiaries operating in China. It was formed on December 26, 2007 by Sing Kung in Changchun, the People's Republic of China as a limited liability company. On December 27, 2007, Century City entered into a management, stock pledge and purchase rights agreement with SNC that provided Century City with a substantial degree of control over SNC and conveyed to Century City the right to acquire a 100% ownership interest in SNC. Based on the substance of these agreements, Century City entered the infrastructure development business and SNC is regarded as a predecessor company (although it was not consolidated for accounting purposes based on the facts and circumstances of the agreements). Together, SNC and Century City carried on the Company’s infrastructure development business in China until operations were suspended in January 2010. The approved registered capital of Century City was originally $30 million, but this was reduced effective December 31, 2009 to approximately $12 million because sufficient funds were not available within the prescribed time frame to utilize the full $30 million authorization.

SNC . SNC was organized in Shanghai, the PRC on July 11, 2005 as a limited liability company. It has registered capital of RMB 30 million (approximately $4.4 million)  SNC was engaged in the infrastructure development business, integrating BT Development projects from its formation until operations were suspended in January 2010. However, SNC only undertook and completed one such project and it was the originator of one other project ultimately completed by Century City during 2008.

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

Recent Corporate and Commercial Developments – Suspension of Business in the PRC/New Initiatives

Due to a lack of liquidity with which to carry on its operations in China, the Company began scaling back staff to reduce expenses in August 2009 and at about the same time began exploring the transfer of its ongoing BT projects to third parties to avoid execution failures and to limit liabilities to BT project subcontractors. By the end of November 2009 our Chinese subsidiaries had ceased pursuing new business and the remaining staff was focused on resolution and rectification of work and expediting collection of receivables on contracts that were substantially completed and on contract renegotiations and transfers for projects in progress.  Our board formally approved the full suspension of infrastructure development business operations in January 2010 and the termination of the lease for our principle offices in Shanghai. With the exception of the minimal staff required to pursue collections, resolve open contract issues and handle required administrative and accounting matters, all personnel involved in the infrastructure development business in the PRC were terminated. The chief financial officer, Young Xu, resigned at the end of January 2010 and his accounting duties have been outsourced to a third-party accounting firm based in Shanghai, Shanghai Long Term CPAS. We are currently renting smaller office space from an affiliate of Shanghai Long Term CPAS on a month-to-month basis as a cost-saving measure. As a consequence of the inability to fund completion of BT Projects in-progress during 2009 and thereafter, no revenue from the infrastructure development business was realized during 2010 or 2009 and none is anticipated during 2011. A final determination of whether or not to restart the infrastructure business in the PRC will be made when we have funds available in the PRC from the collection of the remaining BT project receivables due from the Jiaohe municipality.

In early 2011 we began exploring expansion opportunities in the telecommunications infrastructure sector outside of the PRC, specifically in the industry of wireless telecommunications tower development, acquisitions and leasing, which we hereafter refer to as the telecom tower sector.  In furtherance of this initiative, in February 2011we initiated a formal working arrangement with AcaTerra, whose principals have extensive experience in the telecom tower sector in emerging markets in Latin America.   To facilitate diligence and negotiation of a potential transaction to acquire and build a portfolio of revenue-producing telecommunications towers in Guatemala, Nicaragua, El Salvador Panama and other Latin American venues, which we refer to hereafter as the Central America Telecom Project, we loaned Grupo Saber (Trinidad) Ltd. and certain of its principals $100,000 on February 24, 2011.   In addition, AcaTerra's principals entered into an exclusive cooperation agreement with us that extends through September 30, 2011 to pursue the Central American Telecom Project, although there cannot be any assurance that we or AcaTerra will be successful in winning the project or raising the financing necessary to consummate it.

B.  Business Overview

Introduction

Until the suspension of business operations, the Group was engaged in providing services to municipal-government customers to integrate project design, implementation and financing for BT projects in the PRC. Although there can be no assurance that the BT project development business will be resumed, in recognition of the fact that it was the sole business of the Company during the period covered by this annual report and the possibility that the we may resume that business, the discussion that follows describes that business and the scope of the Group’s activities.

BT is a form of project development wherein a private entity contracts with a public sector counterparty (government) to take control of and develop, on a turnkey basis, a municipal infrastructure or facilities development project.  Most typically such BT projects comprise construction of basic infrastructure elements such as roads, utilities (such as sanitary and storm sewer lines, underground electric distribution lines) and general site preparation work necessary for further development of real estate. Upon completion and acceptance of the BT project, control over the project site is transferred back to the municipality or government-owned customer. Scope of work and terms of payment are unique for each project and are documented in a contract between the customer and the Company.

The BT project model for urban development

The former management of Sing Kung implemented a public-private partnership (“PPP”) business model tailored to the specific opportunities and risks of municipal infrastructure development in China.  Financing is a key element of a BT project and the public-sector customer typically agrees to make fixed payments for the project over a specified period of time (6 to 8 years in the case of the contracts entered into by SNC and Century City).  In addition to transferring the burden of project planning and execution to a private-sector counterparty, the BT project model places primary responsibility for organizing financing with the developer. This is particularly useful for government project sponsors in situations such as those prevailing in China, where there is no organized municipal financing market and the process for arranging direct government funding or budget approval is often long and fraught with political challenges. However, such situations create substantive challenges and risks for private-sector BT project developers such as our PRC subsidiaries, which is the basis for the high operating margins implicit in the projects.

When SNC was formed, it had very limited capital resources and was unable to initiate BT projects other than in partnership with independent private capital sources or well capitalized construction company consortium partners who received the substantial majority of revenues under the consortium agreements. However, despite receiving only a small allocation of revenue on the project completed by SNC prior to the acquisition by Century City, SNC’s management and staff were able to demonstrate their capability to:

•	work actively and closely with top-level university planning teams on economic and strategic aspects of multiple municipal planning projects;

•	build a network of forward-thinking municipal leaders;

•	build relationships with established engineering and construction contractors who could participate in future BT project consortia; and

•	Negotiate precedent agreements pursuant to which investors and contractor-partners could be solicited to contribute capital for future BT projects.

Under the BT project model, capital intensity and risks for developers are high. Based on the limited information available about these projects in China, we believe that the historical long-term risk-adjusted returns for this type of project reflect capital-market inefficiencies in China, risks in enforcing contracts rights there, and intense pressures to quickly implement urban infrastructure projects. We also believe that margins in the sector may decline over time and this will be a factor considered by our board in deciding whether or not to reenter the business.

The market and industry drivers in the PRC

China’s urbanization process

Unprecedented socio-economic forces are powering dynamic growth and important changes in PRC municipal infrastructure development. Diverse sources and our own analysis indicate that the next 20 years will see continued acceleration of China’s urbanization trends, and further concentration of its fixed investment in urban areas. During that time, urban populations in China are expected to swell by an incremental 350 million, more than the total current population of the United States. Our analysis indicates that this wave of urban population increase is expected to be dominated by the migration of more than 240 million people into existing urban centers in the next 20-year period, almost double the migration rate of the last two decades. Consequently, local governments in China are entering a new era in land resource and fiscal management. They will not be able to fund municipal expansion to the same degree through land sales to private developers because “new” land is not available. Consequently the cost and complexity of urban development is rapidly rising for city and provincial governments, stretching already limited municipal resources. This situation is particularly acute for smaller and mid-sized government entities, the Company’s historical target customers, many of which are simultaneously struggling to finance the increased level of services required by growing migrant populations and lack the depth of technical and management resources to handle the range of city development issues facing them.

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

The Company’s strategic approach to urban development, described further below, was designed to be in harmony with policy priorities and was welcomed by city officials working with limited resources who are looking for fresh ideas to quickly promote economic growth, community viability and land resource management. In some cases, the use of the BT project structure can cut a year or more off of the time frame for a city’s project implementation because the city does not have to obtain firm project financing commitments through bureaucratic government or state-lending channels before project commencement. Municipal leaders have also found that their decisions to champion BT projects, such as those performed by the Group, have been positive factors in their own career development because of the rapid impact the projects have had on achievement of city economic goals. These outcomes can lead to favorable references for successful BT project developers within the close-knit Chinese bureaucracy and were believed to have the potential to create a virtuous circle of growth opportunities for the Company.

Operational Components of the Business

The Company’s BT project development business was designed to provide an integrated, turnkey solution, primarily to second and third tier cities under severe pressures to accommodate their rapidly rising populations. The business model, as fully implemented by the Group, had two key components: (1) urban planning, and (2) basic infrastructure construction through management of a consortium pursuant to a BT project contact. The dynamics of each of these components is further described below.  While we were operating, the Group performed only a few projects in a single line of business (the BT Project development business described herein) in a single geographic area (Eastern China). Therefore we do not break down historical revenues into segments.  The business was seasonal to the extent that work could not reliably proceed during all winter months on projects performed in northern China.

Municipal strategic planning/urban planning

For historical and policy reasons, urban planning in China is often performed through the state-funded university system, either directly with faculty-led teams or teams led by staff members of university-affiliates. In general, both municipal leaders and the university-based planners have been narrowly focused on the engineering aspects of urban planning. The Group endeavored to use the experience, technology and high-level personnel resources of its senior managers to bring a strategic and economic perspective to this important function. It sought to apply an integrated and comprehensive approach to its project plans to elevate the economic and social impact of municipal development initiatives, lower project risk and shorten the cash generation cycle of its local-government clients. These capabilities may be among the most difficult to replace if the Company elects to restart its infrastructure development business in China and there is no assurance that we can be successful if we attempt to do so.

To facilitate implementation of projects and identify new project opportunities, the Group established close working relationships with selected faculty and staff at China’s top research institutions in the field of city planning and design. These collaborations allow the Group to participate actively in the all-important preparation of specific project plans from the earliest stages and gave our management visibility of a large universe of potential development projects that could be implemented over a 3- to 5-year period. This perspective was intended to position the Group to propose selectively on attractive BT projects. We believe that success factors in the planning component of the business are as follows:

Opportunity generation . The Group relied extensively on its urban planning activities as the engine for driving the creation of attractive project opportunities. Participation in the first stage economic and strategic analysis performed by the university-affiliated teams, coupled with the detailed city planning work fostered the building of relationships of trust and credibility with municipal officials. This process will have to be restarted if we elect to restart the BT project development business in the PRC, and there is no assurance that can be accomplished successfully.

Project risk assessment . Beyond information available on a handful of major municipalities, China lacks a reliable public source of information on the financial health of its municipalities and provinces. There is no recognized private rating agency comprehensively covering this universe of potential counterparties that would be the equivalent of those operating in developed countries whose ratings are widely accepted by the international finance community. Consequently, the development of accurate information and access to fragmented and difficult-to-compile government fiscal data is critical to being able to make an objective assessment of municipal financial risk. Former members of Group management had access to significant amounts of proprietary information that could be applied to project risk assessment. In restarting the business, development of replacement sources of such information will be necessary. Some current board members have the relationships and experience to assist with this process, but there is no assurance that they will remain involved or be able to do so.

Competition in planning and design

Competitors in the urban planning segment of our business include personnel from leading university and university-affiliated design centers. In addition, we believe that at least 300 planning consultant organizations and specialized engineering and construction firms in China have capabilities in this arena and their numbers, capability and experience are growing rapidly due to the high level of infrastructure development in the PRC.

Licensing

In China, wholly-foreign-owned enterprises are presently prohibited from undertaking municipal infrastructure planning projects unilaterally. Consequently, our relationships with university and institutional license-holders were critical to the establishment and maintenance of municipal client relationships for comprehensive urban planning projects. To mitigate risk of not having access to requisite licenses, the Company does have an agreement with Pan China Construction Company, Ltd. (as further described below under the heading “ Infrastructure construction management – Licensing ”) under which the Company’s PRC subsidiaries, for a pre-agreed participation interest, can include Pan China as a consortium member in a role that will satisfy the licensing requirements. In addition to construction licenses, Pan China also holds planning and design licenses of the sort that are often required on projects of the sort that comprised our business.

Infrastructure construction management

The implementation phase of each project involves contract bidding and the integration and oversight of construction services as further described below:

Contract bidding process . BT contracts are not subject to public bid as a matter of PRC law or regulation (although local and provincial requirements can differ). However, BT projects are nevertheless often subject to a public bidding process and that was the case for the BT contract awarded to the consortiums led by Century City that was completed.  In general, the bid process (if it occurs) is short, typically 30 days or less, and bidders must meet the requirements of the municipal project specification. Following the award, there is usually a process of public notification wherein the winner of the award and its general terms are announced in accordance with local regulations. Bid specifications often include, in addition to job requirements, qualifications that bidders must meet such as relevant past work experience, references, financial capability and sometimes a substantial bid deposit.  The Group endeavored to identify situations where it would have an advantage in the bidding process and where its ability to offer more complete or effective service would allow it to avoid bidding solely on price. Developing the capability to identifying such situations in the future will be an important success factor in any attempt to restart our BT project business.

Formation of consortia.   The Group’s former management cultivated close working relationships with a handful of engineering and construction companies. These relationships provided reliable go-to resources, particularly in northern China, for formation of competitive bidding consortia for BT projects. Some of the Group’s execution partners were at least partially state-owned and were cooperative and experienced in utilizing local resources that would allow municipal project sponsors to “recirculate” project revenues into their local communities in the form of wages and sub-contract revenues. New execution partners of similar caliber and having similar capabilities will have to be identified in any restart of the business and there is no assurance that this will be possible. New execution partners will also need to have financial strength and access to both direct financing and bonding that ensures their ability to finish projects they undertake and to participate in providing a substantial fraction of project working capital.

Structure of BT project contracts . BT project developers typically take dominion over the property being developed during the development process. As such, the developer has the rights of an owner to control access to and perform work on the project site (but not the right to transfer or realize economic benefit from the property) during the development. The fees charged for the infrastructure construction are generally set with reference to regulatory guidelines. Additional fees can be levied (as part of the contract price) for the use of the developer’s capital and for other services that the developer is providing to the customer. Collectively, these are all bundled in the overall project fee. Each BT project contract between the Group and its municipal clients was different and was tailored to the circumstances and the project. Notwithstanding this, a few elements were common to all of the Group’s contracts and that is expected to be the case if the Company elects to restart its infrastructure development business:

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

•
The Group member executing the contract has an unambiguous contractual right to receive payments from the customer.  In the future, we would also require specified and perfected rights to underlying or ancillary assets or sources of cash for repayment.

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

In later contracts (the Jiaohe Project being the only completed contract of this type) Company management believed it was to its economic advantage to act as the principal and ultimate financial backer for the projects. Therefore the Jiaohe Project had, and, if we elect to restart the business, it is expected that future projects will generally have a more conventional general contractor structure wherein the company is responsible to the consortium partners for payment and receives and recognizes all project revenues in accordance with the Gross Method of revenue recognition. (Refer to the section below titled “Management’s Discussion And Analysis Of Financial Condition And Results of Operations” under the heading “Key Accounting Policies – Revenue Recognition”.)  However, if we restart the business, our project portfolio will, in all likelihood, include multiple forms of BT contracts.

Competition in construction . Primary competitors in the construction and BT development segment of the business are licensed China-based construction companies. We estimate that there are thousands of these in China, including international enterprises. The largest and most capable Chinese construction contractors tend to be at least partially owned by government units and many have attained a scale and level of capability that ranks with the largest competitors from developed countries. Some of these competitors have been the Group’s consortium partners. With the comprehensive planning capability that it had, we believe the Company had an advantage over many competitors that functioned solely as construction contractors because, to our knowledge, these competitors did not integrate municipal strategic planning with turnkey project construction and financing in the same manner as the Company. There is no assurance that this advantage could be redeveloped or maintained if we restart the business.

Licensing . Aspects of infrastructure design and construction that were generally included in the Group’s BT project contracts required the construction contractor to hold an applicable license to perform some of the work. This requirement is fulfilled for the consortium if a consortium member is licensed to perform each element of work requiring a license. Because no company within the Group was licensed for infrastructure construction, it formed a strategic relationship with Pan China Construction Company, Ltd. Under this agreement, we may, at our discretion and for specified fees, include Pan China as a consortium partner if we cannot find another consortium partner or partners that holds requisite licenses. In 2007, the PRC Construction Ministry lifted its prohibition on wholly-foreign-owned enterprises obtaining a license to undertake infrastructure construction and if we elect to restart the business, we would likely seek to obtain our own license for this important function as soon as practicable.

On-the-ground management teams . Successful management of the construction component of the business requires on-the-ground project managers to guide each project through completion. Such project managers are typically responsible to oversee the work of the consortium members, monitor the progress of each phase of the project, and manage the Company’s relationships with municipal leaders. A core complement of such project managers would need to be hired to restart the business and there is no assurance that this will be possible on acceptable terms.

Customers/Backlog

Through 2009, the Group had four BT project customers, specifically development zones in the municipalities of Changchun, Jiaohe, Zhengding and Weng Yuan. BT projects were completed for Changchun and Jiaohe. Because of the resource constraints discussed above and other considerations, the Group negotiated the transfer of the New District Phase of the Jiaohe Project and the Zhengding and Weng Yuan Projects to third parties in consideration for them assuming the liabilities to project subcontractors. The company currently has no active customers and no backlog. It is maintaining a relationship with Jiaohe for the sole purpose of collecting amounts due for the completed portion of the Jiaohe Project. For details, refer to Item 5. “Operating and Financial Review and Prospects” under the heading “Overview”.

Employees

As of the filing date hereof, our employee count has been reduced to two to limit costs following the suspension of the infrastructure development business in January 2010.   One of these employees is located in our project office in Changchun and the other is based in Shanghai at our principal office location.  We utilize contractors to handle other necessary functions on an outsource basis.

Legal Proceedings

A group of subcontractors and laborers who worked on the Jiaohe project filed claims against us in June 2010 claiming that they had not been timely paid and alleging that our subsidiary, Century City, was responsible for such payments. All claims against us were dismissed or withdrawn prior to December 31, 2010 and no appeals have been filed or are expected. We have no litigation outstanding as of the December 31, 2010 or as of the date hereof and no expectation that any litigation will be brought against us.

C.  Organizational Structure

On September 9, 2009, we acquired Sing Kung in a reverse acquisition transaction, pursuant to which  Sing Kung became our wholly owned subsidiary. See Item 4.A. “ History and Development of the Company ” above.

D.  Property, Plant and Equipment

Subsequent to suspension of our infrastructure development business, we terminated our facilities leases. Our facilities commitments are now on a month-to-month basis and consist solely of accommodations for a single staff person in each of Changchun and in Shanghai. Because of the suspension of our business we do not have or need ownership interests in any other properties.  Should we elect to restart our BT project business we will need to make new facilities arrangements and would require transitory space at project sites. Our equipment is limited to a small amount of office equipment.

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

OVERVIEW

CNC Development Ltd. (“CNC” or the “Company”), was established under the laws of the British Virgin Islands (“BVI”) on August 8, 2008, as a subsidiary of InterAmerican Acquisition Group, Inc. (“IAG”).  CNC’s purpose was to merge with IAG for purposes of redomestication and to hold a 100% interest in Sing Kung Limited (“Sing Kung”) upon the completion of a reverse acquisition transaction  (the “Sing Kung Acquisition”).  Sing Kung is a holding company incorporated in the British Virgin Islands in 2007. Sing Kung owns a 100% interest in Jiaohe Century Urban Construction Co., Ltd., a company that was formed on March 3, 2009 and that has remained inactive since its formation.  Sing Kung also owns a 100% interest in Century City Infrastructure Co., Ltd. (“Century City”), a company that it formed in the PRC in 2007 and that is registered as a foreign-invested enterprise.  On December 27, 2007, Century City entered into a series of agreements (the “Operating Agreements”) to acquire Shanghai New Century City Development, Ltd (“SNC”) and it consummated the acquisition of 100% of the equity of SNC on December 9, 2008.  The Operating Agreements provided Century City with total operating control over and a 100% economic interest in the net income and activities of SNC while the acquisition was pending.  Although the facts and circumstances at the time did not support consolidation of SNC as a Variable Interest Entity in accordance with ASC 810 “Consolidation”, SNC is deemed a predecessor company and the following discussion and analysis of the financial condition and results of operations includes the results of SNC for the year ended December 31, 2008.  The term “Group” is used herein to refer to CNC and all of its subsidiaries including SNC during 2008 when it was controlled but not yet acquired. The term “PRC Subsidiaries” is used herein to refer to Century City and SNC collectively.

SNC was formed in the PRC in 2005 to plan and implement infrastructure projects for local governments, a business also carried out directly by Century City following its formation. Until operations were suspended in January 2010 (as further discussed below), the PRC Subsidiaries partnered with, or employed as sub-contractors, various specialist firms in consortiums to provide city planning, infrastructure development, urban land improvement, and older-city redevelopment in China. In this way, the PRC Subsidiaries delivered turnkey solutions to municipalities seeking to implement new development zones, expand existing developments, or redevelop underutilized urban resources. As discussed in detail in Item 4. – “Information About the Company”, under the heading “ BT project model for urban development ”, the PRC Subsidiaries (sometimes together with consortium partners) fully financed these development projects (“BT projects”) for their municipal clients.  The Group’s BT project contract terms called for the PRC Subsidiaries to receive payment over a period that could range up to 8 years.

The PRC Subsidiaries outsourced almost all construction and project implementation activities other than overall project supervision. The Group’s experience is that some BT project contracts did not create direct liability to the contracting Group member for all elements of the project. Unlike a typical construction management contract involving a general contractor and sub-contractors, such BT contracts apportioned project revenue and performance accountability (and associated liability) directly to the members of the construction consortium. The result of this structure is that Group members have historically had limited liability under certain BT contracts. In such cases contractor-partner expenses and revenues are not included in the Group-member income statements and may cause Group operating margins to appear substantially higher than normally observed for construction firms because they reflect only the high value-added role performed directly by the contracting member of the Group, i.e. developing project strategy, forming the development consortium and arranging project financing. This treatment is consistent with US GAAP as further described below in this section under the heading “ Key accounting policies ”.

The opportunity to employ the limited-liability structure depends on market competitive dynamics and the willingness of municipal counterparties to accept the allocation of risk associated with non-performance by one or more members of the BT consortium. The contracts for which work was performed subsequent to January 1, 2008 did not enjoy the limited-liability structure described above because the applicable government counterparties would not agree to those limitations.  For these contracts, full responsibility for contract cost and performance rested with Century City.   All project costs for the projects performed during 2008 and not transferred to others (as described below) have been recognized in the Group’s BT project payables account at December 31, 2010 and 2009 in accordance with CNC’s accounting policies.  Because of limitations on Century City’s responsibilities for construction management, the BT project work completed during 2008 was accounted for using the Net Method and subcontractor costs are not recognized in reported revenue and cost of revenue for the year ended December 31, 2008.  Because no project work was performed during the years ended December 31, 2010 or 2009 and no acceptances occurred during those years, no revenue was reported.  This treatment is consistent with the requirements of US GAAP as further described below in this section under the heading “ Key accounting policies ”.

From its formation through December 31, 2010, all of the Group’s revenue was generated from allocated interests in BT project contracts. The Group recognizes revenue on its BT contracts under the provisions applicable to sales-type leases as described below under the heading “ Key accounting policies ”.   Application of this accounting policy results in recognition of revenue when a project has been completed and accepted by the municipal customer. The procedures for customer inspection and acceptance are typically contained in the contracts. The initial inspection and acceptance was monthly or quarterly during the contract performance period as specified in the contract.  It encompassed verification of physical progress or milestone achievement and adherence to project specifications and work quality. The contracts specified a procedure for final acceptance and settlement of amounts payable under the contract upon completion of the project.

Notwithstanding the two-phase (initial and final) acceptance process described in the preceding paragraph, the Group’s BT contracts have always been subject to warranty provisions, typically of one-year duration (plus an additional period applicable to rectification work) beginning on the date of final project acceptance. A specified fraction of the project payable is subject to withholding or offset through the term of the warranty period and is subject to forfeiture if rectification is not completed in accordance with the warranty provisions of the contracts. Addressing all issues that arise during the warranty period represents fulfillment of all of the Group’s obligations under the contracts. Because of the nature of the Group’s BT project contracts, the customers do not have the right to return the project or the improvements that the Group has made to the property during the course of performing the contract or warranty rectification. On the only two contracts completed by the Group (the Changchun Project and the Jiaohe - Renewal Phase Project), warranty claims were fully settled by the municipal customers prior to December 31, 2010.  For the two completed BT project contracts, the Group’s financial exposure to costs of rectifying warranty claims was further mitigated by the indemnification it received from its subcontractors. Therefore, as further discussed below under the heading “ Key accounting policies ”, the Group does not include any provision to reduce revenue recognition for prospective claims of its municipal clients during the warranty period nor does it currently reflect any reserves in its financial statements for future warranty-related costs. Notwithstanding the fact that the warranty period has passed for completed projects, if a warranty claim were to be made in the future by a municipal client, and if we agree to perform the rectification and the related cost is not fully covered by subcontractor indemnity, the Group would recognize the associated expense of rectification in the period during which it occurs.

Suspension of operations

We determined in late 2009, shortly after consummation of the acquisition of Sing Kung, that that the Group lacked the resources to successfully complete projects-in-progress.  Management therefore began immediately transferring the BT projects in progress to third parties that would assume the Group’s obligations to customers and subcontractors.  The final arrangements for transfer of projects in progress are still being negotiated in certain cases as of the date hereof, but the Company’s consolidated balance sheet and backlog as of December 31, 2009 and 2010 reflects the informal agreements in place as of those date to transfer ongoing BT Projects and related BT Project payables to others.  Such transfers constitute a temporary suspension of our business which was unanimously ratified by our board in January 2010.  A final determination of whether or not to resume the BT Project business will be made by our board based on the availability of funds from collections related to completed projects and other factors such as PRC government policies prevailing at the time we have sufficient funds in the PRC to consider restarting the business.  While operations are suspended, all PRC personnel except the minimum number required to handle administrative requirements and pursue collections have been laid off to conserve financial resources.  Key functions such as accounting have been outsourced.  Employees in the PRC have been reduced to a total of two.

Because contracts begun in one fiscal year are typically completed in the following fiscal year or later, the revenue recognized in a particular year is not, by itself, a sufficient indicator of whether or not the Group’s business is expanding or contracting. Normally the size of project backlog should also be considered. As historically reported our BT project backlog represents the amount of unrealized revenue to be earned by the Group and its consortium partners from the contracts we have been awarded. By considering the revenue realized during a fiscal year (or other reporting period) and the project backlog in existence as of the end of that period, the rate of growth in the Group’s business can be better understood, since backlog represents contractual amounts that are expected to be converted to realized revenue and allocated among the Company’s PRC Subsidiaries and other consortium members (without duplication) once the contract is fully performed.  Because of the transfer of BT project contracts to others during 2009 and the suspension of the business beginning in January 2010, we no longer have any BT project backlog.  If we elect to restart the business we will have to win new contract awards and will not have the benefit of any active backlog from which we could generate revenue or earnings.  It is reasonable to assume that generating a new project backlog could take significant time and require the expenditure of substantial resources that may not be available to us.

	Year Ended December 31,
	2010	2009	2008
Number of contracts awarded during period, net of (transfers)	-	(2)	2
Total size of contracts awarded (transferred) during period	-	(440.9)	439.5
Contract progress by project origination year (estimate):
2007	-	-	42.5
2008	-	-	-
2009	-	-	-
2010	-	-	-
Total estimated contract progress at end of year	-	-	42.5
Total amount of project backlog as of the end of the period	-	-	440.9

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

Key Accounting Policies

A company’s accounting policies form the basis for preparation of its financial statements. Those financial statements in turn are an essential factor in understanding a company’s operations. Our accounting policies are fully described in the notes to the audited consolidated financial statements included in this Annual Report on Form 20-F and for convenience of reference, a summary of those key accounting policies are also set forth below.

Principles of consolidation

The reverse acquisition of Sing Kung on September 9, 2009, is accounted for using accounting principles applicable to recapitalization (rather than as a business combination), with Sing Kung being treated as the accounting parent (acquirer) and the Company, the legal parent, being treated as the accounting acquiree. This treatment is in accordance with ASC 805, “Business Combinations”, pursuant to which the entity with a controlling financial interest in the combined business is generally deemed the acquirer. Upon the consummation of the Sing Kung acquisition the shareholders of Sing Kung, an operating business, obtained a majority voting interest in CNC, a non-operating shell company with limited assets comprised of cash and current receivables.  The Company also considered a number of additional factors to determine the acquirer for accounting purposes, including the effect of the exchange offer and which company’s stockholders control the Board of Directors of the combined business.

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

Going concern

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty. The Company has temporarily ceased operations and its business plan is uncertain, as further discussed in Item 4 – Information on the Company under the heading “ Recent Corporate and Commercial Developments, Suspension of Business in the PRC ”.  As further discussed below in Item 5B under the heading “Liquidity and capital resources”,  we are dependent upon additional financings or collection of BT project receivables (Net Investment in BT Projects) to fund our business.

Revenue recognition

The Group’s BT project contracts did not dispositively transfer risk of loss to the customer prior to contract completion and acceptance. Specifically, the customer did not make progress payments typical in most construction-type contracts and there is ambiguity in the contracts about the customer’s contractual liability for damage or loss prior to project acceptance and completion.  Furthermore, the legal framework of state land ownership creates uncertainty about the Group’s ability to enforce collateral or lien rights that might otherwise secure its right to payment prior to acceptance.  As a result, the BT contracts have the substantive characteristics of sales-type leases.  Specifically the contracts give rise to a profit by the Group for execution of the project; ownership of the project is transferred to the customer prior to receipt of the final payment; the present value of the payment under the contract exceeds 90% of the project’s fair value; collectability is reasonably predictable; and no important uncertainties surround the amount of unreimbursable costs yet to be incurred by the Group following acceptance of the project.  Therefore, in accordance with FASB ASC 840, “Accounting for Leases”, revenue is recognized upon final project acceptance by the customer.  Final acceptance of the project by the customer occurs following completion and inspection, including a determination that all project requirements have been met.  Following acceptance, a settlement of the final project price is determined by the contract parties based on the pricing parameters of the contract.  The determination of the final project price typically involves an audit by the customer of preliminary acceptances generated as the project progresses and aggregation of the amounts reflected therein together with adjustments, if any.  Preliminary acceptances are based on periodic multi-party review and documented approval of completed work among the Group, key sub-contractor(s) and the customer.   The differences in the cumulative value of preliminary acceptances and the final project price, if any, are reflected by the Group in revenue recognized during the period in which the final acceptance occurs.

In accordance with FASB ASC 605, the Group records revenue upon project acceptance based on:

i.	the aggregate contract value (the “Gross Method”) when it:

–	is responsible for project fulfillment including the acceptability of the project to the customer

–	has reasonable latitude to establish the project price with the customer

–	has discretion in subcontractor selection

–	holds the primary risk of collection for the project as a result of a non-contingent requirement to pay subcontractors for their work

ii.	the value of its allocated share of contract revenue (the “Net Method)” when its role as BT consortium leader is substantively that of an agent construction manager, e.g.:

–	the Group does not have direct responsibility for all key aspects of project fulfillment

–	the contract specifies that the Group is entitled to receive only an allocated fraction of the contract value

–	the Group is required to pay subcontractors only if and when it receives payment from the customer.

The relevant facts and circumstances are evaluated on a contract-by-contract basis to determine if revenue is to be recorded under the Gross or Net Method, including the relative strength of each indicator.  None of the indicators alone is considered presumptive or determinative.

Essential conditions for recognition of revenue earned pursuant to the Group’s BT project contracts are that written contracts exist among the parties and collection of such revenue is determinable and reasonably predictable as required by FASB ASC 840.

The Changchun Wukeshu contract, (the “Changchun Project”), completed by SNC prior to the start of fiscal year 2007, was consistent with the requirements of and was recorded under the Net Method.  The initial phase of the Jiaohe contract that was completed and accepted during 2008 was consistent with the requirements of and was recorded under the Net Method.  The Gross Method was applicable to the second phase of the Jiaohe contract and the Zhengding Project that was commenced in 2008, however, both of those projects have now been transferred to others and no revenue will be recognized.

Interest/valuation adjustments to accounts receivable and payable

The nature of the Group’s business is that it accepts payments from its customers over many years (eight years in the case of the Jiaohe Project) and maintains both current and long-term payables with its subcontractors in connection with the performance of BT projects. In accordance with the requirements of FASB ASC 840 and FASB ASC 835, the Company makes adjustments in the value of its Net investment in BT projects and in other long-term accounts receivable and payable obligations with fixed durations exceeding one year in those cases where the obligations do not bear interest at what it deems to be a market rate.

Net Investments in BT projects recorded in the financial statements, and in some cases payables to consortium partners that are linked to the collection of such receivables, bear interest, as applicable, at the variable long- or medium-term (five years & over five years) loan rates set by state-owned banks.  The accrual of such interest is reflected in the Group’s financial statements, net of reserves that it deems appropriate under the circumstances.  Municipal receivables of this sort are not traded in an open market in the PRC. The Company believes that the interest rates payable by our BT project customers is on par with the rate at which the municipality can obtain financing from other sources after taking into consideration its credit standing, the payment terms and other relevant factors. No discount or premium is applied to the face amount of BT project receivables or related payables that bear market interest rates; the face amounts of such receivables and payables are deemed to reasonably represent their present value; there is no unearned income component.

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

Contract costs/Construction in-progress

The Group’s contracts with consortium members/subcontractors for the performance of BT contracts generally stipulate that they accrue compensation for services on the same percentage-of-completion basis as the Company uses to accrue revenue, with the difference being that subcontractors and consortium members are compensated at a rate that is a stipulated fraction of the project value completed.  This structure benefits the company by insulating it from the impact of project cost overruns by its subcontractor(s) since they are fully responsible for the costs of construction, but their share of revenue is fixed.  For the original Changchun Project contract SNC further mitigated its risks by tying the payments to other consortium members to the receipt of payments from the municipality.

The Changchun Project and the initial phase of the Jiaohe Project utilized the Net Method and amounts payable to subcontractors, including subcontractor costs were not recognized by the Group as contract expense.  The second phase of the Jiaohe Project and subsequent project contracts placed the principal risk and construction management responsibility with Century City and the Gross Method applied until those BT projects were transferred to others in late 2009.  When the Gross Method is applicable, we record amounts payable to subcontractors under contracts and all expenses related to subcontractor costs are recognized during the same period as revenue is recognized.  Under both the Net and Gross Methods, the unpaid liability to contractors and consortium partners respectively is recorded on the balance sheet as a Project payable, in the former case reflecting the Group’s obligation as payment agent and the requirement that it pay consortium members following receipt of the contract payment(s) from the municipal customer.  Advances made by members of the Group to the consortium for prepaying vendors or to meet other costs on behalf of the customer are reimbursable at cost under the BT contracts.  Such advances are not recognized as expenses or revenue, but are reflected on the balance sheet as part of Construction in-progress or, if the project has received final acceptance, in the Net investment in BT projects.  To the extent that BT Project contracts and related subcontractor liabilities have been transferred to third parties, construction-in-progress and related obligations to subcontractors have been eliminated from the balance sheet.  To the extent that obligations to pay subcontractors have not been assumed by the project transferees (including obligations still under negotiation), those obligations continue to be recorded on the balance sheet.

Provisions for estimated losses on uncompleted contracts, if any, are made in the period in which such losses are determined and are recorded as contract costs, whether or not revenue is recognized on such contract during the period.

Operating cycle

For projects performed by the Group while it was operating, BT contract execution typically spanned 6 to 12 months from the start of contract performance.  However, because of the acceptance process, it was not possible to determine the acceptance date (and the start of interest accrual on the investment in BT projects) for each contract (or contract phase) with precision prior to completion and acceptance.  Prior to project acceptance, all assets and liabilities related to contracts in progress are carried at cost until a schedule for payment and interest accrual can be reasonably determined.  Subject to the triggering of early payment requirements or indications from customers that they intend to prepay, the Group’s policy is to allocate amounts for advances, prepayments and project work in-progress between current and long-term as dictated by the contract payment terms, estimated date of project completion and undertakings of the municipal customers regarding the prospect for prepayment. The classification of the related project liabilities between current and long term follows the same classification of the assets if the payment amounts are required to be made ratably and contemporaneously with collection of receivables, as is the case for the Changchun Project assets and liabilities.  Otherwise the classification of project liabilities is made in accordance with the timing of payments set forth in contracts with consortium members.

Warranty costs and reserves

In light of the expectation that there will be some rectification work required during contract warranty periods, the Group’s policy is to accrue additional project expense to the extent that associated costs are reasonably determinable.  Final settlement of warranty claims related to the Changchun Project was resolved in November 2010 through negotiation and the agreed remaining project payment was made in full in February 2011.  The warranty claim period for the Jiaohe Renewal Project has passed without any claims being asserted by the municipality.  Because of the suspension of businesses and the transfer of all remaining projects in progress, no rectification work is applicable to other projects performed by the Group.  The limited amount of historical data provided by the two projects that have been completed and passed the warranty period does not provide a sound and objective basis for extrapolating future warranty costs.  Reference to the experience of other enterprises in the same business does not provide a reliable reference point for the type of work that the Group performs because the work is unique for each project and contract.  In accordance with ASC 450 “Contingencies”, until circumstances change and the Group can reasonably estimate warranty cost, the Group’s policy is to record as an expense during the period when it is incurred the actual warranty cost that is in excess of amounts indemnified by subcontractors.

Under the current contract terms, the maximum loss exposure as a result of warranty claims is limited to 5% of the contract price. The Company does not defer revenue recognition for the warranty holdback amount because the Preliminary Acceptance (as discussed above under the heading “Revenue Recognition”) is confirmation (unless hidden defects become apparent during the warranty period) that the work completed meets applicable specifications. Therefore, the Group expects to receive payment in full for completed work, assuming that it meets its obligations for the specified time (one year from Final Acceptance) to rectify hidden defects. The Company considers the warranty claim cap, which is typical for government contracts in the PRC, to be a financial inducement for it to meet rectification obligations and not an indication of contingent loss.

No warranty reserves were recognized on our balance sheet as of December 31, 2010 or 2009.

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

Foreign currency translation

All of the revenues and all of the costs of SNC and Century City are denominated in the Chinese Renminbi, as are most of the Group’s cash holdings together with BT contract receivables and payables related to those contracts. As a result, changes in the exchange rate of Renminbi to the U.S. dollar affect the Group's sales, cost of sales, and operating margins and could result in exchange losses. The impact of future exchange rate fluctuations on the Group's results of operations cannot be accurately predicted.

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

Consequently the exchange rates applicable to the Balance Sheet and Statement of Operations and Comprehensive Income can be materially different in periods of rapidly changing exchange rates. As result, the value of working capital assets (such as unbilled costs and estimated revenue) recognized at the end of an accounting period can differ materially from the revenue recorded during the period that gave rise to the receivables. This differential is amplified if the collection period for working capital assets is long, as in the case of amounts accrued in connection with the Group’s BT project contracts.

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

Use of estimates

The preparation of the financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the recording of contract revenues and costs, the amount of construction in-progress and project payables, and the cost of rectification during the project warranty period (“warranty costs”) in accordance with policies described above.  Other key estimates for the Group are the recoverability or impairment of long-lived assets and the carrying amount and valuation allowances for receivables and their classification into current and non-current categories, both of which topics are discussed in more detail below.  Actual results could differ from estimates.

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

As of December 31, 2010, the Group recognized significant impairments as follows:

-	$512,872 to construction in progress related to the ZhengDing project based on our determination that these amounts were most likely not collectible;

-	$6,348,502 related to the carrying value of the BT project receivable for the Jiaohe Project; and

-	the full value of prepaid registered agent fees of $15,015 that were determined to have no value.

As of December 31, 2009, the Group recognized significant impairments of goodwill and another asset as follows:

–
Goodwill.   Impairment of $1,474,572 was recognized in connection with the redomestication merger and impairment of $808,443 was recognized related to the reassessment of the fair-value of net assets acquired from SNC in 2008.

–
Prepaid contract value.   Impairment of the full value of a long-term consulting contract of $869,397, together with an exchange difference of $3,288 was recognized upon determination that no future services were realizable under the contract.

Based on the Company’s assessment, there have been no events or circumstances that would indicate any additional impairment of other long-lived assets.

Collectability of accounts and fair value adjustments

Net investment in BT projects

The balance of Net investment in BT projects represents the balance of payments due for projects or project phases that have received final acceptance by the customer and for which income has been recognized.  As of December 31, 2010, Net investment in BT projects totaled $19.3 million and was comprised of obligations of two municipalities, Changchun and Jiaohe:

Changchun BT Contract

•
$7.9 million was recorded as Net investment in BT project completed for Changchun Modern Agricultural Industry Construction Co. Ltd., a corporation owned by the plenipotentiary of Changchun Economic and Technological Development Zone. This receivable was acquired in the acquisition of SNC by Sing Kung in 2008.

•	The Changchun Project receivable was paid in full in February 2011.

Jiaohe BT Contract

•
The BT Contract with Jiaohe City was originally entered into by SNC in March 2007. The first phase was substantially complete as of August 2008 and entails construction of roads, sewer and water pipelines and electricity and other utility connections in two sub-phases, the Renewal Project and the New District Project.  Final acceptance of the Renewal Project was completed on October 4, 2008 and the final settlement value of approximately RMB 103 million, or $15.2 million was determined in April, 2009.  The settlement amount of the Renewal Project was recorded as of December 31, 2010 and 2009 as  a Net investment in BT Projects.   The work in progress on the second sub-phase (the New District Project) was assigned by the company and the related Construction in progress and BT project payables have been eliminated from the balance sheet as of December 31, 2009 with no impact on revenue or expense.

•
The contract terms specify that if circumstances are not met that would accelerate payment, payment by the customer of the contract amount should be made in 8 equal installments together with accrued interest, with the initial payment to be made on the first January 10 th following the one-year anniversary of the acceptance date of each phase (or sub-phase if applicable).  Payment of subsequent installments, together with accrued interest thereon, is due on January 10 th of succeeding years.  Given the actual acceptance date for the first sub-phase of Phase I (the Renewal Project):

	Principal repayment amounts from Jiaohe in RMB millions
	Payment dates are January 10th of year shown

	2010	2011	2012	2013	2014	2015	2016	2017

Renewal Project (*)	15.9	15.9	15.9	15.9	15.9	15.9	15.9	15.9

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

•
Collectability of amounts due pursuant to the Jiaohe contract is deemed to be reasonably predictable because Jiaohe is a taxing authority and therefore has a reliable source of revenue for payment of its obligations to the Company and others.   Jiaohe also receives revenues from the central government that supplement its own tax revenues, and it has guaranteed to include annual contract payment amounts and interest in its annual budget approved by the Standing Committee of the National People’s Congress and has been properly documented.  The completion of the infrastructure project also confers substantial economic benefits on the municipality through appreciation of the improved land, which the municipalities have begun to realize by granting rights to use the land to third parties to make further improvements, such as constructing production facilities. This enhances the customers’ ability to pay in accordance with the contracts.  In addition to having a reasonable expectation that the municipality ultimately has the intent and will have the cash flow to timely meet its payment obligations, the Jiaohe Contract is enforceable against the Jiaohe municipality under Chinese law.  We also have rights under the Jiaohe Contract to control access to the Jiaohe Project or dispose of Jiaohe Project assets to ensure payment in the event of a payment default.  Our legal counsel has advised us that such contractual lien rights are enforceable under PRC law, however, as a practical matter they are expected to have limited economic benefit and we do not have a perfected grant of a security interest in the project property or substitute collateral.

•
Notwithstanding the foregoing, he Jiaohe government has failed to timely make the scheduled initial payment as agreed, claiming that disputed amounts payable by sub-contractors of the Group’s primary project contractor need to be resolved before payments can begin.  While we dispute this claim, it has become evident to us that we will have to expend significant resources to collect the amounts owed to us for the Jiaohe Project and that we may have to make material concessions in order to gain accelerated payment. .  Accordingly, we recorded a valuation allowance with respect to the Jiaohe Project receivable at December 31, 2010.

•
An aggregate of $17.7 million was recorded as Net investment in BT project for the municipality of Jiaohe, including accrued interest of approximately $2.1 million.  Anticipating that we might be required to forego interest on the project and that we are likely to have substantial collection costs, we recorded an impairment to the value of the Jiaohe receivable of $6.3 million as of December 31, 2010, reducing the net amount of the receivable to $11.4 million.  The valuation allowance was comprised of two components, $5.3 million for our estimate of collection costs and uncollectible amounts and a$1.1 million present value adjustment related to the non-current portion of the receivable.

Construction in-progress

Construction in-progress represents costs related to work certified for projects in-progress and advances. The amounts recorded in Construction in-progress have not been billed to the customers and do not bear interest prior to project acceptance by customer.  Most of the amounts recorded in Construction in-progress as of December 31, 2008 and the related BT Project Payables were eliminated following the transfer of the second sub-phase of the Jioahe Project (the New District Phase) and the Zhengding Projects to others as a result of our suspension of operations in China.  The amounts remaining in Construction in progress as of December 31, 2009 reflect advances paid related to those projects that we expected to recover upon project completion and acceptance.  As a result of our review of the facts and circumstances as of December 31, 2010, we concluded that there was little likelihood of recovering the amounts recorded to Construction in progress and we recorded a valuation allowance for the full amount.

Recently issued accounting pronouncements

We describe below recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

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

In September 2009, the FASB issued ASU No. 2009-12 (“ASU 2009-12”), Fair Value Measurements and Disclosures (Topic 820) — Investments in Certain Entities That Calculate Net Asset Value per Share (or Its

In March 2010, FASB issued authoritative guidance regarding the effect of denominating the exercise price of a share-based payment awards in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The guidance will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. This adoption of the authoritative guidance is not expected to have a material impact on the Group’s financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

A.   RESULTS OF OPERATIONS

The comparison of results of operations during the years ended December 31, 2010 and 2009 reflect the reverse acquisition transaction of Sing Kung (the accounting acquirer) with CNC as a recapitalization as of the date of its consummation in 2009.  The only adjustment made was to retroactively adjust Sing Kung’s legal capital to that of the CNC from the earliest period shown.  Because we deem SNC to be a predecessor company, the comparison of operations for the years ended December 31, 2010, 2009 and 2008 reflects the results of operations for the accounting acquirer in the reverse acquisition transaction and also incorporates the results of SNC on a pro forma basis for the period in 2008 prior to its acquisition by Sing Kung. When pro forma information is used for comparison, we refer to the results as being the results of the Group.

Comparison of Year Ended December 31, 2010 and 2009

The following table presents our operating results for the year ended December 31, 2010 as compared with the year ended December 31, 2009.

	For the Year-ended December 31,
	2010	2009	Change
			Amount	%
Contract revenue	$-	$-	$-	-
Cost of revenue	(268,460)	-	(268,460)	N/A
Gross (Loss)/ Profit	(268,460)	-	(268,460	N/A
Expenses
General and administrative expenses	(1,213,607)	(1,981,919)	(777,312)	(39))
Goodwill and other impairment charges	(6,876,389)	(3,155,230)	3,730,159	118
Total expenses	(8,089,996)	(5,137,149)	2,952,847	57
Operating (Loss)/Income	(8,358,456)	(5,137,149)	3,221,307	63

Interest income	917,870	969,690	(51,820)	(5)
Other income	327,190	-	327,190	N/A
Finance and other costs	(550,307)	(109,965)	440,342	400
(Loss)/Income before provision for income taxes	(7,663,703)	(4,277,424)	3,386,279	79

Provision for income taxes	-	(7,750)	(7,750)	N/A
Net (Loss)/Income	$(7,663,703)	$(4,285,174)	$(3,378,529)	79
Other Comprehensive Income:
Effects of foreign currency translation adjustment	495,467	284,589	210,878	74
Comprehensive (Loss)/Income	$(7,168,236)	$(4,000,585)	$(3,167,651)	79

Operating revenues

For the twelve months ended December 31, 2010 and 2009, total revenues were $0 for the Group. Because of the lack of funds, no BT Project work was performed during either 2009 or 2010 and all projects in-progress have now been assigned to others in conjunction with our suspension of operations in January 2010.

Project revenue backlog

Because of our inability to perform BT projects in progress, all such projects were assigned to other parties and the backlog at December 31, 2009 was $0.  Because operations have not resumed, the backlog remained $0 at December 31, 2010.

Cost of revenues

For the twelve months ended December 31, 2010 CNC recorded a $268,460 cost of revenue associated with losses recorded on the Changchun contract related to a negotiated offset for warranty expense.  This compares with a $0 cost of revenue for the year ended December 31, 2009 when the Group recognized no revenue or project losses during the year. Because construction activity was halted by the Group during 2009 due to lack of funds, there were no costs associated with performing or overseeing projects in progress during the year that would have been recorded to Construction in-progress if we had been operating.  Costs of administrative personnel not specifically allocated by the Group to project-related activities are charged to general and administrative expense as discussed below.

Gross margin

The recognition of a loss on the Changchun Project contract during the year ended December 31, 2010 resulted in negative gross margin (a loss) of $268,460 as compared with $0 gross margin for the year ended December 31, 2009 when we recognized neither any BT project revenue nor costs associated therewith.

Operating expenses

General and administrative expenses

General and administrative expenses mainly include payroll and employee welfare benefits, traveling and other expenses of administrative departments, such as planning and financial, information systems and human resources, as well as legal fees related to our contract administration and costs for maintaining our public-listed status and good standing. General and administrative expenses for the Company amounted to $1.2 million for the year ended December 31, 2010 as compared with $2.0 million for the year ended December 31, 2009, a reduction of 39%.  The decrease in general and administrative expenses was the direct result of our efforts to curtail expenditures and conserve cash while our operations were suspended.

Impairments

In the year ended December 31, 2010, we recognized impairments of $6.9 million, an increase of $3.7 million, or 118% above the $3.2 million recognized during the year ended December 31, 2009.  The increase resulted primarily from our determination that the carrying values of the Net investments in BT projects and construction work-in-progress recorded during 2008 could not be fully realized.  During the year ended December 31, 2009, in contrast, the impairments recognized were primarily in the category of goodwill, and were triggered by our suspension of operations which, in our judgment, precluded realization of value from our prior business activities.  However, as of December 31, 2010 we uncovered further evidence that prepaid expenses booked by our former management were unrealizable and we recorded an impairment of $15,015 related thereto, as compared with an impairment for the year ended December 31, 2009 of $0.9 million for a long-term consulting contract that had been recorded by our prior management that was determined to be valueless.

(Loss)/income from operations

During year ended December 31, 2010 we lost $8.4 million from operations as compared with a loss from operations of $5.1 million for the year ended December 31, 2009.  The difference of $3.2 million, or 39%, from 2009 to 2010 was caused by the increase in impairments and the loss recognized on the Jiaohe contract, partially offset by a reductions in general and administrative expense.

Interest income

We recorded $0.9 million in interest income for the year ended December 31, 2010 as compared with $1.0 million for the year ended December 31, 2009 for the Group.  Substantially all of the interest income for both years was related to the accrual for the Net investment in BT project (Jiaohe).  The difference of $51,820, or 5%, was attributable to fluctuations in interest rates between 2009 and 2010.  To reflect the contingency associated with the interest waiver related to the Changchun BT project the Group established a 100% valuation allowance for the interest accrued on that project.  As a result, no interest income was recognized in connection with the Net investment in BT Projects (Changchun) during years ended December 31, 2010 or 2009.

Other income

During the year ended December 31, 2010 we recorded $0.3 million in other income as compared with $0 during the year ended December 31, 2009.  $0.2 million of other income recorded during 2010 was derived from a reduction in the contingent payable due to the former SNC shareholders as a result of the loss recognized on the Changchun Project contract and associated project receivable.  The remainder resulted from a present value adjustment for a non-current payable linked to the payment of the Jiaohe project receivable.

Finance and other costs

For the year ended December 31, 2010 our finance and other costs totaled $$0.6 million as compared with $0.1 million during the prior year.  The five-fold increase was the result of our requirement to borrow approximately $2.6 million in the PRC to meet our maturing BT project contract obligations and the necessity of borrowing approximately $0.6 million outside of the PRC to fund our general and administrative expenses, including legal and accounting costs associated with maintaining our standing as a public-listed company.  We recorded no amortization of financing costs for the year ended December 31, 2010 in contrast to the prior year when we had no material borrowings and the preponderance of finance and other costs was related to amortization of financing expense incurred in prior years.

Income tax provision

The income tax provision for the Company was $0 for the year ended December 31, 2010, reflecting the absence of taxable income at the Company or any of its subsidiaries.  While this was also the case during the year ended December 31, 2009, the tax provision of $7,750 recognized during that year derived from recognition of an underprovision for the prior year. as compared with $7,750 for the year ended December 31, 2009.

Net( loss)/income

For the year ended December 31, 2010, the our net loss amounted to $7.7 million as compared with a loss of $4.3 million for the prior year for the Group, a difference of $3.4 million or 79%.  The greater loss for 2010 was attributable to the greater operating loss incurred for the year together with a reduction in interest income and increased finance and other costs, partially offset by the increase in other income as compared with the year ending December 31, 2009.

Foreign currency translation adjustment and comprehensive (loss)/income

For the year ended December 31, 2010, the Company’s Comprehensive loss amounted to $7.2 million as compared with a Comprehensive loss of $4.0 million for the Group for year ended December 31, 2009. Comprehensive loss for the Company reflects the effects of foreign currency translation adjustments on the value of the Group’s assets and these adjustments offset the net loss for the year ended December 31, 2010 by $0.5 million as compared with $0.3 million recorded during the year ended December 31, 2009.  The increase in foreign currency translation adjustments from 2009 to 2010 was attributable primarily to a greater increase in the exchange rate of RMB for U.S. Dollars during 2010 than during 2009.

Comparison of Year Ended December 31, 2009 and 2008

The following table presents our operating results for the year ended December 31, 2009 as compared with the year ended December 31, 2008.

	For the Year-ended December 31,
	2009	2008	Change
			Amount	%
Contract revenue	$-	$4,892,204	$(4,892,204)	N/A
Cost of revenue	-	(304,386)	304,386	N/A
Gross (Loss)/ Profit	-	4,587,818	(4,587,818)	N/A
Expenses
General and administrative expenses	(1,981,919)	(919,923)	(1,061 ,996)	(115))
Goodwill and other impairment charges	(3,155,230)	-	(3,155,230)	N/A
Total expenses	(5,137,149)	(919,923)	(4,217,226)	(458)
Operating (Loss)/Income	(5,137,149)	3,667,895	(8,805,044)	N/A

Interest income	969,690	286,463	683,227	239
Other income	-	-	-	-
Finance and other costs	(109,965)	(69,524)	(40,441)	(58)
(Loss)/Income before provision for income taxes	(4,277,424)	3,884,834	(8,162,258)	N/A

Provision for income taxes	(7,750)	(114,695)	(106,945)	(93)
Net (Loss)/Income	$(4,285,174)	$3,770,139	$(8,055,313)	N/A
Other Comprehensive Income:
Effects of foreign currency translation adjustment	284,589	278,593	5,996	2
Comprehensive (Loss)/Income	$(4,000,585)	$4,048,732	$(8,049,317)	N/A

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

Impairments

In the year ended December 31, 2009, the Company recognized impairments of $3.2 million, of which $2.3 million reflected write-offs of goodwill recorded in connection with the Sing Kung acquisition and the SNC acquisition.  In addition, a $0.9 million impairment was recognized in connection with the determination by management that no future benefits could be derived from a multi-year prepaid services contract with Dehai Cashmere Co. Ltd. booked in 2008 and purporting to provide business development and other services related to BT Projects in the Western provinces of the PRC.  There were no impairments of long-term assets recorded during the year ended December 31, 2008.

(Loss)/income from operations

During year ended December 31, 2009 we lost $5.1 million from operations as compared with income from operations of $3.7 million that was recorded by the Group during the year ended December 31, 2008.  The difference of $8.8 million from 2009 to 2008 was caused by the absence of revenue and gross margin during 2009 due to the fact that no BT Projects were completed and accepted as well as to an increase in general and administrative expense and the recording or impairments during 2009 as compared with 2008.

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

Finance and other costs

For the year ended December 31, 2009 our finance and other costs totaled $109,965 as compared to $69,524 for the year ended December 31, 2008 for the Group, an increase of 62%.  This increase resulted primarily from the amortization during the year ended December 31, 2009 of 12 months of deferred finance expense incurred connection with the Sing Kung preferred stock issuance in April, 2008 as compared with only about 8 months of such amortization during the year ended December 31, 2008.

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

Net( loss)/income

For the year ended December 31, 2009, the Company’s net loss amounted to $4.3 million as compared with net income for the Group for the prior year of $3.8 million, a difference of $8.1 million. The year-over-year difference was attributable to the absence of revenue and gross margin during the year ended December 31, 2009 because no BT Projects were completed by the Company during that year, as well as to increased general and administrative expense, and impairments as compared with year ended December 31, 2008.

Foreign currency translation adjustment and comprehensive (loss)/income

For the year ended December 31, 2009, the Company’s Comprehensive loss amounted to $4.0 million as compared with comprehensive income of $4.0 million for the Group for year ended December 31, 2008. Comprehensive (loss)/income for the Company reflects the effects of foreign currency translation adjustments on the value of the Group’s assets and these adjustments offset the net loss for the year ended December 31, 2009 by $284,589 and increased the net income the year ended December 31, 2008 by $278,593.  The foreign currency translation adjustments combined to increase the year-to-year swing in comprehensive (loss)/income to $8.0 million for the years ending December 31, 2009 and 2008.

B.  LIQUIDITY AND CAPITAL RESOURCES

From inception through December 31, 2010, the Group financed operations primarily through equity financing and increases in accounts payable to consortium partners during periods when it had BT projects in-progress.  From the inception of SNC in 2005 through the consummation of our acquisition of Sing Kung acquisition, the combination of these two capital funding sources combined to provide the Group with adequate liquidity and working capital to grow the scope and scale of operations.  With the turmoil in capital markets that was manifested 2008, the Group’s ability to raise new funding was severely constrained as compared with its past experience.  At the same time, its needs for capital increased from historical levels because of commitments made to fund portions of multiple projects simultaneously.  As a result, we faced a severe liquidity shortfall that caused us to assign all projects in-progress to others during the last four months of the year ended December 31, 2009 and to suspend all operating activities in January 2010 until amounts due from completed BT projects could be collected or assigned to satisfy creditor obligations.

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

On February 8, 2010, Sing Kung, Century City and SNC entered into a credit facility with a private individual for RMB 24.0 million (approximately $3.5 million) and which we sometimes refer to as the Luo Loan.   The Luo Loan bore interest at an annual rate of 18% and was arranged to meet critical payment obligations to BT Project creditors that were not contingent on receipt of collection of BT project receivables.  Interest on the Luo Loan accrued semi-annually and the final maturity date was February 8, 2011, at which time principal and interest were due in a single payment.  The Luo loan was non-recourse to us, but our subsidiaries, SNC, Century City and Sing Kung were all obligors under the loan agreement, and SNC’s interests in the Changchun Project were pledged as collateral for the loan.  RMB 18.0 million (approximately $2.7 million) was drawn on the facility in February 2010, and all proceeds were used to pay obligations to Jiaohe Project creditors.  An additional RMB 4.5 million (approximately $0.7 million) was drawn on the Luo Loan facility in January 2011 to enable Century City to make an additional payment to and reach a final settlement with the primary Jiaohe Project subcontractor.  The Luo Loan was repaid in full, including all outstanding interest thereon, in February 2011 with proceeds from the final payment of the Changchun Project receivable by the Changchun municipality in February 2011.  A total of RMB 25.7 million, or $3.9 million, was paid to satisfy the Luo Loan obligations, which amount included interest of RMB 3.2 million, or $0.5 million.

On February 22, 2010 we received the initial subscription of a $600,000 credit facility that we sometimes refer to as the 2010 Working Capital Loan.  This credit facility was fully subscribed and funded by certain of the Company’s Class A Preferred Shareholders by March 25, 2010.  The term of the 2010 Working Capital Loan originally ended on February 22, 2011, but was extended by the lenders until the earliest to occur of (i) February 22, 2012; (ii) the collection of US$4,000,000 or more of BT Project Receivables (net of costs and related payments) by its subsidiaries; (iii) an event of default; or (iv) the consummation of an acquisition of a business enterprise having a value greater than US$10 million or a merger transaction.  In addition, the amount of the credit facility was increased by $50,000 to $650,000 on March 7, 2011.  Consideration for the extension was the issuance to the 2010 Working Capital Loan participants of 2,600,000 of our common shares and payment to them, on or prior to September 30, 2011 of an aggregate cash fee of $65,000.  The notes issued under the 2010 Working Capital Loan are convertible into Class B Preferred shares at any time and conversion is mandatory under certain circumstances which have not been met as of the date of this filing.  These notes accrue interest at the rate of 3% per month. In conjunction with the authorization of the 2010 Working Capital Loan, the requisite majority of the Company’s Board also approved amendments to the Company’s Memorandum and Articles of Association that increased the authorized common shares from 100,000,000 to 175,000,000 and increased the authorized Preferred Shares from 25,000,000 to 35,000,000, including 10,000,000 shares of a newly authorized class of Preferred Shares,  the “Class B Preferred Shares” having a liquidation preference pari pasu with the Company’s Class A Preferred shares  and a conversion ratio of 10 common shares for each Class B Preferred Share.  No holders of the convertible notes issued under the 2010 Working Capital Loan have converted them into Class B shares as of the date of this filing.

The Changchun municipality paid the full agreed settlement amount of the Changchun Project receivable of RMB 52,038,701 (approximately $7,857,853) in February 2011.  Affiliates of the former SNC shareholders and management submitted fraudulent documentation to the Changchun municipality directing the government to make the Changchun Project payments to the bank account of a corporation controlled by them in order to collect their claims under the SNC acquisition agreements in preference to other creditors of the Group and to limit offsets of those claims by CCI that it intended to assert.  In an effort to limit both criminal and civil exposure, the parties perpetrating this fraud (i) caused the former shareholders of SNC to deliver an acknowledgement of payment to CCI for RMB 12,916,447 (approximately $1,950,383) that they asserted to be due under the SNC purchase agreement, (ii) caused the BT project payables related to the Changchun Project to be satisfied in full and (iii) paid RMB 30 million to the secured lender Luo.  The proceeds received by Luo were in excess of his claims and so in April 2011 he forwarded RMB 4,260,000 (approximately $643,260) to Century City.  The Group is evaluating possible civil or criminal actions that it could potentially bring against the parties involved, but as of the financial statement date has not reached a conclusion about or initiated any action and we may determine that it is not practicable to do so given the legal framework in the PRC.

As of the date of this filing, the Company’s actions to suspend operations, terminate personnel and curtail costs, together with the cash from collections of the BT project receivables and the 2010 Working Capital Loan, are judged to be sufficient to allow us to make the loan extension payment due prior to September 30, 2011 and to sustain the Company beyond December 31, 2011.

Working capital

Working capital as of December 31, 2010 was $2.2 million as compared to working capital as of December 31, 2009 of $1.6 million, an increase of $0.8 million or 50%.

Total current assets as of December 31, 2010 amounted to $13.1 million as compared with $11.6 million as of December 31, 2009, an increase of approximately $1.5 million.  The increase was attributable primarily to the reclassification of $1.9 million in BT Project receivables from non-current to current in reflection of amounts expected to be collected during 2011, offset by reductions of a tax receivable of $0.2 million that was collected, and further reductions in cash and prepaid expenses totaling $0.2 million.

Total current liabilities were $11.0 million at December 31, 2010, in comparison with $10.1 million at December 31, 2009, an increase of $0.9 million.  This change was attributable to an increase in our accounts payable and accrued liabilities of $0.3 million, a current loan of $0.6 million (the 2010 Working Capital Loan) and interest accrued on the Luo Loan and 2010 Working Capital Loan totaling $0.5 million, offset by reductions in our income taxes and dividends payable and amounts due to the former SNC shareholders (Other payable) as a result of a recognized loss on the Changchun Project and a reclassification of $0.4 million of current BT project payables to long-term as a result of an agreement reached with one of our project contractors.  The Luo Loan of $2.7 million that was borrowed during 2010 added to the balance of notes payable,  but proceeds were applied dollar for dollar to reduce our BT project payables, and thus these changes had no net affect on our current liabilities for 2010 as compared with 2009.

Our current ratio increased to 1.19 at December 31, 2010 from 1.15 at December 31, 2009.  We had cash of $250,515 at December 31, 2010.

Cash flow

Cash flow from operations prior to 2009 was provided primarily by BT contract consortium partners who performed their obligations under the contracts on the basis that they would receive payment on a deferred basis. For example, on the Changchun Project, the consortium partners agreed to accept payment as and when our applicable PRC subsidiary, as consortium leader, received payment from the municipal clients. For contracts in-progress subsequent to January 1, 2008, the Jiaohe and Zhengding Projects, the consortium partners agreed to extended, but not contingent, payment terms.  Satisfying these payment requirements as they mature would have led to negative cash flow from operations during 2009 and beyond that we determined, following the acquisition of Sing Kung in September 2009, to be unsustainable.  Therefore, we assigned the New District phase of the Jiaohe Project and the Zhengding Project to third parties to mitigate the expected negative cash flow and we suspended operations.  Nevertheless, our ability to continue to meet our immediate cash flow requirements beyond December 31, 2011 can only be met through one or a combination of the following:  (i) an additional infusion of equity capital, (ii) the establishment of additional or replacement credit or borrowing facilities, (iii) sales or factoring of receivables assets, (iv) the collection of receivables classified as current, and (v) acceleration of payment on receivables or project investments that are presently classified as long-term.

The following table sets forth historical information with respect to statements of cash flows for the Group:

	Years Ended December 31,
	(amounts in $ millions)
	2010	2009	2008 (a)

Net cash used in operating activities	$(4.5)	$(7.5)	$(3.7)
Net cash provided by/(used in) investing activities	-	-	(3.8)
Net cash provided by/(used in) financing activities	3.9	0.5	14.4
Effect of foreign exchange translation	0.5	0.3	0.3

Net increase/(decrease) in cash and cash equivalents	$(0.1)	$(6.8)	$7.2

Note:
(a)
For Sing Kung (the accounting acquirer) and excluding negative cash flows used in from operations by SNC, which amounts are sometimes included in results of the Group for periods prior to the acquisition of Sing Kung by SNC in December 2008..

Comparison of the Years Ended December 31, 2010 and 2009

Net cash used in operating activities totaled $4.5 million for the twelve months ended December 31, 2010, as compared to $7.5 million net cash used in operating activities for the twelve months ended December 31, 2009. The reduction in negative cash flow of $3.0 million occurred despite the greater net loss in 2010 as compared with 2009, $(7.7 million) and $(4.3 million), respectively. In part, this was due to the recognition during the year ended December 31, 2010 of a 100% impairment of the $0.5 million remaining balance of our construction in-progress account and the impairment of $4.8 million of BT project receivables which contributed to our net loss of $7.7 million, but did not impact cash during the year as the amounts in question were carried forward on the balance sheet from the prior year.  In comparison, non-cash impairment charges of $3.2 million ($0.9 million from impairment of a prepaid contract and $2.3 million from impairment of goodwill) contributed to our net loss of $4.3 million for the year-ended December 31, 2009.  The following additional changes in operating assets and liabilities combined to reduce the use of cash in operating activities for 2010 as compared with the prior year:

•	$0.3 million decrease in prepayments and other receivables;
•	$0.1 million increase in net-investments in BT projects (current and long-term);
•	$0.1 million increase in accrued liabilities and other payables; and
•	$3.1 million decrease in BT project payables.

The reduction in the balance of prepayments, receivables and other assets by $0.3 million during the year ended December 31, 2010 was the result of the collection of a $0.2 million tax receivable and, with the exception of a $15,015 impairment of a prepaid amount, the net application of  prepaid expenses to our operations activities in lieu of cash. The reductions in these asset accounts during 2010 was greatly reduced from the year ended December 31, 2009 when we recognized major impairments of both goodwill and prepaid expense, although the latter did not impact cash flow for that year.

The $0.1 million reduction in Net investment in BT projects (current and long-term) for the year ended December 31, 2010 that was not reflected in the net impairment charge described above represents the net result of an reduction in the carrying value of the Changchun Project receivable due to negotiated settlement of warranty issues with the Changchun municipality and a valuation allowance for the long-term portion of the receivable, partially offset by the interest accrued on the receivable during the year.

The year-over-year change in accrued liabilities and other payables reflects the accrual during the year ended December 31, 2010  of general and administrative expense taxes payable in the PRC, offset in part by reductions in dividends payable the amount recognized as being due to the former SNC shareholders as a result of the partial impairment of the Changchun Project receivable.

Payments of approximately $3.0 were made to BT project contractors during 2010 for work previously performed, as compared with approximately $5.1 million during the prior year.  The BT Project payments for 2010 were partially offset by recognition of a $0.3 million increase BT project payables as a result of settlement negotiations.  No project activities were conducted during either the year ended December 31, 2010 or 2009.

No cash was used for investing activities during the year ended December 31, 2010.  The liquidation of net fixed assets (office equipment) of $12,184 contributed to our loss and the balance sheet adjustment This contrasts with the year ending December 31, 2009 when we made a net investment in fixed assets of $1,746.

Net cash provided by financing activities for the year ended December 31, 2010 amounted to $3.87 million, $3.03 million of which was derived from the Luo Loan ($2.72 million of principal and $0.31 million of financed interest expense) and $0.84 million of which was derived from the 2010 Working Capital Loan ($0.6 million of principal and $0.24 million of interest expense and fees).   This contrasts with $0.5 million of cash that was provided by financing activities during the year ended December 31, 2009 as a reverse acquisition of Sing Kung and the resulting recapitalization.

The Comparison of the Years Ended December 31, 2009 and 2008

Net cash used in operating activities totaled $7.5 million for the twelve months ended December 31, 2009 as compared to $3.7 million of net cash used in operating activities for the twelve months ended December 31, 2008. This increase in negative cash flow of $3.4 million resulted from a reduction in net income of $8.1 million (from a net income of $3.8 million for the year ended December 31, 2008 to a net loss of $4.3 million for the year ended December 31, 2009).  A non-cash impairment charge of $0.9 million was included in our net loss for the year ended December 31, 2009 resulting from the write-off of a prepaid consulting contract.  This charge, combined with the following other changes in the operating assets and liabilities contributed to the increase in cash used for operations during 2009 as compared with 2008:

•	$20.0 million decrease in construction in progress
•	$1.4 million decrease in other assets and goodwill
•	$0.9 million increase in net investments in BT projects
•	$0.7 million increase in accrued liabilities and other payables
•	$25.1 million decrease in BT project payables
•	$0.2 million decrease in taxes payable

The transfer of assignment of projects in progress during the year ended December 31, 2009 reduced the net cash applied to construction in-progress as compared with the year ended December 31, 2008, a period when project activity levels were high and the Jiaohe project was ramping up.  With the project assignments during 2009, most of the BT project payables were also transferred to the assignees, resulting in the reduction in this balance.  However, cash payments of approximately $5.1 million were also made on BT Project payables during the year ending December 31, 2009, accounting for the incremental use of funds over the transfers.  None of the net investment in BT projects carried over from the year-ended 2008 was collected as of December 31, 2009 and the changes in the net investment in BT projects accounts were a result primarily of the accrual of non-cash interest income on the Jioahe Project, which represented a use of funds.  The year-over-year change in accrued liabilities and other payables reflects the assumption of net liabilities from CNC that occurred as a result of the Sing Kung acquisition.  The reduction in taxes payable was attributable primarily to a change in the tax rates applicable to the Jiaohe project and an adjustment to the tax payable rather than cash payment of taxes.

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

C.  RESEARCH AND DEVELOPMENT

Not applicable

D.  TREND INFORMATION

We have suspended operations related to our BT project development business in the PRC and we no longer have any business backlog, as reflected in the backlog summary included in the overview at the beginning of this Item 5.  As further described above under the heading, “Recent Corporate and Commercial Developments – Suspension of Business in the PRC/New Initiatives” we have begun exploring expansion opportunities in the telecom tower sector, specifically the acquisition of a portfolio of revenue-producing telecommunications towers in Guatemala, Nicaragua, El Salvador Panama and other Latin American countries.  However, there is no assurance that we will be successful in bidding on any of the towers we are evaluating or that we can raise the financing necessary to consummate any acquisition on acceptable terms if at all.   Under the circumstances, trends in our business are not applicable to the evaluation of our business situation.

E.  OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties as of December 31, 2010. We have not entered into any foreign currency forward contracts, nor do we have any other off-balance sheet arrangements as of December 31, 2010, except for the contractual obligations and commitments set forth in Item 5 – F below.  Consequently there are no off-balance sheet arrangements that have or are reasonably likely to have a material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following sets forth our contractual obligations as of December 31, 2010 (in U.S. dollars):

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years

Facilities operating lease obligations	$1,288	$1,288	-	-	-

Although the Company does not have long-term arrangements to accommodate its administration and other operational needs, management believes that it can find suitable office accommodations on a short-term basis.

G. SAFE HARBOUR

See “Forward-Looking Information” at the beginning of this Annual Report on Form 20-F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position
William C. Morro	57	Chief Executive Officer and Director
Zhaosheng Wu	74	Director
Daniel P. Beharry	57	Director
Steve Klein	47	Director
David Miller	48	Director
Qiping Gao	67	Director
Mingtang Zhang	61	Director

William C. Morro has served as a director and as chief executive and sole officer since September 2009. Since November 2001, Mr. Morro has been a partner with the InterAmerican Group, an advisory and investment firm focusing on cross-border transactions. Mr. Morro is also employed as a Managing Director of Chardan Capital Markets, LLC, a New York based investment bank.  In October 1996, Mr. Morro founded the U.S. Merchant Bank for the Bank of Montreal Group of Companies – BMO Nesbitt Burns Equity Group (US), Inc. and was its president until October 2001. From 1991 to 1996, Mr. Morro was employed by Heller Financial, Inc., and from June 1994 to October 1996 served as president of its SBIC, Heller Investments, Inc. (“HII”). Since 1991, Mr. Morro has accumulated experience with the acquisition and management of middle-market companies, having participated as an investment principal in 55 acquisition or divestiture transactions including several businesses operating in the PRC. Prior to joining HII, Mr. Morro was a principal and shareholder of the general management consulting firm, Cresap, McCormick and Paget (now owned by Towers, Perrin).  Mr. Morro earned a Masters degree from the Kellogg Graduate School of Management at Northwestern University. His undergraduate degree is from Dartmouth College, where he studied chemistry and engineering.

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

Compensation of Directors and Senior Management

The following table presents all compensation we paid to all of our directors and senior management as a group for the years ended December 31, 2010 and 2009.  The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. The amounts set forth below for 2009 reflect amounts committed to by Sing Kung, and assumed by us following our acquisition of Sing Kung.

Name	Salary($)
	2010	2009
William C. Morro	-	-
Moulong Zhu	-	-
Zhaosheng Wu	-	$11,713
Daniel P. Beharry	-	-
Steve Klein	-	-
David Miller	-	-
Qiping Gao	-	$14,641
Mingtang Zhang	-	-
Yong Xu (CFO)	$6,000	$24,000

Total	$6,000	$50,354

Mr. Xu resigned as our chief financial officer in January 2010. Mr. Xu’s replacement has not yet been named and our Chief Executive Officer is serving as acting Chief Financial Officer on an interim basis.

Aggregate costs for pension and employee benefits for the years ended December 31, 2010, 2009 and 2008 were $4,430 $2,018, $1,549, respectively.   The Company has no other obligation to make payments in respect of retirement benefits of its employees.

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

Audit Committee Financial Expert

Mr. Daniel P. Beharry serves as our designated audit committee financial expert.

Independent Auditors’ Fees

	For the Year Ended December 31
	2010	2009
Audit Fees	$35,000	$32,000
Audit – Related Fee	$3,703	$41,500

Tax Fees

During 2010 and 2009, we did not make any payments to our auditing firm for tax services.

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

Employees

As of December 31, 2010 and the filing date hereof, our employee count has been reduced to two to limit costs following the suspension of the infrastructure development business in January 2010.  One of these employees is located in our project office in Changchun and the other is based in Shanghai at our principal office location. At year-end 2009, we had a total of 15 full-time employees working in three primary categories: administration and management (6), urban planning (7), and urban infrastructure construction management (2). All but one, located in Changchun and serving that project and Jiaohe, were based in Shanghai. This employee total was reduced from approximately 29 at mid-year 2009 divided among the categories as follows: administration and management (12), urban planning (11), and urban infrastructure construction management (6). Of these, all but 5 were located in Shanghai with the remained assigned to our project locations as needed.

We and our employees are not parties to any collective bargaining agreements.

Share Ownership

The following table sets forth information, as of the filing date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of shares of the voting stock of the Company by (i) each director and executive officer and (ii) all directors and executive officers as a group. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name and address of Beneficial Holder	Amount and nature of Beneficial Ownership		Percent of Beneficial Interest
Huang/Shi Group (2)	9,201,426	(1)	30.1%
Ms. Cho Kwan (3)	5,824,967	(1)	19.1%
Platinum Partners Value Arbitrage Fund, L.P. (4)	2,263,598	(5)	7.4%
William C. Morro (Director and CEO) (5)	1,182,920	(7)	3.9%
Steven Klein (Director) (8)	549,233	(9)	1.8%
David Miller* (Director) (8)	-		-
Qiping Gao* (Director) (10)	-		-
Zhaosheng Wu* (Director) (10)	-		-
Mingtang Zhang* (Director) (10)	-		-
Daniel P. Beharry* (Director) (6)	-		-
All officers and directors as a group			5.7%

Notes:           *     Person beneficially owns less than one percent of the class
1)	Common shares
2)
Five nominee companies are believed by the Company to be under common control of Ms. Yongjan Huang and her spouse, Jianjun Shi, the former CEO of Sing Kung; mailing address is Room 2801, Shui On Centre No. 6-8 Harbour Road, Wanchai, Hong Kong

3)
Although Cho Kwan is an individual person and citizen of Canada, shares are believed to be under the common control of Ms. Yongjan Huang and her spouse, Jianjun Shi, the former CEO of Sing Kung; 2 nd Fl, Abbott Building, Road Town, VG1110, Tortola, British Virgin Islands

4)	Mailing address is 152 West 57 th Street, 4 th Floor, New York, NY 10019
5)	Platinum Partners owns 66,667 common shares and 1,400,472 Class A Preferred shares
6)	c/o WHI Inc., 410 South Michigan Ave., Suite 620, Chicago, IL 60605
7)
Mr. Morro is deemed the beneficial owner of 132,360 common shares and 633,464 Class A Preferred Shares, which includes 33,924 common shares and 162,365 Class A Preferred shares owned by InterAmerican Capital Partners II, which is 60% owned and under the voting control of Mr. Morro.

8)	Mailing address is 1450 Broadway, 40 th Floor, New York, NY 10018
9)	Mr. Klein is the trustee for and has voting control over 350,118 Class A Preferred Shares owned by the Irene Horn Trust.
10)	c/o CNC Development Ltd. 970 Dalian Rd., Suite 909, Shanghai 900092, P.R.C.

Stock Option Plan

Sing Kung 2008 Equity Plan

 On August 11, 2008, shareholders approved and adopted the Sing Kung 2008 Equity Plan. The Sing Kung 2008 Equity Plan, sometimes referred to as the “2008 Stock Plan” reserves 5,500,000 shares of the Company common stock for issuance in accordance with the plan’s terms. Sing Kung’s stockholders approved the adoption of the 2008 Stock Plan on August 11, 2008 and approved certain amendments to the plan on September 25, 2008. The Company has not granted any options under the 2008 Stock Plan as of the date of this 20-F. The InterAmerican Acquisition Group Inc. (“IAG”) board of directors and shareholders also approved the 2008 Stock Plan. Under the plan of merger between IAG and the Company, the 2008 Stock Plan will survive the redomestication merger and be administered by the Company’s compensation committee.

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

7.B.  Related Party Transactions

2010 Working Capital Loan and extension (2011)

On March 24, 2010, CNC announced that it entered into loan agreements with certain of its Preferred Shareholders or their designees (“Lenders”) pursuant to which the Lenders agreed to advance a total of US$600,000 to the Company for a term equal to the earliest to occur of (i) February 22, 2011; (ii) the collection of US$4,000,000 or more of BT Project Receivables (net of costs and related payments) by its subsidiaries; (iii) an event of default; or (iv) the consummation of an acquisition of a business enterprise having a value greater than US$10 million or a merger transaction.  The loan amount is convertible by each Lender at any time at such Lender’s option into Class B Preferred shares having an initial liquidation preference value equal to three times the loan principal amount.  At CNC’s election, conversion of the loan by each lender into Class B Preferred shares is mandatory in the event that the Company’s subsidiaries collect US$10 million of BT Project receivables (net of costs and related payments). If any Class B Preferred shares are issued as a result of a conversion by any Lender, the issuance of Class B Preferred shares would trigger a reset of the conversion ratio of the Class A Preferred shares.  Such a reset would be dilutive to the Company’s common shareholders.

On February 23, 2011, the Company’s Executive Committee approved a $50,000 increase in the 2010 Working Capital Loan, which increase was subscribed on March 7, 2011.   On July 12, 2011 the Company reached an agreement with all the participants in the 2010 Working Capital Loan to extend the outside maturity date of the notes to February 22, 2012.  The consideration for this extension was a cash fee of $65,000 (10% of the principal amount of the 2010 Working Capital Loan) that is required to be paid on or before September 30, 2011 and pro rata issuance of 2,600,000 Company common shares to the participants.  The extension and increase in the permitted amount of the 2010 Working Capital Loan and the consideration to be paid for the extension, including the issuance of new Company common shares, was ratified by the requisite majority of members of our board of directors on July 11, 2011.

William C. Morro, our Chief Executive Officer and a Director has voting control over, and is deemed the beneficial owner of, WHI Retirement Savings Plan Trust, or WHI RSP and InterAmerican and Capital Partners II LLC, or IACPII, which entities together subscribed $109,280 of the 2010 Working Capital Loan.  As a result of the extension in July 2011, WHI RSP and IACPII received 437,119 of our common shares and are scheduled to receive $10,928 in extension fees prior to September 30, 2011.

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

	Class A Preferred Shares		Common Shares		Units		Warrants
	High	Low	High	Low	High	Low	High	Low

Annual High and Low
2008	N/A	N/A	$7.85	$6.80	$9.85	$7.00	$2.28	$0.13
2009	$2.55	$1.50	$1.86	$1.86	$8.25	$4.75	$0.20	$0.05
2010	$1.50	$0.25	$1.86	$0.20	$5.00	$1.01	$0.20	$0.04
Quarterly High and Low
2009
1 st Quarter	n.a.	n.a.	$7.65	$7.25	$7.80	$6.80	$0.34	$0.18
2 nd Quarter	n.a.	n.a.	$7.56	$7.45	$8.00	$7.26	$0.30	$0.10
3 rd Quarter	n.a.	n.a.	$2.45	$14.59	$8.40	$4.75	$0.25	$0.10
4 th Quarter	$2.55	$1.50	$1.86	$1.86	$5.00	$1.01	$0.20	$0.05
2010
1 st Quarter	$1.50	$1.00	$1.86	$0.70	$5.00	$4.00	$0.17	$0.05
2 nd Quarter	$1.00	$0.71	$0.75	$0.60	$5.00	$5.00	$0.20	$0.05
3 rd Quarter	$0.60	0.20	0.25	0.20	No trade	No trade	$0.05	$0.03
4 th Quarter	$0.02	0.01	0.16	0.15	No trade	No trade	0.025	0.001
Monthly High and Low
2011
January	$0.02	$0.02	$0.15	$0.15	No trade	No trade	$0.0037	$0.0037
February	$0.02	$0.02	No trade	No trade	No trade	No trade	$0.003	$0.003
March	$0.02	$0.02	$0.11	$0.11	No trade	No trade	$0.003	$0.0011
April	No trade	No trade	$0.11	$0.11	No trade	No trade	$0.0011	$0.0011
May	No trade	No trade	No trade	No trade	No trade	No trade	$0.0011	$0.0011
June	No trade	No trade	No trade	No trade	No trade	No trade	No trade	No trade
July	$0.02	$0.02	$0.11	$0.11	No trade	No trade	$0.0011	$0.0011
August (through August 11)	No trade	No trade	No trade	No trade	No trade	No trade	No trade	No trade

Dividends .   Other than the closing dividend paid to eligible shareholders of IAG in conjunction with the redomestication merger and  Sing Kung acquisition, we have not paid any dividends on our common shares and we do not anticipate doing so in the foreseeable future.  Any dividends will be paid solely as determined by our Board of Directors.

9.B.  Plan of Distribution

Not Applicable.

9.C.  Markets

Our securities are traded on the OTC Bulletin Board under the following symbols for each registered class of security:

Security	Symbol
Class A Preferred shares:	CDLKF
Common shares:	CDLVF
Units:	CDLUF
Warrants:	CDLWF

9.D.  Selling Shareholders

Not Applicable.

9.E.  Dilution

Not Applicable.

9.F.  Expenses of the Issuer

Not Applicable.

ITEM 10.           ADDITIONAL INFORMATION

A.        SHARE CAPITAL

Not required.

B.        MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Distributions may be made in cash or in specie comprised of any asset whatsoever, provided that no distribution shall be made in specie unless such assets are valued fairly as determined by the Board.

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

C.	MATERIAL CONTRACTS

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

D.	EXCHANGE RULES

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

E.	ADDITIONAL INFORMATION: TAXATION

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

Due to our lack of operating activity in 2010 and 2009, we believe that we and one or more of our subsidiaries were a PFIC for our 2009 and 2010 taxable years. However, because PFIC status is based on the composition of our income and assets for the entire taxable year and because of uncertainties regarding our future business operations, it is not possible at this time to determine whether we or any of our subsidiaries will be a PFIC for our 2011 taxable year until after the close of the taxable year. Therefore, we and one or more of our subsidiaries may also be a PFIC for our 2011 taxable year or any future taxable year.

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

Tax Consequences If We Are Not A Passive Foreign Investment Company

Distributions

If we were not a PFIC, as described above, distributions made by us with respect to our ordinary shares to a U.S. Holder would generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits would be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our ordinary shares, and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations would not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Amounts taxable as dividends are generally treated as foreign source “passive income” for U.S. foreign tax credit purposes.

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

F.	DIVIDENDS AND PAYING AGENTS

Not required.

G.	STATEMENT BY EXPERTS

Not required.

H.	DOCUMENTS ON DISPLAY

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

I.	SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11.	QUANTIATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Prior to consummation of the re-domestication merger of IAG and the Company and the acquisition of Sing Kung, IAG declared a dividend of $4.85 per common share payable to its shareholders who voted in favor of the acquisition with Sing Kung and who did not waive or otherwise forfeit their rights to receive the dividend.  The Company has determined that holders of 70,291 IAG shares were eligible for the dividend resulting in a total dividend declared of $340,911.  The obligation to pay the dividend was assumed by the Company in the re-domestication merger and became payable after the date thereof.  As of December 31, 2010 and 2009, $68,480 and $80,040 respectively of the dividends payable remained unpaid since uncertainties exist about payee eligibility.  The Company is continuing its efforts to resolve outstanding dividend claims and intends to pay out the full amount of the remaining dividends as soon as practicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.            Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer (who is also serving as acting Chief Financial Officer on an interim basis), regarding the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2010 were effective.

Disclosure controls and procedures are designed to insure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.            Management’s Annual Report on Internal Control Over Financial Reporting

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer (who is also serving as acting Chief Financial Officer on an interim basis), regarding the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2010 were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.  Based on management’s assessment and the review criteria, management believes that the internal control over financial reporting as of December 31, 2010 remains ineffective in the following regard:

The Company did not establish and maintain adequate segregation of duties without appropriate alternative controls.

The company is working to redistribute duties to remediate the deficiencies noted.

C.            Attestation Report of the Registered Public Accounting Firm

Management’s internal control report was not subject to attestation by the Corporation’s independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission regarding company size that permit the Corporation to provide only management’s report.

D.            Changes in Internal Controls Over Financial Reporting

Management implemented an upgrade to its accounting system during 2010 that was intended to address weaknesses in internal controls identified during the 2009 assessment in the areas of its accounting system that enabled transaction deletion and changes after-the-fact, and permitted the accountant to administrator the accounting application. This system upgrade corrected the aforementioned control deficiency in our accounting system. There were no other changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. During fiscal year 2010, no amendments to or waivers from the Code were made or given for any of our executive officers.  Our code of business conduct and ethics is publicly available on the SEC's website, as further detailed in the exhibit index contained herein.

ITEM 16C.	PRINCIPAL ACCOUTANT FEES AND SERVICES

Audit Fees

	Year Ended December 31,
	2010	2009
Services Rendered	Fees	Fees

Audit Fees	$35,000	$32,000

Audit-Related Fees

	Year Ended December 31,
	2010	2009
Services Rendered	Fees	Fees

Audit-Related Fees	$3,700	$41,500

Tax Fees

During 2010 and 2009, the Company did not make any payments to its auditing firm for tax services.

All Other Fees

During 2010 and 2009, the Company did not make any payments to its auditing firm for any services outside of the ones disclosed above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Previously disclosed pursuant to SEC rules.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable

Part III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-39.

ITEM 19.	EXHIBITS

Exhibit Number	Exhibit Table

1.1	Amended and Restated Memorandum and Articles of Association of Registrant (Incorporated by reference to the Company’s Form 6-K, filed with the SEC on March 24, 2010.)

2.1	Amended and Restated Stock Purchase Agreement, as amended (included as Annex A in the Proxy Statement/Prospectus contained in Registration Statement 333-152977 and incorporated by reference herein)

2.2	Form of Plan of Merger between IAG and Registrant (incorporated by reference from exhibit 2.2 to Registration Statement No. 333-152977)

2.3
Form of Amended and Restated Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (Incorporated by reference to the Company’s Form 8-A, filed with the SEC on September 15, 2009.)

2.4	Specimen Warrant Certificate (Incorporated by reference to the Company’s Form 8-A, filed with the SEC on September 15, 2009.)

4.1	Sing Kung 2008 Equity Plan (included as Annex D of the Proxy Statement/Prospectus included in Registration Statement No. 333-152977 and incorporated by reference herein)

4.2	Registration Rights Agreement (filed as an exhibit to Registration Statement 333-12558 and incorporated by reference herein)

4.3
Convertible Note Subscription Agreement, dated March 24, 2010, by and among Sing Kung Ltd., Century City Infrastructure Ltd., Shanghai New Century City Infrastructure Co. Ltd., and Luo Huijun (Incorporated by reference to the Company’s Form 6-K, filed with the SEC on March 24, 2010.)

8.1
Amended and Restated Memorandum and Articles of Association of Registrant (Incorporated by reference to the Company’s Form 6-K, filed with the SEC on March 24, 2010.)
List of Subsidiaries (Incorporated by reference to the Company’s Form 8-K, filed with the SEC on September 15, 2009.)

11.1
Code of Ethics and Conduct for Officers and Members of the Board of Directors Registrant (included as Annex F to the Proxy Statement/Prospectus contained in Registration Statement 333-152977 and incorporated by reference herein.)

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

* Filed as an exhibit hereto.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNC DEVELOPMENT LTD

By:	/s/ William C. Morro

Name:	William C. Morro

Title:	Chief Executive Officer

Date:	August 12, 2011

CNC DEVELOPMENT LTD.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

CNC DEVELOPMENT LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

Report of Independent Registered Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CNC DEVELOPMENT LTD. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of CNC Development Ltd. (the “Company”) and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated  statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010.  The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CNC Development Ltd. and its subsidiaries as of December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has only limited working capital as of December 31, 2010 and is dependent on obtaining additional financing to execute its business plan. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2 to the consolidated financial statements. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ UHY VOCATION HK CPA Limited

UHY VOCATION HK CPA Limited
Certified Public Accountants
Hong Kong, the People’s Republic of China

August 8, 2011

CNC DEVELOPMENT LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. Dollars)
	December 31,
	2010	2009 (a)
ASSETS
Current assets
Cash	$250,515	$381,361
Prepaid expenses and deposits	50,528	114,295
Net investment in BT projects	12,828,463	10,926,363
Tax refund receivable	-	189,026
Total current assets	13,129,506	11,611,045

Non-current assets
Construction in progress	-	497,587
Net investment in BT projects	6,435,295	13,275,347
Property and equipment, net	29,600	47,379
Total non-current assets	6,464,895	13,820,313

Total assets	$19,594,401	$25,431,358

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities
Accrued expenses	$1,526,815	$1,187,596
BT project payables	2,894,252	5,985,026
Dividend payable	68,438	80,040
Other payable	2,583,198	2,766,676
Notes payable	3,873,803	-
Income and business taxes payable	28,011	40,147
Total current liabilities	10,974,517	10,059,485

Non-current liabilities
BT project payables	407,700	-
Income and business taxes payable	286,785	278,238
Total non-current liabilities	694,485	278,238

Total liabilities	11,669,002	10,337,723

Preferred stock subject to redemption	20,231,737	20,231,737
Accrued dividends - preferred stock	1,688,260	235,129
Total preferred stock and accrued dividends	21,919,997	20,466,866

Shareholders' (deficiency)/equity
Common stock (par value of $0.0001 per share) Authorized — 175,000,000 shares 21,206,254 shares issued and outstanding at December 31, 2010 and 2009	2,121	2,121
Additional paid-in capital	499	499
Accumulated deficit	(15,055,867)	(5,939,033)
Accumulated other comprehensive income	1,058,649	563,182
Total shareholders' deficiency	(13,994,598)	(5,373,231)
Total liabilities and shareholders’ deficiency	$19,594,401	$25,431,358

(a) Such balances reflect a reclassification of $20,466,866 which was previously classified as a non-current liability.

See notes to consolidated financial statements

CNC DEVELOPMENT LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE
INCOME/(LOSS)
(Amounts in U.S. Dollars except weighted average shares)

	For the Year-ended December 31,
	2010	2009	2008 (b)
Contract revenue	$-	$-	$4,892,204
Cost of revenue	(268,460)	-	(304,386)
Gross (Loss)/ Profit	(268,460)	-	4,587,818
Expenses
General and administrative expenses	(1,213,607)	(1,981,919)	(919,923)
Goodwill and other impairment charges	(6,876,389)	(3,155,230)	-
Total expenses	(8,089,996)	(5,137,149)	(919,923)
Operating (Loss)/Income	(8,358,456)	(5,137,149)	3,667,895

Interest income	917,870	969,690	286,463
Other income	327,190	-	-
Finance and other costs	(550,307)	(109,965)	(69,524)
(Loss)/Income before provision for income taxes	(7,663,703)	(4,277,424)	3,884,834

Provision for income taxes	-	(7,750)	(114,695)
Net (Loss)/Income	$(7,663,703)	$(4,285,174)	$3,770,139
Other Comprehensive Income:
Effects of foreign currency translation adjustment	495,467	284,589	278,593
Comprehensive (Loss)/Income	$(7,168,236)	$(4,000,585)	$4,048,732

(Loss)/Earnings per share:
Basic	$(0.34)	$(0.20)	0.18
Diluted	$(0.34)	$(0.20)	0.16

Weighted Average common shares outstanding:
Basic	21,206,254	21,009,038	20,919,480
Diluted	21,206,254	21,009,038	23,834,480

(b)	Represents the consolidated statements of operations of Sing Kung Ltd., the Accounting Acquirer.

See notes to consolidated financial statements

CNC DEVELOPMENT LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIENCY)/EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Amounts in U.S. Dollars except number of shares)

	Common Stock $0.0001 par value
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated (Deficit)/ Retained Earnings	Accumulated Other Comprehensive Income	Shareholders’ (Deficiency)/ Equity

Balance, December 31, 2007	20,919,480	$2,092	$-	$(12,052)	$-	$(9,960)

Share redesignation		-	499	-	-	499

Comprehensive income:
Net income		-	-	3,770,139	-	3,770,139
Foreign currency translation gain		-	-	-	278,593	278,593

Balance, December 31, 2008	20,919,480	$2,092	$499	$3,758,087	$278,593	$4,039,271

Shares issued to former shareholders of CNC Development Ltd. as part of recapitalization	286,774	29	-	(3,296,271)	-	(3,296,242)

Effect of exchange of Sing Kung Preferred Shares for CNC Class A Preferred Shares		-	-	(1,539,635)	-	(1,539,635)

Comprehensive income:
Net loss		-	-	(4,285,174)	-	(4,285,174)
Foreign currency translation gain		-	-	-	284,589	284,589
Common dividends declared		-	-	(340,911)	-	(340,911)
Preferred dividends accrued		-	-	(235,129)	-	(235,129)

Balance, December 31, 2009	21,206,254	$2,121	$499	$(5,939,033)	$563,182	$(5,373,231)

Comprehensive income:
Net loss		-	-	(7,663,703)	-	(7,663,703)
Foreign currency translation gain		-	-	-	495,467	495,467
Preferred dividends Accrued		-	-	(1,453,131)	-	(1,453,131)

Balance, December 31, 2010	21,206,254	$2,121	$499	$(15,055,867)	$1,058,649	$(13,994,598)

See notes to consolidated financial statements.

CNC DEVELOPMENT LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in U.S. Dollars)

	For the Year-ended December 31,
	2010	2009	2008 (b)
Cash flows from operating activities:
Net (loss)/ income	$(7,663,703)	$(4,285,174)	$3,770,139
Adjustments to reconcile (loss)/income to net cash (used in)/provided by operating activities:
Depreciation and amortization	5,595	8,288	73,238
Disposal of property, plant and equipment	12,184	-	-
Impairment loss:	-		-
Prepaid consulting contract	-	872,685
BT project	4,796,282	-	-
Construction in-progress	497,587	-	-

Changes in operating assets and liabilities:
Prepaid expenses and receivables including taxes	(35,020)	1,426,971	(1,348,926)
Net investment in BT projects (current and long term)	141,668	(869,397)	(15,437,420)
Construction in-progress	-	-	(20,526,812)
Accrued expenses	431,953	711,485	(113,731)
BT project payables (current and long-term)	(2,683,073)	(5,120,671)	29,535,873
Taxes payable (current and long-term)	(3,589)	(286,370)	384,308

Net cash used in operating activities	(4,500,116)	(7,542,183)	(3,663,331)

Cash flows from by investing activities:
Payment for purchase of SNC, net of cash acquired	-	-	(3,830,030)
Purchases of property, plant and equipment	-	(1,746)	(4,241)

Net cash used in investing activities	-	(1,746)	(3,834,271)

Cash flows from financing activities:
Notes payable	3,873,803	-	-
Proceeds from issuance of convertible preferred stock	-	-	14,575,000
Issuance cost	-	-	(200,000)
Net proceeds from recapitalization	-	479,981	-
Proceeds from share redesignation	-	-	499

Net cash provided by financing activities	3,873,803	479,981	14,375,499

Effect of foreign exchange rate changes	495,467	284,589	278,593

Net (decrease)/increase in cash	(130,846)	(6,779,359)	7,156,490
Cash of January 1	381,361	7,160,720	4,230
Cash of December 31	$250,515	$381,361	$7,160,720

Supplemental disclosure of cash flow and non-cash information:
Cash paid during the year for:
Income tax paid	$9,147	$-	$-
Interest paid	$-	$-	$1,191

(b)	Represents the consolidated statement of cash flows of Sing Kung Ltd., the Accounting Acquirer.

See notes to consolidated financial statements

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

1.    Organization and Principal Activities

CNC Development Ltd. (“CNC” or the “Company”), was established under the laws of the British Virgin Islands (“BVI”) on  August 8, 2008, as a subsidiary of InterAmerican Acquisition Group, Inc. (“IAG”).  CNC’s purpose was to merge with IAG and to hold a 100% interest in Sing Kung Limited (“Sing Kung”) upon the completion of a reverse acquisition transaction  (the “Sing Kung Acquisition”), as described in Note 5 to the consolidated financial statements.  As of December 31, 2009 and 2010, details of the Company’s subsidiaries are as follows:

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

Sing Kung Limited ("Sing Kung") was incorporated in the British Virgin Islands ("BVI") on January 18, 2007 as a limited liability company.  In April 2008, the initial sole shareholder of Sing Kung, Cho Kwan, effected a share redesignation in conjunction with a capital contribution and transferred 72.2% of her share interests to unrelated third parties.  Cho Kwan and those unrelated third parties in turn exchanged their common share interests in Sing Kung (representing 100% of the common shares outstanding) for 19,843,412 common shares of the Company on September 9, 2009 pursuant to the stock purchase agreement and 1,076,068 common shares of the Company by October 2, 2009 pursuant to share exchange agreements (Note 17).

On December 26, 2007, Sing Kung established Century City Infrastructure Co., Ltd. (“CCI”), which was organized in Changchun, the People's Republic of China as a limited liability company.  Until January 2010 (when ongoing operations were temporarily discontinued, (Note 2), CCI was principally engaged in providing services to municipal-government customers to integrate project design, implementation and financing for Build-Transfer ("BT") projects in the PRC. BT is a form of project development wherein a private entity contracts with the public (government) sector to develop, on a turnkey basis, a municipal project, in CCI’s case, consisting of roads, utilities (such as sanitary and storm sewer lines, underground electric distribution lines) and general site preparation work necessary for further development of real estate. Upon completion and acceptance of the project, control over the project site is transferred back to the municipal-government customer.  Terms of payment differ for each project and are set forth in the contract with the municipal-government customer.

On December 27, 2007, CCI entered into a management, stock pledge and purchase rights agreement with Shanghai New Century Urban Infrastructure Construction Co., Ltd. (SNC) that provided CCI with a substantial degree of control over SNC by CCI and conveyed to CCI the right to acquire a 100% ownership interest in SNC.  Based on the substance of these agreements, and the fact that SNC was in the same line of business as CCI, it is regarded as a predecessor company but was not consolidated as a VIE prior to the consummation of its acquisition by CCI on December 9, 2008.  SNC was organized in Shanghai, the People's Republic of China ("PRC") on July 11, 2005 as a limited liability company and SNC was the originator of one project ultimately completed by CCI.

The Company together with its subsidiaries is referred to as the "Group".

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

2.	Going concern and management’s plans

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.  For the year ended December 31, 2010, the Company incurred a net loss of $7,663,703 and it used $4,500,116 of cash for operating activities.  For the year ended December 31, 2009, the Company incurred a net loss of $4,285,174 and it used $7,542,183 of cash for operating activities.  The operations of the Group have been suspended since January 2010 and its business plan, as further discussed below, depends upon additional financings or collection of BT project receivables (Net Investment in BT Projects) in order to resume operations or commence new business initiatives.

As of December 31, 2010, the Group’s current assets exceeded its current liabilities by $2,154,989 and the due dates of most current liabilities of the subsidiaries located in the PRC are linked to our realization of collections of current receivables (Net Investments in BT Projects).  Nevertheless, the Group’s cash balances both within the PRC and outside are limited.  To avoid incurring liabilities that could not be met with available cash, the Company has scaled back its expenses, negotiated deferred payment arrangements with those vendors and creditors whose payment obligations were not contingent on collections related to BT Projects.  Also, the PRC subsidiaries entered into term financing arrangements (Note 14) that extended into February 2011 when initial BT Project collections were realized and they were repaid (Note 29(a)).  Outside the PRC, the Company has taken similar steps to curtail current expenses and negotiate deferred payment arrangements with its creditors.  In addition, on February 23, 2010 the Company entered into a term financing arrangement for $600,000 due in February 2011 (Note 14) that was increased to $650,000 in March 2011 and the maturity was extended to February 2012 (Note 29(c)).  This term facility, together with funds on hand in the PRC, provides sufficient liquidity for the Company to meet its ongoing administrative obligations at least through the remainder of 2011 and, as a result, Company management believes that it has sufficient resources to operate until additional BT Project receivables are collected or capital can be raised to launch new business initiatives.  However, there can be no assurance that the plans and actions of management will achieve the expected results or that unforeseen circumstances will not require us to seek additional funding sources in the future or effectuate further initiatives to conserve liquidity in the event additional sources of funds are needed or may not be available on acceptable terms, if at all.

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

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

3.	Basis of Presentation and Principles of Consolidation (…/cont’d)

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).  Sing Kung applied purchase accounting to account for the acquisition of SNC on December 9, 2008 as further discussed in Note 6.  All significant inter-company balances and transactions have been eliminated in consolidation.

4.	Summary of Significant Accounting Policies

(a)	Cash

Cash consists solely of cash on hand and in banks.  As of December 31, 2010 $180,163 was held in U.S. dollars in accounts outside of the PRC and the remainder, $70,352, was held in Chinese Renminbi in accounts with banks located in the PRC.  As of December 31, 2009 $60,371 was held in U.S. dollars in accounts outside of the PRC and the remainder, $320,990, was held in Chinese Renminbi in accounts with banks located in the PRC. Renminbi is not a freely convertible currency, and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government. Changes in the exchange rate of Renminbi to the U.S. dollar affect the value of cash held in Renminbi and cannot be accurately predicted.

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

As of December 31, 2010, the Company recognized impairments of:

-	$512,872 to construction in progress related to the ZhengDing project based on our determination that these amounts were most likely not collectible;

-	$6,348,502 related to the carrying value of the BT project receivable for the Jiaohe Project (Note 8); and

-	the full value of prepaid registered agent fees of $15,015 that were determined to have no value (Note 7).

As of December 31, 2009, the Group recognized impairment of:

-	goodwill of $1,474,572 in connection with the redomestication merger (Note 5) and of $808,443 related to the reassessment of the fair-value of net assets acquired from SNC in 2008 (Note 6).

-	the full value of a long-term consulting contract, $872,685, as described in Note 7.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

4.	Summary of Significant Accounting Policies (…/cont’d)

(c)	Impairment of long-lived assets (…/cont’d)

Based on the Company’s assessment, there have been no events or circumstances that would indicate any additional impairment of other long-lived assets.

(d)	Fair value measurements

FASB ASC Topic 820, “Fair Value Measurement and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company.  Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 -
Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 -
Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(e)	Interest/valuation adjustments to net investments in BT Projects and to accounts receivable and payable classified as non-current

The nature of the Company’s business is that it accepts payments from its customers over many years (eight years in the case of the Jiaohe Project) and maintains both current and long-term payables with its subcontractors in connection with the performance of BT projects. In accordance with the requirements of FASB ASC 840 and 835, the Company makes adjustments in the value of its Net investment in BT projects and in other long-term accounts receivable and payable obligations with fixed durations exceeding one year in those cases where the obligations do not bear interest at what it deems to be a market rate.

The contracts for Net Investments in BT projects recorded in the financial statements bear interest, as applicable, at the variable long- or medium-term (five years & over five years) loan rate set by state-owned banks.  The accrual of such interest is reflected in the Company’s financial statements, net of reserves that it deems appropriate under the circumstances.  Municipal receivables of this sort are not traded in an open market in the PRC. The Company believes that the interest rates payable by our BT project customers is on par with the rate at which the municipality can obtain financing from other sources after taking into consideration its credit standing, the payment terms and other relevant factors. No discount or premium is applied to the face amount of BT project receivables or related payables that bear market interest rates and that we deem to be fully collectible because the face amounts of such receivables and payables are deemed to reasonably represent their present value; there is no unearned income component.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

4.	Summary of Significant Accounting Policies (…/cont’d)

(e)	Interest/valuation adjustments to net investments in BT Projects and to accounts receivable and payable classified as non-current (…/cont’d)

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

The Company’s long term BT contracts do not dispositively transfer risk of loss to the customer prior to contract completion and acceptance. Specifically, the customer was not making progress payments prior to project completion, as is typical in most construction-type contracts, and there is ambiguity in the contracts about the customer’s contractual liability for damage or loss prior to project acceptance and completion.  Furthermore, the legal framework of state land ownership creates uncertainty about the Company’s ability to enforce collateral or lien rights that might otherwise secure its right to payment prior to acceptance.  As a result, the BT contracts have the substantive characteristics of sales-type leases.  Specifically the contracts give rise to a profit by the company for execution of the project; ownership of the project is transferred to the customer prior to receipt of the final payment; the present value of the payment under the contract exceeds 90% of the project’s fair value; collectability is reasonably predictable; and no important uncertainties surround the amount of unreimbursable costs yet to be incurred by the Company following acceptance of the project.  Therefore, in accordance with FASB ASC 840, “Accounting for Leases”, revenue is recognized upon final project acceptance by the customer.  Final acceptance of the project by the customer occurs following completion and inspection, including a determination that all project requirements have been met.  Following acceptance, a settlement of the final project price is determined by the contract parties based on the pricing parameters of the contract.  The determination of the final project price typically involves an audit by the customer of preliminary acceptances generated as the project progresses and aggregation of the amounts reflected therein together with adjustments, if any.  Preliminary acceptances are based on periodic multi-party review and documented approval of completed work among the Company, key sub-contractor(s) and the customer.   The differences in the cumulative value of preliminary acceptances and the final project price, if any, are reflected by the Company in revenue recognized during the period in which the final acceptance occurs.

In accordance with FASB ASC 605 the Company records revenue upon project acceptance based on:

i.	the aggregate contract value (the “Gross Method”) when it:
-	is responsible for project fulfillment including the acceptability of the project to the customer
-	has reasonable latitude to establish the project price with the customer
-	has discretion in subcontractor selection
-	holds the primary risk of collection for the project as a result of a non-contingent requirement to pay subcontractors for their work

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

4.	Summary of Significant Accounting Policies (…/cont’d)

(f)	Revenue recognition (…/cont’d)

ii.	the value of its allocated share of contract revenue (the “Net Method)” when its role as BT Consortium leader is substantively that of an agent construction manager, e.g.:
-	the Company does not have direct responsibility for all key aspects of project fulfillment
-	the contract specifies that the Company is entitled to receive only an allocated fraction of the contract value
-	the Company is required to pay subcontractors only if and when it receives payment from the customer.

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

The sole project that was completed and accepted by the customers in 2008 (the “Jiaohe Project”) is consistent with the requirements of, and is recorded under, the Net Method. No projects were completed or accepted during 2009 or 2010.

(g)	Operating cycle/net investment in BT Projects

The Company’s work performed under BT contracts with municipal governments is based on contracts with fixed pricing for specific elements of work.  To the extent that quantities of work elements vary from the initial scope of work, the contract price varies.  The Company’s BT contracts contemplate the involvement of subcontractors or contract consortium partners, but the Company generally retains the latitude to make unilateral decisions regarding performance of the contracts.  Following acceptance of a BT Project (or project phase), the contract price (including advances and prepayments applicable to projects and present value adjustments, if applicable) is recorded as Net investment in BT projects (Note 4(f) and Note 8).  Contract execution typically spans 6 to 12 months from the start of contract performance, but the acceptance date (and the start of interest accrual on the net investment in BT projects) for each contract (or contract phase) cannot be determined with precision prior to completion and acceptance.  Prior to project acceptance, all assets and liabilities related to contracts in progress are carried at cost until a schedule for payment and interest accrual can be reasonably determined.  Subject to early payment requirements or elections, if any, the Company’s policy is to allocate amounts for advances, prepayments and project work-in-progress between current and long-term as dictated by the contract payment terms and estimated date of project completion, adjusted by information provided by municipalities regarding payment plans that deviate from contractual terms. The classification of the related project liabilities between current and long term follows the same classification of the assets if the payment amounts are required to be made ratably and contemporaneously with collection of receivables, as is the case for the Changchun Project liabilities consolidated as a result of the acquisition of SNC and for some of the Jiaohe Project liabilities.  Otherwise the classification of project liabilities is made in accordance with the timing of payments set forth in contracts with consortium members.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

4.	Summary of Significant Accounting Policies (…/cont’d)

(h)	BT Project payables

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

The BT projects the Company contracted to perform have the substantive characteristics of sales-type leases (Note 4(f)).  Therefore, the Company records cost of the projects continuously as Construction in Progress until project completion and acceptance, in compliance with FASB ASC 840 Accounting for Leases.  Construction in Progress includes both direct labor cost of the Company and the cost incurred with subcontractors and consortium partners for their performance under contracts.

The work progress of the BT Contracts and cost incurred are measured by periodic multi-party review and documented acceptance of completed work among the Company, sub-contractor, construction supervisor and the customer, as provided in BT Contracts (a “preliminary acceptance”).  Each preliminary acceptance is typically facilitated by a third-party review of project progress conducted following each measurement period.  The Company believes that use of third-party verification to achieve each preliminary acceptance provides a reliable record of work completed.

(j)	Income Taxes

The Company accounts for income taxes under FASB ASC 740 "Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

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

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

4.	Summary of Significant Accounting Policies (…/cont’d)

(j)	Income Taxes (…/cont’d)

FASB ASC 740 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Company is incorporated in the British Virgin Islands, the laws of which do not require the Company to pay any income taxes or other taxes based on revenue, business activity or assets.

The Company’s consolidated subsidiaries, SNC and CCI, are subject to various taxes in the PRC, which include a statutory business tax on applicable revenue at a rate of 5.25% (which is included in cost of sales) and statutory income tax at a rate of 25% of operating income as determined under applicable national codes, both as modified by applicable local regulations and negotiated concessions.  The Company estimates the effective tax rate for the current year after taking into account any applicable local regulations and concessions.  Refer to Note 25 for additional discussion regarding the calculation of tax provisions for the periods covered by these financial statements.

(k)	Foreign currency translation

All of the revenues and costs of SNC and CCI are denominated in Chinese Renminbi, as are with BT contract receivables and payables related to those contracts.  In addition, most of the Company’s cash holdings are denominated in Renminbi. Changes in the exchange rate of Renminbi relative to the U.S. dollar affect the Company’s sales, cost of sales, and operating margins and could result in exchange losses or gains. The impact of future exchange rate fluctuations on the Company's results of operations cannot be accurately predicted.

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

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

4.	Summary of Significant Accounting Policies (…/cont’d)

(k)	Foreign currency translation (…/cont’d)

For the year ending December  31, 2008

Statement of operations and comprehensive income	RMB 6.9372 to US$1.00

As of December 31, 2009 and for the year ending December 31, 2009

Balance Sheet	RMB 6.8259 to US$1.00
Statement of operations and comprehensive income	RMB 6.8210 to US$1.00

As of December 31, 2010 and for the year ending December 31, 2010

Balance Sheet	RMB 6.6227 to US$1.00
Statement of operations and comprehensive income	RMB 6.7613 to US$1.00

There is no assurance that the RMB amounts could have been, or could be, converted into U.S. dollars at the above rates.

(l)	Warranty Reserves

BT contracts performed by the Group contain customary provisions for government contracts for construction that permit payment holdbacks by the municipal customers for a one-year warranty period.  If the warranty claims made by the municipal customer are valid and remain un-rectified within specified notice periods, the municipal customer may be entitled to retain some or all of the holdback.  In spite of the preliminary acceptance process, the Company believes that it is reasonably probable that there will be some amount of repair work required during the warranty period. To maintain positive customer relations, the Company expects to rectify or compensate the customer for valid claims made during the warranty period, and therefore to receive all payment holdback amounts.

In light of the expectation that there will be some corrective work required during contract warranty periods, the Company’s policy is to accrue additional project expense to the extent that associated costs are reasonably determinable.  However, there is currently no objective basis for making an estimate of warranty cost, due to the Group’s short operating history.  The actual claims experience is very limited. To date, the Group has completed only two projects (Changchun and Jiaohe) that have passed the warranty period and final settlement of warranty matters was only resolved with respect to the Changchun Project in November 2010. The Group is not aware of, nor has it received any notices regarding the need for correction of completed work on the Jiaohe Project).  Reference to the experience of other enterprises in the same business does not provide a reliable reference point for the type of work that the Group performs, because the work is unique for each project and contract.  Furthermore, the Group’s financial risk is mitigated by indemnity arrangements with its subcontractors that call for them to correct defects in their work during the warranty period.  To ensure that this work is done, the applicable Group subsidiary holds back payments from such subcontractors through the end of the warranty period in amounts equal to or greater than the indemnity amounts.  Until circumstances change and the Company can reasonably estimate warranty cost based on statistically meaningful historical data, the Company’s policy is to recognize revenue without any provision for warranty costs.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

4.	Summary of Significant Accounting Policies (…/cont’d)

(l)	Warranty Reserves (…/cont’d)

Warranty costs in excess of amounts indemnified by subcontractors, if any, are recorded as an expense during the period when incurred.  Under the current contract terms, the maximum loss exposure is limited to 5% of the contract price.  Notwithstanding the contractual limitation on warranty exposure, given the length of time over which payment of amounts due are to be paid, there may be exposure for amounts in excess of the contractual maximum, although as of the date of these financial statements there is no basis to believe such excess costs will be incurred and no accruals are required to be recorded.

No warranty reserve amounts are recorded on our balance sheet for the years ended December 31, 2010 or 2009.

(m)	Pension and postretirement benefits plans

Contributions to retirement plans (which are defined contribution plans) are charged as and when the related employee service is provided. Refer to Note 23 for details for the applicable periods.

(n)	Comprehensive (loss)/income

The Group has adopted the provision of FASB ASC 220 “Comprehensive Income”. This statement establishes rules for the reporting of comprehensive (loss)/income and its components.  Comprehensive (loss)/income consists of net income and foreign currency translation adjustments, details of which are provided in Note 26.

(o)	Segment reporting

FASB ASC 280 "Segment reporting" establishes standards for reporting information on operating segments in interim and annual financial statements.  The Group has only one segment, all of the Group's operations and customers are in the PRC and all income reported has been derived from BT project contracts.  Accordingly, no geographic information is presented.

(p)	Use of estimates

The preparation of the financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the recording of contract revenues and costs, the amount of construction in-progress and project payables, the recoverability of the carrying amount and valuation allowances for project receivables, the determination of the present value of long-term receivables and payables and the cost of rectification during the project warranty period (“warranty costs”). Actual results could differ from those estimates.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

4.	Summary of Significant Accounting Policies (…/cont’d)

(q)	Commitments and contingencies

Certain conditions may exist as of the date the financial statements are issued which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  In the normal course of business, The Group is subject to a wide range of matters, including potential legal proceedings, that could give rise to claims against the Company.  The Company’s management, audit committee and, if appropriate legal counsel, assess such contingent liabilities, which assessment inherently involves an exercise of judgment.  In assessing loss contingencies related to unasserted claims that may result in legal proceedings, the Group’s legal counsel evaluates the perceived merits of such claims and the amount of relief expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company’s consolidated financial statements.

Loss contingencies considered remote are generally not disclosed unless they arise from guarantees, in which case the guarantees would be disclosed. Commitments and contingencies for the applicable periods presented herein are discussed in Note 24.

(r)	Recently issued accounting pronouncements

We describe below recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

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

In March 2010, FASB issued authoritative guidance regarding the effect of denominating the exercise price of a share-based payment awards in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The guidance will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted.

This adoption of the authoritative guidance is not expected to have a material impact on the Group’s financial statements.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

4.	Summary of Significant Accounting Policies (…/cont’d)

(s)	Reclassifications

Certain reclassifications have been made to prior-year financial statements to conform to the current year presentation.

(t)	Stock Option Plan

On August 11, 2008, Sing Kung’s shareholders approved and adopted the Sing Kung 2008 Equity Plan and approved amendments to it on September 25, 2009 (referred to hereafter as the “2008 Stock Plan”), which amended plan was assumed and adopted by the Company pursuant to a vote of its shareholders on September 9, 2009 in conjunction with the Sing Kung acquisition.  The 2008 Stock Plan reserves 5,500,000 shares of the Company common stock for issuance in accordance with the plan’s terms. The Company has not made any grants under the 2008 Stock Plan as of the date of these financial statements.  It is our policy to account for any grants made under the 2008 Stock Plan at the time such grants are made.

5.	Re-domestication of IAG and acquisition of Sing Kung

Re-domestication Merger

IAG was incorporated in Delaware on May 10, 2005, as a blank check company with the objective to acquire an operating business.  IAG’s IPO, including the exercise of the underwriters’ overallotment option, was consummated on September 10 and 11, 2007.

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

On September 9, 2009, IAG merged with and into its wholly-owned subsidiary, CNC, for the purposes of changing its domicile to the BVI and in anticipation of the acquisition of Sing Kung.  As required by the stock purchase agreement, the re-domestication merger was achieved by an exchange of each outstanding share of IAG’s common stock for 0.1850734 shares of common stock and 0.8857955 shares of Class A Preferred Stock of CNC, and the assumption of all the rights and obligations of IAG by CNC, including the assumption of all then outstanding warrants of IAG.  The warrant terms were adjusted to enable the warrant holders to acquire the same combination of CNC common and preferred shares upon exercise of each warrant as were issued to holders of each share of IAG common stock (Note 18).

In connection with the consummation of the re-domestication merger and acquisition, the board of CNC declared a dividend payable to eligible shareholders who voted in favor of the Sing Kung acquisition and who did not waive or otherwise forfeit their rights to such dividend.  The unpaid portion of the dividend payable by CNC (Note 15) is recorded as a current liability.
.
Acquisition of Sing Kung

On September 9, 2009, CNC acquired 94.9% of the issued and outstanding common stock of Sing Kung (a private operating company) by issuing 19,843,412 shares of CNC’s common stock to the shareholders of Sing Kung who were parties to the stock purchase agreement.  Between September 9, 2009 and October 2, 2009, CNC acquired, (by issuing 1,076,068 shares of common stock) pursuant to an exchange offer, all remaining Sing Kung common shares and Class A Preferred Shares held by parties who were not party to the stock purchase agreement.  Under the terms of the exchange offer, each Sing Kung common share was exchanged for 0.42220 shares of CNC common stock and each Sing Kung Class A Preferred share was exchanged for 1.84173 shares of CNC Class A Preferred Stock.  As of October 2, 2009, CNC owned 100% of the equity securities of Sing Kung. As discussed in Note 2, the reverse acquisition transaction was accounted for as a recapitalization.  Accordingly, the related share issuances (detailed in Notes 16 and 17) were retroactively restated.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

5.	Re-domestication of IAG and acquisition of Sing Kung (…/cont’d)

Upon the consummation of Sing Kung’s acquisition, the shareholders of Sing Kung obtained a majority voting interest in the Company, which was a non-operating public company with limited assets.   In accordance with FSAB ASC 805, “Business Combinations”, the entity with a controlling financial interest in the combined business is generally deemed the acquirer. The Company also considered a number of additional factors to determine the acquirer for accounting purposes, including the effect of the exchange offer and which company’s stockholders control the Board of Directors of the combined business and it has determined that Sing Kung is deemed the accounting acquirer, although the Company is the legal acquirer. Moreover, because the Company did not have any assets with operating substance except cash and current receivables, the Sing Kung Acquisition has been accounted for as a recapitalization of the Company rather than as a business combination.

Since Sing Kung is the accounting acquirer, the financial statements reflect the capital structure of the Company and the effect of the aforementioned stock exchange (recapitalization) transaction is recorded as an adjustment to retained earnings based on the net assets of the Company as of September 9, 2009, which was as follows:

Amount

Tangible Assets	$859,222
Goodwill	1,474,572

Total Assets	2,333,794

Liabilities, net of dividends (Note 15)	(1,512,434)

Effect of exchange of IAG common stock interests to CNC common stock	(29)

Effect of exchange of IAG common stock interests to CNC redeemable preferred stock	(4,117,602)

Total liabilities	(5,630,065)

Net adjustment recorded to retained earnings	$(3,296,271)

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

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

5.	Re-domestication of IAG and acquisition of Sing Kung (…/cont’d)

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

Year ending December 31,	Net Operating Profit (after tax)	Additional Common Shares Issuable	Additional Common Shares Issued

2009	$15,000,000	2,000,000	-
2010	$19,500,000	2,000,000	-
2011	$25,350,000	2,100,000	to be determined
2012	$32,955,000	2,100,000	to be determined
2013	$42,841,500	2,100,000	to be determined

The net operating profit targets for the years ending December 31, 2009 and 2010 were not met and no earn-out shares were issued.  If and when earn-out shares are issued, such shares will be retroactively accounted for as part of the reverse acquisition and will be reflected as a stock dividend having been issued at the beginning of the earliest period presented because the beneficiaries are not involved in the management of the Company.

6.	SNC Acquisition - 2008

On December 9, 2008, CCI consummated the purchase of all of the SNC equity interests.  Since its formation in 2005, SNC has been in the business of planning and developing BT infrastructure projects for municipal governments in the PRC.  Although not engaged in any active projects of its own after 2006, at the time of the closing of the acquisition by CCI, SNC had contacts and the reputation in the BT development sector and employed trained personnel that the Company expected to utilize in its continuing business.  SNC’s key personnel were not subject to employment contracts.  In addition SNC had a relationship and completed contract with the municipality of Changchun for which payments were pending as of the acquisition date.  The Company determined that building on SNC’s relationship with Changchun to facilitate growth of its overall business could be most effective if it acquired SNC and thereby held control over the contract and collection process.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

6.	SNC Acquisition – 2008 (…/cont’d)

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

The Company determined the collectability of the remaining payments due in connection with the Changchun Project to be reasonably predictable.  At the time of the acquisition the remaining payments were scheduled to be made over a period of eight years in accordance with the schedule set forth in the BT contract and interest accrues at market rates on the unpaid principal balance.  Therefore the Company recognized the fair value of the asset (Net investment in BT projects (Changchun)) at the principal balance without discount or premium (Note 8).  Following negotiations with the Changchun municipality regarding warranty and other contract performance issues,  SNC agreed to reduce the amount payable for the Changchun Project by RMB 1,777,883 to $7,857,853 (RMB 52,038,701) in November 2010 and the Changchun municipality paid the full due in February 2011.  As a consequence, the value of the receivable was written down and a charge was reflected with other impairments in the statement of operations for 2010 (Note 4(c)).

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

6.	SNC Acquisition – 2008 (…/cont’d)

The SNC plant and equipment comprised a car and office equipment purchased by SNC within 8 months of the acquisition date.  The net book value, $54,618, was deemed to be representative of the fair value.

Under the terms of the SNC acquisition agreement, collections of the Changchun Project receivable trigger a contingent obligation of CCI to pay the former owners of SNC up to RMB 15,737,632 (approximately $2,308,711 at the date of the acquisition) on a last-out basis if, as and when collections from the contract are received.  To the extent that there is a shortfall in the collection of the Changchun Project payment, any such shortfall reduces the contingent amount due to the former SNC shareholders, dollar for dollar.  In light of the expectation that the fair value of the remaining Changchun BT Project assets equaled the gross value (net of a valuation allowance for accrued interest of $1,146,139) at the time of the acquisition (Note 8)), the Company recorded the full contingent purchase amount to the former SNC shareholders without adjustment at the time of the acquisition.  Based on communications with the Changchun municipality at the time, the Company expected that all remaining payments related to the Changchun Project would be accelerated and paid by the municipality before December 31, 2009 and so the Company also recognized the liability to the former SNC shareholders at gross value without discount.  As of December 31, 2009 there was still an expectation that the full amount of the receivable would be paid within twelve months and so there was no change in the amount recognized for the liability or any in the range of outcomes or assumptions used to develop the valuation estimates.  However, based on negotiations with newly appointed officials of the Changchun municipality in the latter half of 2010, and the payment of the agreed revised amount in February 2011, the Company recorded an impairment of the receivable as of December 31, 2011 as noted above and also recorded other income and a reduction in the contingent (Other) payable to the former SCN shareholders in an amount equal to impairment of the receivable (Notes 13 and 22).

As further described in Note 29(a), the former SNC shareholders acknowledged receipt in February 2011 of a portion of the funds disbursed by the Changchun municipality for the final Changchun Project payment and delivered documentation of a credit of $1,950,383 (RMB 12,916,447) against the balance due to them.  The full payable balance to the SNC shareholders is recorded as a current payable as of December 31, 2010, although the Group expects to dispute the amount due to the former SNC shareholders in excess of the credit applied in February 2011 based on facts discovered in investigation described in Note 24.

Because the Net Investment in the Changchun BT Project is recognized at gross value, a liability of $1,599,050 was recognized for the BT Project payable that reflects the full undiscounted amount of all future payments that the Company could be required to make in connection with this liability, net of accrued interest that has been reserved because of the expectation that payment would be accelerated and that interest would not be paid (Note 12).  The cumulative interest reserved in connection with the Changchun Project payable was $232,142 at the time of the acquisition.  As of December 31, 2010 there has been no change since the acquisition date in the amount recognized for the liability or any change in the range of outcomes or assumptions used to develop the estimates and the payment obligation was satisfied in full in conjunction with the municipal payment in February 2011.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

6.	SNC Acquisition – 2008 (…/cont’d)

 A liability of $461,742 (note 24) was recognized for the contingent tax indemnity at the time of the acquisition.  The potential undiscounted amount of all future payments that the Company could be required to make is capped at 5.0 million RMB (or approximately $755,000) according to purchase agreements.  The maximum tax payable by the former SNC shareholders upon receipt of the full contingent amount related to the Changchun Project was calculated to be $461,742, according to the Chinese statutory tax rate applicable at the time of the acquisition.  However, due to the reduced amount actually paid by the Changchun municipality and the application of certain tax mitigation strategies by the former SNC shareholders, there is a reasonable expectation that any tax paid by them and reimbursable by the Company will be less than $461,742 and that payment of any indemnity in connection therewith will be deferred for an extended period, resulting in a further reduction of fair value.  Because of the uncertainties involved it is not possible to estimate an amount by which such contingent liability should be reduced and so no adjustment has been made as of December 31, 2009 or 2010.

The amounts of SNC’s revenue and earnings included in the Company’s consolidated income statement for the year ending December 31, 2008 and the revenue and earnings of the combined entity had the acquisition been January 1, 2008 or January 1, 2007 are:

	Revenue	Earnings
Actual from December 9, 2008 – December 31, 2008	-	$(92,973)
Supplemental pro forma amounts from
January 1, 2008 – December 31, 2008	$4,892,204	$3,448,351
Supplemental pro forma amounts from
January 1, 2007 – December 31, 2007	-	$369,811

7.	Prepaid expenses and deposits

Prepaid expenses and other assets at December 31, 2010 and 2009 are as follows:

	December 31,
	2010	2009

Current prepaid expenses and deposits	$50,528	$114,295

Non-current prepaid expenses and deposits	-	-

Total prepaid expenses, deposits	$50,528	$114,295

In April 2008, the Company recorded $200,000 of deferred finance costs in connection with the issuance of Sing Kung Preferred Shares.  $68,333 was amortized during 2008 and $100,000 was amortized during 2009.  At December 31, 2009 the unamortized balance of the deferred finance costs, $43,221, was included in Prepaid expenses (current), together with $47,667 of prepaid D&O insurance premiums and $23,407 in deposits for equipment leases and public relations and registered agent services.  At December 31, 2010, $15,015 of registered agent expenses paid on behalf of former shareholders of Sing Kung was determined to have no future value to the Group and reimbursement from the beneficiaries was judged to be unrealizable, although the incurrence of these amounts during 2009 is part of the scope of the investigation further described in Note 24; the impairment was charged to operating expense.  The remaining balance of prepaid expense was comprised of $30,760 of prepaid D&O insurance and $19,768 in deposits for legal and public relations services.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

7.	Prepaid expenses and deposits (…/cont’d)

In October 2008, the Company paid $1,450,000 for a 3-year consulting contract for professional services (the “Dehai Contract”) that was recorded in Prepaid expenses.  As of December 31, 2008, the unamortized balance of the contract prepayment was $1,356,019.   Of that amount, $872,685 was recorded as non-current, with the remainder of the balance, $483,334 in current prepaid expenses and other assets together with $100,000 of prepaid finance costs and $79,660 of deposits and prepaid lease expense on equipment and furnishings for our Shanghai offices.   At December 31, 2009 the unamortized balance of the Dehai contract was determined to be unrealizable and the unamortized portion was charged to operating expense (See also Note 4(c)). Assessment of the basis for recording the contract in 2008 is part of the scope of the investigation further described in Note 24.

8.	Net investment in BT Projects

Net investments in BT projects (inclusive of accrued interest not reserved) are shown in the table below:

	December 31,
	2010	2009

Changchun Project	$7,857,853	$7,884,130
Jiaohe Project (Renewal Phase)	11,405,905	16,317,580
Total	$19,263,758	$24,201,710

Changchun Project

Net investment in BT projects (Changchun) was acquired from SNC shareholders with SNC’s outstanding assets and liabilities in December 2008 and includes amounts for the benefit of other members of the Changchun Project consortium that are payable by the municipality to SNC pursuant to the contract.  In August 2007 the customer made an accelerated payment of principal due under the Changchun Project contract in the amount of RMB 221.7 million (approximately $25.8 million at the time of payment).  This amount constituted approximately 81% of the total Changchun project payment obligation, and it was applied to the initial principal installments.  Because of the initial accelerated payment, the next payment of principal and interest payable under the contract was due in 2014 in the amount of RMB 18.7 million (approximately $2.56 million).  The remaining principal amount together with an additional interest payment was due in January 2015.

As an incentive to accelerate payment, the Company and other consortium members offered to retroactively waive interest on the remaining Changchun contract payments made on an accelerated basis and to compromise the contract principal amount payable to resolve disputes regarding warranty claims related to the project that were not previously disclosed by the Company’s prior management.  Those issues were definitively resolved in November 2010 and the Changchun municipality paid the agreed amount of RMB 52,038,701 (approximately $7,857,853) in February 2011.  Based on the payment by the Changchun municipality, the amount due is classified as current at December 31, 2010.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

8.	Net investment in BT Projects (…/cont’d)

To reflect the contingency associated with the interest waiver offer, the Company adjusted the fair value of the Net investment in the Changchun BT project at the time of the acquisition (Note 6), and it established a 100% valuation allowance for the interest accrued thereafter.  As a result, no interest income was recognized in connection with the Net investment in BT Projects (Changchun) during 2008 following the acquisition of SNC.

Jiaohe Project (Renewal Phase)

Net investment in BT projects (Jiaohe) relates to the first phase (Renewal Phase) of a project for the People's Government of Jiaohe City for Tiangang road/pipeline network project that was completed and accepted in October 2008.  The balance includes the outstanding principal balance as well as interest receivable as of December 31, 2008.  Payments under the Jiaohe Project contract are due in eight annual installments, the first of which was mutually agreed to be paid prior to year-end 2010, with interest accrued from the date of project acceptance.

The Jiaohe Project contract requires payments by the customer in 8 equal annual installments, subject to certain acceleration provisions.  Interest accrues on the outstanding balance and is due contemporaneously with the annual installments of principal.  From the date of acceptance of the Renewal Phase of the Jiaohe Project, interest began to accrue on the project principal at a variable market rate (equal to the municipality customers’ incremental borrowing rate) beginning on the day of final project acceptance.  The applicable interest rate averaged 6.84%, 5.94% and 6.40% for the years ending December 31, 2008, 2009 and 2010 respectively.  As a result of the accrual of interest at market rates, no fair value adjustment has been recorded for the Net investment in BT projects related to the Jiaohe Project and no unearned revenue is included in the balance of Net investment in BT projects.  Interest accrued on Net investment in BT projects, net of applicable reserves, is added to the balance of Net investment in BT projects and included in interest income.

The accrued interest on Net investment in BT Projects and valuation allowance at December 31, 2010 and 2009 is shown below:

	December 31,
	2010	2009
Accrued Interest included in Net investment in BT projects:
Changchun	$1,645,920	$1,462,965
Jioahe	2,116,564	1,145,755

Less: Valuation allowance - Changchun	(1,645,920)	(1,462,965)

Net interest included in Net investment in BT projects	$2,116,564	$1,145,755

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

8.	Net investment in BT Projects (…/cont’d)

Collectability and fair value adjustments

Collectability of the amount under the Changchun contracts is certain given the negotiated settlement and actual collection in February 2011.  The impairment is included in the allowance for uncollectible amounts summarized in the table below and the Company recorded a charge to operating expense (Note 4(c)).

The Jiaohe government has failed to timely make the scheduled initial payment as agreed, claiming that disputed amounts payable by sub-contractors of the Group’s primary project contractor need to be resolved before payments can begin.  Nevertheless, the Company considers that the collectability of the amount due pursuant to the Jiaohe contract is reasonably predictable, notwithstanding the extended payment time frame over which the municipality is obligated to pay the full amounts due under the contracts and the dispute that has delayed the start of payments.  These obligations are enforceable against the Jiaohe municipality under Chinese law and the government has affirmed the contractual payment obligations in writing.  The Jioahe municipality is a taxing authority and therefore has a reliable source of revenue for payment of its obligations to the Group.  Moreover, the Jiaohe municipality has an established record of timely payment of their obligations to others. The completion of the infrastructure project also confers substantial economic benefits on the municipality through appreciation of the improved land, which the municipalities have begun to realize by granting rights to use the land to third parties to make further improvements, such as constructing production facilities. This enhances the customers’ ability to pay in accordance with the contracts.  Collectively these factors unambiguously establish the contractual payment obligations for the Jiaohe Project and indicate that the government has the intent and will have the cash flow to meet its payment obligations.  Furthermore, Jiaohe has included annual contract payment amounts and interest in its annual budget, and those amounts have been approved by the Standing Committee of the National People’s Congress.    Moreover, the contract grants to the Group the right to a security interest to collateralize the unpaid amounts due under the contract and, in the event of a payment default, the Group has rights under the contract to realize economic rents and control access to such collateral to effect collection. Although the economic benefit to be derived from enforcement of such security interests is uncertain, such rights strengthen the Company’s ability to enforce collection should it be necessary to do so.

Notwithstanding the Company’s assessment that the collectability of the Jiaohe Project receivable is reasonably predictable, and its conviction that the delay in the start of payments is unjustified, the Company has come to the conclusion that it will have to expend significant resources to catalyze both initial and subsequent payments or to compromise its claims to motivate the municipal government to make timely or accelerated payments.  Consequently, the Company has made allowances and valuation adjustments in the carrying value of the Jiaohe Project receivable totaling $6,348,502, which amounts are included in the summary table below and were charged to operating expense (Note 4(c)).

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

8.	Net investment in BT Projects (…/cont’d)

Based on the above understandings, the components of the Net Investment in BT contracts are as follows:

	December 31,
	2010	2009
Total payments to be received	$25,880,722	$24,201,710
Less: executory costs	-	-

Minimum payments receivable	25,880,722	24,201,710
Less:		-
allowance for uncollectible amounts (Jiaohe Project)	(5,291,245)
allowance for uncollectible amounts (Changchun Project)	(248,462)	-
valuation adjustment for non-current amounts (Jiaohe Project)	(1,077,257)	-
Net minimum payments receivable	19,263,758	24,201,710

Estimated residual value of project	-	-
Less: unearned income	-	-

Net investment in BT projects - total	$19,263,758	$24,201,710

Net investment in BT projects - current	$12,828,463	$(10,926,363)
Net investment in BT projects – long-term	$6,435,295	$13,275,347

9.	Construction in-progress

The balances of construction in progress are shown below:

	December 31,
	2010	2009
Construction in-progress	$-	$497,587

In accordance with FSAB ASC 840, the amount recorded in construction-in-progress does not include any amount related to estimated profits but does include estimated losses applicable to the project.  The balance of construction in progress at December 31, 2009 represents the construction costs incurred during 2008 and 2009 for the Zhengding Project.  Prior to December 31, 2009, the Company concluded that it lacked the financial resources to complete the Zhengding Project successfully and assigned it to another contractor, which assumed most projects-payable related thereto and the right to collect almost all project revenues.  The Company expected to recover the Zhengding project costs incurred when the projects were ultimately completed and billed by the successor contractor. However, in reviewing the facts and circumstances at year-end 2010, the Company has concluded that it is unlikely to receive any payment for construction work previously completed on the Zhengding Project and it has recorded a 100% reserve against the balance of construction in-progress and recorded an impairment of $512,872 (RMB 3,396,500) that was charged to operating expense (Note 4(c)).

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

10.	Plant and equipment, net

	December 31,
	2010	2009
Motor vehicle and office equipment	$41,963	$60,548
Accumulated depreciation	(12,363)	(13,169)

Plant and equipment, net	$29,600	$47,379

Depreciation expense for the year ended December 31, 2010 was $5,595 and for the year ended December 31, 2009 was $8,288.  During the year-ended December 31, 2010 the Company disposed of equipment having a value net of depreciation of $12,184.  The loss was recorded to operating expense.

11.	Accrued expenses

Accrued expenses as of December 31, 2010 and December 31, 2009 consist of the following:

	December 31,
	2010	2009
Accrued wages and benefits	$3,203	$85,332
Accrued expenses	1,523,612	1,102,264

Total	$1,526,815	$1,187,596

The amounts recorded in accrued expenses that were owed to related parties were nil and $58,913 as of December 31, 2010 and 2009 respectively.  All such amounts owed to related parties consisted of payables to members of CNC management for unreimbursed out-of-pocket expenses.

12.	BT project payables – current and long-term

BT project payables as of December 31, 2010 and December 31, 2009 consist of the following:

	December 31,
	2010	2009
Current	$2,894,252	$5,985,026
Long-term	407,700	-

Total	$3,301,952	$5,985,026

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

12.	BT project payables – current and long-term (…/cont’d)

Current BT project payables are obligations due to BT project consortium partners within 12 months of the applicable year-end.

BT project payables at December 31, 2010 and 2009 include $1,645,920 and $1,599,090 respectively related to the Changchun Project, a liability of SNC that is consolidated as a result of the consummation of that acquisition.   The Changchun project payables are unsecured and have no fixed terms of repayment other than becoming ratably due to other consortium members only if and when payments under the Changchun Project contract are due.  All such payables were recorded as current and in accordance with FASB ASC 835, “Interest” no discount or premium was applied to adjust their present value. These payment obligations were met in full in February 2011 following final payment of the Changchun receivable.

The remaining BT project payables relate to amounts due in connection with the Jiaohe Project and include gross amounts of $1,656,032 and $4,385,936 respectively for 2010 and 2009.  For 2009 the Jiaohe BT project payable was recorded as current and in accordance with FASB ASC 835, “Interest” no discount or premium was applied to adjust the present value.  However, in conjunction with partial payments made to the principal sub-contractor during 2010 and in 2011, a compromise was reached and documented to pay RMB 4,500,000 (approximately $679,500) of the amount due without interest pro rata to the collection of the Jiaohe project receivable (Note 29(b)).  In accordance with FASB ASC 835, “Interest”, and using the same assumptions about the timing of collection that were applied to the project receivable (Note 8), the Company recorded a discount of $58,463 to adjust the present value of the non-current BT project payable and reflected the gain in other income (Note 22).

13.	Other payables

	December 31,
	2010	2009
Due to former SNC shareholders	$2,583,198	$2,766,676

Other payables represent amounts due to the former SNC shareholders pursuant to the SNC acquisition agreement (Note 6). Under the agreement, the obligation is payable upon collection of the Changchun Project receivables acquired in the transaction. No interest accrues on the payment obligation.  Because of the Company’s expectation at year-end 2009 that the Changchun receivable would be collected prior to December 31, 2010, the Company classified the obligation as current.  The Changchun municipality actually made the payment in February 2011, and the amount due to the SNC shareholders, before giving effect to any offsets or counterclaims as further described in Note 24, is therefore shown as current as of December 31, 2010.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

14.	Notes payable

PRC Secured Loan

On February 6, 2010 the Group received an initial advance of RMB 18 million under an RMB 24 million credit facility provided by an private individual, Mr. Luo (the “Luo Loan”).  All proceeds were utilized to pay Jiaohe Project payables. The Luo Loan was secured by SNC’s Changchun Project receivable and the annual interest rate was 18%, with interest accruing semi-annually.  As of December 31, 2010 the principal and accrued interest due under the Luo Loan were $2,718,000 and $316,331 (RMB 18,000,000 and RMB 2,094,904) respectively, all of which was classified as current because the final maturity date of the loan was February 6, 2011.  The Luo Loan was non-recourse to the Company, but SNC, CCI and Sing Kung were all obligors under the loan agreement.  All proceeds from the loan were used to pay obligations to Jiaohe Project creditors.  On January 18, 2011, an additional RMB 4.5 million (approximately $680,000) was drawn under the Luo Loan facility to pay the principal Jiaohe Project subcontractor and secure a final settlement of that BT project payable.  The Luo loan, together with all accrued interest thereon, was repaid in full in February 2011 from the payment of the Changchun Project receivable (Note 29(a)).

Company Unsecured Working Capital Facility

In 2010 the requisite majority of our board authorized an unsecured $600,000 credit facility that we refer to as the 2010 Working Capital Loan.  On February 22, 2010 we received the initial subscription under this credit facility and the facility was fully subscribed and funded by certain of the Company’s Class A Preferred Shareholders by March 25, 2010.  The 2010 Working Capital Loan originally matured on February 22, 2011, but on July 12, 2011 (Note 29(c)) it was formally extended by the lenders until the earliest to occur of (i) February 22, 2012; (ii) the collection of US$4,000,000 or more of BT Project Receivables (net of costs and related payments) by its subsidiaries; (iii) an event of default; or (iv) the consummation of an acquisition of a business enterprise having a value greater than US$10 million or a merger transaction.  In addition, the amount of the credit facility was increased by $50,000 to $650,000 effective March 2011, and an additional subscription for $50,000 was received on March 7, 2011.  The terms of the extension require payment of an extension fee of $65,000 by September 30, 2011and issuance of 2,600,000 shares of CNC common stock to the lenders.  The Company has reserved sufficient cash to timely meet the extension payment.  As of December 31, 2010, the principal and accrued fees and interest recorded under the 2010 Working Capital Loan were $600,000 and $239,472 respectively.

The notes issued under the 2010 Working Capital Loan are convertible into Class B Preferred shares at any time and conversion is mandatory under certain circumstances which have not been met as of the date of this filing.  These notes accrue interest at the rate of 3% per month. In conjunction with the initial authorization of the 2010 Working Capital Loan, the requisite majority of the Company’s Board also approved amendments to the Company’s Memorandum and Articles of Association that increased the authorized common shares from 100,000,000 to 175,000,000 and increased the authorized Preferred Shares from 25,000,000 to 35,000,000, including 10,000,000 shares of a newly authorized class of Preferred Shares,  the “Class B Preferred Shares” having a liquidation preference pari pasu with the Company’s Class A Preferred shares  and a conversion ratio of 10 common shares for each Class B Preferred Share (Note 17).  No holders of the convertible notes issued under the 2010 Working Capital Loan have converted them into Class B shares as of the date of this filing.

William C. Morro, our Chief Executive Officer and a related party, is the principal beneficiary of InterAmerican Capital Partners II and the WHI RSP Trust, which together hold $109,280 initial principal amount of the notes issued pursuant to the 2010 Working Capital Loan.  As a result of the extension of the 2010 Working Capital Loan InterAmerican Capital Partners II and the WHI RSP Trust, collectively, received 437,120 Company common shares and expect to receive $10,928 prior to September 30, 2011 (the pro rata cash component of the extension fee).

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

15.	Dividends payable

a)	Common stock

Prior to consummation of the re-domestication merger of IAG and the Company and the acquisition of Sing Kung, IAG declared a dividend of $4.85 per common share payable to its shareholders who voted in favor of the acquisition with Sing Kung and who did not waive or otherwise forfeit their rights to receive the dividend.  The Company has determined that holders of 70,291 IAG shares were eligible for the dividend resulting in a total dividend declared of $340,911.  The obligation to pay the dividend was assumed by the Company in the re-domestication merger and became payable after the date thereof.  As of December 31, 2010 and 2009, $68,449 and $80,040 respectively of the dividends payable remained unpaid since an uncertainty exists about payee eligibility.  The Company is uncertain when or if it will be able to resolve outstanding dividend claims and to pay out the full amount of the remaining dividends payable, however, the dividends payable are shown as current reflecting the Company’s intent to resolve outstanding claims and make payment in full within the current calendar year.

b)	Preferred stock

As described in Notes 5, 15 and 16, following the re-domestication merger, the Company exchanged its Class A Preferred Shares (“CNC Preferred Shares”) for IAG common shares and for Sing Kung Class A Preferred Shares (“SK Preferred Shares”). The CNC Preferred Shares may be redeemed by the Company at any time for 1.2 times the liquidation preference value if not converted.  Holders of CNC Preferred Shares may convert them in whole or in part at any time and conversion is automatic upon the earlier to occur of (i) the date on which the Common Shares have traded for 10 out of 20 consecutive trading days at or above $5.00 on average daily volume of 3% of the issued and outstanding Common Shares or (ii) following any fiscal year when the Company achieves net operating income of $25 million.  If not previously converted, the CNC Preferred Shares are redeemable by the holders at any time after September 10, 2013 for the liquidation preference value, equal to $3.00 per share plus accrued and unpaid dividends,  if the Company has failed to raise Qualifying Equity Capital of $25 million or more by such date.  The redemption right of the CNC Preferred Share holders is extinguished if the Company has raised $25 million of Qualifying Equity Capital prior to September 10, 2013.  Because the circumstances allowing the holders of CNC Preferred Shares to exercise their redemption rights are not solely within the Company’s control, we have classified CNC’s Class A Preferred Stock separately outside of permanent equity.

An additional liquidation preference amount accrues quarterly on the CNC Preferred Shares from the date of issue and is recorded as “Accrued Dividends - preferred stock”.  The rate of accrual is 7% per annum on the liquidation preference amount (including previously unpaid accretion thereof), and the rate is adjusted quarterly on the last business day of each calendar quarter based on changes in the $US – RMB exchange rate from the base rate of RMB 6.834 to $1.00.  The Company has the option to pay accrued preferred dividends in cash but does not have the obligation to pay until the earlier of the conversion of the CNC Preferred Shares or redemption. In accordance with ASC 480 the dividends accrued on the CNC Preferred Shares have been charged against retained earnings and, as with the initial liquidation preference of the CNC Preferred Shares the unpaid amounts are recorded on the balance sheet outside of permanent equity as Accrued dividend – Preferred stock.  As of December 31, 2010 and 2009, the amounts accrued were $1,688,260 and $235,129 respectively.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

16.	Preferred stock authorized and issued, subject to redemption

As of December 31, 2009, the Company was authorized to issue 25,000,000 Class A Preferred Shares.  An additional 10,000,000 Class B preferred shares were authorized by the requisite majority of board members as of March 22, 2010 in conjunction with the ratification of the 2010 Working Capital Loan (Note 14).  Issuances of Preferred Shares by CNC and Sing Kung are described below.

On April 24, 2008 Sing Kung issued 2,915,000 Series A Preferred Shares having par value of $0.0001 per share in a private placement transaction (the “SK Preferred Shares”).  The SK Preferred Shares were convertible at any time by the holder into common shares at a conversion price of $5.00 per share and were redeemable at the end of two years under circumstances not solely within the Company’s control.  Consequently, the SK Preferred Shares were classified as a non-current liability.  Sing Kung raised gross proceeds of $14,575,000 million from the sale of the Series A Preferred Shares in April 2008.  Net proceeds from the offering were $14,375,000 million after expenses totaling $200,000.  All SK Preferred shares were exchanged for the Company’s Preferred Shares in the amounts set forth in the table below.  Offering expenses related to the issuance were being amortized over the two-year redemption period, but all unamortized offering expenses were written off following exchange of the Sing Kung Preferred Shares for Company’s Preferred Shares (Note 8).  Amortization expense for the year-ended December 31, 2009 was $131,667 and is included in Financing and other costs in the accompanying Statements of Operations and Comprehensive Income/(Loss).  There was no amortization expense for the year-ended December 31, 2010.

As described in Note 5 and Note 17, 1,549,537 IAG shares were outstanding at the time of the reverse acquisition of Sing Kung by CNC and were converted into Company common and Preferred shares.  After giving effect to the cancellation of fractional shares, 1,372,534 of the Company’s Preferred Shares were issued pursuant to the re-domestication merger agreement.  The Company’s Preferred Shares are redeemable after September 9, 2013 under circumstances not solely within the Company’s control and are therefore classified separately outside of permanent equity in accordance with ASC 480.

A summary of the issuance of Company Preferred Shares is shown in the table below:

CNC Class A Preferred share issuances	Number of
Shares
Pursuant to the exchange of SK Preferred Shares	5,371,545
Pursuant to the exchange of IAG shares	1,372,534
Total	6,744,079

Class B Preferred shares are issuable by the Company if and to the extent that any of the $650,000 convertible notes issued in conjunction with the 2010 Working Capital Loan are converted.  As of the date of these financial statements no note conversions have occurred.

Additional Preferred shares are issuable by the Company upon the exercise of outstanding warrants (Note 18).  No warrants have been exercised as of the date of these financial statements.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

17.	Shareholders’ Equity

As of December 31, 2009, the Company was authorized to issue 100,000,000 common shares having a par value of $0.0001 per share.  75,000,000 additional common shares were subsequently authorized on March 22, 2010 in conjunction with the ratification of the 2010 Working Capital Loan (Note 14), increasing the number of authorized common shares to 175,000,000 as of December 31, 2010.  No common shares were issued during the year ended December 31, 2010.   In the recapitalization accounting applicable to the acquisition of Sing Kung by CNC in September 2009 (Note 2), the paid-in-capital and common shares held by the Sing Kung shareholders, have been adjusted retroactively to give effect to the shares issues upon consummation of the transaction.  The effect of these adjustments are summarized below:

CNC common shares issued to Sing Kung common	Number of	Common
shareholders in the recapitalization pursuant to the:	Shares	Stock
Stock purchase agreement	19,843,412	$1,984
Exchange agreement	1,076,068	108
Total	20,919,480	$2,092

Upon consummation of the reverse acquisition of Sing Kung by CNC, 1,549,537 IAG common shares were outstanding.  The conversion of IAG shares to CNC shares resulted in the issuance of 286,774 CNC common shares after cancellation of fractional shares.  This conversion had the effect of increasing common stock by $29.  The adjustment to shareholders’ equity associated with the reverse acquisition of IAG assets and liabilities is more fully described in Note 5.

On August 1, 2011 2,600,000 Company common shares were issued in conjunction with the extension of the 2010 Working Capital Loan (Note 29(c)).

18.	Warrants

The Company has outstanding 5,750,000 warrants resulting from IAG’s IPO, each of which entitles the holder to purchase from the Company 0.1850734 share of its common stock and 0.8857955 share of the Company’s Class A Preferred Stock at an exercise price of $5.00.  The outstanding warrants expire September 4, 2011.  If all warrants were exercised and no cancellations occurred as a result of limitations on fractional share issuances, the following number of the Company’s common and Preferred Shares would be issuable:

Number of CNC
Shares
CNC shares issuable upon full exercise of outstanding warrants

Class A Preferred Shares	5,093,324

Common shares	1,064,172

No warrants have been exercised as of the date hereof.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

19.	Shares outstanding, basic and dilutive

Basic earnings per share is computed on the basis of the weighted average number of shares of common stock outstanding during the period.  For historical periods presented for comparative purposes, the number of shares outstanding reflects the retroactive adjustment of the shares held by the Sing Kung shareholders to reflect the recapitalization as if it occurred from the earliest date presented.  Diluted earnings per share is computed on the basis of weighted average number of shares of common stock plus the effect of dilutive shares issuable upon conversion of the Preferred Stock then outstanding and on the terms in effect during the period.  The potential dilutive effect of the conversion of notes issued in conjunction with the 2010 Working Capital Financing is excluded.  The components of basic and diluted earnings per share are as follows:

	Year-ending December 31,
	2010	2009	2008

Basic weighted average outstanding common shares	21,206,254	21,009,038	20,919,480

Dilutive effect of conversion of Preferred shares	-	-	2,915,000

Dilutive weighted average outstanding shares	21,206,254	21,009,038	23,834,480

The warrants are not included in the computation of diluted earnings per share because they are anti-dilutive.

Because the Company reported a net loss for the years-ending December 31, 2010 and 2009, common stock equivalents were anti-dilutive; therefore, the amounts reported for basic and diluted share were the same.

20.	Revenues

Revenues are as follows:

	Year-ending December 31,
	2010	2009	2008
Revenues from BT Projects	$-	$-	$4,892,204

All revenues from BT projects during 2008 were earned in connection with the Renewal-phase of the Jiaohe Project that was accepted by the People's Government of Jiaohe City in December 2008.  Because of joint liability with consortium members and limitations on the Company’s direct responsibility for key aspects of project fulfillment and management, revenue is recognized according to the Net Method.  The total value of the accepted phase of the project to the consortium was approximately $15.4 million.  The amount related to this phase of the project (none of which has been yet been paid by the customer) that remained due to the consortium as of December 31, 2010 and December 31, 2009 is recorded on the balance sheet in each year as “Net investment in BT Projects” (Note 8). No projects passed the acceptance phase during the year-ended December 31, 2010 or 2009, and all project activity was suspended during 2010, so no revenue was recorded during that year.  No estimated losses were identified for any of the projects in progress during the years ended 2008 or 2009 while project activity was ongoing. A loss of $268,460 was recognized on the Changchun Project during 2010 related to settlement of remediation claims and was recorded as a cost of contract revenue (Note 21).

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

21.	Cost of revenue

Costs of revenue are as follows:

	Year-ending December 31,
	2010	2009	2008
Cost of revenue (BT Projects)	$268,460	$-	$304,386

Because revenue for the completed phase of the Jiaohe project is recognized in accordance with the Net Method, costs associated with the contract revenue recognized during the year ended December 31, 2008 include only the Company’s direct costs and not costs incurred by the consortium members for project construction.  These direct contract costs include the Group’s pro rata share of business taxes related to the portion of the Jiaohe project completed during 2008.  Total costs incurred by subcontractors in connection with the portion of the Jiaohe Project completed during 2008 were approximately $10.5 million. No project expenses were recorded during the year-ended December 31, 2009. A loss of $268,460 was recognized on the Changchun Project during 2010 related to settlement of remediation claims and was recorded as a cost of contract revenue.

22.	Other Income

Other income is as follows:

	Year-ending December 31,
	2010	2009	2008
Cost of revenue (BT Projects)	$327,190	$-	$-

Other income for the year ended December 31, 2010 is comprised of two components.  The amount due to the former SNC shareholders under the SNC purchase agreement (Note 6) was contingent on collection in full of the Changchun Project receivable.  Because the final payment of the receivable was less than the amount recorded at the time of the SNC acquisition (Note 29(a)), the other payable was reduced by $268,727 (Note 13) and a like amount was recognized as other income.  The reclassification of a fraction of the Jiaohe BT project payable as non-current (Note 12) resulted in a valuation adjustment of $58,463 and the gain was recognized as other income.

There was no other income recorded by the Company for the Years ended December 31, 2009 or 2008.

23.	Pension and Other Postretirement Benefit Plans

Full time employees of the Company's PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  PRC labor regulations require the Company to accrue for and make contributions under the plans based on certain percentages of the employees' salaries.  Costs for pension and employee benefits for the years ended December 31, 2010, 2009 and 2008 were $4,430, $2,018 and $1,549 respectively.

The Group has no other obligation to make payments in respect of retirement benefits of its employees.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

24.	Commitments and Contingencies

On December 9, 2008, CCI consummated its purchase of SNC.  The purchase terms provide for a contingent amount of up to RMB 5.0 million (approximately $727,611) for taxes actually paid by the SNC shareholders arising from the transaction.  (Refer to Note 6).  According to statutory tax rate of 20% applicable to this type of transaction, the Company recorded a contingent payable of RMB3.2 million (approximately $461,742), which has been recognized in the cost of SNC acquisition. The actual amount payable could be higher or lower than the amount accrued and the timing of such payment is indeterminable.

The audit committee of the Board has commenced a review of certain past payments and contract arrangements of Sing Kung and its subsidiaries made to third parties and parties related to its former shareholders and the theft of a portion of the final Changchun Project payment. The investigation is being supported by independent legal counsel.  The internal investigation is ongoing and the Company expects to incur material expenses to complete it and to pursue claims, if any, that are determined to be actionable. There is no assurance that the findings of the investigation will not lead to a requirement to make historical financial statement adjustments, which could be material.

In addition to the above matter, the Group, in the normal course of business, is subject to legal proceedings and claims.  As of December 31, 2010, and the through the date of these financial statements, the Group’s management has evaluated all such matters and none were.

There are no other contingencies and commitments other than those disclosed in other notes to the consolidated financial statements.

25.	Income Taxes

(a)	Income tax expense:

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

CCI has been approved as a "foreign invested enterprise" and granted a preferential tax treatment, i.e. a tax holiday of full exemption from EIT for the two calendar years ended December 31, 2008 and 2009 and a 50% reduction on its EIT rate for the ensuing three calendar years ending December 31, 2010 through 2012.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

25.	Income Taxes (…/cont’d)

(a)	Income tax expense: (…/cont’d)

The Company’s income tax expense consists of the following:

	For the year ended December 31,
	2010	2009	2008
PRC income tax:
current	$-	$7,750	$114,695
deferred	-	-	-
Total	$-	$7,750	$114,695

A reconciliation of the expected income tax expense to the actual income tax expense is as follows:

	For the year ended December 31,
	2010	2009	2008
(Loss)/income before tax	$(7,663,703)	$(4,285,174)	$3,884,834
PRC tax at statutory income tax rates	(1,915,926)	(1,071,293)	971,208
Expected income tax expense calculated at PRC statutory rates	-	-	-
Under provision in prior year	-	7,750	-
Tax effect not recognized	(1,915,926)	(1,071,293)	(856,513)
Actual income tax expense	$-	$7,750	$114,695

As of December 31, 2010, 2009 and 2008, the Company did not have any significant temporary differences or carry forwards that could result in deferred tax. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions or unrecognized tax benefits. The Company classifies interest and/or penalties related to income tax matters in income tax expense. For the years ended December 31, 2010, 2009 and 2008, the Company has not recognized any amount of interest and penalties related to uncertain tax positions. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

The New EIT Law also imposes a withholding tax of 10% unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008.  Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax.  The Company has not provided for income taxes on accumulated earnings of its PRC subsidiary as of December 31, 2010 or 2009 because there were losses during those years and the cumulative losses exceed accumulated earnings from the year ended December 31, 2008.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

25.	Income Taxes (…/cont’d)

(a)	Income tax expense: (…/cont’d)

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational or other errors made by the taxpayer or the withholding agent.  The statute of limitations extends to five years under special circumstances. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Accordingly, for the years ended December 31, 2007 through 2010 the income tax returns of the Company’s subsidiaries domiciled in the PRC are open to examination by the PRC state and local tax authorities.

(b)	Tax refund receivable:

The tax receivable of $189,026 reflected on the balance sheet as of December 31, 2009 reflects the amount due to the company after the filing of the final U.S. Federal tax return of IAG.  The tax receivable collected by the Company during 2010.  Following the date of the re-domestication merger (September 9, 2009) the Company was no longer subject to U.S. tax jurisdiction.

(c)	Income taxes payable:

The current portion of income taxes payable are as follows:

	As of December 31,
	2010		2009
Income tax payable	$		$9,147
Total		$-	$9,147

There was no current income tax payable at December 31, 2010.  The current income tax payable at December 31, 2009 was all related to state taxes payable by IAG pursuant to its final U.S. returns.

The non-current portion of income taxes payable, all of which are applicable to the PRC, are as follows:

	As of December 31,
	2010	2009
Income tax payable	$27,994	$124,474
Total	$27,994	$124,474

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

26.	Comprehensive (Loss)/Income

Comprehensive (loss)/income consists of the following for the years ending December 31, 2010 2009 and 2008:

	Year-ending December 31,
	2010	2009	2008
Net (loss)/income attributable to common stock	$(7,663,703)	$(4,285,174)	$3,770,139

Other comprehensive income:
Foreign currency translation adjustments	495,467	284,589	278,593

Total comprehensive (loss)/income	$(7,168,236)	$(4,000,585)	$4,048,732

27.	Operating Lease and Other Fixed Commitments

All lease obligations and other commitments are month-to-month.  Although the Company does not have long-term arrangements to accommodate its administration and other operational needs, management believes that it can find suitable office accommodations on a short-term basis if current arrangements are terminated.

28.	Certain risks and concentrations

(a)	Credit risk – major customers

Financial instruments that expose the Group to concentrations of credit risk primarily consist of cash and Net investments in BT projects. The maximum amount of loss due to credit risk in the event of other parties failing to perform their obligations is represented by the carrying amount of each financial asset as stated in the consolidated balance sheet.

As of December 31, 2010 and 2009, all of the Group’s cash was in deposits maintained in jurisdictions outside of the US where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts because it holds balances in large, well capitalized financial institutions in all cases.

The Group performs ongoing credit evaluations of its customers’ financial condition. As of December 31, 2010 and 2009, two PRC government entities accounted for 100% of the Group’s accounts receivable.

(b)	Foreign operations

Although currently suspended, all of the Group’s historical operations have been conducted in the PRC and its long-lived assets are located there. Accordingly, the Company’s business, financial condition and results of operations are influenced primarily by the political, economic and legal environment in the PRC. Among other risks, the Company’s operations in the PRC are subject to the risks of restrictions on transfer of funds, changing taxation policies, foreign exchange restrictions and fluctuations relative to the US dollar, an uncertain legal framework and political conditions and the potential imposition of governmental regulations that could be adverse to the Company.

CNC DEVELOPMENT LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

29.	Subsequent events

(a)	Payment of Changchun Project receivable and theft of proceeds

The Changchun municipality paid the full agreed settlement amount of the Changchun Project receivable of RMB 52,038,701 (approximately $7,857,853) in February 2011. Affiliates of the former SNC shareholders and management submitted fraudulent documentation to the Changchun municipality directing the government to make the Changchun Project payments to the bank account of a corporation controlled by them in order to collect their claims under the SNC acquisition agreements in preference to other creditors of the Group and to limit offsets of those claims by CCI that it intended to assert. In an effort to limit both criminal and civil exposure, the parties perpetrating this fraud (i) caused the former shareholders of SNC to deliver an acknowledgement of payment to CCI for RMB 12,916,447 (approximately $1,950,383) that they asserted to be due under the SNC purchase agreement, (ii) caused the BT project payables related to the Changchun Project to be satisfied in full and (iii) paid RMB 30 million to the secured lender Luo. The proceeds received by Luo were in excess of his claims and so in April 2011 he forwarded RMB 4,260,000 (approximately $643,260) to CCI together with a receipt showing payment in full of his secured note (Note 14). The Group is evaluating possible civil or criminal actions that it could potentially bring against the parties involved, but as of the financial statement date has not reached a conclusion about or initiated any action.

(b)	Settlement with Changchun Project contractor

In January 2011 we reached a final settlement with the principal Jiaohe subcontractor regarding disputed amounts due under the contract and the timing of our payments. At the time of settlement we made a cash payment to the subcontractor of RMB 4,500,000 (approximately $679,500) which included a contract amendment fee of $272,175 (RMB 1,802,481) in consideration for which he agreed to accept the remaining RMB 4,500,000 due to him on a pro rata basis as an when the Jiaohe municipality paid CCI under the BT project contract. The contract amendment fee was recognized in the BT project payable account as of December 31, 2010 and was recorded as a component of General and administrative expense for the year.

(c)	Extension and increase of working capital financing

On February 23 the Company’s Executive Committee approved a $50,000 increase in the 2010 Working Capital Loan, which increase was subscribed on March 7, 2011. On July 12, 2011 the Company reached an agreement with all the participants in the 2010 Working Capital Loan to extend the outside maturity date of the notes to February 22, 2012. The consideration for this extension was a cash fee of $65,000 (10% of the principal amount of the 2010 Working Capital Loan) that is required to be paid on or before September 30, 2011 and pro rata issuance of 2,600,000 Company common shares to the participants.  The extension and increase in the permitted amount of the 2010 Working Capital Loan and the consideration to be paid for the extension, including the issuance of new Company common shares, was ratified by the requisite majority of members of our board of directors on July 11, 2011. William C. Morro, our Chief Executive Officer and a related party, is the principal beneficiary of InterAmerican Capital Partners II and the WHI RSP Trust, which together hold $109,280 initial principal amount of the notes issued pursuant to the 2010 Working Capital Loan.  As a result of the extension of the 2010 Working Capital Loan InterAmerican Capital Partners II and the WHI RSP Trust, collectively, received 437,120 Company common shares and expect to receive $10,928 prior to September 30, 2011 (the pro rata cash component of the extension fee)

As of the date hereof the Company’s cash position is believed to be sufficient to sustain operations beyond December 31, 2012 and no holders of the notes issued in conjunction with the funding of the Working Capital Facility had converted the notes to Class B shares.

(d)	Loan to and entry into exclusive relationship to acquire telecommunications infrastructure assets

In February 2011 the Company began to work closely with Grupo Saber (Trinidad) Ltd. and affiliates (“Grupo Saber”).  The principals of Grupo Saber was and continues to be actively pursuing new business opportunities in the wireless telecommunications tower development in Latin America. To facilitate diligence and negotiation of a potential transaction to acquire and build a portfolio of revenue-producing telecommunications towers in Guatemala, Nicaragua, El Salvador and Panama (the “Central America Telecom Project”), the Company loaned Grupo Saber and certain of its principals $100,000 on February 24, 2011. The loan to Grupo Saber initially matured on June 30, 2011 but was extended to September 30, 2011. The loan agreement grants us the right to a security interest in a leased telecommunications tower in Trinidad.  In addition, the principals of Grupo Saber also agreed to work with the Company on an exclusive basis through the maturity date of the loan to pursue the Central American Telecom Project, although there cannot be any assurance that we or the principals of Grupo Saber will be successful in winning the project or raising the financing necessary to start it.